

To Our Stockholders

Notice of Annual Meeting of Stockholders

Date:
Thursday, June 26, 2025

Time:
9:00 a.m. Pacific Time

Place:
The Annual Meeting will be hosted via live webcast on the Internet at www.virtualshareholder meeting.com/SRFM2025.

YOUR VOTE IS IMPORTANT

Your vote is important to us. Whether or not you expect to attend the annual meeting via live webcast, please submit a proxy or voting instructions as soon as possible to instruct how your shares are to be voted at the annual meeting. If you participate in and vote your shares at the annual meeting, your proxy will not be used.

HOW TO PARTICIPATE:

Our annual meeting will be a completely virtual meeting of stockholders. To participate, vote or submit questions during the annual meeting via live webcast, please visit: www.virtualshareholdermeeting.com/SRFM2025. You will not be able to attend the annual meeting in person.

ITEMS OF BUSINESS:

1	Elect the three Class B directors named in the accompanying Proxy Statement to serve until the Company's 2028 annual meeting of stockholders and until their respective successors are duly elected and qualified;
2	Ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025;
3	Approve an amendment to our Amended and Restated Certificate of Incorporation to effect a reverse stock split of our common stock at a reverse stock split ratio ranging from 2:1 to 5:1, inclusive;
4	Approve the Surf Air Mobility Inc. Amended and Restated 2023 Equity Incentive Plan; and
5	Transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

WHO MAY VOTE:

Stockholders of record at the close of business on April 28, 2025.

STOCKHOLDER LIST:

A complete list of stockholders of record of our common stock entitled to vote at the annual meeting will be maintained in our principal executive offices at 12111 Crenshaw Boulevard, Hawthorne, California 90250 for ten days prior to the annual meeting and will be accessible during the meeting at www.virtualshareholdermeeting.com/SRFM2025.

By Order of the Board of Directors,

Deanna White
Chief Executive Officer and Chief Operating Officer
May 13, 2025



Table of Contents

Proxy Statement

Annual Meeting of Stockholders To Be Held June 26, 2025

Our Board of Directors is soliciting your proxy for the 2025 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Thursday, June 26, 2025 at 9:00 a.m. Pacific Time, and at any and all postponements or adjournments of the Annual Meeting, for the purposes set forth in the Notice of Annual Meeting of Stockholders accompanying this Proxy Statement. This Proxy Statement and proxy materials are first being made available to stockholders on May 13, 2025.

We will be hosting the Annual Meeting via live webcast on the Internet. Any stockholder as of the Record Date can listen to and participate in the Annual Meeting live via the Internet at www.virtualshareholdermeeting.com/SRFM2025. Stockholders may vote and ask questions while connected to the Annual Meeting on the Internet.

You will not be able to attend the Annual Meeting in person.

Unless the context otherwise requires, references in this Proxy Statement to "Company," "we," "our," "us," and similar terms refer to Surf Air Mobility Inc., a Delaware corporation.


Important notice regarding the availability of proxy materials for the stockholder meeting to be held on June 26, 2025:

The Notice of Annual Meeting, our Proxy Statement and our Annual Report to Stockholders are available at www.proxyvote.com.


Meeting Information

Annual Meeting of Stockholders

TIME AND DATE
9:00 a.m. Pacific Time on **Thursday, June 26, 2025**



PLACE
The Annual Meeting will be hosted via live webcast on the Internet at www.virtualshareholdermeeting.com/SRFM2025.

RECORD DATE
April 28, 2025

Voting

Stockholders as of the close of business on the Record Date are entitled to vote.

Vote by Internet at www.proxyvote.com
Vote during the meeting via the www.virtualshareholdermeeting.com/SRFM2025.

Voting Matters

Board Recommendation	Proposals
FOR ALL director nominees	Proposal 1: Election of Class B Directors
FOR	Proposal 2: Ratification of the Appointment of PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm for the Year Ending December 31, 2025
FOR	Proposal 3: Approval of a Reverse Stock Split
FOR	Proposal 4: Approval of the Surf Air Mobility Inc. Amended and Restated 2023 Equity Incentive Plan

Proposal 1 — Election of Directors

Our Board of Directors (the "Board") is currently comprised of eight directors. Under our amended and restated certificate of incorporation (the "Certificate of Incorporation"), our Board is divided into three classes, each serving a staggered three-year term, with one class being elected at each year's annual meeting of stockholders as follows:

- the Class B directors are David Anderman, John D'Agostino and Edward Mady, and their terms will expire at the Annual Meeting;

- the Class C directors are Carl Albert, Tyler Painter and Sudhin Shahani, and their terms will expire at the 2026 annual meeting of stockholders; and

- the Class A directors are Tyrone Bland and Bruce Hack, and their terms will expire at the 2027 annual meeting of stockholders.

Upon the recommendation of the Nominating and Corporate Governance Committee of our Board, our Board has nominated each of David Anderman, John D'Agostino, and Edward Mady for election to our Board as Class B directors to serve until the 2028 annual meeting of stockholders and until their respective successors are duly elected and qualified.

Proxies may only be voted for the three Class B directors nominated for election at the Annual Meeting.

Each of David Anderman, John D'Agostino, and Edward Mady are standing for election to our Board for the first time, Mr. Anderman since his appointment as a Director by the Board in December 2024 and Messrs. D'Agostino and Mady since we became a publicly traded company. Mr. D'Agostino and Mr. Mady were members of the Board of Surf Air Global Limited and prior to our direct listing were recommended by the Surf Air Global Limited Board to serve on the Company's Board. Mr. Anderman, having previously been the Company's Chief Legal Officer and later a consultant to the Company was recommended by the Nominating and Corporate Governance Committee to join the Board.

Each of the director nominees has consented to being named in this Proxy Statement and to serving as a director, if elected. We have no reason to believe that any of the nominees will be unable or unwilling for good cause to serve if elected. However, if any nominee should become unable for any reason or unwilling for good cause to serve, the proxy holders will vote the proxies received by them for another person nominated as a substitute by the Board, or the Board may reduce the number of directors on the Board.

Biographical Descriptions

Set forth below is biographical information about each of our director nominees and continuing directors. The information below is provided as of May 2, 2025. The primary experience, qualifications, attributes, and skills of each of our director nominees that led to the conclusion of the Nominating and Corporate Governance Committee and the Board that such nominee should serve as a member of the Board are also described below.

VOTE

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR ALL" OF THE DIRECTOR NOMINEES. UNLESS OTHERWISE INSTRUCTED, THE PROXY HOLDERS WILL VOTE THE PROXIES RECEIVED BY THEM "FOR ALL" THE DIRECTOR NOMINEES.

Nominees for Election as Class B Directors at the Annual Meeting

DAVID ANDERMAN

Class B
Age: 55
Director Since: 2024



POSITION AND BUSINESS EXPERIENCE

David Anderman has served as a director of the Company since December 2024, having previously served as Chief Legal Officer of the Company from June 2023 to May 2024. Mr. Anderman has served as President of Proxima Centauri, LLC, a business advisory firm, advising venture funds on strategy and operations, since 2014.
Mr. Anderman has served as the Co-Founder and General Partner of Stellar Ventures, a venture fund investing in the next generation of space entrepreneurs, since July 2021. Mr. Anderman was General Counsel of SpaceX, a space technology company, from June 2019 to December 2020, during which time he supported the launch of satellite internet network Starlink and aided the SpaceX launch of NASA astronauts to the International Space Station. Mr. Anderman served 16 years at Lucasfilm Ltd., starting as a junior lawyer and rising through the ranks to become General Counsel and Chief Operating Officer. He has held C-level positions at a series of technology startups. Mr. Anderman began his career as an intellectual property litigator in Silicon Valley.

KEY ATTRIBUTES

Mr. Anderman is qualified to serve on the Board based on his on his extensive business experience and industry knowledge.

JOHN D´AGOSTINO

Class B
Age: 49
Director Since: 2023



POSITION AND BUSINESS EXPERIENCE

John D'Agostino has served as a director of the Company since July 2023. Mr. D'Agostino has served as Senior Advisor at Coinbase Institutional, a digital currency asset manager, since June 2021. Prior to his role at Coinbase Institutional, Mr. D'Agostino was the US Managing Director at Waystone Governance, a provider of institutional governance, risk and compliance services to the asset management industry, from May 2015 to September 2021. From May 2017 to December 2021, Mr. D'Agostino served as a director of Midpoint Holdings Ltd. In 2021, Mr. D'Agostino was named Fellow of the AIF Institute Financial Innovation Center of Excellence. Mr. D'Agostino received his MBA from Harvard Business School, and his B.A. from Williams College.

KEY ATTRIBUTES

Mr. D'Agostino is qualified to serve on the Board based on his extensive corporate finance and operational leadership.

EDWARD MADY

Class B
Age: 72
Director Since: 2023



POSITION AND BUSINESS EXPERIENCE

Edward Mady has served as a director of the Company since July 2023. Mr. Mady served as Senior Advisor and Advisory Board Member to Surf Air Global Limited from January 2017 to July 2023. Mr. Mady has served as President and COO of The Masterpiece Collection Ltd., a luxury hospitality company, since December 2023.
Mr. Mady served as General Manager of The Beverly Hills Hotel and Regional Director for Dorchester Collection, a luxury hotel operator, also overseeing Hotel Bel-Air from July 2011 to February 2022. Prior to that role, Mr. Mady worked as the General Manager at the New York Palace from June 2009 to June 2011. Prior to that role, Mr. Mady worked at The Ritz-Carlton Hotel Company as a Vice President and Area General Manager from November 1988 to May 2009. Mr. Mady has also served as the Principal to Edward Mady LLC, a consultancy serving leaders of travel-based organizations including hospitality and aviation brands, since December 2016. Mr. Mady studied Hotel Restaurant Management at St. Clair College.

KEY ATTRIBUTES

Mr. Mady is qualified to serve on the Board based on his extensive management and client hospitality experience.

Continuing Directors

CARL ALBERT

Class C
Age: 83
Director Since: 2023



POSITION AND BUSINESS EXPERIENCE

Carl Albert has served as the Chairman of the Board of the Company since July 2023. Mr. Albert served on the board of Surf Air Global Limited, a subsidiary of the Company, from 2021 until the Company's direct listing on the NYSE. Mr. Albert has been Chairman and Chief Executive Officer of Fairchild Venture Capital Corporation, a privately held investment firm, since 2000 and General Partner of Positano Premiere Properties, a privately held firm engaged in investment in real estate development and management and other investment activities, since 2003. Mr. Albert was Chairman of the Board for Boise, Inc. (NYSE: BZ) from February 2008 to November 2013. Mr. Albert was a member of the Board of Great Lakes Dredge and Dock (NASDAQ: GLDD) from July 2010 to May 2019. While a member of GLDD board, Mr. Albert served as Audit Committee Chair and member of Compensation and Nominating & Governance Committees. Mr. Albert was the Chairman and Chief Executive Officer of Fairchild Aircraft and Fairchild Aerospace, the parent company of Fairchild Aircraft and Dornier Luftfahrt, from 1990 to 2000. Mr. Albert served as principal venture capital investor, and then Chairman, CEO and President of Wings West Airlines, managing the growth of the airline and initial public offering from 1984 to the 1988 acquisition of the company by AMR Corporation, the parent company of American Airlines. Prior to his work in the airline and aircraft manufacturing industries, Mr. Albert was an attorney specializing in business matters. Mr. Albert received his LLB at the University of California, Los Angeles, School of Law and his B.A. at the University of California, Los Angeles.

KEY ATTRIBUTES

Mr. Albert is qualified to serve as Chair of the Board based on his extensive business experience and industry knowledge.

TYRONE BLAND

Class A
Age: 54
Director Since: 2023



POSITION AND BUSINESS EXPERIENCE

Tyrone Bland has served as a director of the Company since July 2023. Mr. Bland has served as a Managing Partner at Porter Tellus, LLC, a strategic advising firm since May 2023. Prior to his role at Porter Tellus, LLC, Mr. Bland served as the Head of Global Government Affairs for Creative Artists Agency, LLC ("CAA"), a talent agency, from October 2020 to May 2023. Prior to CAA, Mr. Bland was Vice President of State and Local Government Relations for Herbalife Nutrition, a marketer of dietary supplements, from January 2016 to October 2020 and Managing Partner for Porter Tellus, LLC from January 2007 to January 2016. Mr. Bland received his B.A. from University of California at Los Angeles.

KEY ATTRIBUTES

Mr. Bland is qualified to serve on the Board based on his regulatory experience and operational leadership.

BRUCE HACK

Class A
Age: 76
Director Since: 2023



POSITION AND BUSINESS EXPERIENCE

Bruce Hack has served as a director of the Company since July 2023. Mr. Hack has served as the founder and Chief Executive Officer of BLH Venture, LLC, a strategic and financial advisory firm, since 2010. Prior to founding BLH Venture, LLC, Mr. Hack served as an Executive Vice Chairman of Activision Blizzard from 2008 to 2009 and Chief Executive Officer of Vivendi Games from 2004 to 2008. Mr. Hack also served as Vice-Chairman of the Board of Directors for Universal Music Group, Inc. from 1998 to 2001 and Chief Financial Officer of Universal Studios, Inc. from 1995 to 1998. In addition, Mr. Hack served as the Executive Chairman of PowerUP Acquisition Corporation from January 2021 to August 2023, was previously Director then Chairman of Technicolor, Inc. from 2010 to 2019, and served as director of Mimedx Group, Inc. from 2010 to 2019. Mr. Hack received his B.A. from Cornell University and his M.B.A from the University of Chicago.

KEY ATTRIBUTES

Mr. Hack is qualified to serve on the Board based on his operational and financial expertise and public company board experience.

TYLER PAINTER



Class C
Age: 53
Director Since: 2023

POSITION AND BUSINESS EXPERIENCE

Tyler Painter has served as a director of the Company since July 2023. Mr. Painter has served as the CFO and COO of Wisk Aero, an aerospace company, since April 2022. Prior to becoming the CFO of Wisk Aero, Mr. Painter served as a Senior Advisor and acting CFO for the Company from August 2020 to April 2022. From January 2018 to October 2019, Mr. Painter served as CFO of Fair Financial Corporation. Mr. Painter served as the CFO of Solazyme from September 2007 through October 2014 and expanded his role to include CFO and COO from October 2014 through October 2017. In August 2017, Solazyme, which had been re-named TerraVia Holdings, Inc., was acquired in a sale process conducted under Section 363 of the U.S. Bankruptcy Code. Prior to Solazyme, Mr. Painter served as Corporate Treasurer and VP of Finance and Investor Relations for Wind River Systems from September 2000 through April 2007. Earlier in his career, Mr. Painter held various finance roles at Cars Direct and Gap Inc. Mr. Painter holds a B.S. in business with concentration in finance from California Polytechnic University, San Luis Obispo.

KEY ATTRIBUTES

Mr. Painter is qualified to serve on the Board based on his extensive corporate finance and operational experience.

SUDHIN SHAHANI



Class C
Age: 42
Director Since: 2023

POSITION AND BUSINESS EXPERIENCE

Sudhin Shahani has served as a director of the Company since July 2023. Mr. Shahani is the co-founder and served as the Chief Executive Officer of Surf Air Global Limited from 2013 to July 2023. Prior to his role at Surf Air, Mr. Shahani was an Entrepreneur in Residence at Anthem Ventures, an early-stage venture capital firm, where he worked with a number of portfolio companies, led investments, and served on the board of Madefire from July 2013 to December 2018 and Panna from March 2012 to April 2019 (until their sale to Discovery Networks). Prior to his role at Anthem Ventures, Mr. Shahani co-founded Musicane, a digital music and social shopping network from 2004 to 2009. Mr. Shahani holds a B.S. with honors in Business Administration & Entrepreneurship from Babson College.

KEY ATTRIBUTES

Mr. Shahani is qualified to serve as a member of the Board based on his extensive business management experience.

VOTE

The Board of directors recommends a vote "FOR ALL" of the director nominees. Unless otherwise instructed, the proxy holders will vote the proxies received by them "FOR ALL" the director nominees.

Corporate Governance

Corporate Governance Guidelines

Our Board has adopted Corporate Governance Guidelines to assist the Board in the discharge of its duties and to set forth the Board's current views with respect to selected corporate governance matters considered significant to our stockholders. Our Corporate Governance Guidelines direct our Board's actions with respect to, among other things, our Board composition and director qualifications, expectations of directors, director compensation, director orientation and continuing education, succession planning and the Board's annual performance evaluation. A current copy of our Corporate Governance Guidelines is available under "Governance" then "Governance Documents" on our website at *https://investors.surfair.com/*.

Director Independence

Under the rules of the New York Stock Exchange ("NYSE") and our Corporate Governance Guidelines, independent directors must comprise a majority of our Board. Under the NYSE rules, a director will only qualify as an "independent director" if our Board affirmatively determines that the director, in the opinion of our Board, does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our Board reviewed its composition and the independence of our directors and considered whether any director has a relationship with us that could interfere with his or her ability to exercise independent judgment in carrying out his or her responsibilities. In addition, the Board annually evaluates and determines the independence of each our non-employee directors under the NYSE listing standards. As a part of the evaluation process, and as part of the independence determination by the Board, the Board considers, in addition to such other factors as they may deem appropriate, each director's occupation, personal and affiliate transactions with the Company, and other relevant direct and indirect relationships with the Company that may affect independence. Based upon information requested from and provided by each director concerning his or her background, employment, and affiliations, including family relationships, our Board has determined that each of Mr. Albert, Mr. Bland, Mr. D'Agostino, Mr. Hack, Mr. Mady and Mr. Painter qualify as independent directors, as defined under the listing rules of the NYSE, and that our Board consists of a majority of "independent directors," as defined under the rules of the SEC and NYSE. In making these determinations, our Board considered the relationships that each non-employee director has with us and all other facts and circumstances our Board deemed relevant in determining independence. David Anderman and Sudhin Shahani are not considered independent directors as a result of their former employment by the Company.

Board Leadership Structure

We have no policy requiring either that the positions of the Chairman of the Board and our Chief Executive Officer be separate or that they be occupied by the same individual. Our Board believes that it is important to retain flexibility to allocate the responsibilities of the offices of the Chairman of the Board and Chief Executive Officer in a way that is in our best interests and the best interests of our stockholders at a given point in time. Deanna White currently serves as our Chief Executive Officer (in addition to her role as Chief Operating Officer) and Carl Albert serves as independent Chairman of the Board. The Board has determined that this leadership structure is best for the Company at this time because it provides our Chief Executive Officer, Ms. White, with the ability to focus on our day-to-day operations while allowing our Chairman, Mr. Albert, to lead our Board in its fundamental role of providing advice to and oversight of management.

The Board's Role in Risk Oversight

Our Board, as a whole and through its committees, serves an active role in overseeing the management of risks related to our business. Our officers are responsible for day-to-day risk management activities. The full Board monitors risks through regular reports from each of the committee chairs and is apprised of particular risk management issues in connection with its general oversight and approval of corporate matters. The Board and its committees oversee risks associated with their respective areas of responsibility, as summarized below. Each committee meets with key management personnel and representatives of outside advisers as required.

Our Board has delegated oversight for specific areas of risk exposure to its committees as follows:

- The Audit Committee oversees the management of a variety of the Company's risks, including through review and discussion of the Company's guidelines and policies governing the process by which senior management of the Company and the relevant departments of the Company assess and manage the Company's exposure to risk, and reviews major financial risk exposures facing the Company and management's plans to monitor and control such exposures. The Audit Committee is also responsible for primary oversight related to our financial reporting, accounting, and internal controls, oversees our compliance with legal and regulatory requirements, and meets regularly with our internal auditors and independent registered public accounting firm.

- The Compensation Committee reviews and discusses the relationship between risk management policies and practices, corporate strategy, and the Company's compensation arrangements.

Our Board believes that the leadership structure described above under "Board Leadership Structure" facilitates the Board's oversight of risk management because it allows the Board, with leadership from the independent Chairman and working through its independent committees, to participate actively in the oversight of management's actions.

Committees of the Board

The Board has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The written charters of these committees are available under "Governance" the "Governance Documents" on our website at *https://investors.surfair.com/*.

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Carl Albert	★	Chairperson	Chairperson
Sudhin Shahani			
John D'Agostino	✳		Member
David Anderman			
Edward Mady		Member	
Tyler Painter			
Tyrone Bland			Member
Bruce Hack	Member	Member	

✳ Chairperson & Financial Expert   ★ Financial Expert   Chairperson   Member

Audit Committee

Our Board determined that each of Carl Albert, John D'Agostino and Bruce Hack, who comprise our Audit Committee, satisfy the independence standards for such committee established by applicable SEC rules and the listing standards of the NYSE. Additionally, our Board has determined that each of John D'Agostino and Carl Albert is an "audit committee financial expert" as defined by applicable SEC rules.

Committee Members	Primary Responsibilities	Number of Meetings in 2024
Carl Albert John D'Agostino (Chair) Bruce Hack	• Appointing, compensating, retaining and overseeing the work of our independent registered accounting firm. • Evaluating the performance, independence and qualifications of our independent auditors. • Overseeing the quality and integrity of our financial statements and our compliance with applicable legal and regulatory requirements, including accounting, financial reporting, and public disclosure requirements. • Reviewing the performance of our system of internal control over financial reporting and the function of the internal audit department. • Preparing the audit committee report required by the SEC to be included in our annual proxy statement. • Discussing independent auditor's annual audit plan, including the timing and scope of audit activities, and monitoring such plan's progress and results. • Reviewing with management and the independent auditors our annual and quarterly financial statements. • Establishing procedures for employees to submit concerns anonymously about questionable accounting or auditing matters. • Reviewing our guidelines and policies on risk assessment and risk management. • Reviewing and approving related party transactions. • Obtaining and reviewing a report by our independent auditors at least annually that describes our independent auditors' internal quality control procedures, any material issues raised by review under such procedures, and any steps taken to deal with such issues. • Approving (or, in its sole discretion, approving in advance) all audit and permitted non-audit engagements and relationships between us and our independent auditors.	8

The Audit Committee may form subcommittees and delegate to its subcommittees such power and authority as it deems appropriate to the extent consistent with the Company's charter and bylaws, applicable law, rules and regulations and the rules of NYSE. The Audit Committee has no current intention to delegate any of its responsibilities to a subcommittee.

Compensation Committee

Our Board determined that each of Carl Albert, Bruce Hack and Edward Mady, who comprise our Compensation Committee, satisfy the independence standards for such committee established by applicable SEC rules and the listing standards of the NYSE. In making its independence determination for each member of the Compensation Committee, our Board considered whether the director has a relationship with the Company that is material to the director's ability to be independent from management in connection with the duties of a Compensation Committee member.

Committee Members	Primary Responsibilities	Number of Meetings in 2024
Carl Albert (Chair) **Bruce Hack** **Edward Mady**	• Retaining compensation consultants and outside counsel, experts, and other advisors. • Overseeing the Company's overall compensation structure, policies, programs and arrangements. • Reviewing and approving, or recommending that our Board approve, the compensation of our executive officers. • Perform such duties and responsibilities as may be assigned to the Committee under the terms of any compensation or other employee benefit plan, including any incentive- compensation or equity-based plan. • Reviewing and making recommendations to the Board for CEO succession plans and reviewing with management the Company's general management succession plans. • At least annually reviewing and discussing the relationship between risk management policies and practices, corporate strategy, and the Company's compensation arrangements.	5

The Compensation Committee may form subcommittees and delegate to its subcommittees such power and authority to the extent consistent with the Company's charter and bylaws, applicable law, rules and regulations and the rules of the NYSE. The Compensation Committee has not delegated any of its responsibilities to subcommittees. The Compensation Committee may confer with the Board in determining the compensation for the Chief Executive Officer. In determining compensation for executive officers other than the Chief Executive Officer, the Compensation Committee considers, among other things, the recommendations of the Chief Executive Officer.

Pursuant to its charter, the Compensation Committee is authorized to retain or obtain the advice of compensation consultants, outside counsel, experts or other advisors to assist in the evaluation of director and executive officer compensation or in carrying out its other responsibilities.

The Compensation Committee retained Compensia, Inc. ("Compensia") as a national compensation consultant. Compensia did not provide any services to us in 2024 other than an assessment of executive compensation with peer group benchmarking, an assessment of non-employee director compensation, a review of management proposals to the Compensation Committee, and assistance with equity program items, including but not limited to grant guidelines and aggregate equity usage. The Compensation Committee reviewed Compensia's independence and completed an assessment of any potential conflicts of interest raised by Compensia's work by considering the following six factors, as well as others it deemed relevant: (i) whether Compensia provides other services to us; (ii) the annual dollar value of fees paid to Compensia, as a percentage of Compensia's total revenue; (iii) the policies and procedures of Compensia that are designed to prevent conflicts of interest; (iv) any business or personal relationships between Compensia consultants and members of the Compensation Committee; (v) whether any Compensia consultants own the Company's stock and if so, how much; and (vi) any business or personal relationships between Compensia consultants or Compensia with any of our executive officers. As a result of this review, the Compensation Committee concluded that Compensia is independent and that its work does not give rise to any conflicts of interest.

Nominating and Corporate Governance Committee

Our Board determined that each of Carl Albert, John D'Agostino and Tyrone Bland, who comprise our Nominating and Corporate Governance Committee, satisfy the independence standards for such committee established by applicable SEC rules and the listing standards of the NYSE. In making its independence determination for each member of the Nominating and Corporate Governance Committee, our Board considered whether the director has a relationship with the Company that is material to the director's ability to be independent from management in connection with the duties of a Nominating and Corporate Governance Committee member.

Committee Members	Primary Responsibilities	Number of Meetings in 2024
Carl Albert (Chair) **John D'Agostino** **Tyrone Bland**	• Identifying, evaluating and recommending individuals qualified to become members of our Board and its committees. • Overseeing the evaluation of the Board and its committees. • Making recommendations to the Board with respect to the compensation of non-employee members of the Board. • Developing and recommending corporate governance guidelines to our Board. • Advising the Board on corporate governance matters and Board performance matters.	4

The Nominating and Corporate Governance Committee may form subcommittees and delegate to its subcommittees such power and authority as it deems appropriate to the extent consistent with the Company's charter and bylaws, applicable law, rules and regulations and the rules of NYSE. The Nominating and Corporate Governance Committee has no current intention to delegate any of its responsibilities to a subcommittee. In 2024, the Nominating and Corporate Governance Committee did not retain a third-party search firm to assist in the process of identifying and evaluating potential director candidates.

Meetings and Attendance

During fiscal 2024, our Board held thirteen meetings, the Audit Committee held eight meetings, the Compensation Committee held five meetings, and the Nominating and Corporate Governance Committee held four meetings. Each of our directors attended at least 75% of the aggregate meetings of the Board and the committees of the Board on which each served during fiscal 2024. In addition, independent directors of our Board meet in regularly scheduled sessions without management, which are chaired by our independent Chairman.

It is our policy that directors are invited and encouraged to attend each year's annual meeting of stockholders, either in person, telephonically or virtually. A total of 6 directors then serving attended the 2024 Annual Meeting of Stockholders.

Succession Planning

Our Board recognizes that advance planning for contingencies such as the departure, death or disability of the Chief Executive Officer or other top executives is critical so that, in the event of an untimely vacancy, the Company has in place a succession plan to facilitate the transition to both interim and longer-term leadership. The Compensation Committee is developing the Company's executive succession plan, including our emergency succession plan, with input from appropriate members of management.

Consideration of Director Candidates

Our Board and the Nominating and Corporate Governance Committee will consider director candidates recommended for election to the Board by stockholders in the same manner and using the same criteria as that used for any other director candidate. The Nominating and Corporate Governance Committee has not established any specific minimum qualifications that must be met by a director candidate. In evaluating a director candidate, the Nominating and Corporate Governance Committee will consider whether the composition of the Board reflects the appropriate balance of educational background, diversity of professional experience, knowledge of the Company's business, integrity, professional reputation, independence, wisdom and ability to represent the best interests of the Company's stockholders as determined by the Nominating and Corporate Governance Committee. Stockholders who wish to recommend a director candidate for consideration by the Nominating and Corporate Governance Committee and the Board should submit their recommendation in writing to the chairperson of the Nominating and Corporate Governance Committee, care of the Corporate Secretary of the Company, no later than March 28, 2026. Such recommendation must include all information about the stockholder and the candidate otherwise required for director nominations by a stockholder pursuant to our Bylaws. The Nominating and Corporate Governance Committee may request additional information concerning such director candidate as it deems reasonably required to determine the eligibility and qualification of the director candidate to serve as a member of the Board.

Stockholders who wish to nominate a person for election as a director in connection with an annual meeting of stockholders (as opposed to making a recommendation to the Nominating and Corporate Governance Committee as described above) must deliver written notice to our Corporate Secretary in the manner described in our Bylaws, and as described further under "Proposals of Stockholders and Director Nominations for 2026 Annual Meeting" below.

While our Board has no formal policy for the consideration of diversity in identifying director nominees, the Nominating and Corporate Governance Committee seeks to have a board of directors that will reflect a diversity of experience, qualifications, attributes and skills desirable for the Board as a whole and assesses its effectiveness in this regard as part of its annual evaluation process.

6/8	**61** years	**4** years
Independent	**Average Board Age**	**Average Board Tenure***

*   Includes time served on the board of directors of Surf Air Global Limited ("SAGL"), a predecessor to and now subsidiary of the Company.

Communications with the Board

The Board has established a process to receive communications from stockholders and other interested parties. Stockholders and other interested parties may communicate directly with members of the Board, the independent directors, or the Chairman of the Board by submitting a communication in an envelope marked "Confidential" addressed to the "Board of Directors," "Independent Members of the Board of Directors," or "Chairman," as applicable, at: 12111 Crenshaw Boulevard, Hawthorne, California 90250.

Policy on Pledging and Hedging of Company Shares

As part of our Insider Trading Policy adopted by our Board and applicable to our directors, officers and employees, certain contractors, consultants or other persons designated as insiders, their immediate family members and other persons sharing the same household, any corporations, partnership or other entities that such person controls or manages and any trust for which such person is the trustee or has a beneficial pecuniary interest (collectively, "Insiders"), Insiders are not permitted to trade in Company securities while in possession of material nonpublic information about the Company, engage in short sales of Company securities, engage in transactions in put options, call options or other derivative securities, on an exchange or in any other organized market in connection with Company securities, pledge Company securities as collateral for a loan or margin Company securities in a margin account or purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engage in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company securities.

Policies and Procedures Governing Insider Trading

Our Insider Trading Policy sets forth policies and procedures governing the purchase, sale, and other transactions in Company securities by directors, officers, and employees. These policies and procedures, as well as procedures that the Company follows, are reasonably designed to promote compliance with insider trading laws, rules, and regulations and applicable listing standards.

Code of Ethics and Code of Business Conduct and Ethics

We have adopted a written code of conduct and ethics that applies to each of our employees, officers and directors, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted under "Governance" on our website at *https://investors.surfair.com/*. To the extent required by rules adopted by the SEC and the NYSE, we intend to promptly disclose future amendments to certain provisions of the code, or waivers of such provisions granted to executive officers and directors, on our website at *https://investors.surfair.com/*.

Director Compensation

Non-Employee Director Compensation

We maintain a policy for compensating our non-employee directors with a combination of cash and equity, with such equity awards being subject to the terms and conditions of our Amended & Restated 2023 Equity Incentive Plan (the "2023 Plan").

Annual Cash Retainers

At the time of our direct listing in July 2023, all non-employee directors were entitled to receive a $50,000 ($60,000 for our Lead Independent Director) annual cash retainer for serving as a member of the Board. On December 3, 2024, the Nominating and Governance Committee of the Board approved a reduction of the annual cash retainer for serving as a member of the Board by 30%, to $35,000 for non-employee directors and $42,000 for our Lead Independent Director. Non-employee directors are also eligible for the following additional annual cash retainers for their Board committee service:

	Chair	Member
Audit Committee	$25,000	$12,500
Compensation Committee	20,000	10,000
Nominating Committee	15,000	7,500

Each annual cash retainer is paid quarterly in arrears after the end of each fiscal quarter. We reimburse all of our non-employee directors for their reasonable out-of-pocket expenses, including travel, food, and lodging, incurred in attending meetings of our Board and/or its committees.

Equity Compensation

At the time of our direct listing in July 2023, new non-employee directors were entitled to receive an initial equity grant with a target grant date fair value of $330,000 awarded in the form of restricted stock units. On July 25, 2023, each non-employee director was awarded 13,409 restricted stock units, (the "July 2023 RSUs"), based on an assumed opening price of our common stock as of the date of our direct listing of $24.61 per common share. The actual opening price of our common stock as of July 27, 2023, the date of our direct listing, was $5.00 per common share, and the closing price of our common stock as of such date was $3.15 per common share. On April 3, 2024 each non-employee director was awarded an additional 91,353 restricted stock units, (the "April 2024 RSUs"), which, together with the original grant of 13,409 restricted stock units previously granted to each non-employee director, represented $330,000 based on the $3.15 per share closing price on July 27, 2023, the date of our direct listing. As disclosed in last year's proxy statement, the April 2024 RSUs appear as awards in this year's Director Compensation Table in accordance with SEC rules. On December 3, 2024, the Nominating and Governance Committee of the Board approved a reduction of the target grant date fair value of the initial equity grant by 30%, to $231,000. Subject to the non-employee director's continued service, initial equity awards vest on the one-year anniversary of the date of grant, provided that, because the April 2024 RSUs were intended to constitute part of the initial grant along with the July 2023 RSUs, the April 2024 RSUs vested in July 2024 along with the July 2023 RSUs. In addition, for service in 2024, each non-employee director is entitled to receive an annual equity grant with a target grant date fair value of $165,000 awarded in the form of restricted stock units. Such award for 2024 service will be granted on or around the date of the Annual Meeting and, in accordance with SEC rules, will appear as awards in next year's Director Compensation Table. Beginning in 2025 and in subsequent years, on or around the date of the annual meeting of stockholders, each non-employee director will receive an annual grant with a target grant date fair value of $115,500 (reduced by 30% as approved by the Nominating and Governance Committee of the Board on December 3, 2024) in the form of restricted stock units. The annual equity awards vest in full on the one-year anniversary of the date of grant subject to the non-employee director's continued service through such date, provided that, because the 2024 annual equity grant that will be awarded at the time of the Annual Meeting is intended as compensation for service during 2024, such award will vest in full at the time of grant. In addition, in 2024, Carl Albert and Bruce Hack received option grants of 172,340 and 14,286 shares, respectively, with an exercise price of $6.17 per share, 25% of which were vested as of the grant date of April 3, 2024, with the remaining 75% vesting over a three-year period thereafter subject to the non-employee director's continued service. Such options were granted to compensate Messrs. Albert and Hack for significant additional time spent during the year in connection with certain projects outside of their normal duties on the Board. Also during 2024, Mr. Shahani received a stock option grant and Mr. Anderman received the grant of a warrant in connection with their service as an employee and a consultant, respectively, during the year and though such grants were not intended to compensate them in their capacities as non-employee directors, such amounts appear as compensation in the table below in accordance with SEC rules.

Director Stock Ownership Guidelines

The Compensation Committee and our Board of Directors adopted the following stock ownership guidelines for our non-employee directors to better align the interests of our non-employee directors with those of our stockholders:

- Directors must maintain a minimum holding of company stock with a fair market value equal to five times (5x) such director's annual cash retainer (excluding annual retainers for service on committees of the Board); and

- Directors will have five years to reach the minimum holding level.

As of April 1, 2025, all of our non-employee directors had either met their stock ownership requirement or had remaining time to do so.

Director Compensation Table - Fiscal 2024

The following table sets forth information regarding the compensation received by each of our non-employee directors serving during the year ended December 31, 2024. Stan Little and Sudhin Shahani, who received compensation as employees and/or consultants of the Company, did not receive any compensation for their service on the Board, but, in accordance with SEC rules, Sudhin Shahani's compensation for the year is included in the table below:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][7]	Option Awards ($)[1]	All Other Compensation ($)	Total ($)
Carl Albert[2]	51,613	80,519	155,095	—	287,227
David Anderman[3]	—	—	—	257,204[8]	257,204
Tyrone Bland	16,563	80,519	—	—	97,082
John D'Agostino	28,875	80,519	—	—	109,394
Bruce Hack[4]	21,875	80,519	12,856	—	115,250
Ed Mady	21,000	80,519	—	—	101,519
Tyler Painter	17,500	80,519	—	—	98,019
Sudhin Shahani	—	—	820,298[5]	714,795[6]	1,535,093

(1) Amounts shown in these columns represent the aggregate grant date fair value (calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 "Compensation – Stock Compensation") of stock awards and stock options and warrants granted during the year. A description of the methodologies and assumptions we use to value equity awards and the manner in which we recognize the related expense are described in Note 18 to our consolidated financial statements. These amounts may not correspond to the actual value eventually realized by each director because the value depends on the market value of our common stock at the time the award vests or is exercised. As of December 31, 2024, Mr. Albert held 14,966 outstanding restricted stock units and 172,340 outstanding options, Mr. Anderman held 28,571 outstanding restricted stock units, 142,857 outstanding warrants (held by his company as described in footnote 3 below), and 1,594 outstanding options, Mr. Bland held 14,966 outstanding restricted stock units and 0 outstanding options, Mr. D'Agostino held 14,966 outstanding restricted stock units and 0 outstanding options, Mr. Hack held 14,966 outstanding restricted stock units and 14,286 outstanding options, Mr. Mady held 16,514 outstanding restricted stock units and 0 outstanding options, Mr. Painter held 14,966 outstanding restricted stock units and 0 outstanding options, and Mr. Shahani held 0 outstanding restricted stock units, 180,000 outstanding performance-based restricted stock units, and 911,544 outstanding options.

(2) Mr. Albert was granted a stock option award of 172,340 shares on April 3, 2024, of which 25% of these stock options were vested as of the grant date of April 3, 2024, with the remaining 75% vesting over a three-year period thereafter.

(3) As part of a separate consulting agreement, Mr. Anderman was granted warrants to purchase up to 142,857 shares of common stock in the name of his company Proxima Centauri.

(4) Mr. Hack was granted a stock option award of 14,286 shares on April 3, 2024, of which 25% of these stock options were vested as of the grant date of April 3, 2024, with the remaining 75% vesting over a three-year period thereafter.

(5) Mr. Shahani was granted a stock option award of 911,544 shares on April 3, 2024, of which 25% of these stock options were vested as of the grant date of April 3, 2024, with the remaining 75% vesting over a three-year period thereafter.

(6) Of the amount reported in the "All Other Compensation" column, $689,273 represents amounts paid to Mr. Shahani while an employee of the Company and for services performed as a non-employee consultant of the Company and $25,522 represents amounts paid as a car allowance.

(7) The amount reported in this column represents the April 2024 RSUs. The 2024 annual director grant will be granted after the Annual Meeting, at the same time as the 2025 annual director grant, and both grants will appear as compensation in next year's Director Compensation Table.

(8) The amount reported in the "All Other Compensation" column for Mr. Anderman includes $208,333, representing his partial year salary as the Company's Chief Legal Officer, $28,871, representing the grant date fair value of the warrants described in footnote 3 above, and $20,000 for consulting services performed during the year.

Indemnification Agreements

We have entered into indemnification agreements with our officers and directors. These agreements, among other things, require the Company to indemnify its officers and directors for certain expenses, including attorneys' fees, judgments, fines, and settlement amounts incurred by an officer or director in any action or proceeding arising out of their services as one of the Company's officers or directors or any other company or enterprise to which the person provides services at the Company's request.

Executive Officers of the Company

The table below sets forth certain information regarding our executive officers as of May 2, 2025, each of which holds office until such officer's successor has been appointed by the Board, or until such officer's earlier death, resignation or removal:

Name	Age	Position
Deanna White	59	Chief Executive Officer and Chief Operating Officer
Oliver Reeves	46	Chief Financial Officer

Information concerning the business experience of our executive officers is set forth below.

Deanna White	Ms. White has served as the Company's Chief Executive Officer and Chief Operating Officer since December 2024, after having served as Interim Chief Executive Officer and Chief Operating Officer from May 2024 to December 2024, and after previously serving as Chief Financial Officer of the Company from July 2023 to December 2023. Ms. White served as the Chief Financial Officer of Surf Air Global Limited, a subsidiary of the Company, from May 2022 to July 2023, and prior to that, she served as Chief Administrative Officer of Surf Air Global Limited from January 2021 to May 2022. Ms. White served as COO at Kitty Hawk/Cora, an aerospace company, from December 2017 to October 2019, where she led the business operations and commercialization of an R&D eVTOL aircraft program. Ms. White also served as CFO and CEO of Bombardier Flexjet from October 2005 to March 2015. Ms. White holds a BS in accounting from the University of Tampa, and an MBA and MA in Cybersecurity from the University of Dallas.
Oliver Reeves	Mr. Reeves has served as Chief Financial Officer of the Company since January 2024. Mr. Reeves brings with him his deep experience with capital markets strategy. Mr. Reeves most recently served as Chief Strategy Officer of Xinuos, Inc., the developer and licensor of the UnixWare and OpenServer operating systems, from May 2019 to December 2023. Earlier in his career, Mr. Reeves gained investment experience by holding several asset management positions: first as an Investment Analyst at Coliseum Capital Management, then as a Vice President at Gerson Global Advisors, and finally as a Senior Vice President at Phoenix Star Capital. Mr. Reeves received his MBA from Columbia Business School and graduated Summa Cum Laude from Babson College.

There are no family relationships between or among any of our executive officers or directors.

Executive Compensation

Our named executive officers, or NEOs, for 2024, are:

- Deanna White, our Chief Executive Officer, or CEO, and Chief Operating Officer;

- Oliver Reeves, our Chief Financial Officer, or CFO; and

- Stan Little, our former Chief Executive Officer and former member of our Board.

Summary Compensation Table - Fiscal Years 2023-2024

The following table sets forth for each of the NEOs, as applicable: (i) the dollar value of base salary and bonus earned during the years ended December 31, 2024 and 2023; (ii) the aggregate grant date fair value of stock and option awards granted during 2024 and 2023, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718; (iii) all other compensation for 2024 and 2023; and, finally, (iv) the dollar value of total compensation for 2024 and 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Deanna White *Chief Executive Officer and Chief Operating Officer*	2024	650,000	—	—	324,084[3]	10,562	984,646
	2023	579,723	545,834	—	—	39,223	1,164,780
Oliver Reeves *Chief Financial Officer (started 1/1/2024)*	2024	650,000	—	66,001[4]	1,254,000[5]	27,015	1,997,016
Stan Little *Former Chief Executive Officer and former Board Member*	2024	718,750	—	502,152[6]	—	—	1,220,902
	2023	852,493	—	2,548,942	—	446,243	3,847,678

(1)   Amounts shown in these columns represent the aggregate grant date fair value (calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718) of stock awards and stock options granted during the year. A description of the methodologies and assumptions we use to value equity awards and the manner in which we recognize the related expense are described in Note 18 to our consolidated financial statements, Stock-Based Compensation. These amounts may not correspond to the actual value eventually realized by each NEO because the value depends on the market value of our common stock at the time the award vests or is exercised.

(2)   The amounts shown in this column for 2024 are attributed to, for Ms. White, a reimbursement for her move to the Addison, TX office and for Mr. Reeves, a car allowance.

(3)   Ms. White was granted stock option awards of (i) 157,143 shares on April 3, 2024 that were contingent on stockholder approval of an increase in shares under our equity plan, which was received on June 25, 2024, and (ii) 125,151 shares on June 25, 2024.

(4)   Mr. Reeves was granted 7,143 fully vested RSUs on January 8, 2024.

(5)   Mr. Reeves was granted stock option awards of 257,143 shares on January 8, 2024 and 107,143 shares on April 3, 2024 that were contingent on stockholder approval of an increase in shares under our equity plan, which was received on June 25, 2024.

(6)   Mr. Little was granted 205,800 RSUs on August 13, 2024.

Outstanding Equity Awards as of December 31, 2024

The following table sets forth information on outstanding option and stock awards held by the named executive officers at December 31, 2024, including the number of shares underlying both exercisable and unexercisable portions of each stock option as well as the exercise price and expiration date of each outstanding option.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Deanna White	41,925	—	—	3.68	3/1/2032	—	—	—	—
	40,761[2]	1,164	—	40.08	11/12/2032	—	—	—	—
	39,286[3]	117,857	—	6.17	4/3/2034	—	—	—	—
	—	125,151[4]		2.63	6/25/2034	—	—	—	—
Oliver Reeves	—[5]	257,143	—	9.24	1/8/2034	—	—	—	—
	26,787[3]	80,356	—	6.17	4/3/2034	—	—	—	—
Stan Little	—	—	—	—	—	36,757[6]	198,120	—	—
						102,900[7]	554,631	—	—
								40,000[8]	215,600

(1) The dollar amounts shown in these columns are determined by multiplying the corresponding number of shares by $5.39, the closing price per share of the common stock as of December 31, 2024, the last trading day in fiscal 2024.

(2) These stock options vest monthly over a three-year period measured from January 1, 2022.

(3) 25% of these stock options were vested as of the grant date of April 3, 2024, with the remaining 75% vesting over a three-year period thereafter.

(4) These stock options vest in equal installments over a three-year period on each of May 15, 2025, May 15, 2026, and May 15, 2027.

(5) These stock options vest annually over a three-year period measured from January 1, 2024.

(6) These shares vest in equal monthly installments through May 26, 2026.

(7) These restricted stock units were granted to Mr. Little in exchange for the termination of all of his existing and future rights as a holder of participation units under the Company's Incentive Bonus Plan, which was adopted by the Company in conjunction with the acquisition of Southern Airways Corporation. Such restricted stock units will vest on May 14, 2025.

(8) These performance-based restricted stock units ("PRSUs") vest only if the per-share closing price of our common stock over a period of 10 consecutive trading days within five years after July 27, 2023 is greater than 200% of $35.00, subject to Mr. Little's continued employment with the Company or one of its subsidiaries through the date such stock price goal is achieved.

2023 Equity Awards

In connection with the listing, the Compensation Committee approved the grant under the 2023 Equity Incentive Plan of PRSUs of 40,000 PRSUs to Mr. Little. Each PRSU represents a right to receive, upon satisfaction of the performance condition and the vesting of the PRSU, one share of our common stock. These PRSUs will be earned and vest only if (i) the per-share closing price of our common stock over a period of 10 consecutive trading days within five years after July 27, 2023 is greater than 200% of $35.00, and (ii) Mr. Little's employment with the Company or one of its subsidiaries continues through the date such stock price goal is achieved, provided that if his employment is terminated by the Company or a subsidiary without cause or by Mr. Little for good reason (as such terms are defined in his employment agreement), the award will remain outstanding and be eligible to be earned and vest if the stock price goal is achieved before the end of the five-year performance period. In addition, if a change in control occurs during the performance period and while Mr. Little is still employed with the Company or a subsidiary (or has incurred an involuntary termination of his employment as described above), the award will be deemed to be earned and vest in full upon the change in control.

2024 Equity Awards

Ms. White and Mr. Reeves were granted stock option awards of 157,143 and 107,143 shares, respectively, on April 3, 2024 with an exercise price per share of $6.17 that were contingent on stockholder approval of an increase in shares under the 2023 Equity Incentive Plan, which was received on June 25, 2024, with 25% of the shares of common stock subject to these stock options vesting as of the grant date of April 3, 2024 and the remaining 75% vesting over a three-year period thereafter. Ms. White was also granted a further stock option award grant of 125,151 shares on June 25, 2024 with an exercise price per share of $2.63 vesting in three equal installments on each of May 15, 2025, May 15, 2026, and May 15, 2027. On January 8, 2024, Mr. Reeves was also granted a stock option award of 257,143 shares with an exercise price per share of $9.24, vesting in three equal installments on each of January 1, 2025, 2026 and 2027, and 7,143 fully vested Restricted Stock Units ("RSUs"). In 2024, in exchange for the termination of all of his existing and future rights as a holder of participation units under the Company's Incentive Bonus Plan, which was adopted by the Company in conjunction with the acquisition of Southern Airways Corporation, Mr. Little was granted 205,800 RSUs, half of which were fully vested as of the date of grant and the remainder of which will vest on May 14, 2025.

Bonuses

Our executives are eligible to receive discretionary bonuses based on an evaluation of the Company's and their individual performance during the year. In 2023, Ms. White also received a "catch-up" bonus as stipulated in her employment agreement. In 2024, the Board did not award any discretionary bonuses to the NEOs.

Executive Employment and Severance Agreements

On December 19, 2022, we entered into an employment agreement with Ms. White to serve as our Chief Financial Officer. The agreement became effective on the consummation of our direct listing (the "Effective Date") and had an initial three-year term. Ms. White voluntarily resigned as our Chief Financial Officer effective as of December 31, 2023. The agreement provided that Ms. White would receive an initial annual base salary of $650,000 and was eligible for an annual discretionary bonus as determined by the Compensation Committee (with a target incentive equal to 200% of her base salary). The agreement also provided for her to receive an additional bonus equal to the sum of $179,167 plus the amount by which the base salary she would have received for the period from October 1, 2022 through the Effective Date at an annual rate of $650,000 exceeded the amount of base salary she received for her services during that period. She was also eligible to participate in the Company's benefit plans made available to employees generally and was provided a hybrid, electrified, or all electric automobile and use of Company aircraft, each in accordance with Company policies applicable to senior executives. Ms. White was not eligible for any severance payments or benefits in connection with her transition to an advisory role to the Board of Directors from January 1, 2024 to May 31, 2024.

On May 17, 2024, we entered into an employment agreement with Ms. White to serve as our Interim Chief Executive Officer and Interim Chief Operating Officer and on February 4, 2025, we entered into an amendment to such agreement effective January 1, 2025 in connection with her service as Chief Executive Officer and Chief Operating Officer. The agreement became effective on May 15, 2024 and has an initial three-year term that will automatically extend for additional one-year periods unless either party gives notice at least 60 days prior to the scheduled expiration date of a desire not to renew the agreement. The agreement, prior to its amendment, provided that Ms. White would receive an initial annual base salary of $650,000 and was eligible for an annual discretionary bonus as determined by the Compensation Committee (with a target incentive equal to 200% of her base salary). As amended, Ms. White's annual base salary was reduced to $550,000 and she remains eligible for an annual discretionary bonus as determined by the Compensation Committee (with a target bonus opportunity equal to two times the sum of Ms. White's salary for such year plus $150,000), and a guaranteed bonus of $150,000 per year. Pursuant to the agreement, as amended, she is also eligible to participate in the Company's benefit plans made available to employees generally. The agreement also provided for her to receive an option grant for the purchase of up to 157,143 shares of common stock of the Company. She is also eligible to participate in the Company's benefit plans made available to employees generally. Pursuant to the agreement, as amended, if Ms. White's employment with the Company is terminated by the Company without "cause" or by her for "good reason" (as defined in the agreement), in addition to any accrued obligations (which includes any unpaid portion of the guaranteed bonus for the year of termination, up to $75,000) she will receive severance in an amount equal to the sum of (x) 100% of her base salary plus (y) $150,000 (payable in installments over such period, unless such termination is on or within two years following a change in control of the Company, in which case such payments will be made in a lump sum), payment of her COBRA premiums for up to 18 months, payment of any annual bonus earned for the fiscal year prior to termination to the extent not yet paid, a pro-rated target bonus, and accelerated vesting of any time-based vesting component of her then-outstanding and unvested equity awards granted by the Company. Ms. White's right to receive these severance payments and benefits is subject to her executing a general release of claims in favor of the Company and her continued compliance with her confidentiality, non-solicitation (which shall continue for 12 months following termination), and other covenants in favor of the Company. If her employment with the Company terminates due to her death or disability, the Company will pay her (or her estate), in addition to any accrued obligations (which includes any unpaid portion of the guaranteed bonus for the year of termination, up to $75,000), any annual bonus earned for the fiscal year prior to termination to the extent not yet paid and a pro-rated target bonus for the year in which such termination occurs. If any payments under Ms. White's employment agreement would otherwise trigger the excise tax imposed by Section 4999 of the Internal Revenue Code, the payments will be reduced as provided in the agreement to a level that does not trigger the excise tax if the reduction results in her retaining a greater amount of the payments on an after-tax basis than if such reduction were not made.

On December 31, 2023, we entered into an employment agreement with Mr. Reeves to serve as our Chief Financial Officer, which was amended on May 20, 2024 and again on January 1, 2025. The agreement became effective on January 1, 2024 and has an initial three-year term that will automatically extend for additional one-year periods unless either party gives notice at least 60 days prior to the scheduled expiration date of a desire not to renew the agreement. The agreement originally provided that Mr. Reeves would receive an initial annual base salary of $650,000 and was eligible for an annual discretionary bonus as determined by the Compensation Committee (with a target incentive equal to 200% of his base salary). The agreement also provided for him to receive an option grant for the purchase of up to 257,143 shares of common stock of the Company. He is also eligible to participate in the Company's benefit plans made available to employees generally. Pursuant to the January 1, 2025 amendment, Mr. Reeves's annual base salary was reduced to $500,000 and he remains eligible for an annual discretionary bonus as determined by the Compensation Committee (with a target bonus opportunity equal to two times the sum of Mr. Reeves's salary for such year plus $150,000), and a guaranteed bonus of $150,000 per year. Pursuant to the agreement, as amended, if Mr. Reeves' employment with the Company is terminated by the Company without "cause" or by him for "good reason" (as defined in the agreement), in addition to any accrued obligations (which includes any unpaid portion of the guaranteed bonus for the year of termination, up to $75,000), he will receive severance in an amount equal to the sum of (x) 100% of his base salary plus (y) $150,000 (payable in installments over such period unless such termination is on or within two years following a change in control of the Company, in which case such payments will be made in a lump sum), payment of any annual bonus earned for the fiscal year prior to termination to the extent not yet paid, a pro-rated target bonus, payment of his COBRA premiums for up to 18 months, and accelerated vesting of any time-based vesting component of his then-outstanding and unvested equity awards granted by the Company. Mr. Reeves' right to receive these severance payments and benefits is subject to his executing a general release of claims in favor of the Company and his continued compliance with his confidentiality, non-solicitation (which shall continue for 12 months following termination), and other covenants in favor of the Company. If his employment with the Company terminates due to his death or disability, the Company will pay him (or his estate) in addition to any accrued obligations (which includes any unpaid portion of the guaranteed bonus for the year of termination, up to $75,000), any annual bonus earned for the fiscal year prior to termination to the extent not yet paid and a pro-rated target bonus for the year in which such termination occurs. If any payments under Mr. Reeves' employment agreement would otherwise trigger the excise tax imposed by Section 4999 of the Internal Revenue Code, the payments will be reduced as provided in the agreement to a level that does not trigger the excise tax if the reduction results in his retaining a greater amount of the payments on an after-tax basis than if such reduction were not made.

On May 16, 2022, we entered into an employment agreement with Mr. Little, which was amended on October 23, 2022 to provide that he would serve as our Chief Executive Officer as of the Effective Date and had an initial five-year term. The agreement provided that Mr. Little would receive an initial annual base salary of $975,000 and be eligible for an annual discretionary bonus as determined by the Compensation Committee (with a target incentive equal to 200% of his base salary). He was also eligible to participate in the Company's benefit plans made available to employees generally and was provided a hybrid, electrified, or all electric automobile and use of Company aircraft, each in accordance with Company policies applicable to senior executives. Pursuant to the agreement, Mr. Little was granted the right to purchase 92,474 of our restricted shares on May 13, 2022 to vest over a three-year period. Mr. Little voluntarily resigned as our Chief Executive Officer effective as of May 15, 2024 and continues as a non-executive employee of the Company. On May 20, 2024, we entered into a second amendment to Mr. Little's employment agreement where his annual base salary was reduced to $565,000.

Defined Contribution Plan

As part of our overall compensation program, we provide all full-time employees, including each of the NEOs currently employed with us, with the opportunity to participate in a defined contribution Section 401(k) retirement savings plan. The plan is intended to qualify under Section 401 of the Internal Revenue Code so that employee contributions and income earned on such contributions are not taxable to employees until withdrawn. Employees may elect to defer a percentage of their eligible compensation (not to exceed the statutorily prescribed annual limit) in the form of elective deferral contributions to the plan. The 401(k) plan also has a "catch-up contribution" feature for employees aged 50 or older (including those who qualify as "highly compensated" employees) who can defer amounts over the statutory limit that applies to all other employees. The Company does not currently make any matching or other contributions to participants' accounts under the 401(k) plan. Prior to the Company's acquisition of Southern, Mr. Little participated in Southern's 401(k) plan, which had provisions similar to those described above.

Other Benefits

We do not sponsor any qualified or non-qualified defined benefit plans nor do we maintain any non-qualified defined contribution or deferred compensation plans.

Our board of directors and stockholders adopted an Employee Stock Purchase Plan (the "*ESPP*") to provide an additional means to attract, motivate, retain and reward employees and other eligible persons by allowing them to purchase our shares at a discount with their accumulated payroll deductions. The ESPP became effective immediately upon our direct listing.

Incentive Compensation Clawback Policy

We have adopted a Compensation Recoupment (Clawback) Policy, which is intended to comply with the requirements of Section 303A.14 of the New York Stock Exchange Listed Company Manual implementing Exchange Act Rule 10D-1. In the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover, on a reasonably prompt basis, the excess incentive-based compensation received by any covered executive during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

Stock Ownership Guidelines

The Compensation Committee and our Board of Directors maintains the following stock ownership guidelines for our executive officers to better align the interests of our executive officers with those of our stockholders:

- Our chief executive officer must maintain a minimum holding of company stock with a fair market value equal to five times (5x) their annual base salary;

- Our chief financial officer must maintain a minimum holding of company stock with a fair market value equal to three times (3x) their annual base salary;

- Our other Section 16 officers must maintain a minimum holding of company stock with a fair market value equal to two times (2x) their annual base salary; and

- Our executive officers will have five years to reach the minimum holding level.

As of April 1, 2025, all of our executive officers had either met their stock ownership requirement or had remaining time to do so.

Equity Award Grant Practices

The Compensation Committee approves all equity award grants, including to our NEOs, on or before the grant date, except to the extent the Compensation Committee or the Board has delegated to management the authority to grant such awards to certain employees. Annual equity awards are typically determined, reviewed and approved at the first Compensation Committee meeting of the fiscal year. On occasion, the Compensation Committee may grant equity awards outside of our annual grant cycle for new hires, promotions, recognition, retention or other purposes. In 2024, the Compensation Committee did not take into account material non-public information when determining the timing or terms of equity awards, nor did we time disclosure of material non-public information for the purpose of affecting the value of executive compensation. During 2024, the Company did grant stock option awards to NEOs during the period beginning four business days before and ending one business day after the filing of a periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of any Company Form 8-K that disclosed any material non-public information (other than a current report on Form 8-K disclosing a material new stock option award under Item 5.02(e) of such Form 8-K). The following information regarding such option grants is provided in accordance with Item 402(x) of Regulation S-K:

Name	Grant Date	Number of Securities Underlying Award	Exercise Price	Grant Date Fair Value	Percentage Change in Closing Market Price of the Securities Underlying the Award Between the Trading Day Ending Immediately Prior to the Disclosure of Material Nonpublic Information and the Trading Day Beginning Immediately Following the Disclosure of Material Nonpublic Information
Deanna White	4/3/2024	157,143	$6.17	$141,481	(6.4)%
	6/25/2024	125,151	$2.63	$182,666	(10.6)%
Oliver Reeves	4/3/2024	107,143	$6.17	$96,422	(6.4)%

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 28, 2025 by:

- each person known by us to be a beneficial owner of more than 5.0% of our outstanding common stock;

- each of our directors;

- each of our named executive officers; and

- all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership on 19,279,660 shares of our common stock outstanding as of April 28, 2025. In accordance with SEC rules, we have deemed shares of our common stock subject to stock options or warrants that are currently exercisable or exercisable within sixty (60) days of April 28, 2025, and shares of our common stock underlying RSUs that are currently releasable or releasable within sixty (60) days of April 28, 2025, to be outstanding and to be beneficially owned by the person holding the common stock, options, warrants or RSUs for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Surf Air Mobility Inc., 12111 Crenshaw Boulevard, Hawthorne, California 90250. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

NAME	Number of Shares of Common Stock	Percent of Outstanding Common Stock
5% Stockholders		
Liam Fayed[1]	1,965,375	9.99%
Palantir Technologies Inc.[2]	3,421,007	18%
Directors and Executive Officers		
Deanna White	224,999	1%
Oliver Reeves[3]	157,726	*
Stan Little[4]	473,726	2%
Carl Albert[5]	176,114	1%
David Anderman[6]	53,169	
Tyrone Bland	28,016	*
John D'Agostino	34,038	*
Bruce Hack	35,160	*
Edward Mady	39,786	*
Tyler Painter	94,198	*
Sudhin Shahani	636,649	3%
All directors and executive officers as a group (10 persons)	1,479,855	8%

1   Based on information provided in a Schedule 13G filed with the SEC on February 14, 2024, as of December 31, 2023, the number of shares consists of (i) 200,737 shares of the Company's Common Stock held by Liam Fayed and (ii) 620,870 shares of the Company's Common Stock held by LamVen LLC, which is an entity affiliated with Mr. Fayed, as of December 31, 2023. Based on the Schedule 13G and the Company's records, Mr. Fayed has sole voting power with respect to 200,737 of the reported shares, shared voting power with respect to 620,870 of the reported shares, sole investment power with respect to 200,737 of the reported shares, and shared investment power with respect to 620,870 of the reported shares. Also included are 2,241 shares issuable pursuant to outstanding stock options held by Mr. Fayed, which are exercisable currently or within 60 days of April 28, 2025. Additionally, during the year ended December 31, 2024, the Company issued to LamVen (i) 750,000 shares and (ii) 3,389,398 shares issuable pursuant to outstanding warrants, 391,527 of which are exercisable currently or within 60 days of April 28, 2025, in exchange for amounts owed under existing term loans. Such amounts were not included in the referenced Schedule 13G. Mr. Fayed's address is 53 Greenwich Avenue, Second Floor, Greenwich, CT 06830. Item 12 of Part III of the Company's Annual Report on Form 10-K for the year ended December 31, 2024 incorrectly reported Mr. Fayed's ownership by not taking into account the beneficial ownership limitation set forth in the outstanding warrants.

2   Based on information provided in a Schedule 13G filed with the SEC on March 27, 2025, Palantir Technologies held 3,421,007 shares of Common Stock as of March 25, 2025. Palantir Technologies' address is 1200 17th Street, Floor 15 Denver, Colorado 80202.

3   Consists of (i) 4,714 shares held by Mr. Reeves, (ii) 13,724 shares held in a joint account by Mr. Reeves and his spouse, and (iii) 139,288 shares issuable pursuant to outstanding stock options, held by Mr. Reeves, which are exercisable currently or within 60 days of April 28, 2025.

4   Consists of (i) 220,431 shares held by Stan Little, (ii) 102,900 shares issuable pursuant to outstanding restricted stock units, held by Mr. Little, which will vest within 60 days of April 28, 2025, (iii) 118,074 shares of restricted stock held by The Little 2021 Family Trust dated November 15, 2021 ("The Little 2021 Family Trust"), of which Mr. Little is Trustee, and (iv) 32,321 shares held by the MML 2021 Irrevocable Trust, of which Mr. Little's spouse is Trustee. Mr. Little may be deemed to have voting or dispositive power over the shares held by The Little 2021 Family Trust. The reporting person disclaims any pecuniary interest in the shares held by the MML 2021 Irrevocable Trust. Mr. Little was no longer a director of the Company as of December 31, 2024.

5   Consists of (i) 28,016 shares held by Carl Albert, (2) 61,928 shares held by The Carl Albert Trust dated June 7, 1991 ("The Carl Albert Trust"), of which Carl Albert is Trustee, and (iii) 86,170 shares issuable pursuant to outstanding stock options, held by Mr. Albert, which are exercisable currently or within 60 days of April 28, 2025. Mr. Albert may be deemed to have voting or dispositive power over the shares held by The Carl Albert Trust.

6   Consists of (i) 23,225 shares held by Mr. Anderman (ii) 1,373 shares issuable pursuant to outstanding stock options, held by Mr. Anderman, which are exercisable currently or within 60 days of April 28, 2025, and (iii) 28,571 shares issuable pursuant to outstanding warrants, held by Proxima Centauri LLC, which is an entity affiliated with Mr. Anderman, which are exercisable currently or within 60 days of April 28, 2025. Mr. Anderman may be deemed to have voting or dispositive power over the shares held by Proxima Centauri LLC.

Equity Incentive Plan Information

Our executive officers, directors, and all of our employees are allowed to participate in our equity incentive plans. We believe that providing them with the ability to participate in such plans provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

The following table provides information regarding the securities authorized for issuance under our equity compensation plans as of December 31, 2024:

Plan category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)[2]
Equity compensation plans approved by stockholders	3,471,272	$7.80	—
Equity compensation plans not approved by stockholders	—	—	—

(1) The weighted average exercise price excludes restricted stock units and performance stock units, which have no exercise price.

(2) Excludes 846,685 shares and 114,285 shares that were added to our 2023 Plan and our ESPP, respectively, on January 1, 2025 pursuant to the evergreen provisions thereunder that provide for automatic annual increases on January 1 of each year for the terms of the plans equal to 5% and 1%, respectively, of our outstanding shares as of the preceding December 31 (or, in the case of the ESPP, 114,285 shares, if less, or, in the case of either plan, such lesser amounts as approved by the Board).

Report of Audit Committee

The Audit Committee assists the Board in its oversight of the Company's financial statements and reporting process, audit process and internal controls. The Audit Committee operates under a written charter adopted by the Board, which describes this and the other responsibilities of the Audit Committee. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. Our independent registered public accounting firm is responsible for performing an independent audit of our consolidated financial statements in accordance with the auditing standards of the Public Company Accounting Oversight Board ("PCAOB") and to issue a report thereon.

The Audit Committee has reviewed and discussed the Company's audited financial statements with management, which has primary responsibility for the financial statements. PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm for fiscal 2024, is responsible for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles. The Audit Committee has discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable requirements of the PCAOB and SEC. The Audit Committee has received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the PCAOB regarding PricewaterhouseCoopers LLP 's communications with the Audit Committee concerning independence and has discussed with PricewaterhouseCoopers LLP its independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's 2024 Annual Report on Form 10-K for filing with the SEC. The Audit Committee also appointed PricewaterhouseCoopers LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025 and is seeking ratification of such selection by the Company's stockholders at the Annual Meeting.

AUDIT COMMITTEE
Carl Albert
John D'Agostino (Chair)
Bruce Hack

The foregoing report of the Audit Committee does not constitute soliciting material and shall not be deemed filed, incorporated by reference into or a part of any other filing by the Company (including any future filings) under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934 (the "Exchange Act"), except to the extent the Company specifically incorporates such report by reference therein.

Proposal 2 — Ratification of Independent Registered Public Accounting Firm

The Audit Committee of our Board has appointed PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2025. We are not required to submit the appointment of PricewaterhouseCoopers LLP for stockholder approval, but as a matter of good corporate governance, our Board has elected to seek ratification of the appointment of our independent registered public accounting firm by the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote on the proposal at the Annual Meeting. If our stockholders do not ratify the appointment of PricewaterhouseCoopers LLP, the Audit Committee will reconsider its appointment of PricewaterhouseCoopers LLP and will either continue to retain this firm or appoint a new independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in our best interests and the best interests of our stockholders.

We expect one or more representatives of PricewaterhouseCoopers LLP to participate in the Annual Meeting and they will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

The aggregate fees billed to us for the fiscal year ended December 31, 2024 and 2023 by our independent registered public accounting firm, PricewaterhouseCoopers LLP, are as follows:

	2024	2023
Audit Fees[1]	$2,525	$5,278
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees[2]	$5	$2
Total Fees	$2,530	$5,280

[1] Audit fees consist of fees for the audit of our consolidated financial statements, the review of the unaudited interim consolidated financial statements included in our quarterly reports on Form 10-Q and other professional services provided in connection with regulatory filings or engagements.

[2] All other Fees consist of subscription fees for use of the PricewaterhouseCoopers LLP research tool.

VOTE

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2025. UNLESS OTHERWISE INSTRUCTED, THE PROXY HOLDERS WILL VOTE THE PROXIES RECEIVED BY THEM "FOR" RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve the audit and non-audit services performed by our independent registered public accounting firm in order to assure that the provision of such services does not impair the firm's independence. The Audit Committee at least annually reviews and provides general pre-approval for the services that may be provided by the independent registered public accounting firm.

All services performed and related fees billed by PricewaterhouseCoopers LLP during fiscal 2024 and fiscal 2023 were pre-approved by the Audit Committee pursuant to the foregoing pre-approval policy of the Audit Committee.

Proposal 3 — Approval of a Reverse Stock Split

Overview

On April 23, 2025, the Board declared advisable and unanimously approved a proposed amendment to our amended and restated certificate of incorporation ("Certificate of Incorporation") to effect a reverse stock split of the issued shares of common stock by reclassifying and combining issued shares of common stock into a lesser number of issued shares of common stock at a ratio of whole numbers ranging from 1 share-for-2 shares up to a ratio of 1 share-for-5 shares (the "Ratio Range"), which ratio will be selected at the sole discretion of the Board and set forth in a public announcement, with no change to the number of shares of common stock authorized under our Certificate of Incorporation (the "Reverse Stock Split"). The foregoing description of the proposed amendment is a summary and is subject to the full text of the proposed amendment, which is attached to this proxy statement as Appendix A (the "Certificate of Amendment").

If stockholders approve this Proposal 3, the Board, in its sole discretion, will have the authority to decide, at any time prior to December 31, 2025, whether to implement the Reverse Stock Split. If the Board determines that the Reverse Stock Split would be in the best interests of the Company and its stockholders, the Board will cause the Certificate of Amendment to be filed with the Delaware Secretary of State and effect the Reverse Stock Split. The Reverse Stock Split could become effective as soon as the business day immediately following the Annual Meeting. The Board, in its sole discretion, may also elect not to implement the Reverse Stock Split.

As described in more detail in the subsection titled "—Reasons for the Reverse Stock Split" below, the Board considers the time-limited authority to effect the Reverse Stock Split as an important risk mitigation tool in response to the January 15th, 2025 changes to continued listing requirements of the New York Stock Exchange ("NYSE") as well as a means by which to facilitate strategic initiatives the Board may consider in its efforts to build stockholder value. Following approval of this Proposal 3 at the Annual Meeting, no further action on the part of stockholders will be required to either implement or abandon the Reverse Stock Split.

The Board's purpose in proposing the Reverse Stock Split at the Annual Meeting following the 1:7 reverse stock split that was effected in August 2024 is to mitigate risk and maintain operational flexibility in light of (1) the current stock price of the Company's common stock, (2) the current market volatility and its impact of companies with similar market capitalizations, and (3) the potential impact of the recent amendments to the NYSE Listed Company Manual that do not allow companies that have effected a reverse stock split in the past year to use the six-month cure period to come back into compliance after failing to meet maintain an average closing stock price of $1.00 or more over a 30 trading-day period. Importantly, even if this Proposal 3 is approved by stockholders, the Board will continue to monitor circumstances and developments potentially impacting the Company's stock price throughout the remainder of 2025, and in its sole discretion the Board may determine that implementing the Reverse Stock Split is unnecessary.

The Reverse Stock Split, if effected, will reclassify and combine any whole number of issued shares, between and including 2 and 5 shares as determined by our Board in the manner described herein, into one share of common stock. As of April 28, 2025, 19,279,660 shares of our common stock were outstanding, and 0 shares of our common stock were held in treasury. Based on such number of shares of our common stock outstanding and held in treasury immediately following the effectiveness of the Reverse Stock Split (and without giving any effect to the payment of cash in lieu of fractional shares), we will have, depending on the Reverse Stock Split ratio selected by our Board, outstanding and treasury shares of common stock as illustrated in the table under the caption "—Effects of the Reverse Stock Split."

All holders of common stock will be affected proportionately by the Reverse Stock Split. No fractional shares of common stock will be issued as a result of the Reverse Stock Split. Instead, any stockholder who would have been entitled to receive a fractional share as a result of the Reverse Stock Split will be entitled to receive a cash payment in lieu of such fractional share. Each stockholder will hold the same percentage of the outstanding common stock immediately following the Reverse Stock Split as that stockholder did immediately prior to the Reverse Stock Split, except to the extent that the Reverse Stock Split results in stockholders receiving cash in lieu of fractional shares. The par value of our common stock will continue to be $0.0001 per share (see "—Accounting Consequences").

Reasons for the Reverse Stock Split

To mitigate the risk of the January 15, 2025 changes to the NYSE continued Listing Requirements and manage risk related to our listing on the NYSE. One purpose of the Reverse Stock Split is to raise the per share trading price of the Company's common stock in order to maintain its listing on the NYSE. The continued listing requirements for the NYSE include a requirement that shares trade above $1.00. If an issuer's shares have an average closing price of less than $1.00 over a consecutive 30 trading-day period or more, the issuer may be subject to delisting. On January 15, 2025, the Securities and Exchange Commission approved an amendment to Section 802.01C of the NYSE Listed Company Manual. Under the revised Section 802.01C, a company that fails to meet the $1.00 minimum price requirement will not be eligible for the standard six-month compliance period if (i) it has executed a reverse stock split within the past year or (ii) it has conducted multiple reverse stock splits with a cumulative ratio of 200 shares or more to 1 within the past two years. In such cases, the NYSE will begin immediate suspension and delisting procedures. As the Company effected a reverse stock split in August 2024, and given the current market volatility, in particular for companies of a similar market capitalization, the Board, despite the Company currently being in compliance with listing rules, is proposing a Reverse Stock Split as a risk mitigation tool to address the possibility that the Company could be suspended and immediately delisted from the exchange. These January 2025 revisions to Section 802.01C were first proposed by the NYSE on September 30, 2024, the month following the Board's decision to effect its prior reverse stock split at a ratio of 1:7, despite stockholders approving a ratio of up to 1:10 at the 2024 Annual Meeting of Stockholders. Had the current version of Section 802.01C been in effect (or even proposed) at the time the Board made its decision regarding the ratio last year, a larger ratio may have been selected to the provide a larger stock price buffer.

Delisting from the NYSE may adversely affect the Company's ability to raise additional financing through the public or private sale of equity securities, may significantly affect the ability of investors to trade in the Company's securities and may negatively affect the value and liquidity of our common stock. Delisting may also have other negative impacts, including potential loss of employee confidence, the loss of institutional investors or interest in business development opportunities.

Effecting the Reverse Stock Split to reduce the number of issued shares of our common stock should, absent other factors, result in an increase in the per share market price of our common stock, although we cannot provide any assurance that our minimum bid price would, following the Reverse Stock Split, continue to trade over the applicable minimum average closing price requirements for the NYSE.

We believe that obtaining approval for the Reverse Stock Split is an important measure to help maintain compliance with such continued listing requirements. In addition, obtaining approval of the Reverse Stock Split at the Annual Meeting allows us to seek stockholder approval of this Proposal 3 in a more efficient and cost-effective manner than calling a Special Meeting of Stockholders at a later date for the sole purpose of seeking stockholder approval of a reverse stock split.

To potentially improve the marketability and liquidity of our common stock. The Board believes that an increased stock price may also improve the marketability and liquidity of our common stock. For example, many brokerages, institutional investors and funds have internal policies that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers by restricting or limiting the ability to purchase such stocks on margin. Additionally, investors may be dissuaded from purchasing stocks below certain prices because brokers' commissions, as a percentage of the total transaction value, can be higher for low-priced stocks.

To decrease the risk of market manipulation of our common stock. The Board believes that the potential increase in stock price may reduce the risk of market manipulation of our common stock, which we believe is enhanced when our stock trades below $1.00 per share. By reducing market manipulation risk, we may also thereby potentially decrease the volatility of our stock price.

To provide us with flexibility with respect to our authorized common stock. A Reverse Stock Split is expected to increase the number of authorized, but unissued and unreserved, shares of our common stock. These additional shares would provide flexibility to the Company for raising capital; repurchasing debt; providing equity incentives to employees, officers, directors, consultants and advisors (including pursuant to our equity compensation plans); expanding our business through the acquisition of other businesses and for other purposes. However, at present, we do not have any specific plans, arrangements, understandings or commitments for the additional shares that would become available.

Accordingly, for these and other reasons, the Board believes that a Reverse Stock Split is in the best interests of the Company and our stockholders.

Criteria to be Used for Determining Whether to Implement a Reverse Stock Split

Proposal 3 gives the Board the sole discretion to select a Reverse Stock Split ratio from within a range of whole numbers between and including 2:1 and 5:1, based on the Board's then-current assessment of the factors below and the best interests of the Company and its stockholder. In determining whether to implement the Reverse Stock Split and, if so implemented, which Reverse Stock Split ratio to select within the Ratio Range, the Board may consider, among other factors:

- the historical trading price and trading volume of our common stock;
- the then-prevailing trading price and trading volume of our common stock and the expected impact of the Reverse Stock Split on the trading market in the short- and long-term;
- the continued listing requirements for our common stock on the NYSE and other rules and guidance from the NYSE;
- actual or forecasted results of operations;
- the Company's additional funding requirements;
- the number of shares of common stock outstanding and the amount of the Company's authorized but unissued common stock;
- which Reverse Stock Split ratio would result in the least administrative cost to us; and
- prevailing industry, market and economic conditions.

Certain Risks and Potential Disadvantages Associated with a Reverse Stock Split

We cannot assure stockholders that the proposed Reverse Stock Split will increase our stock price as expected or allow us to maintain compliance with NYSE listing requirements. The effect of a Reverse Stock Split on our stock price cannot be predicted with any certainty, and the history of reverse stock splits for other companies in our industry is varied, particularly since some investors may view a reverse stock split negatively. It is possible that our stock price after a Reverse Stock Split will not increase in the same proportion as the reduction in the number of shares outstanding, causing a reduction in the Company's overall market capitalization. Further, even if we implement a Reverse Stock Split, our stock price may decline due to various factors, including our future performance and general industry, market and economic conditions. This percentage decline, as an absolute number and as a percentage of our overall market capitalization, may be greater than would occur in the absence of a Reverse Stock Split.

The proposed Reverse Stock Split may decrease the liquidity of our common stock and result in higher transaction costs. The liquidity of our common stock may be negatively impacted by the reduced number of shares outstanding after the Reverse Stock Split, which would be exacerbated if the stock price does not increase following the split. In addition, a Reverse Stock Split would increase the number of stockholders owning "odd lots" of fewer than 100 shares, trading in which generally results in higher transaction costs. Accordingly, a Reverse Stock Split may not achieve the desired results of increasing marketability and liquidity as described above.

The implementation of a Reverse Stock Split would result in an effective increase in the authorized number of shares of common stock available for issuance, which could, under certain circumstances, have anti-takeover implications. The additional shares of common stock available for issuance could be used by the Company to oppose a hostile takeover attempt or to delay or prevent changes in control or in our management. Although the Reverse Stock Split has been prompted by business and financial considerations, and not by the threat of any hostile takeover attempt (nor is the Board currently aware of any such attempts directed at us), stockholders should be aware that approval of the Reverse Stock Split could facilitate future efforts by us to deter or prevent changes in control, including transactions in which stockholders might otherwise receive a premium for their shares over then-current market prices.

Stockholders should also keep in mind that the implementation of a Reverse Stock Split does not have an effect on the actual or intrinsic value of our business or a stockholder's proportional ownership interest (subject to the treatment of fractional shares). However, should the overall value of our common stock decline after a Reverse Stock Split, then the actual or intrinsic value of shares held by stockholders will also proportionately decrease as a result of the overall decline in value.

Our Board believes, however, that these potential effects are outweighed by the benefits of the Reverse Stock Split.

Effective Time and Ratio Range

The effective time of the Reverse Stock Split (the "Effective Time"), if approved by stockholders and implemented by the Board, will be the date and time set forth in the Certificate of Amendment that is filed with the Delaware Secretary of State. The Board, in its sole discretion, will have the authority to decide, prior to December 31, 2025, whether to implement the Reverse Stock Split. The Effective Time could occur as soon as the business day immediately following the Annual Meeting. The exact timing of the filing of the Certificate of Amendment with the Delaware Secretary of State will be determined by our Board based on its evaluation as to when such action will be the most advantageous to the Company and our stockholders.

If the Board does not implement the Reverse Stock Split prior to December 31, 2025, then the authority granted to the Board via stockholder approval of this Proposal 3 to implement the Reverse Stock Split will automatically terminate. The Board reserves its right, notwithstanding stockholder approval of this Proposal 3 and without further action by the stockholders, to elect not to proceed with the Reverse Stock Split if, at any time prior to the filing of the Certificate of Amendment with the Delaware Secretary of State, it determines, in its sole discretion, that the Reverse Stock Split is no longer in the best interests of the Company and our stockholders.

If this Proposal 3 is approved by the stockholders and the Reverse Stock Split is implemented by the Board, the Reverse Stock Split ratio will be selected in the range of 2-for-1 through 5-for-1, as determined by the Board in its sole discretion. Our purpose for requesting authorization to implement the Reverse Stock Split at a ratio to be determined by the Board, as opposed to a ratio that is fixed in advance, is to give the Board the flexibility to take into account then-current market conditions and changes in the price of our common stock and to respond to any other developments that may be relevant when considering the appropriate ratio. If the stockholders approve the Reverse Stock Split, then the Board will be authorized to proceed with the Reverse Stock Split prior to December 31, 2025. In determining whether to proceed with the Reverse Stock Split and setting the Reverse Stock Split ratio, if any, the Board will consider a number of factors, including market conditions, existing and expected trading prices of the Company's common stock, actual or forecasted results of operations, NYSE listing requirements, the Company's additional funding requirements and the amount of the Company's authorized but unissued common stock.

Effects of the Reverse Stock Split

As of the Effective Time:

- any whole number of issued shares of our common stock, between and including 2 and 5 (depending on the Reverse Stock Split ratio selected by the Board) will be reclassified and combined, automatically and without any action on the part of the Company or its stockholders, into one share of common stock;

- no fractional shares of common stock will be issued; instead, stockholders who would otherwise be entitled to receive a fractional share will be entitled to receive cash in lieu of the fractional share (as detailed below);

- proportionate adjustments will be made to the number of shares issuable upon the exercise or vesting of all then-outstanding stock options, warrants and restricted stock units, which will result in a proportional decrease in the number of shares of common stock reserved for issuance upon exercise or vesting of such stock options, warrants and restricted stock units, and, in the case of stock options, a proportional increase in the exercise price of all such stock options;

- the number of shares of common stock then reserved for issuance under our equity compensation plans will be reduced proportionately;

- the number of shares of common stock then reserved for issuance pursuant to the Company's senior secured convertible promissory notes with LamVen, LLC and Partners for Growth V, L.P. (collectively, the "Convertible Notes") will be reduced proportionately, and the conversion price of our Convertible Notes will be increased proportionately; and

- the number of authorized shares will not be reduced by a corresponding ratio.

The following table summarizes the anticipated effects of a Reverse Stock Split on our shares available for issuance based on information as of April 28, 2025 (unless otherwise noted below) and without giving effect to the treatment of fractional shares. This chart is for illustrative purposes only.

Status	Number of Shares of Common Stock Authorized	Number of Shares of Common Stock Issued and Outstanding	Number of Shares of Common Stock Held In Treasury	Number of Shares of Common Stock Reserved for Future Issuance	Number of Shares of Common Stock Authorized but Unissued and Unreserved	Number of Shares of Common Stock Reserved for Issuance Pursuant to Outstanding Equity Awards	Weighted-Average Exercise Price of Outstanding Options
Pre-Reverse Stock Split	800,000,000	19,279,660		9,394,131	766,166,927	5,159,282	$8.02
Post-Reverse Stock Split 2:1	800,000,000	9,639,830		4,697,065	783,083,464	2,579,641	$16.04
Post-Reverse Stock Split 3:1	800,000,000	6,426,553		3,131,377	788,722,310	1,719,760	$24.06
Post-Reverse Stock Split 4:1	800,000,000	4,819,915		2,348,532	791,541,733	1,289,820	$32.08
Post-Reverse Stock Split 5:1	800,000,000	3,855,932		1,878,826	793,233,386	1,031,856	$40.10

A Reverse Stock Split would affect all stockholders uniformly. As of the Effective Time, each stockholder would own a reduced number of shares of common stock. Percentage ownership interests, voting rights and other rights and preferences would not be affected, except to the extent that the Reverse Stock Split would result in fractional shares (as described below).

A Reverse Stock Split would not affect the registration of our common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we would continue to be subject to the periodic reporting and other requirements of the Exchange Act. Our common stock would continue to be listed on the NYSE under the symbol "SRFM," but would have a new Committee on Uniform Securities Identification Procedures ("CUSIP") number after the Effective Time.

Because we will not reduce the number of authorized shares of common stock, the overall effect of the Reverse Stock Split will be an increase in shares of common stock available to be issued. These shares of common stock may be issued at the discretion of the Board, subject to applicable limitations. Any future issuances of shares of common stock will have the effect of diluting the percentage of stock ownership and voting rights of the present holders of common stock.

Release No. 34-15230 of the staff of the SEC requires disclosure and discussion of the effects of any action, including this Proposal 3, that may be used as an anti-takeover mechanism. Because this Proposal 3 provides that the number of authorized shares of common stock remains at 800,000,000 shares, the Certificate of Amendment that is filed with the Delaware Secretary of State, if any such amendment is filed, will result in a relative increase in the number of shares of our common stock available for issuance in relation to the number of outstanding shares of our common stock after the Reverse Stock Split and could, under certain circumstances, have an anti-takeover effect, although this is not the purpose or intent of the Board. The primary purpose of the proposed Reverse Stock Split is to provide the Board with a mechanism to raise the per share trading price of our common stock by lowering the number of shares outstanding. However, a relative increase in the number of our shares of common stock available for issuance could enable the Board to render more difficult or discourage an attempt by a party attempting to obtain control of the Company by tender offer or other means. The issuance of common stock in a public or private sale, merger or similar transaction would increase the number of outstanding shares of common stock entitled to vote, increase the number of votes required to approve a change of control of the Company and dilute the interest of a party attempting to obtain control of the Company. Any such issuance could deprive stockholders of benefits that could result from an attempt to obtain control of the Company, such as the realization of a premium over market price that such an attempt could cause. Moreover, the issuance of common stock to persons friendly to the Board could make it more difficult to remove incumbent officers and directors from office even if such change were favorable to stockholders generally. The Company has no present intent to use the relative increase in the number of authorized shares of common stock for anti-takeover purposes, and the proposed Certificate of Amendment is not part of a plan by the Board to adopt any anti-takeover provisions. However, if this Proposal 3 is approved by the stockholders, then a greater number of shares of our common stock would be available for such purpose than currently is available. The Company is not aware of any pending or threatened efforts to obtain control of the Company, and the Board has no present intent to authorize the issuance of additional shares of common stock to discourage such efforts if they were to arise.

Effect on Preferred Stock

Pursuant to our Certificate of Incorporation, our authorized stock includes 50,000,000 shares of preferred stock, par value $0.0001 per share. The Company does not have any shares of preferred stock outstanding. The proposed amendment to our Certificate of Incorporation to effect the Reverse Stock Split will not impact the total authorized number of shares of preferred stock or the par value of the preferred stock.

Cash Payment In Lieu of Fractional Shares

No fractional shares of common stock will be issued as a result of the Reverse Stock Split. In lieu of any fractional shares to which a stockholder of record would otherwise be entitled, the Company will pay cash (without interest and subject to withholding taxes, as applicable) equal to such fraction multiplied by the closing price of the common stock on the NYSE on the first business day immediately preceding the Effective Time (as adjusted in good faith by the Company to account for the reverse stock split ratio). After the Effective Time, a stockholder otherwise entitled to a fractional interest will not have any voting, dividend or other rights with respect to such fractional interest, except to receive such cash payment.

Additionally, under the escheat laws of the various jurisdictions where stockholders may reside, where the Company is domiciled or where the cash payment may be deposited, sums due for fractional interests that are not timely claimed after the Effective Time may be required to be paid to the designated agent for such jurisdiction, unless correspondence has been received by us or the transfer agent concerning ownership of such funds within the specified time period. Thereafter, stockholders otherwise entitled to receive such payments would need to seek them directly from the state to which they were paid.

As of April 28, 2025, there were 222 common stockholders of record. After the Effective Time, stockholders owning less than a whole share will no longer be stockholders. We do not intend for this transaction to be the first step in a series of plans or proposals of a "going private transaction" within the meaning of Rule 13e-3 of the Exchange Act.

Procedure for Effecting a Reverse Stock Split

Beneficial holders of common stock. Stockholders who hold their shares through a bank, broker or other nominee will be treated in the same manner as registered stockholders who hold their shares in their names. Banks, brokers and other nominees will be instructed to effect the Reverse Stock Split for beneficial owners of such shares. However, banks, brokers or other nominees may implement different procedures than those to be followed by registered stockholders for processing the Reverse Stock Split, particularly with respect to the treatment of fractional shares. Stockholders whose shares of common stock are held in the name of a bank, broker or other nominee are encouraged to contact their bank, broker or other nominee with any questions regarding the procedures for implementing the Reverse Stock Split with respect to their shares.

Registered holders of common stock. Registered stockholders hold shares electronically in book-entry form under the direct registration system (i.e., do not have stock certificates evidencing their share ownership but instead have a statement reflecting the number of shares registered in their accounts) and, as a result, do not need to take any action to receive post-split shares. If they are entitled to receive post-split shares, they will automatically receive, at their address of record, a transaction statement indicating the number of post-split shares held following the Effective Time.

Material U.S. Federal Income Tax Consequences

The following is a summary of material U.S. federal income tax consequences of a Reverse Stock Split to stockholders. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date of this filing, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could affect the tax consequences described below.

We have not sought and will not seek an opinion of counsel or ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary is limited to stockholders that are U.S. holders, as defined below, and that hold our common stock as a capital asset (generally, property held for investment).

This summary is for general information only and does not address all U.S. federal income tax considerations that may be applicable to a holder's particular circumstances or to holders that may be subject to special tax rules, such as, for example, brokers and dealers in securities, currencies or commodities, banks and financial institutions, regulated investment companies, real estate investment trusts, expatriates, tax-exempt entities, governmental organizations, traders in securities that elect to use a mark-to-market method of accounting for their securities, certain former citizens or long-term residents of the U.S., insurance companies, persons holding shares of our common stock as part of a hedging, integrated or conversion transaction or a straddle or persons deemed to sell shares of our common stock under the constructive sale provisions of the Code, persons that hold more than 5% of our common stock, persons that hold our common stock in an individual retirement account, 401(k) plan or similar tax-favored account, or partnerships or other pass-through entities for U.S. federal income tax purposes and investors in such entities. This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences (such as estate or gift tax consequences), the Medicare tax on net investment income, the alternative minimum tax or any U.S. state, local or foreign tax consequences. This summary also does not address any U.S. federal income tax considerations relating to any transaction other than the Reverse Stock Split.

For purposes of this summary, a "U.S. holder" means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the U.S.;
- a corporation created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;
- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
- a trust if (1) it is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity (or arrangement) classified as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a holder of our common stock is a partner of a partnership holding shares of our common stock, such holder should consult his or her own tax advisor.

This summary of certain U.S. federal income tax consequences is for general information only and is not tax advice. Stockholders are urged to consult their own tax advisor with respect to the application of U.S. federal income tax laws to their particular situation as well as any tax considerations of the proposed reverse stock split arising under other U.S. federal tax laws (such as the estate or gift tax laws) or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

The Reverse Stock Split is intended to be treated as a recapitalization for U.S. federal income tax purposes. Assuming the Reverse Stock Split qualifies as a recapitalization, except as described below with respect to cash received in lieu of a fractional share, a U.S. holder will not recognize any gain or loss for U.S. federal income tax purposes upon the Reverse Stock Split. In the aggregate, a U.S. holder's tax basis in the common stock received pursuant to the Reverse Stock Split (excluding the portion of the tax basis that is allocable to any fractional share) will equal the U.S. holder's tax basis in its common stock surrendered in the Reverse Stock Split in exchange therefor, and the holding period of the U.S. holder's common stock received pursuant to the Reverse Stock Split will include the holding period of the common stock surrendered in the Reverse Stock Split in exchange therefor.

In general, a U.S. holder who receives a cash payment in lieu of a fractional share will recognize capital gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. holder's tax basis of the common stock surrendered in the Reverse Stock Split that is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the U.S. holder's holding period in its common stock surrendered in the Reverse Stock Split is more than one year as of the date of the Reverse Stock Split. The deductibility of net capital losses by individuals and corporations is subject to limitations. Depending on a stockholder's individual facts and circumstances, it is possible that cash received in lieu of a fractional share could be treated as a distribution under Section 301 of the Code, so stockholders should consult their own tax advisors as to that possibility and the resulting tax consequences to them in that event.

U.S. holders that have acquired different blocks of our common stock at different times or at different prices are urged to consult their own tax advisors regarding the allocation of their aggregated adjusted basis among, and the holding period of, our common stock.

Information returns generally will be required to be filed with the IRS with respect to the payment of cash in lieu of a fractional share made pursuant to the Reverse Stock Split unless such U.S. holder is an exempt recipient and timely and properly establishes with the applicable withholding agent the exemption. In addition, payments of cash in lieu of a fractional share made pursuant to the

Reverse Stock Split may, under certain circumstances, be subject to backup withholding, unless a U.S. holder timely provides to the applicable withholding agent proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be refunded or credited against the U.S. holder's U.S. federal income tax liability, provided that the U.S. holder timely furnishes the required information to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Accounting Consequences

The par value per share of our common stock will remain unchanged at $0.0001 per share following a Reverse Stock Split. As a result, as of the Effective Time, the stated capital on the Company's balance sheets attributable to common stock will be reduced proportionally based on the Reverse Stock Split ratio, and the additional paid-in capital will be credited with the amount by which the capital is reduced. The net income or loss per share of common stock will be increased as a result of the fewer shares of common stock outstanding. The Reverse Stock Split will be reflected retroactively in our consolidated financial statements.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THIS PROPOSAL 3.

Proposal 4 — Approval of the Surf Air Mobility Inc. Amended and Restated 2023 Equity Incentive Plan

Executive Summary

In order to continue to provide eligible officers, directors, employees, advisors and consultants of the Company and its subsidiaries with equity-based incentives, on April 23, 2025, the Board approved, subject to stockholder approval, the Surf Air Mobility Inc. Amended and Restated 2023 Equity Incentive Plan (the "Plan"). The Board is submitting the Plan to the stockholders for their approval at the Annual Meeting.

The 2023 Equity Incentive Plan originally became effective as of July 27, 2023 and was amended and restated effective as of April 19, 2024 (the "Original Plan"). As of April 28, 2025, the following equity awards were outstanding under the Original Plan: 2,364,311 stock options, 0 unvested restricted shares, 1,173,030 restricted stock units and 1,386,070 performance-based restricted stock units (at target) and we did not have sufficient shares of common stock remaining available for new grants under the Original Plan. The Company believes a compensation policy that includes a balanced mix of cash and equity is the most effective way to attract and retain talented employees whose interests are aligned with stockholders. If the Plan is approved by our stockholders, the aggregate maximum number of shares of common stock that may be issued pursuant to stock awards will increase by 3,500,000 shares of common stock. Without approval of the Plan, the Company will be constrained in its ability to use equity as a component of its compensation philosophy, a result that would put the Company at a considerable competitive disadvantage to its direct and indirect competitors in attracting and retaining the special high level professional employees on which the Company's success is largely dependent. Our employees are our most valuable asset, and we strive to provide them with compensation packages that are competitive, that reward personal and Company performance and that help meet our retention needs. Equity awards, whose value depends on our stock performance, and which require continued service over time before any value can be realized, help achieve these objectives and are a key element of our compensation program. Equity awards also incentivize our employees to manage our business as owners, aligning their interests with those of our stockholders. We believe we must continue to use equity compensation on a broad basis to help attract, retain and motivate employees to continue to grow our business and ultimately increase stockholder value. We operate in a competitive industry and geography for employee talent and do not expect required rates of compensation to decline. One alternative to using equity awards would be to significantly increase cash compensation. We do not believe this would be practical or advisable. We believe that a combination of equity and cash compensation is better for attracting, retaining and motivating employees. Any significant increase in cash compensation in lieu of equity awards would reduce the cash otherwise available for operations and investment in our business. Furthermore, we do not believe a more cash-oriented program would have the same long-term retention value or serve to align employees' interests to those of our stockholders as effectively as a program that includes equity.

When approving the Plan, the Board considered, among other things, the following:

- potential dilution to its current stockholders as measured by burn rate and overhang (as described in "Key Data" below); and

- the continued importance of motivating, recruiting, and retaining key employees who are highly sought after in a very competitive job market.

Reasons for the Proposal

The Board unanimously recommends that the Company's stockholders approve the Plan. The Company's ability to grant an appropriate number of equity-based awards continues to be crucial in helping the Company compete more effectively for key employee talent. It is in the long-term interest of the Company and its stockholders to strengthen the ability to attract, motivate, and retain officers, directors, employees, advisors and consultants, and to provide additional incentive for those persons through stock ownership and other incentives to improve operations, increase profits, and strengthen the mutuality of interest between those persons and the Company's stockholders.

The Company currently intends to pay annual bonuses in the form of shares of common stock under the Plan in lieu of cash. If the Plan is not approved, the number of shares currently available under the Original Plan is not projected to be sufficient to cover all of our future equity compensation needs, including for the purpose of annual equity awards as well as annual bonus awards. Thus, if the Plan is not approved, we may not be able to provide persons eligible for awards who are presently providing services to the Company with compensation packages that are necessary to retain and motivate these individuals. In addition, if the Plan is not approved, we may not be able to provide potential new hires with compensation packages necessary to attract and motivate them. If approved, the Board believes that the 3,500,000 shares requested under this proposal, along with the projected increases pursuant to the evergreen provision under the Plan, will be sufficient to fund the Company's equity compensation needs for approximately one to two years.

Key Data

When approving the Plan, the Board considered the burn rate with respect to the equity awards granted by the Company, as well as the Company's overhang. The burn rate is equal to the total number of equity awards the Company granted in a fiscal year divided by the weighted average common stock outstanding during the year. Overhang is equal to the total number of equity awards outstanding plus the total number of shares available for grant under the Company's equity plans divided by the total common stock outstanding. The Company's three-year average burn rate for the last three fiscal years was approximately 12.04% and the Company's overhang as of April 28, 2025 was 26.8%. If the Plan is approved, the Company's overhang would increase to 44.9%.

As of April 28, 2025, equity awards outstanding under the Original Plan and the 2016 Equity Plan, the only equity plans maintained by the Company, were approximately: 2,563,275 stock options 36,907 unvested restricted shares, 1,173,030 restricted stock units and 1,386,070 performance-based restricted stock units (at target). As of April 28, 2025, the Company had 19,279,660 shares of common stock outstanding. No new awards may be granted under the 2016 Plan.

As of April 28, 2025, the average weighted per share exercise price of all outstanding stock options was $8.02 and the weighted average remaining contractual term was 8.9 years.

Promotion of Good Corporate Governance Practices

The Plan provides for the following:

- stock options and stock appreciation rights may not have a term in excess of ten years and may not be granted at a discount to the fair market value of our common stock on the grant date;

- other than in connection with a change in the Company's capitalization, the Company may not, without stockholder approval, (i) amend a stock option or stock appreciation right to reduce the exercise or grant price of such outstanding awards; (ii) cancel outstanding stock options or stock appreciation rights in exchange for options or stock appreciation rights with an exercise or grant price that is less than the exercise or grant price of the original options or stock appreciation rights; or (iii) cancel outstanding options or stock appreciation rights with an exercise or grant price above the current fair market value of a share of our common stock in exchange for cash or other securities.

- the Company may not make a grant of any award with a grant date that is effective prior to the date the Administrator takes action to approve such award;

- no excise tax gross-ups;

- annual limits on equity compensation that may be awarded to non-employee directors;

- dividend or dividend equivalent payments will be paid only at the time or times the vesting requirement(s) of the underlying award are satisfied; provided, however, that in no event will dividends or dividend equivalents be paid with respect to stock options and stock appreciation rights; and

- the administrator may cancel outstanding awards or, in some cases, "claw back" awards previously granted in the event of a violation of the Company's clawback policy.

Plan Summary

The following summary of the material terms of the Plan is qualified in its entirety by reference to the complete statement of the Plan, which is set forth in Appendix B to this Proxy Statement. Stockholders are encouraged to read the text of the Plan in its entirety.

Purpose

The Plan is intended to promote the success of the Company by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons and to enhance the alignment of the interests of the selected participants with the interests of the Company's stockholders.

Administration

The "Administrator" of the Plan means the Board or one or more committees (or subcommittees, as the case may be) to which the Board or another committee, within its delegated authority, has delegated authority in accordance with the terms of the Plan. The Board has delegated authority to the Compensation Committee to administer the Plan. The Administrator has full discretionary authority, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, but not limited to, the authority to: (i) determine eligibility and, from among those persons determined to be eligible, determine the particular eligible persons who will receive an award under the Plan; (ii) grant awards to eligible persons, determine the price (if any) at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons (in the case of securities-based awards), determine the other specific terms and conditions of awards consistent with the express limits of the Plan, establish the installment(s) (if any) in which such awards will become exercisable or will vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance-based exercisability or vesting requirements, determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, determine the extent (if any) to which any applicable exercise and vesting requirements have been satisfied, establish the events (if any) on which exercisability or vesting may accelerate (which may include, without limitation, retirement and other specified terminations of employment or services, or other circumstances), and establish the events (if any) of termination, expiration or reversion of such awards; (iii) approve the forms of any award agreements (which need not be identical either as to type of award or among participants); (iv) construe and interpret the Plan and any agreements defining the rights and obligations of the Company, its subsidiaries, and participants under the Plan, make any and all determinations under the Plan and any such agreements, further define the terms used in the Plan, and prescribe, amend and rescind rules and regulations relating to the administration of the Plan or the awards granted under the Plan; (v) cancel, modify, or waive the Company's rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under the Plan; (vi) accelerate, waive or extend the vesting or exercisability, or modify or extend the term of, any or all such outstanding awards (in the case of options or stock appreciation rights, within the maximum term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a retirement or other termination of employment or services, or other circumstances) subject to any required consent under the Plan; (vii) adjust the number of shares of common stock subject to any award, adjust the price of any or all outstanding awards or otherwise waive or change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to the applicable terms and conditions of the Plan (and subject to the Plan's no repricing provision); (viii) determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator's action to approve the award; (ix) determine whether, and the extent to which, adjustments are required pursuant to the terms and conditions of the Plan and take any other actions contemplated by the terms and conditions of the Plan in connection with the occurrence of certain changes in the Company's capitalization; (x) acquire or settle rights under awards in cash, stock of equivalent value, or other consideration (subject to the no repricing provision of the Plan); and (xi) determine the fair market value of the common stock or awards under the Plan from time to time and/or the manner in which such value will be determined. All determinations or other actions made by the Administrator will be within the absolute discretion of the Administrator and are conclusive and binding on all persons.

Eligible Participants

Awards may be granted to directors, officers, employees, consultants, and advisors of the Company and its subsidiaries. As of April 28, 2025, approximately 660 employees (including 14 officers), 6 non-employee directors, and 80 consultants and advisors were eligible to participate in the Plan. Options intending to qualify as "incentive stock options" within the meaning of Section 422 of the Code may only be granted to employees of the Company or its subsidiaries.

Available Shares

Subject to adjustment for certain dilutive or related events, an additional 3,500,000 shares of common stock will be authorized for issuance under the Plan such that the aggregate maximum number of shares of common stock that may be issued pursuant to stock awards under the Plan, or the Share Limit, is 7,033,473 shares of common stock plus any shares of common stock subject to outstanding awards under the 2016 Plan as of July 27, 2023 that, after such date, are not paid, delivered or exercised before they expire or are canceled or terminated. The Share Limit will automatically increase on the first trading day in January of each calendar year during the term of the Plan, with the first such increase to occur in January 2026 and the final increase to occur in January 2033, by an amount equal to the lesser of (i) 5% of the total number of shares of common stock issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such number of shares of common stock as may be established by the Board. The Share Limit will not be reduced if an award or any portion thereof expires, terminates, is canceled or forfeited without being settled or exercised, or if a stock appreciation right is settled in cash or otherwise without the issuance of shares of common stock. Shares that are exchanged by a participant or withheld by the Company as full or partial payment in connection with any award granted under the Plan, as well as any shares exchanged by a participant or withheld by the Company or one of its subsidiaries to satisfy the tax withholding obligations related to any award granted under the Plan, will not be counted against the Share Limit and will be available for subsequent awards under the Plan. To the extent that an award granted under the Plan is settled in cash or a form other than shares of common stock, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the Share Limit and will be available for subsequent awards under the Plan.

The aggregate maximum number of shares of common stock that may be issued on the exercise of incentive stock options is 7,033,473.

The maximum number of shares of common stock subject to those awards that are granted under the Plan during any one calendar year to an individual who, on the grant date of the award, is a non-employee director is the number of shares that produce a grant date fair value for the award that, when combined with (i) the grant date fair value of any other awards granted under the

Plan during that same calendar year to that individual in his or her capacity as a non-employee director and (ii) the dollar amount of all other cash compensation payable by the Company to such non-employee director for his or her services in such capacity during that same calendar year (regardless of whether deferred and excluding any interest or earnings on any portion of such amount that may be deferred), is $750,000; provided that this limit is $950,000 as to (1) a non-employee director who is serving as the independent Chair of the Board or as a lead independent director at the time the applicable grant is made or (2) any new non-employee director for the calendar year in which the non-employee director is first elected or appointed to the Board.

Shares issued under the Plan may consist of authorized and unissued common stock of the Company or shares of common stock held as treasury stock.

Termination and Amendment

The Administrator may amend, suspend or terminate the Plan at any time, subject to stockholder approval if necessary to comply with any tax, or other applicable regulatory requirement. The Administrator may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant will not to that extent be effective without the consent of the affected participant, except as otherwise provided in the Plan. No awards may be granted after July 27, 2033.

Awards

The Plan authorizes the Administrator to grant awards to eligible participants in the form of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights ("SARs"), stock bonuses, restricted stock awards, restricted stock units, and other forms of awards, including cash-based awards, or any combination of the foregoing.

Stock Options

A stock option may be granted as an incentive stock option or a non-qualified stock option. The option exercise price may not be less than the fair market value of the stock subject to the option on the date the option is granted (or, with respect to incentive stock options, may not be less than 110% of the fair market value if the recipient owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any affiliate, or a Ten Percent Stockholder). Options will not be exercisable after the expiration of ten years from the date of grant (or after five years, in the case of an incentive stock option issued to a Ten Percent Stockholder). The purchase price of any shares acquired pursuant to an option may be payable in cash or shares of common stock valued at the fair market value at the time the option is exercised, by means of a broker-assisted cashless exercise mechanism, by means of a "net exercise" procedure effected by withholding the number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price, by the rendering of services by the recipient of such award, or by notice and third party payment in such manner as may be authorized by the Administrator. The vesting schedule applicable to any option, including any performance conditions, and treatment on termination will be as set forth in the award agreement.

Stock Appreciation Rights

A stock appreciation right or "SAR" is a right to receive a payment, in cash and/or common stock, equal to the excess of the fair market value of a specified number of shares of common stock on the date the SAR is exercised over the "base price" of the award, which base price will be set forth in the applicable award agreement and will not be less than 100% of the fair market value of a share of common stock on the date of grant of the SAR. The maximum term of a SAR will be ten (10) years.

Restricted Stock and Restricted Stock Units

Restricted shares are awards of shares, the grant, issuance, retention, vesting and/or transferability of which may be subject during specified periods of time to such conditions (including continued employment and/or the satisfaction of performance conditions) and terms as the Administrator deems appropriate. Restricted stock units, or RSUs, are an award denominated in units under which the issuance of shares (or cash payment in lieu thereof) is subject to such conditions (including continued employment and/or the satisfaction of performance conditions) and terms as the Administrator deems appropriate and as set forth in the applicable award agreement.

Other Awards

The Plan permits the grant of other forms of awards, including stock bonuses, performance stock, stock units, deferred shares, phantom stock, or similar rights to purchase or acquire shares, whether at a fixed or variable price (or no price) or fixed or variable ratio related to the common stock, as well as cash awards, all under such terms and conditions as the Administrator may determine and as set forth in the applicable award agreement.

Dividends and Dividend Equivalent Units

No dividends or dividend equivalents may be granted in connection with an option or stock appreciation right and no dividend or dividend equivalents granted in connection with another award will be paid or settled unless and until, and only to the extent that, the underlying award vests or is earned, as applicable.

Performance Criteria

The Administrator may establish performance criteria and level of achievement versus such criteria that will determine the number of shares or units to be granted, retained, vested, issued, or issuable under or in settlement of or the amount payable pursuant to an award, which criteria may be based on any objective or subjective performance goals the Administrator establishes with respect to an award. Performance goals may also relate to a participant's individual performance.

Transferability

All awards are non-transferable and will not be subject to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance, or charge other than as required by applicable law unless the Administrator permits the award to be transferred in accordance with the terms of the Plan.

Adjustments of and Changes in the Stock

In the event of any change in the capitalization of the Company, the Administrator may make adjustments in a manner that it deems equitable and proportionate. Such adjustments may be to the number and type of shares reserved for issuance under the Plan, the number, amount and type of shares covered by awards then outstanding under the Plan, the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, or the grant, purchase or exercise price of outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by the Plan and the then-outstanding awards.

In the event of a corporate transaction (as described in Section 7.2 of the Plan), the Administrator may make provision for a cash payment in settlement of, or for the termination, assumption, substitution or exchange of any or all outstanding awards or the cash, securities or property deliverable to the holder of any or all outstanding awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the common stock upon or in respect of such event. Upon the occurrence of such a corporate transaction for which the Administrator has made provision for the award to be terminated (and the Administrator has not made a provision for the substitution, assumption, exchange or other continuation or settlement of the award): (1) unless otherwise provided in the applicable award agreement, each then-outstanding option and SAR will become fully vested, all shares of restricted stock then outstanding will fully vest free of restrictions, and each other award granted under the

Plan that is then outstanding will become payable to the holder of such award (with any performance goals applicable to the award in each case being deemed met, unless otherwise provided in the award agreement, at the "target" performance level); and (2) each award (including any award or portion thereof that, by its terms, does not accelerate and vest in the circumstances) will terminate upon the related event; provided that the holder of an option or SAR will be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case will more than ten days' notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

Without limiting the preceding paragraph, in connection with any event referred to in the preceding paragraph or any change in control event defined in any applicable award agreement, the Administrator may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the Administrator in the circumstances.

The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award. In the case of an option, SAR or similar right as to which the per share amount payable upon or in respect of such event is less than or equal to the exercise or base price of the award, the Administrator may terminate such award in connection with a corporate transaction without any payment in respect of such award.

In the event of a corporate transaction, the administrator may take such action as is authorized by the Plan prior to such event (as opposed to on the occurrence of such event) to the extent that the Administrator deems the action necessary to permit the eligible person to realize the benefits intended to be conveyed with respect to the underlying shares. Without limiting the generality of the foregoing, the Administrator may deem an acceleration and/or termination to occur immediately prior to the applicable event and, in such circumstances, will reinstate the original terms of the award if an event giving rise to an acceleration and/or termination does not occur.

U.S. Federal Income Tax Consequences

The following discussion of the federal income tax consequences of the Plan is intended to be a summary of applicable federal law as currently in effect. It should not be taken as tax advice by participants, who are urged to consult their individual tax advisors.

Stock Options

Incentive stock options ("ISOs") and nonstatutory stock options ("NQSOs") are treated differently for federal income tax purposes. ISOs are intended to comply with the requirements of Section 422 of the Code. NQSOs do not comply with such requirements.

An optionee is not taxed on the grant or exercise of an ISO. The difference between the exercise price and the fair market value of the shares on the exercise date (the "Spread Value") will, however, be a preference item for purposes of the alternative minimum tax. If an optionee holds the shares acquired upon exercise of an ISO for at least two years following the option grant date and at least one year following exercise, the optionee's gain, if any, upon a subsequent disposition of such shares is long term capital gain. The measure of the gain is the difference between the proceeds received on disposition and the optionee's basis in the shares (which generally equals the exercise price). If an optionee disposes of stock acquired pursuant to the exercise of an ISO before satisfying these holding periods and there is Spread Value, the optionee will recognize both ordinary income and capital gain on the Spread Value in the year of disposition. The Company is not entitled to an income tax deduction on the grant or exercise of an ISO or on the optionee's disposition of the shares after satisfying the holding period requirement described above. If the holding periods are not satisfied, the Company will be entitled to a deduction in the year the optionee disposes of the shares in an amount equal to the ordinary income recognized by the optionee.

In order for an option to qualify for ISO tax treatment, the grant of the option must satisfy various other conditions more fully described in the Code. The Company does not guarantee that any option will qualify for ISO tax treatment even if the option is intended to qualify for such treatment. In the event an option intended to be an ISO fails to so qualify, it will be taxed as an NQSO as described below.

An optionee is not taxed on the grant of an NQSO. On exercise, the optionee recognizes ordinary income equal to the Spread Value on the date of exercise. The Company is entitled to an income tax deduction in the year of exercise in the amount recognized by the optionee as ordinary income. The optionee's gain (or loss) on a subsequent disposition of the shares is long term capital gain (or loss) if the shares are held for more than one year following exercise. The Company does not receive a deduction for any such gain.

Stock Appreciation Rights

An optionee is not taxed on the grant of a stock appreciation right. On exercise, the optionee recognizes ordinary income equal to the Spread Value on the amount of any cash paid or the fair market value of any shares received. The Company is entitled to an income tax deduction in the year of exercise in the amount recognized by the optionee as ordinary income.

Restricted Stock and Restricted Stock Units

Grantees of restricted stock or restricted stock units do not recognize income at the time of the grant. When the award vests, grantees generally recognize ordinary income in an amount equal to the fair market value of the stock or stock units at such time, and the Company will receive a corresponding deduction. However, no later than 30 days after a participant receives an award of restricted stock, the participant may elect to recognize taxable ordinary income in an amount equal to the fair market value of the shares at the time of receipt. Provided that the election is made in a timely manner, when the restrictions on the shares lapse, the participant will not recognize any additional income. If the participant forfeits the shares to the Company (e.g., upon the participant's termination prior to vesting), the participant may not claim a deduction with respect to the income recognized as a result of the election.

Company Deduction and Section 162(m)

Section 162(m) of the Code generally limits the federal income tax deduction for compensation paid to "covered employees" (in general, the CEO, the CFO, and the three other most highly-compensated executive officers for the year at issue and any person who was part of that group for any other year beginning after December 31, 2016) to $1,000,000. Thus, certain compensation attributable to awards may be nondeductible to the Company due to the application of Section 162(m) of the Code.

Withholding Taxes

The Company will generally be required to withhold applicable taxes with respect to any ordinary income recognized by a participant who is an employee in connection with awards made under the Plan. Whether or not such withholding is required, the Company will make such information reports to the Internal Revenue Service as may be required with respect to any income (whether or not that of an employee) attributable to transactions involving awards.

Plan Benefits; Market Value of Securities

Aggregate Past Grants Under the Plan

The benefits that will be awarded or paid in the future under the Plan are not currently determinable. Such awards are within the discretion of the Administrator, and the Administrator has not determined future awards or who might receive them. However, each non-employee director is expected to receive an annual award of restricted stock units on the date of the 2025 Annual Meeting of Stockholders with a target value of approximately $115,500. As of April 28, 2025, the closing price of a share of the Company's common stock was $2.52. The following table sets forth, with respect to the individuals and groups named below: the aggregate number of shares of common stock subject to options granted under the Original Plan (whether or not outstanding, vested or forfeited, as applicable) as of April 28, 2025, and the aggregate number of shares subject to awards of restricted stock units granted under the Original Plan, including those subject to achievement of performance conditions reported at target (whether or not outstanding, vested or forfeited, as applicable) as of April 28, 2025.

Name of Individual or Group	Number of Options Granted (#)	Number of Shares subject to Stock Awards (#)
Deanna White *Chief Executive Officer and Chief Operating Officer*	366,145	492,857
Oliver Reeves *Chief Financial Officer*	364,286	307,143
Stan Little *Former Chief Executive Officer and former Board Member*	—	412,375
All current executive officers as a group	730,430	1,212,376
All current non-employee directors as a group	1,413,367	169,642
Each nominee for election as a director	144,451	60,051
Each associate of any such directors, executive officers, or nominees	—	131,042
Each other person who received or is to receive five percent of such options, warrants or rights	—	—
All other current employees (including all current officers who are not executive officers) as a group	2,993,579	2,707,570

Registration With the SEC

We intend to file with the SEC a registration statement on Form S-8 covering the shares reserved for issuance under the Plan in 2025 following the annual meeting.

Required Vote

The affirmative vote of a majority of the shares of common stock present or represented by proxy and entitled to vote on the proposal is required for the approval of the Plan.

Recommendation of the Board

The Board unanimously recommends that you vote "FOR" the approval of the Company's Amended and Restated 2023 Equity Incentive Plan.

Transactions with Related Persons

Policies and Procedures Regarding Related Party Transactions

Our Board has adopted a written Related Person Transactions Policy that sets forth the Company's policies and procedures regarding the identification, review, consideration and oversight of "related person transactions." For purposes of our policy, a "related person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (i) the Company (including any of its subsidiaries) was, is or will be a participant, (ii) the aggregate amount involved exceeds or may be expected to exceed the lesser of $120,000 or 1% of the average of the Company's total assets at year-end for the last two completed fiscal years and (iii) a related person has or will have a direct or indirect material interest.

Subject to certain limitations, transactions involving compensation for services provided to the Company as an employee or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of our voting securities (including the common stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons. A related person is also someone who has a position or relationship with any firm, corporation or other entity that engages in the transaction if (i) such person is employed or is a general partner or principal or in a similar position with significant decision making influence, or (ii) the direct or indirect ownership by such person and all other foregoing persons, in the aggregate, is 10% or greater in another person that is party to the transaction.

Under the policy, any related person, or any director, officer or employee of the Company who knows of the transaction, must report the information regarding the proposed related person transaction to our Chief Financial Officer and chairperson of the Audit Committee for review. To identify related person transactions in advance, we will rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related person transactions, the Audit Committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

- the nature of the related person's interest in the transaction;
- the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
- the terms of the transaction;
- the availability of other sources for comparable services or products; and
- the terms available to or from, as the case may be, unrelated third parties.

Certain Relationships and Related Party Transactions

Park Lane

Park Lane Investments, LLC ("Park Lane") is an entity owned by a family member of Liam Fayed, a co-founder and former officer of Surf Air Global Limited ("SAGL"), a subsidiary of the Company. Park Lane owns four aircraft which it leases, via TVPX ARS ("TVPX"), as trustee for the aircraft, to SAGL. Pursuant to leases entered into with TVPX on July 11, 2019 and August 1, 2020 (each as amended on August 1, 2022, June 16, 2023 and February 1, 2024), SAGL pays monthly lease payments of $25,000 for each aircraft. Under the terms of these agreements, SAGL also owes to TVPX, as supplemental rent, (i) as and when due, any other amount that it is obligated to pay to TVPX or others under the lease and (ii) interest accruing on rent not paid when due, until paid. Each lease expired on January 31, 2025, and was extended on a month-to-month basis as of January 31, 2025.

As of December 31, 2019, the Company owed to Park Lane $6.0 million (in principal and interest) for short-term loans made by Park Lane to SAGL during 2019. On April 7, 2020, SAGL issued a convertible secured promissory note to Park Lane, pursuant to which the $7.1 million in loans made by Park Lane to SAGL were exchanged for a secured convertible loan in the amount of $7.5 million, bearing interest of 6.0% per annum due 2022. On December 15, 2020, principal and accrued interest on the secured promissory note of $7.6 million were converted into a total of 14,276,406 SAGL redeemable convertible preferred shares. On May 24, 2021, Park Lane contributed the remaining $0.4 million of the $7.5 million secured promissory note, which was converted to 834,566 SAGL redeemable convertible shares. During 2021, Park Lane purchased an additional 9,442,871 SAGL redeemable convertible preferred shares for $5.0 million. In connection with the direct listing, Park Lane's 24,553,832 SAGL redeemable convertible preferred shares were converted and Park Lane received 1,096,147 shares of our common stock.

Park Lane SAFE

On May 17, 2022, SAGL and Park Lane entered into a simple agreement for future equity (the "Park Lane SAFE"), pursuant to which Park Lane provided SAGL with an investment advance of $7.5 million (the "Issue Price"). Under the terms of the Park Lane SAFE, Park Lane would receive shares of our common stock upon the occurrence of (i) an initial public offering; (ii) a direct listing; (iii) the consummation of the business combination and related transactions; (iv) a change in control (as defined therein); or (v) by May 17, 2024. In the case of an initial public offering or direct listing, the number of shares of our common stock to be issued would be calculated based on a conversion price of 65% of the opening trading price of our common stock. In connection with the direct listing, the Park Lane SAFE was converted and Park Lane received 329,670 shares of our common stock.

LamVen and LamJam

LamVen LLC ("LamVen") is an entity owned by Mr. Fayed, and LamJam II LLC ("LamJam") is an entity co-owned by Mr. Fayed and a family member of Mr. Fayed.

As of December 31, 2020, SAGL owed $2.3 million (in principal and interest) to LamVen for expenses incurred on SAGL's behalf. As of such date, this amount was extinguished through the issuance of 4,370,452 SAGL convertible preferred shares. In connection with the direct listing, LamVen's 4,370,452 SAGL redeemable convertible preferred shares were converted and LamVen received 224,351 shares of our common stock.

In 2021, SAGL issued an aggregate of $4.45 million of 8.25% convertible notes due 2022 to LamJam (the "LamJam Note"). During 2022, the LamJam Note was converted into 17,373,521 SAGL redeemable convertible preferred shares. In connection with the direct listing, LamJam's 17,373,521 SAGL redeemable convertible preferred shares were converted and LamJam received 775,599 shares of our common stock.

During 2017 and 2018, SAGL issued an aggregate of $3.5 million of 22.0% convertible notes due 2022 to LamVen. As of December 31, 2022, these notes remained outstanding. The maturity date of these notes were extended to December 2023. During

2022, SAGL issued an aggregate of $1.3 million of 8.25% convertible notes due 2022 to LamVen (the "LamVen Note"). During 2022, the LamVen Note was converted into 4,940,258 SAGL redeemable convertible preferred shares. In connection with the direct listing, LamVen's 4,940,258 SAGL redeemable convertible preferred shares were converted and LamVen received 220,546 shares of our common stock.

Term Notes

The Company entered into term note agreements with LamVen and recorded the notes in Due to related parties at carrying value on the Consolidated Balance Sheets.

The LamVen notes with aggregate principal amounts of $4.5 million and $1.0 million, an effective date of November 30, 2022 and January 18, 2023, respectively, and bearing an interest rate of 8.25% per annum, remained outstanding as of March 31, 2023. Both term notes were exchanged for cash and scheduled to mature on the earlier of December 31, 2023 or the date on which the note is otherwise accelerated as provided for in the agreement. Interest for the notes are payable in full at maturity or upon acceleration by prepayment. On December 29, 2023, the term notes were amended to extend the maturity date to January 15, 2024. On January 26, 2024, the term notes were amended to extend the maturity date to February 9, 2024, with an effective date of January 15, 2024. On April 28, 2024, the term notes were further amended to extend the maturity date to May 15, 2024, with an effective date of April 15, 2024. On July 31, 2024, the term notes were further amended to extend the maturity date to August 20, 2024, with an effective date of May 15, 2024. In November 2024, the term notes were exchanged for a new secured convertible promissory note with LamVen.

On May 22, 2023, the Company entered into an additional term note agreement in exchange for $4.6 million in cash from LamVen. The note is scheduled to mature on the earlier of December 31, 2023 or the date on which the note is otherwise accelerated as provided for in the agreement. Interest is due upon maturity at a rate of 10.0% per annum until the note is paid in full at maturity or upon acceleration by prepayment. On December 29, 2023, the term notes were amended to extend the maturity date to January 15, 2024. On January 26, 2024, the term notes were amended to extend the maturity date to February 9, 2024, with an effective date of January 15, 2024. On July 31, 2024, the term notes were further amended to extend the maturity date to August 20, 2024, with an effective date of May 15, 2024. In November 2024, the term notes were exchanged for a new secured convertible promissory note with LamVen.

On June 15, 2023, the Company entered into a $5.0 million note agreement with LamVen. The note is scheduled to mature on the earlier of December 31, 2023 or the date on which the note is otherwise accelerated as provided for in the agreement. Interest is due upon maturity at a rate of 10.0% per annum until the note is paid in full at maturity or upon acceleration by prepayment. On December 29, 2023, the note was amended to extend the maturity date to January 15, 2024 and to increase the principal amount of the note to $10.0 million. The Company received $8.5 million in cash as of December 31, 2023, with the remaining $1.5 million under the note received in 2024. On January 26, 2024, the note was further amended to extend the maturity date to February 9, 2024 and the principal amount increased to $15.0 million, effective as of January 15, 2024. On April 28, 2024, the note was further amended to extend the maturity date to May 15, 2024 and the principal amount increased to $25.0 million, effective as of April 15, 2024. The Company received $38.2 million as of September 30, 2024. Subsequent to September 30, 2024, the Company received an additional $4.9 million under this note agreement, for an aggregate total of $43.1 million cash received under the note since inception. In November 2024, the note was exchanged for a new secured convertible promissory note with LamVen.

LamVen Note

On November 14, 2024, the Company entered into a note exchange agreement with LamVen pursuant to which the Company issued a secured convertible promissory note (the "LamVen Note") in aggregate principal amount of $50.0 million to LamVen, to refinance certain existing notes.

The LamVen Note will accrue interest at the greater of (x) SOFR (subject to a 1.00% floor) plus 5.00% and (y) 9.75%. In the event the Company raises capital in certain equity offerings, a portion of the net cash proceeds from such equity offerings and the net cash proceeds from certain asset sales are required to be applied to repay the obligations under the LamVen Note. The scheduled maturity of the LamVen Note is December 31, 2028, which may be accelerated upon the occurrence of certain events of default.

At the election of LamVen from time to time, on one or more occasions, the outstanding principal amount of the LamVen Note (or any portion thereof), together with all accrued but unpaid interest thereon, can be converted into a number of shares of common stock, using a conversion price per share equal to the Minimum Price, as defined in New York Stock Exchange Listed Company Manual Section 312.04(h) (the "Minimum Price"); provided, however, that LamVen shall not be able to convert the LamVen Note if so doing would increase LamVen's beneficial ownership interest in the Company to 10% or more of the Company's then outstanding common stock.

In addition, on November 14, 2024, a portion of the principal of existing LamVen notes being refinanced equal to $7,473,131 was exchanged for (i) 750,000 shares of common stock of the Company issued to LamVen at $1.83 per share, which represents the official closing price of the Company's common stock on the New York Stock Exchange on the date immediately preceding November 14, 2024 (the "LamVen Shares"), and (ii) 3,389,398 warrants to purchase common stock of the Company issued to LamVen with a strike price of $1.83 per share (the "LamVen Warrants").

The obligations under the LamVen Note are guaranteed by certain of the Company's subsidiaries, and subject to a security interest on assets of the Company and the subsidiary guarantors, subject to certain exceptions.

The conversion feature embedded in the LamVen Note failed to satisfy the requirements for the derivative scope exception for contracts indexed in the Company's own stock. The conversion feature of the LamVen Note required bifurcation from the host contract. The embedded derivative was initially measured at fair value of $6.8 million, with a corresponding debt discount of $6.8 million being recorded as the excess of the principal amount of LamVen Note over the fair value of the host contract. The debt discount will be amortized to interest expense using the effective interest rate over the term of the LamVen Note.

Advisory Services Agreement with Proxima Centauri, LLC

Proxima Centauri, LLC, an entity wholly-owned by David Anderman, a director of the Company, provides advisory services to the Company for a monthly fee of $20,000 per month pursuant to an Advisory Services Agreement entered into on December 16, 2024. As additional compensation, the Company issued a warrant to Proxima Centauri to purchase up to 142,857 shares of Common Stock.

Advisory Services Agreement with LamVen LLC

LamVen provides advisory services to the Company for an annual fee of $1 pursuant to an Advisory Services Agreement effective as of January 1, 2025. As additional compensation, the Company shall issue a warrant to LamJam II LLC to purchase up to 911,544 shares of Common Stock.

Advisory Services Agreement with SRS Ventures LLC

SRS Ventures LLC, an entity associated with Sudhin Shahani, a co-founder and Board member of the Company, provides advisory services to the Company for an annual fee of $450,000 to be paid in approximately equal monthly payments pursuant to an Advisory Services Agreement effective as of January 1, 2025.

Park Lane Reimbursement Agreement

On November 14, 2024, in connection with the letter of credit backstopping the Credit Agreement, the Company entered into a Reimbursement Agreement with Park Lane, an entity owned by a family member of Mr. Fayed (the "Reimbursement Agreement"), which contains certain representations and warranties, covenants and events of default.

If the backstop letter of credit is drawn upon, the Company will be required to reimburse Park Lane for the drawn amount of the letter of credit, pay interest to Park Lane at 15.00% per annum on such drawn amounts (subject to increase in the event of default). The Company is separately obligated to pay a fee of 1.00% per annum to Park Lane on the outstanding face amount of the backstop letter of credit. In the event the Company raises capital in certain equity offerings, a portion of the net cash proceeds from such equity offerings is required to be remitted to Park Lane to be held in trust in accordance with the Reimbursement Agreement.

The obligations under the Reimbursement Agreement are guaranteed by certain of the Company's subsidiaries, and subject to a security interest on assets of the Company and the subsidiary guarantors, subject to certain exceptions.

In connection with the Reimbursement Agreement, Park Lane will have the right to appoint a board observer with respect to the Company.

JA Flight Services and BAJ Flight Services

As of December 31, 2024, the Company leased a total of three aircraft from JA Flight Services ("JAFS") and one aircraft from BAJ Flight Services ("BAJFS") under short-term operating leases. JAFS is 50% owned by Bruce A. Jacobs ("BAJ"), an employee and stockholder of the Company, and BAJFS is 100% owned by BAJ.

The Company recorded approximately $1,306 thousand in combined lease and engine reserve expense attributable to JAFS and BAJFS during year ended December 31, 2024. Accounts payable of $74 thousand owed to JAFS and BAJFS as of December 31, 2024, is included in Due to Related Parties, current on the Consolidated Balance Sheet.

Schuman Aviation

As of December 31, 2024, the Company leased six aircraft from Schuman Aviation Ltd. ("Schuman"), an entity which is owned by an employee and stockholder of the Company. All leases consist of 60-month terms, fixed monthly lease payments and are all eligible for extension at the end of the lease term. All the leases are also subject to monthly engine, propeller and other reserve payment requirements, based on actual flight activity incurred on the subject aircraft engine.

The Company recorded approximately $1,719 thousand in combined lease and engine reserve expense attributable to Schuman for the year ended December 31, 2024. As of December 31, 2024, the Company owed approximately $214 thousand to Schuman, which is included in Due to Related Parties, current on the Consolidated Balance Sheet.

Additionally, the Company has an existing agreement with Schuman, whereby Schuman agreed not to fly any of its Makani Kai airline routes servicing the Hawaiian Island commuter airspace for a period of 10 years. Remaining amounts due under this agreement represent the final two annual installment payments, of $100 thousand each, which will be paid over the next two years.

Indemnification Agreements

Our Amended and Restated Certificate of Incorporation contains provisions limiting the liability of directors to the fullest extent permitted by Delaware law, and our Amended and Restated Bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered or will enter into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them in certain circumstances.

Loans to Officers and Directors

On May 26, 2023, the Company approved the forgiveness of certain promissory notes associated with the issuance of restricted stock purchase agreements ("RSPAs") to executives and directors. The Company also provided bonuses to pay for interest and tax associated with the issuance of these shares in the amount of $0.1 million. The forgiveness of these promissory notes resulted in an immaterial additional stock-based compensation expense as of June 30, 2023.

Subsequent to June 30, 2023, and prior to the Company's direct listing, the Company's board of directors determined that the remaining vesting requirements applicable to previously granted executive RSPA awards had been satisfied, in connection our direct listing. This resulted in the recognition of $21.8 million in previously unrecognized stock-based compensation expense during the third quarter of 2023.

Delinquent Section 16(a) Reports

Under Section 16(a) of the Exchange Act and SEC rules, our directors, executive officers and beneficial owners of more than 10% of any class of equity security are required to file periodic reports of their ownership, and changes in that ownership, with the SEC.

Based solely on a review of the reports filed for fiscal year 2024 and related written representations, we believe that all Section 16(a) reports were filed on a timely basis, except that, due to an administrative error, one Form 4 for Deanna White reporting a grant of stock options was not timely filed.

Proposals of Stockholders and Director Nominations for 2026 Annual Meeting

Requirements for Proposals to be Considered for Inclusion in Proxy Materials. For your proposal to be considered for inclusion in the proxy statement for our 2026 annual meeting of stockholders, your written proposal must be received by our Corporate Secretary at our principal executive offices no later than January 13, 2026 and must comply with Rule 14a-8 under the Exchange Act regarding the inclusion of stockholder proposals in Company-sponsored proxy materials. If we change the date of the 2026 annual meeting of stockholders by more than 30 days from the anniversary of this year's Annual Meeting, your written proposal must be received within a reasonable time before we begin to print and mail our proxy materials for the 2026 annual meeting of stockholders.

Nominations of Director Candidates and Proposals Not Intended for Inclusion in Proxy Materials. If you intend to nominate an individual for election to our Board at our 2026 annual meeting of stockholders or wish to present a proposal at the 2026 annual meeting of stockholders but do not intend for such proposal to be included in the proxy statement for such meeting, our Bylaws require that, among other things, stockholders give written notice of the nomination or proposal to our Corporate Secretary at our principal executive offices no later than the close of business on March 28, 2026 (the 90th day prior to the first anniversary of the date of the preceding year's annual meeting) nor earlier than the close of business on February 26, 2026 (the 120th day prior to the first anniversary of the date of the preceding year's annual meeting). Notwithstanding the foregoing, in the event that we change the date of the 2026 annual meeting of stockholders to a date that is more than 30 days before or more than 70 days after the anniversary of the annual meeting, then the written notice must be given not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public announcement of the date of such annual meeting was first made. Stockholder proposals not intended to be included in the proxy statement or nominations for director candidates that do not meet the notice requirements set forth above and further described in Section 2.14 of our Bylaws will not be acted upon at the 2026 annual meeting of stockholders.

In addition, a stockholder who intends to solicit proxies in support of director nominees other than the Company's nominees at the 2026 annual meeting of stockholders must provide written notice to our Corporate Secretary setting forth the information required by Rule 14a-19 under the Exchange Act, unless the required information has been provided in a preliminary or definitive proxy statement previously filed by the stockholder. Such written notice must be provided in accordance with Rule 14a-19 no later than April 27, 2026. If we change the date of the 2026 annual meeting of stockholders by more than 30 days from the date of this year's annual meeting, your written notice must be received by the later of 60 days prior to the date of the 2026 annual meeting of stockholders or the 10th calendar day following the day on which public announcement of the date of the 2026 annual meeting of stockholders is first made. The notice requirement under Rule 14a-19 is in addition to the applicable notice requirements under our Bylaws as noted above.

Other Matters

We do not know of any other matter that will be brought before the Annual Meeting. However, if any other matter properly comes before the Annual Meeting or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, the proxyholders named in the proxies solicited by the Board will have the authority to vote all proxies received with respect to such matters in their discretion, and it is their intention to vote such proxies in accordance with the recommendation of the Board.

Householding

As permitted by the Exchange Act, only one copy of our proxy materials is being delivered to stockholders of record residing at the same address unless such stockholders have notified us of their desire to receive multiple copies of our proxy materials. This is known as householding. We will promptly deliver, upon oral or written request, a separate copy of the proxy materials to any stockholder residing at an address to which only one copy was mailed. Stockholders who currently receive multiple copies of proxy materials at their address and would like to request householding of their communications should contact us. Requests for additional copies or requests for householding for future years should be directed in writing to Householding Department of Broadridge Financial Solutions, Inc. at 51 Mercedes Way, Edgewood, New York 11717, or at 1-866-540-7095.

Annual Report to Stockholders

Our 2024 Annual Report on Form 10-K for the year ended December 31, 2024 (the "2024 Annual Report") has been posted on our corporate website at *https://investors.surfair.com/* and on the Internet at www.proxyvote.com. Stockholders receiving a printed copy of this Proxy Statement have also received a copy of our 2024 Annual Report. **We will provide, without charge, a copy of our 2024 Annual Report for the fiscal year ended December 31, 2024 (including the financial statements but excluding the exhibits thereto) upon the written request of any stockholder of record or beneficial owner of our common stock. Requests should be directed to our Corporate Secretary at the following address:**

Surf Air Mobility Inc.
12111 Crenshaw Boulevard
Hawthorne, California 90250

Questions and Answers About the Proxy Materials and Annual Meeting

What items of business will be voted on at the Annual Meeting?

The items of business scheduled to be voted on at the Annual Meeting are:

1. The election of the three Class B director nominees named in this Proxy Statement to serve until our 2028 annual meeting of stockholders and until their respective successors are duly elected and qualified ("Proposal 1"); and

2. The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2025 ("Proposal 2").

3. Approval of an amendment to our Amended and Restated Certificate of Incorporation to effect a reverse stock split of our common stock at a reverse stock split ratio ranging from 2:1 to 5:1, inclusive ("Proposal 3").

4. Approval of the Surf Air Mobility Inc. Amended and Restated 2023 Equity Incentive Plan ("Proposal 4"). Stockholders will also be asked to consider and transact such other business as may properly come before the Annual Meeting or any postponement or adjournment of the meeting.

How does the Board of Directors recommend I vote on these proposals?

Our Board recommends that you vote your shares:

1. "FOR ALL" of the following director nominees named in this Proxy Statement to be elected to the Board: David Anderman, John D'Agostino and Edward Mady; and

2. "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2025.

3. "FOR" approval of the amendment to our Amended and Restated Certificate of Incorporation to effect a reverse stock split of our common stock at a reverse stock split ratio ranging from 2:1 to 5:1, inclusive.

4. "FOR" approval of the Surf Air Mobility Inc. Amended and Restated 2023 Equity Incentive Plan.

Who is entitled to vote?

Only stockholders of record at the close of business on April 28, 2025 (the "Record Date") will be entitled to notice of and to vote at the Annual Meeting. As of the Record Date, there were 19,279,660 shares of our common stock outstanding and entitled to vote at the Annual Meeting.

What is the difference between a "beneficial owner" and a "stockholder of record"?

Whether you are a "beneficial owner" or a "stockholder of record" with respect to your shares depends on how you hold your shares:

- *Beneficial Owners*. Most of our stockholders hold their shares through a broker, bank, or other nominee (that is, in "street name") rather than directly in their own names. If you hold shares in street name, you are a "beneficial owner" of those shares, and the proxy materials, together with a voting instruction form, will be forwarded to you by your broker, bank or other nominee.

- *Stockholders of Record*. If you hold shares directly in your name with our stock transfer agent, Equiniti Trust Company, LLC, you are considered the "stockholder of record" with respect to those shares, and the proxy materials, together with a proxy card, have been sent directly to you by the Company.

Can I attend the Annual Meeting?

We will be hosting the Annual Meeting live via the Internet. **You will not be able to attend the Annual Meeting in person.** Any stockholder can listen to and participate in the Annual Meeting live via the Internet at www.virtualshareholdermeeting.com/SRFM2025. Our Board annually considers the appropriate format of our annual meeting. Our virtual annual meeting allows stockholders to submit questions and comments before and during the meeting. After all proposals are presented at the meeting, we will spend up to 15 minutes answering stockholder questions that comply with the meeting rules of conduct, which will be posted on the virtual meeting web portal. To the extent time doesn't allow us to answer all of the appropriately submitted questions, we will answer them in writing on our investor relations website, at *https://investors.surfair.com/*, soon after the meeting. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

The Annual Meeting webcast will begin promptly at 2:00 p.m., Pacific Time. We encourage you to access the Annual Meeting webcast prior to the start time. Online check-in will begin, and stockholders may begin submitting written questions, at 1:45 p.m., Pacific Time, and you should allow ample time for the check-in procedures.

What do I need in order to be able to participate in the Annual Meeting?

You will need the control number included on your proxy card or voting instruction form in order to be able to vote your shares or submit questions during the Annual Meeting. **If you do not have your control number, you will be able to access and listen to the Annual Meeting, but you will not be able to vote your shares or submit questions during the Annual Meeting**.

Stockholders of record as of the close of business on the record date are entitled to participate in and vote at the Annual Meeting. To participate in the Annual Meeting, including to vote and ask questions, stockholders of record should go to the meeting website at www.virtualshareholdermeeting.com/SRFM2025, enter the 16-digit control number found on your proxy card or Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability"), and follow the instructions on the website. If your shares are held in street name and your voting instruction form or Notice of Internet Availability indicates that you may vote those shares through the http://www.proxyvote.com website, then you may access, participate in, and vote at the annual meeting with the 16-digit access code indicated on that voting instruction form or Notice of Internet Availability. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least 5 days before the annual meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the annual meeting.

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting or submitting questions. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the log in page at www.virtualshareholdermeeting.com/SRFM2025.

Why is the Company holding the Annual Meeting virtually?

We are embracing technology to provide expanded access, improved communication, reduced environmental impact and cost savings for our stockholders and the Company. Hosting a virtual meeting enables increased stockholder attendance and participation since stockholders can participate and ask questions from any location around the world and provides us an opportunity to give thoughtful responses. In addition, we intend the virtual meeting format to provide stockholders with a similar level of transparency to the traditional in-person meeting format, and we take steps to provide such an experience. Our stockholders will be afforded the same opportunities to participate at the virtual Annual Meeting as they would at an in-person annual meeting of stockholders.

How do I vote and what are the voting deadlines?

- *Beneficial Owners*. If you are a beneficial owner of your shares, you should have received the proxy materials and voting instruction form from the broker, bank or other nominee holding your shares. You should follow the instructions in the voting instruction form in order to instruct your broker, bank or other nominee on how to vote your shares. The availability of telephone and Internet voting will depend on the voting process of the broker, bank or nominee. You may also vote your shares while participating in the Annual Meeting. Instructions on how to vote while participating in the Annual Meeting live via the Internet are posted at www.virtualshareholdermeeting.com/SRFM2025.

- *Stockholders of Record*. If you are a stockholder of record, there are several ways to direct how your shares are voted at the Annual Meeting.

  Via the Internet. You may submit a proxy over the Internet at www.proxyvote.com, 24 hours a day, seven days a week. You will need the control number included on your proxy card. Proxies submitted through the Internet must be received by 11:59 p.m., Eastern Time, on June 25, 2025.

  By Telephone. You may submit a proxy using a touch-tone telephone by calling 1-800-690-6903, 24 hours a day, seven days a week. You will need the control number included on your proxy card. Proxies submitted by telephone must be received by 11:59 p.m., Eastern Time, on June 25, 2025.

  By Mail. You may direct how your shares are voted at the Annual Meeting by completing, signing and dating each proxy card received and returning it in the prepaid envelope. Sign your name exactly as it appears on the proxy card. Proxy cards submitted by mail must be received no later than June 25, 2025 to be voted at the Annual Meeting.

  During the Annual Meeting. Instructions on how to vote while participating in the Annual Meeting live via the Internet are posted at www.virtualshareholdermeeting.com/SRFM2025.

  If you submit a proxy via the Internet or by telephone, your voting instructions authorize the proxy holders in the same manner as if you signed, dated and returned your proxy card. **If you submit a proxy via the Internet or by telephone, you do not need to return your proxy card.**

Can I revoke or change my vote after I submitted my proxy?

- *Beneficial Owners*. If you are a beneficial owner of your shares, you must contact the broker, bank or other nominee holding your shares and follow their instructions for revoking or changing your vote.

- *Stockholders of Record*. If you are a stockholder of record, you may change or revoke a previously submitted proxy at any time before it is voted at the Annual Meeting by:
  - signing and returning a new proxy card with a later date;
  - submitting a later-dated vote by telephone or via the Internet – only your latest Internet or telephone proxy received by 11:59 p.m., Eastern Time, on June 25, 2025, will be counted;
  - participating in the Annual Meeting live via the Internet and voting your shares electronically at the Annual Meeting; or
  - delivering a written revocation to our Corporate Secretary at the address above to be received before the voting at the Annual Meeting.

How will my shares be voted if I do not provide specific voting instructions in the proxy I submit?

If you are a stockholder of record and you submit a signed proxy but do not indicate your specific voting instructions on one or more of the proposals listed in the Notice of Annual Meeting of Stockholders accompanying this Proxy Statement, your shares will be voted as recommended by our Board on those proposals and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

How many shares must be present or represented to conduct business at the Annual Meeting?

The holders of a majority of our shares of common stock issued and outstanding on the Record Date and entitled to vote at the Annual Meeting, present or represented by proxy at the Annual Meeting, will constitute a quorum for the transaction of business at the Annual Meeting and any postponements or adjournments thereof. If you submit a proxy or voting instructions, your shares will be counted for purposes of determining the presence or absence of a quorum, even if you abstain from voting your shares. If a broker indicates on a proxy that it lacks discretionary authority to vote your shares on a particular matter, commonly referred to as "broker non-votes," those shares will also be counted for purposes of determining the presence of a quorum at the Annual Meeting. If a quorum is not present, our Bylaws provide that the Annual Meeting may be adjourned by the chairperson of the meeting or by stockholders entitled to vote at the Annual Meeting, present or represented by proxy.

What vote is required to approve each of the proposals?

Each share of our common stock outstanding at the close of business on the Record Date is entitled to one vote on each of the three director nominees and one vote on each other matter that may be presented for consideration and action by the stockholders at the Annual Meeting.

For purposes of Proposal 1 (election of directors), you may vote FOR ALL of the nominees, WITHHOLD ALL to withhold your vote for all of the nominees or FOR ALL EXCEPT to vote against one or more of the nominees and to vote for the other nominees. Our Bylaws provide that directors shall be elected by vote of the holders of a plurality of the votes cast. Under this plurality voting standard, the three director nominees receiving the highest number of affirmative votes will be elected as Class B directors to serve until the 2028 annual meeting of stockholders and until their respective successors are duly elected and qualified.

For purposes of Proposal 2 (ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm), Proposal 3 (approval of an amendment to our Certificate of Incorporation to effect a Reverse Stock Split), and Proposal 4 (approval of the Surf Air Mobility Inc. Amended and Restated 2023 Equity Incentive Plan), you may vote FOR, AGAINST or ABSTAIN. Approval of Proposal 2 and Proposal 4 requires the affirmative vote of the holders of a majority of the voting power of the shares of stock entitled to vote on such matter that are present in person or represented by proxy at the Annual Meeting and are voted for or against the matter, voting as a single class. Approval of Proposal 3 requires the votes cast FOR Proposal 3 to exceed the votes cast AGAINST Proposal 3.

Please be aware that Proposal 2 is advisory only and is not binding on the Company. Our Board will consider the outcome of the vote on this item in considering what action, if any, should be taken in response to the advisory vote by stockholders.

What effect do withhold votes, abstentions and broker non-votes have on the proposals?

For Proposal 1 (election of directors), shares voted "WITHHOLD" will have no effect on the outcome of a director nominee's election. For Proposal 2 (ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm), Proposal 3 (approval of an amendment to our Certificate of Incorporation to effect a Reverse Stock Split), and Proposal 4 (approval of the Surf Air Mobility Inc. Amended and Restated 2023 Equity Incentive Plan), a vote to "ABSTAIN" with respect to each proposal is not treated as a vote cast and will have no effect on the outcome of the vote on this proposal. Withhold votes and abstentions will be considered as present for quorum purposes.

If you are a beneficial stockholder that holds your shares through a brokerage account and you do not submit voting instructions to your broker, your broker may generally vote your shares in its discretion on routine matters. However, a broker cannot vote shares held for a beneficial stockholder on non-routine matters, unless the broker receives voting instructions from the beneficial stockholder.

Consequently, if you hold your shares through a brokerage account and do not submit voting instructions to your broker, and your broker elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker does not vote. Broker non-votes, if any, will be considered as present for quorum purposes, but they are not considered as votes cast and will have no effect on the outcome of the vote on the election of directors or on any of the other proposals herein. In order to ensure that your shares are voted on all matters presented at the Annual Meeting, we encourage you to provide voting instructions in advance of the meeting, regardless of whether you intend to attend the Annual Meeting.

Who will bear the costs of solicitation?

The accompanying proxy is being solicited on behalf of our Board. The cost of preparing, assembling, and mailing the Notice of Annual Meeting of Stockholders, this Proxy Statement and form of proxy and the 2024 Annual Report, the cost of making such materials available on the Internet and the cost of soliciting proxies and holding our virtual meeting of stockholders will be paid by us. In addition to the use of mail, we may solicit proxies in person or by telephone, facsimile or other means of communication by certain of our directors, officers and regular employees who will not receive any additional compensation for such solicitation. We will also reimburse brokers or other persons holding our common stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals.

Appendix A: Certificate of Amendment to Effect Reverse Stock Split

CERTIFICATE OF AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SURF AIR MOBILITY INC.

Surf Air Mobility Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify as follows:

FIRST: The present name of the Corporation is Surf Air Mobility Inc. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 5, 2021 under the name Surf Air Mobility Inc. (the "Original Certificate"). The Original Certificate was amended and restated in its entirety as set forth in the Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on July 21, 2023 and subsequently amended and restated in part as set forth in the Certificate of Amendment filed with the Secretary of State of the State of Delaware on August 16, 2024 (the "Certificate of Incorporation").

SECOND: Section 4.1 of ARTICLE IV of the Certificate of Incorporation be, and it hereby is, amended and restated to read in its entirety as follows:

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is eight hundred and fifty million (850,000,000) shares of capital stock, consisting of (i) eight hundred million (800,000,000) shares of common stock, par value $0.0001 per share (the "Common Stock"), and (ii) fifty million (50,000,000) shares of preferred stock, par value $0.0001 per share (the "Preferred Stock").

Notwithstanding anything to the contrary contained herein, the rights and preferences of the Common Stock shall at all times be subject to the rights and preferences of the Preferred Stock as may be set forth in the Certificate of Incorporation or one or more certificates of designations filed with the Secretary of State of the State of Delaware from time to time in accordance with the DGCL and this Certificate of Incorporation. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the affirmative vote of the holders of at least a majority of the voting power of the Corporation's then outstanding shares of capital stock entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of the Common Stock or the Preferred Stock voting separately as a class or series shall be required therefor unless a vote of any such holder is required pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock).

Effective upon the effectiveness of the Certificate of Amendment to the Certificate of Incorporation first inserting this paragraph (the "Effective Time"), each [   ][1] shares of Common Stock issued immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the "Reverse Stock Split"). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.0001 par value per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the fair value per share of the Common Stock as determined by the Board of Directors of the Corporation.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified and combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified and combined plus any applicable cash payment in lieu of fractional shares.

THIRD: This Certificate of Amendment to the Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

FOURTH: This Certificate of Amendment to the Certificate of Incorporation shall be effective at 12:01 a.m. Eastern Time on [   ], 2025.

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by its Chief Executive Officer this [   ] day of [   ], 2025.

SURF AIR MOBILITY INC.

/s/ Deanna White

Deanna White

Chief Executive Officer & Chief Operating Officer

---

[1] The Board of Directors of the Company adopted a resolution approving four separate amendments to the Certificate of Incorporation. These amendments approve the combination of any whole number of shares of Common Stock between and including two and five into one share of Common Stock. By approving Proposal 3, you are approving each of the four amendments proposed by the Board of Directors. The Certificate of Amendment filed with the Secretary of State of the State of Delaware will include only that amendment determined by the Board of Directors to be in the best interests of the Company and its stockholders. The other three proposed amendments will be abandoned pursuant to Section 242(c) of the DGCL. The Board of Directors may also elect not to do any reverse stock split, pursuant to which all four proposed amendments will be abandoned.

Appendix B: Surf Air Mobility Inc. Amended and Restated 2023 Equity Incentive Plan

SURF AIR MOBILITY INC.
AMENDED AND RESTATED 2023 EQUITY INCENTIVE PLAN

1. PURPOSE OF PLAN

The purpose of this Surf Air Mobility Inc. Amended and Restated 2023 Equity Incentive Plan (this "**Plan**") of Surf Air Mobility Inc., a Delaware corporation (the "**Corporation**"), is to promote the success of the Corporation by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons and to enhance the alignment of the interests of the selected participants with the interests of the Corporation's stockholders.

2. ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An "**Eligible Person**" is any person who is either: (a) an officer (whether or not a director) or employee of the Corporation or one of its Subsidiaries; (b) a director of the Corporation or one of its Subsidiaries; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Corporation or one of its Subsidiaries in a capital-raising transaction or as a market maker or promoter of securities of the Corporation or one of its Subsidiaries) to the Corporation or one of its Subsidiaries and who is selected to participate in this Plan by the Administrator; provided, however, that a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not adversely affect either the Corporation's eligibility to use Form S-8 to register under the Securities Act of 1933, as amended (the "**Securities Act**"), the offering and sale of shares issuable under this Plan by the Corporation or the Corporation's compliance with any other applicable laws. An Eligible Person who has been granted an award (a "participant") may, if otherwise eligible, be granted additional awards if the Administrator shall so determine. As used herein, "**Subsidiary**" means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Corporation; and "**Board**" means the Board of Directors of the Corporation.

3. PLAN ADMINISTRATION

3.1 The Administrator. This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator. The "**Administrator**" means the Board or one or more committees (or subcommittees, as the case may be) appointed by the Board or another committee (within its delegated authority) to administer all or certain aspects of this Plan. Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law. A committee may delegate some or all of its authority to another committee so constituted. The Board or a committee comprised solely of directors may also delegate, to the extent permitted by applicable law, to one or more officers of the Corporation, its authority under this Plan. The Board or another committee (within its delegated authority) may delegate different levels of authority to different committees or persons with administrative and grant authority under this Plan. Unless otherwise provided in the Bylaws of the Corporation or the applicable charter of any Administrator: (a) a majority of the members of the acting Administrator shall constitute a quorum, and (b) the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

3.2   Powers of the Administrator. Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or more officers, within any express limits on the authority delegated to that committee or person(s)), including, without limitation, the authority to:

(a)   determine eligibility and, from among those persons determined to be eligible, determine the particular Eligible Persons who will receive an award under this Plan;

(b)   grant awards to Eligible Persons, determine the price (if any) at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons (in the case of securities-based awards), determine the other specific terms and conditions of awards consistent with the express limits of this Plan, establish the installment(s) (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance-based exercisability or vesting requirements, determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, determine the extent (if any) to which any applicable exercise and vesting requirements have been satisfied, establish the events (if any) on which exercisability or vesting may accelerate (which may include, without limitation, retirement and other specified terminations of employment or services, or other circumstances), and establish the events (if any) of termination, expiration or reversion of such awards;

(c)   approve the forms of any award agreements (which need not be identical either as to type of award or among participants);

(d)   construe and interpret this Plan and any agreements defining the rights and obligations of the Corporation, its Subsidiaries, and participants under this Plan, make any and all determinations under this Plan and any such agreements, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

(e)   cancel, modify, or waive the Corporation's rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.6.5;

(f)   accelerate, waive or extend the vesting or exercisability, or modify or extend the term of, any or all such outstanding awards (in the case of options or stock appreciation rights, within the maximum term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a retirement or other termination of employment or services, or other circumstances) subject to any required consent under Section 8.6.5;

(g)   adjust the number of shares of Common Stock subject to any award, adjust the price of any or all outstanding awards or otherwise waive or change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6 (and subject to the no repricing provision below);

(h)   determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator's action to approve the award (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action approving the award);

(i)   determine whether, and the extent to which, adjustments are required pursuant to Section 7.1 hereof and take any other actions contemplated by Section 7 in connection with the occurrence of an event of the type described in Section 7;

(j)   acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, stock of equivalent value, or other consideration (subject to the no repricing provision below); and

(k)   determine the fair market value of the Common Stock or awards under this Plan from time to time and/or the manner in which such value will be determined.

3.3   Prohibition on Repricing. Notwithstanding anything to the contrary in Section 3.2 and except for an adjustment pursuant to Section 7.1 or a repricing approved by stockholders, in no case may the Administrator (1) amend an outstanding stock option or SAR to reduce the exercise price or base price of the award, (2) cancel, exchange, or surrender an outstanding stock option or SAR in exchange for cash or other awards for the purpose of repricing the award, or (3) cancel, exchange, or surrender an outstanding stock option or SAR in exchange for an option or SAR with an exercise or base price that is less than the exercise or base price of the original award.

3.4   Binding Determinations. Any determination or other action taken by, or inaction of, the Corporation, any Subsidiary, or the Administrator relating or pursuant to this Plan (or any award made under this Plan) and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board nor any other Administrator, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time. Neither the Board nor any other Administrator, nor any member thereof or person acting at the direction thereof, nor the Corporation or any of its Subsidiaries, shall be liable for any damages of a participant should an option intended as an ISO (as defined below) fail to meet the requirements of the Internal Revenue Code of 1986, as amended (the "**Code**"), applicable to ISOs, should any other award(s) fail to qualify for any intended tax treatment, should any award grant or other action with respect thereto not satisfy Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or otherwise for any tax or other liability imposed on a participant with respect to an award.

3.5   Reliance on Experts. In making any determination or in taking or not taking any action under this Plan, the Administrator may obtain and may rely upon the advice of experts, including employees and professional advisors to the Corporation. No director, officer or agent of the Corporation or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3.6   Delegation. The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Corporation or any of its Subsidiaries or to third parties.

4.   SHARES OF COMMON STOCK SUBJECT TO THE PLAN; SHARE LIMITS

4.1   Shares Available. Subject to the provisions of Section 7.1, the capital stock that may be delivered under this Plan shall be shares of the Corporation's authorized but unissued Common Stock and any shares of its Common Stock held as treasury shares. For purposes of this Plan, "**Common Stock**" shall mean the common stock of the Corporation and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2 Aggregate Share Limit. The maximum number of shares of Common Stock that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the "**Share Limit**") is equal to the sum of the following:

> (1) 7,033,473 shares of Common Stock, plus
>
> (2) the number of any shares subject to stock options granted under the 2016 Equity Plan and outstanding on the Original Stockholder Approval Date which expire, or for any reason are cancelled or terminated, after the Original Stockholder Approval Date without being exercised, plus
>
> (3) the number of any shares subject to restricted stock awards granted under the 2016 Plan that are outstanding and unvested on the Original Stockholder Approval Date that are forfeited, terminated, cancelled or otherwise reacquired by the Corporation without having become vested.

In addition, the Share Limit shall automatically increase on the first trading day in January of each calendar year during the term of this Plan, with the first such increase to occur in January 2026, by an amount equal to the lesser of (i) five percent (5%) of the total number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such number of shares of Common Stock as may be established by the Board.

4.3 Additional Share Limits. The following limits also apply with respect to awards granted under this Plan. These limits are in addition to, not in lieu of, the aggregate Share Limit in Section 4.2.

> (a) The maximum number of shares of Common Stock that may be delivered pursuant to options qualified as incentive stock options granted under this Plan is 7,033,473 shares.
>
> (b) Awards that are granted under this Plan during any one calendar year to any person who, on the grant date of the award, is a non-employee director are subject to the limits of this Section 4.3(b). The maximum number of shares of Common Stock subject to those awards that are granted under this Plan during any one calendar year to an individual who, on the grant date of the award, is a non-employee director is the number of shares that produce a grant date fair value for the award that, when combined with (i) the grant date fair value of any other awards granted under this Plan during that same calendar year to that individual in his or her capacity as a non-employee director and (ii) the dollar amount of all other cash compensation payable by the Corporation to such non-employee director for his or her services in such capacity during that same calendar year (regardless of whether deferred and excluding any interest or earnings on any portion of such amount that may be deferred), is $750,000; provided that this limit is $950,000 as to (1) a non-employee director who is serving as the independent Chair of the Board or as a lead independent director at the time the applicable grant is made or (2) any new non-employee director for the calendar year in which the non-employee director is first elected or appointed to the Board. For purposes of this Section 4.3(b), a "non-employee director" is an individual who, on the grant date of the award, is a member of the Board who is not then an officer or employee of the Corporation or one of its Subsidiaries. For purposes of this Section 4.3(b), "grant date fair value" means the value of the award as of the date of grant of the award and as determined using the equity award valuation principles applied in the Corporation's financial reporting. The limits of this Section 4.3(b) do not apply to, and shall be determined without taking into account, any award granted to an individual who, on the grant date of the award, is an officer or employee of the Corporation or one of its Subsidiaries. The limits of this Section 4.3(b) apply on an individual basis and not on an aggregate basis to all non-employee directors as a group.

4.4 Share-Limit Counting Rules. The Share Limit shall be subject to the following provisions of this Section 4.4:

> (a) Shares that are subject to or underlie awards granted under this Plan which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.

(b)   Except as provided below, to the extent that shares of Common Stock are delivered pursuant to the exercise of a stock appreciation right granted under this Plan, the number of underlying shares which are actually issued in payment of the award shall be counted against the Share Limit. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised in full at a time when the payment due to the participant is 15,000 shares, 15,000 shares shall be counted against the Share Limit with respect to such exercise and the 85,000 shares not issued shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.)

(c)   Shares that are exchanged by a participant or withheld by the Corporation as full or partial payment in connection with any award granted under this Plan, as well as any shares exchanged by a participant or withheld by the Corporation or one of its Subsidiaries to satisfy the tax withholding obligations related to any award granted under this Plan, shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.

(d)   To the extent that an award granted under this Plan is settled in cash or a form other than shares of Common Stock, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.

(e)   In the event that shares of Common Stock are delivered in respect of a dividend equivalent right granted under this Plan, the number of shares delivered with respect to the award shall be counted against the Share Limit. (For purposes of clarity, if 1,000 dividend equivalent rights are granted and outstanding when the Corporation pays a dividend, and 50 shares are delivered in payment of those rights with respect to that dividend, 50 shares shall be counted against the Share Limit). Except as otherwise provided by the Administrator, shares delivered in respect of dividend equivalent rights shall not count against any individual award limit under this Plan other than the aggregate Share Limit.

(f)   The Corporation may not increase the Share Limit by repurchasing shares of Common Stock on the market (by using cash received through the exercise of stock options or otherwise).

Refer to Section 8.10 for application of the share limits of this Plan, including the limits in Sections 4.2 and 4.3, with respect to assumed awards. Each of the numerical limits and references in Sections 4.2 and 4.3, and in this Section 4.4, is subject to adjustment as contemplated by Sections 7 and 8.10.

4.5   No Fractional Shares; Minimum Issue. Unless otherwise expressly provided by the Administrator, no fractional shares shall be delivered under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan. The Administrator may from time to time impose a limit (of not greater than 100 shares) on the minimum number of shares that may be purchased or exercised as to awards (or any particular award) granted under this Plan unless (as to any particular award) the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5.   AWARDS

5.1   Type and Form of Awards. The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Corporation or one of its Subsidiaries. The types of awards that may be granted under this Plan are:

5.1.1   Stock Options. A stock option is the grant of a right to purchase a specified number of shares of Common Stock during a specified period as determined by the Administrator. An option may be intended as an incentive stock option within the meaning of Section 422 of the Code (an "**ISO**") or a nonqualified stock option (an option not intended to be an

ISO). The agreement evidencing the grant of an option will indicate if the option is intended as an ISO; otherwise it will be deemed to be a nonqualified stock option. The maximum term of each option (ISO or nonqualified) shall be ten (10) years. The per share exercise price for each option shall be not less than 100% of the fair market value of a share of Common Stock on the date of grant of the option. When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.4.

5.1.2   Additional Rules Applicable to ISOs. To the extent that the aggregate fair market value (determined at the time of grant of the applicable option) of stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, taking into account both Common Stock subject to ISOs under this Plan and stock subject to ISOs under all other plans of the Corporation or one of its Subsidiaries (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified stock options. In reducing the number of options treated as ISOs to meet the $100,000 limit, the most recently granted options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which shares of Common Stock are to be treated as shares acquired pursuant to the exercise of an ISO. ISOs may only be granted to employees of the Corporation or one of its subsidiaries (for this purpose, the term "subsidiary" is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of stock of each subsidiary in the chain beginning with the Corporation and ending with the subsidiary in question). No ISO may be granted to any person who, at the time the option is granted, owns (or is deemed to own under Section 424(d) of the Code) shares of outstanding Common Stock possessing more than 10% of the total combined voting power of all classes of stock of the Corporation, unless the exercise price of such option is at least 110% of the fair market value of the stock subject to the option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted. If an otherwise-intended ISO fails to meet the applicable requirements of Section 422 of the Code, the option shall be a nonqualified stock option.

5.1.3   Stock Appreciation Rights. A stock appreciation right or "**SAR**" is a right to receive a payment, in cash and/or Common Stock, equal to the excess of the fair market value of a specified number of shares of Common Stock on the date the SAR is exercised over the "**base price**" of the award, which base price shall be set forth in the applicable award agreement and shall be not less than 100% of the fair market value of a share of Common Stock on the date of grant of the SAR. The maximum term of a SAR shall be ten (10) years.

5.1.4   Other Awards; Dividend Equivalent Rights. The other types of awards that may be granted under this Plan include: (a) stock bonuses, restricted stock, performance stock, stock units, restricted stock units, deferred shares, phantom stock or similar rights to purchase or acquire shares, whether at a fixed or variable price (or no price) or fixed or variable ratio related to the Common Stock, and any of which may (but need not) be fully vested at grant or vest upon the passage of time, the occurrence of one or more events, the satisfaction of performance criteria or other conditions, or any combination thereof; or (b) cash awards. The types of cash awards that may be granted under this Plan include the opportunity to receive a payment for the achievement of one or more goals established by the Administrator, on such terms as the Administrator may provide, as well as discretionary cash awards. Dividend equivalent rights may be granted as a separate award or in connection with another award under this Plan; provided, however, that dividend equivalent rights may not be granted as to a stock option or SAR granted under this Plan. In addition, any dividends and/or dividend equivalents as to the portion of an award that is subject to unsatisfied vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the award to which they relate in the event the applicable vesting requirements are not satisfied.

5.2 Award Agreements. Each award shall be evidenced by a written or electronic award agreement or notice in a form approved by the Administrator (an "award agreement"), and, in each case and if required by the Administrator, executed or otherwise electronically accepted by the recipient of the award in such form and manner as the Administrator may require.

5.3 Deferrals and Settlements. Payment of awards may be in the form of cash, Common Stock, other awards or combinations thereof as the Administrator shall determine, and with such restrictions (if any) as it may impose. The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.4 Consideration for Common Stock or Awards. The purchase price (if any) for any award granted under this Plan or the Common Stock to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

(a) services rendered by the recipient of such award;

(b) cash, check payable to the order of the Corporation, or electronic funds transfer;

(c) notice and third party payment in such manner as may be authorized by the Administrator;

(d) the delivery of previously owned shares of Common Stock;

(e) by a reduction in the number of shares otherwise deliverable pursuant to the award; or

(f) subject to such procedures as the Administrator may adopt, pursuant to a "cashless exercise" with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In no event shall any shares newly-issued by the Corporation be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable state law. Shares of Common Stock used to satisfy the exercise price of an option shall be valued at their fair market value. The Corporation will not be obligated to deliver any shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied. Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant's ability to pay any purchase or exercise price of any award or shares by any method other than cash payment to the Corporation.

5.5 Definition of Fair Market Value. For purposes of this Plan, "fair market value" shall mean, unless otherwise determined or provided by the Administrator in the circumstances, the closing price (in regular trading) for a share of Common Stock on the principal securities exchange on which the Common Stock is listed or admitted to trade (the "**Exchange**") for the date in question or, if no sales of Common Stock were reported on the Exchange on that date, the closing price (in regular trading) for a share of Common Stock on the Exchange on the last day preceding the date in question on which sales of Common Stock were reported on the Exchange. The Administrator may, however, provide with respect to one or more awards that the fair market value shall equal the closing price (in regular trading) for a share of Common Stock on the Exchange on the last trading day preceding the date in question or the average of the high and low trading prices of a share of Common Stock on the Exchange for the date in question or the most recent trading day. If the Common Stock is no longer listed or is no longer actively traded on an established securities exchange as of the applicable date, the fair market value of the Common Stock shall be the value as reasonably determined by the Administrator for purposes of the award in the circumstances. The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

5.6   Transfer Restrictions.

5.6.1   Limitations on Exercise and Transfer. Unless otherwise expressly provided in (or pursuant to) this Section 5.6 or required by applicable law: (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant.

5.6.2   Exceptions. The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing. Any permitted transfer shall be subject to compliance with applicable federal and state securities laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Eligible Person or by the Eligible Person's family members).

5.6.3   Further Exceptions to Limits on Transfer. The exercise and transfer restrictions in Section 5.6.1 shall not apply to:

(a)   transfers to the Corporation (for example, in connection with the expiration or termination of the award);

(b)   the designation of a beneficiary to receive benefits in the event of the participant's death or, if the participant has died, transfers to or exercise by the participant's beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution;

(c)   subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if received by the Administrator;

(d)   if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative; or

(e)   the authorization by the Administrator of "cashless exercise" procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and any limitations imposed by the Administrator.

5.7   International Awards. One or more awards may be granted to Eligible Persons who provide services to the Corporation or one of its Subsidiaries outside of the United States. Any awards granted to such persons may be granted pursuant to the terms and conditions of any applicable sub-plans, if any, appended to this Plan and approved by the Administrator from time to time. The awards so granted need not comply with other specific terms of this Plan, provided that stockholder approval of any deviation from the specific terms of this Plan is not required by applicable law or any applicable listing agency.

6.   EFFECT OF TERMINATION OF EMPLOYMENT OR SERVICE ON AWARDS

6.1   General. The Administrator shall establish the effect (if any) of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award. If the participant is not an employee of the Corporation or one of its Subsidiaries, is not a member of the Board, and provides other services to the Corporation or one of its Subsidiaries, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Corporation or one of its Subsidiaries and the date, if any, upon which such services shall be deemed to have terminated.

6.2 Events Not Deemed Terminations of Employment. Unless the express policy of the Corporation or one of its Subsidiaries, or the Administrator, otherwise provides, or except as otherwise required by applicable law, the employment relationship shall not be considered terminated in the case of: (a) medical leave, (b) military leave, or (c) any other leave of absence authorized by the Corporation or one of its Subsidiaries, or the Administrator; provided that, unless reemployment upon the expiration of such leave is guaranteed by contract or law or the Administrator otherwise provides, such leave is for a period of not more than three months. In the case of any employee of the Corporation or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Corporation or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. In no event shall an award be exercised after the expiration of any applicable maximum term of the award.

6.3 Effect of Change of Subsidiary Status. For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Corporation a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of the Corporation or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status unless the Subsidiary that is sold, spun-off or otherwise divested (or its successor or a direct or indirect parent of such Subsidiary or successor) assumes the Eligible Person's award(s) in connection with such transaction.

7. ADJUSTMENTS; ACCELERATION

7.1 Adjustments.

(a) Subject to Section 7.2, upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation, conversion or other reorganization; any spin-off, split-up, or extraordinary dividend distribution in respect of the Common Stock; or any exchange of Common Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; then the Administrator shall equitably and proportionately adjust: (1) the number and type of shares of Common Stock (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan); (2) the number, amount and type of shares of Common Stock (or other securities or property) subject to any outstanding awards; (3) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards; and/or (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding awards.

(b) Without limiting the generality of Section 3.4, any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7.1, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

7.2 Corporate Transactions - Assumption and Termination of Awards.

(a) Upon any event in which the Corporation does not survive, or does not survive as a public company in respect of its Common Stock (including, without limitation, a dissolution, merger, combination, consolidation, conversion, exchange of securities, or other reorganization, or a sale of all or substantially all of the business, stock or assets of the Corporation, in any case in connection with which the Corporation does not survive or does not survive as a public company in respect of its Common Stock), then the Administrator may make provision for a cash payment in settlement of, or for the termination, assumption, substitution or exchange of any or all outstanding awards or the cash, securities or property deliverable to the holder of any or all outstanding awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Common Stock upon or in respect of such event. Upon the occurrence of any event described in the preceding sentence in connection with which the Administrator has made provision for the award to be terminated (and the Administrator has not made a provision for the substitution, assumption, exchange or other continuation or settlement of the award): (1) unless otherwise provided in the applicable award agreement, each then-outstanding option and SAR shall become fully vested, all shares of restricted stock then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award (with any performance goals applicable to the award in each case being deemed met, unless otherwise provided in the award agreement, at the "target" performance level); and (2) each award (including any award or portion thereof that, by its terms, does not accelerate and vest in the circumstances) shall terminate upon the related event; provided that the holder of an option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days' notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

(b)   Without limiting the preceding paragraph, in connection with any event referred to in the preceding paragraph or any change in control event defined in any applicable award agreement, the Administrator may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the Administrator in the circumstances.

(c)   For purposes of this Section 7.2, an award shall be deemed to have been "assumed" if (without limiting other circumstances in which an award is assumed) the award continues after an event referred to above in this Section 7.2, and/or is assumed and continued by the surviving entity following such event (including, without limitation, an entity that, as a result of such event, owns the Corporation or all or substantially all of the Corporation's assets directly or through one or more subsidiaries (a "**Parent**")), and confers the right to purchase or receive, as applicable and subject to vesting and the other terms and conditions of the award, for each share of Common Stock subject to the award immediately prior to the event, the consideration (whether cash, shares, or other securities or property) received in the event by the stockholders of the Corporation for each share of Common Stock sold or exchanged in such event (or the consideration received by a majority of the stockholders participating in such event if the stockholders were offered a choice of consideration); provided, however, that if the consideration offered for a share of Common Stock in the event is not solely the ordinary common stock of a successor corporation or a Parent, the Administrator may provide for the consideration to be received upon exercise or payment of the award, for each share subject to the award, to be solely ordinary common stock of the successor corporation or a Parent equal in fair market value to the per share consideration received by the stockholders participating in the event.

(d)   The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award. In the case of an option, SAR or similar right as to which the per share amount payable upon or in respect of such event is less than or equal to the exercise or base price of the award, the Administrator may terminate such award in connection with an event referred to in this Section 7.2 without any payment in respect of such award.

(e)   In any of the events referred to in this Section 7.2, the Administrator may take such action contemplated by this Section 7.2 prior to such event (as opposed to on the occurrence of such event) to the extent that the Administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares. Without limiting the generality of the foregoing, the Administrator may deem an acceleration and/or termination to occur immediately prior to the applicable event and, in such circumstances, will reinstate the original terms of the award if an event giving rise to an acceleration and/or termination does not occur.

(f)   Without limiting the generality of Section 3.4, any good faith determination by the Administrator pursuant to its authority under this Section 7.2 shall be conclusive and binding on all persons.

(g)   The Administrator may override the provisions of this Section 7.2 by express provision in the award agreement and may accord any Eligible Person a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve. The portion of any ISO accelerated in connection with an event referred to in this Section 7.2 (or such other circumstances as may trigger accelerated vesting of the award) shall remain exercisable as an ISO only to the extent the applicable $100,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.

8.   OTHER PROVISIONS

8.1   Compliance with Laws. This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of shares of Common Stock, and/or the payment of money under this Plan or under awards are subject to compliance with all applicable federal, state, local and foreign laws, rules and regulations (including, but not limited to, state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation or one of its Subsidiaries, provide such assurances and representations to the Corporation or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2   No Rights to Award. No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3   No Employment/Service Contract. Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of the Corporation or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee's status as an employee at will, nor shall interfere in any way with the right of the Corporation or one of its Subsidiaries to change a person's compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4   Plan Not Funded. Awards payable under this Plan shall be payable in shares or from the general assets of the Corporation, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including shares of Common Stock, except as expressly otherwise provided) of the Corporation or one of its Subsidiaries by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or one of its Subsidiaries and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Corporation.

8.5 Tax Withholding. Upon any exercise, vesting, or payment of any award, or upon the disposition of shares of Common Stock acquired pursuant to the exercise of an ISO prior to satisfaction of the holding period requirements of Section 422 of the Code, or upon any other tax withholding event with respect to any award, arrangements satisfactory to the Corporation shall be made to provide for any taxes the Corporation or any of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment. Such arrangements may include (but are not limited to) any one of (or a combination of) the following:

(a) The Corporation or one of its Subsidiaries shall have the right to require the participant (or the participant's personal representative or beneficiary, as the case may be) to pay or provide for payment of the amount of any taxes which the Corporation or one of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment.

(b) The Corporation or one of its Subsidiaries shall have the right to deduct from any amount otherwise payable in cash (whether related to the award or otherwise) to the participant (or the participant's personal representative or beneficiary, as the case may be) the amount of any taxes which the Corporation or one of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment.

(c) In any case where a tax is required to be withheld in connection with the delivery of shares of Common Stock under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) require or grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, that the Corporation reduce the number of shares to be delivered by (or otherwise reacquire) the appropriate number of shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy any applicable withholding obligation on exercise, vesting or payment.

8.6 Effective Date, Termination and Suspension, Amendments.

8.6.1 Effective Date. The Surf Air Mobility Inc. 2023 Equity Incentive Plan (the "**Original Plan**") was adopted by the Board on July 27, 2023 the ("**Original Adoption Date**") and the Original Plan became effective upon approval of the Company's stockholders on July 27, 2023 (the "**Original Stockholder Approval Date**"). The Original Plan was amended and restated effective April 19, 2024. This Plan (for avoidance of doubt, as most recently amended and restated) is effective as of the date of its approval by the Board or, if earlier, the date of stockholder approval of this Plan (such earlier date, the "**Effective Date**"). In any event, this Plan shall be submitted for and subject to stockholder approval no later than twelve months after the Effective Date. Unless earlier terminated by the Board and subject to any extension that may be approved by stockholders, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Original Adoption Date. After the termination of this Plan either upon such stated termination date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.6.2 Board Authorization. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

8.6.3 Stockholder Approval. To the extent then required by applicable law or deemed necessary or advisable by the Board, any amendment to this Plan shall be subject to stockholder approval.

8.6.4 Amendments to Awards. Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards. Any amendment or other action that would constitute a repricing of an award is subject to the no-repricing provision of Section 3.3.

8.6.5   Limitations on Amendments to Plan and Awards. No amendment, suspension or termination of this Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Corporation under any award granted under this Plan prior to the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.6.

8.7   Privileges of Stock Ownership. Except as otherwise expressly authorized by the Administrator, a participant shall not be entitled to any privilege of stock ownership as to any shares of Common Stock not actually delivered to and held of record by the participant. Except as expressly required by Section 7.1 or otherwise expressly provided by the Administrator, no adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to such date of delivery.

8.8   Governing Law; Severability.

8.8.1   Choice of Law. This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the State of Delaware, notwithstanding any Delaware or other conflict of law provision to the contrary.

8.8.2   Severability. If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.9   Captions. Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.10   Stock-Based Awards in Substitution for Stock Options or Awards Granted by Other Corporation. Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee stock options, SARs, restricted stock or other stock-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Corporation or one of its Subsidiaries, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Corporation or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the stock or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect adjustments giving effect to the assumption or substitution consistent with any conversion applicable to the common stock (or the securities otherwise subject to the award) in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Corporation, as a result of the assumption by the Corporation of, or in substitution for, outstanding awards previously granted or assumed by an acquired company (or previously granted or assumed by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Corporation or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan.

8.11   Non-Exclusivity of Plan. Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Common Stock, under any other plan or authority.

8.12   No Corporate Action Restriction. The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect, or restrict in any way the right or power of the Corporation or any Subsidiary (or any of their respective stockholders, boards of directors or committees thereof (or any subcommittees), as the case may be) to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Corporation or any Subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Corporation or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Corporation or any Subsidiary, (d) any dissolution or liquidation of the Corporation or any Subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Corporation or any Subsidiary, (f) any other award, grant, or payment of incentives or other compensation under any other plan or authority (or any other action with respect to any benefit, incentive or compensation), or (g) any other corporate act or proceeding by the Corporation or any Subsidiary. No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Corporation or any employees, officers or agents of the Corporation or any Subsidiary, as a result of any such action. Awards need not be structured so as to be deductible for tax purposes.

8.13 Other Company Benefit and Compensation Programs. Payments and other benefits received by a participant under an award made pursuant to this Plan shall not be deemed a part of a participant's compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans, arrangements or authority of the Corporation or its Subsidiaries.

8.14 Clawback Policy. The awards granted under this Plan are subject to the terms of the Corporation's recoupment, clawback or similar policy as it may be in effect from time to time, as well as any similar provisions of applicable law, any of which could in certain circumstances require repayment or forfeiture of awards or any shares of Common Stock or other cash or property received with respect to the awards (including any value received from a disposition of the shares acquired upon payment of the awards).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-41759

Surf Air Mobility Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**36-5025592**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
12111 S. Crenshaw Blvd.	
Hawthorne, CA	**90250**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (424) 332-5480

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	SRFM	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒		Smaller reporting company	☒
Emerging growth company	☒			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant on the last business day of the Registrant's most recently completed second fiscal quarter, based on the closing price of $2.69 per share of the Registrant's common stock as reported by the New York Stock Exchange, was approximately $31.7 million. This calculation does not reflect a determination that certain persons are affiliates of the Registrant for any other purpose.

The number of shares of Registrant's common stock outstanding as of March 14, 2025 was 16,946,981.

Table of Contents

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SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. All statements other than statements of historical facts contained in this Annual Report on Form 10-K may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "estimate", "plan", "project", "forecast", "intend", "will", "expect", "anticipate", "believe", "seek", "target", "designed to" or other similar expressions that predict or indicate future events or trends, although the absence of these words does not mean that a statement is not forward-looking. The Company cautions readers of this Annual Report on Form 10-K that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the Company's control, that could cause the actual results to differ materially from the expected results. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, potential benefits and the commercial attractiveness to its customers of the Company's products and services and the dependence on third-party partnerships in the development of fully-electric and hybrid-electric powertrains, and the potential success of the Company's marketing and expansion strategies. These statements are based on various assumptions, whether or not identified in this Annual Report on Form 10-K, and on the current expectations of the Company's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements are subject to a number of risks and uncertainties, including:

- the Company's future ability to pay contractual obligations and liquidity, which will depend on operating performance, cash flow and ability to secure adequate financing;

- the Company's ability to meet the requirements of its term loan credit facility or other debt obligations;

- the Company's limited operating history and that the Company has not yet commercialized software platforms for third-party sales or manufactured any fully-electric or hybrid-electric aircraft;

- the powertrain technology the Company plans to develop does not yet exist and remains subject to approval by regulators;

- the Company's ability to maintain and strengthen the Company's brand and its reputation as a regional airline;

- any accidents or incidents involving aircraft including those involving fully-electric or hybrid-electric aircraft;

- the Company's ability to accurately forecast demand for products and manage product inventory in an effective and efficient manner;

- the dependence on third-party partners and suppliers for the components and collaboration in the Company's development of software technology platforms, fully-electric and hybrid-electric powertrains, and other products and services, and any interruptions, disagreements or delays with those partners and suppliers;

- the Company's ability to execute business objectives and growth strategies successfully or sustain the Company's growth;

- risks from the integration of business acquisitions that could adversely affect the Company's business, divert the attention of management, and dilute shareholder value;

- increased costs as a result of operating as a public company, and the requirement that management devote substantial time to comply with the Company's public company responsibilities and corporate governance practices;

- the ability of the Company's customers and potential customers to pay for the Company's services;

- the Company's ability to obtain additional financing or access the capital markets to fund its ongoing operations on acceptable terms and conditions;

- the outcome of any legal proceedings that might be instituted against the Company; and

- risks associated with the Company's ability to comply with applicable laws, government regulations and rules and standards of the New York Stock Exchange as well as with changes in applicable laws or regulations, and the impact of the regulatory environment.

All forward-looking statements included herein attributable to the Company or any person acting on any party's behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, the Company undertakes no obligations to update these forward-looking statements to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect the occurrence of unanticipated events.

<center>**SUMMARY RISK FACTORS**</center>

Investing in our common stock involves numerous risks, including the risks described in "Part I, Item 1A. Risk Factors" of this Annual Report. You should carefully consider these risks before making an investment. Below are some of these risks, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects.

- There is substantial doubt about our ability to continue as a going concern. We will need additional financing to execute our business plan, to fund our operations and to continue as a going concern.

- We have incurred significant losses since our inception and we expect to incur significant expenses and continuing losses for the foreseeable future. We may not be able to achieve or maintain profitability or positive cash flows.

- We will need to obtain sufficient financing or other capital to operate successfully. We may not be able to accurately predict our future capital needs, and we may not be able to obtain additional financing or access the capital markets to fund our ongoing operations and execute on our growth strategy on acceptable terms and conditions.

- It is not possible to predict the actual number of shares we will need to sell under the Share Subscription Facility to GEM in order to draw down under such facility. Further, we may not have access to the full amount available under the Share Subscription Facility, or may not be able to draw down under the Share Subscription Facility in a timely manner (or at all) in order to meet our existing obligations.

- We have previously defaulted on our debt and other obligations and there can be no assurance that we will be able to fulfill our obligations under any current or future indebtedness we may incur.

- Our ability to utilize our NOLs and other carryforwards may be limited.

- We may never realize the full value of our intangible assets or our long-lived assets causing us to record impairments that may negatively affect our financial condition and operating results.

- Our contractual obligations could impair our liquidity and materially adversely affect our business, results of operations and financial condition.

- Our management has identified material weaknesses in our internal controls over financial reporting.

- If we experience harm to our reputation and brands, our business, financial condition and results of operations could be adversely affected.

- We may not realize the expected return on our investment in SurfOS due to development delays, technical challenges, or lack of market acceptance, which could undermine our performance and competitive position.

- The success of our business will be highly dependent on our ability to effectively market and sell our air mobility solutions as a substitute for alternative methods of transportation.

- Our prospects and operations may be adversely affected by changes in consumer preferences, discretionary spending and other economic conditions that affect demand for our services.

- We expect to face intense competition in the regional air mobility industry.

- We will be dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting and/or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

- We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

- The planned fully-electric and hybrid-electric powertrain solutions may not result in the operating cost savings we anticipate, which could negatively impact the future economics of our network operations as well as our ability to successfully sell and market our planned future Aircraft-as-a-Service initiative.

- Our future fully-electric and hybrid-electric aircraft may require maintenance at frequencies or at costs which are unexpected and could adversely affect our business and operations.

- The supply of pilots to the airline industry is limited and may negatively affect our operations and financial condition. Increases in our labor costs, which constitute a substantial portion of our total operating costs, may have a material adverse effect on our business, financial condition and results of operations.

- We are subject to legal, regulatory and physical risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure.

- We are exposed to operational disruptions due to maintenance.

- Crashes, accidents or incidents of aircraft involving us or our competitors could have a material adverse effect on our business, financial condition and results of operations.

- We, as well as our development and supply chain partners, have limited experience to date in the development and manufacturing of fully-electric and hybrid-electric powertrains and integrating those newly developed powertrains into existing certified airframes, and we may never develop or manufacture any fully-electric and hybrid-electric powertrains.

- We are substantially dependent upon our relationships with our strategic partners, and we are or may be subject to risks associated with such strategic alliances. Our reliance on these arrangements, and the loss of any such alliances or arrangements or failure to identify future opportunities could affect our growth plans.

- Our competitors may commercialize their technology before us, either in general or in specific markets, or we may otherwise not be able to fully capture the first mover advantage that we anticipate.

- If we are unable to obtain and maintain access to adequate facilities and infrastructure in desirable locations, including securing access to key infrastructure such as airports, we may be unable to offer our service in a way that is useful to passengers.

- Our operations are currently concentrated in a small number of metropolitan areas and airports which makes our business particularly susceptible to natural disasters, outbreaks and pandemics, growth constraints, economic, social, weather and regulatory conditions or other circumstances affecting these metropolitan areas.

- The profitability of our current operations is dependent on the availability and pricing of aircraft fuel. Periods of significant disruption in the supply of aircraft fuel or elevated pricing could have a significant negative impact on our results of operations and liquidity.

- If our third-party aircraft operators are unable to support our operations or the growth of our business, or we are unable to add alternative third-party aircraft operators to meet demand, our costs may increase and our business, financial condition and results of operations could be adversely affected.

- We rely heavily on technology and automated systems to operate our business, and any failure of these technologies or systems could harm our business, results of operations and financial condition. A cyber-attack of these systems could disrupt our ability to deliver services to our customers and could lead to increased overhead costs, decreased sales and harm to our reputation.

- If we fail to adequately protect our intellectual property rights, our competitive position could be impaired and we may lose market share, generate reduced revenue and incur costly litigation to protect our rights.

- Our business will be subject to a variety of extensive and evolving laws and regulations, which may result in increases in our costs, disruptions to our operations, limits on our operating flexibility, reductions in the demand for air travel and competitive disadvantages.

- Continued access to Essential Air Service revenue is of critical importance to us.

- The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members.

- We may fail to qualify for continued listing on the New York Stock Exchange ("NYSE"), which could make it more difficult for our stockholders to sell their shares.

- Our management has limited prior experience in operating a public company.

- Our shareholders may experience dilution from several different sources.

ITEM 1: BUSINESS

Overview

Surf Air Mobility Inc. ("Surf Air Mobility", the "Company", "us", "we" or "our") is a regional air mobility platform that aims to transform regional flying. The Company is currently comprised of its Air Mobility business, and has a goal of further developing and enhancing its service and technology offerings through its Air Technology business.

The Air Mobility business is an established regional air mobility platform providing scheduled service and an on-demand charter marketplace to passengers in the U.S. and globally. Current initiatives surrounding the Air Technology business seek to develop proprietary aviation software, aircraft electrification powertrain technology and services to enable electrification across the regional air mobility sector.

The Company was incorporated in 2021 and became the ultimate parent of both Surf Air Global Limited ("Surf Air") and Southern Airways Corporation ("Southern") in July of 2023 following the Company's public listing on the NYSE. For 2024, the Company served over 370,000 passengers with approximately 72,000 scheduled departures. We expect the combination of our legacy networks will continue to provide the basis for our expanded, nationwide regional Air Mobility business.

Our predecessor company, Surf Air, was formed in 2016 and prior to its reorganization into Surf Air Mobility, aimed to expand the category of regional air travel, connecting underutilized regional airports and private terminals to create a "shared private" customer experience and a high frequency "commercial-like" air service, using small turboprop aircraft. Surf Air provided both scheduled routes and on-demand charter flights operated by third parties that operate under Part 135 of Title 14 of the U.S. Code of Federal Regulations ("Part 135"). Surf Air drove the early stages of development of our current efforts to develop electrified powertrain technology, including the establishment of relationships with key commercial partners who, as a group, we believe can deliver novel hardware and software solutions that can make electrified flight possible for operators across the Part 135 industry, starting with our owned and operated fleet.

Our acquisition of Southern Airways in July 2023 has resulted in a combined regional airline network servicing U.S. cities across the Mid-Atlantic, Gulf South, Midwest, Rocky Mountains, West Coast, New England and Hawaii. Founded in 2013, Southern is one of the largest commuter airlines in the United States and the largest passenger operator of Cessna Grand Caravan EXs ("Cessna Caravans") in the United States by scheduled departures. Southern has multi-year contracts with the U.S. federal government to operate Essential Air Service ("EAS") routes, which helps small communities in the United States maintain a minimum level of scheduled air services.

At the heart of our strategy is our aim of commercializing green regional aviation at scale. We firmly believe that regional air mobility can displace driving from its predominant position in 100-500 mile travel. There are approximately 5,000 public use airports in the U.S. creating the possibility of a dense point-to-point air network using regional aircraft. We believe that electrified aircraft, which could boast lower operating costs and emissions could be the key to unlock this electrified air-mobility market.

Surf Air Mobility (through its subsidiary airlines Southern Airways and Mokulele Airlines) is one of the largest commuter airlines in the United States by scheduled departures, serving numerous communities across the U.S. mainland and Hawaii. In addition, we have commercial relationships with over 400 air operators that provide on-demand charter services to our customers. In the future, these charter operators will be ideal customers for our AI-enhanced software operating system, SurfOS, and for hybrid and electric aircraft, all of which we expect to launch, commercialize and/or scale through our relationships with Textron Aviation, Electra, REGENT and others.

Our Strategy

We have several strategic differentiators which form our competitive advantage in the regional air mobility market.

- Scale: we are one of the largest commuter airlines in the U.S. by scheduled departures.

- Experience: we have over a decade of experience operating in the highly regulated aviation industry and we have flown millions of passengers millions of miles.

- Depth: we have deep – and unique – ties across the industry with exclusive relationships with Textron Aviation – manufacturer of the Cessna Caravan aircraft that we operate, and with Palantir Technologies a global leader in AI, enterprise data analytics, and business intelligence that we have partnered with to power the SurfOS operating system.

- Reach: we have expansive reach and relationships with over 400 regional air operators who have operated charter flights via our marketplace and are expected to form the initial customer base of our SurfOS software. In addition, we have interline agreements with United, American, Alaska and Hawaiian Airlines that extend our reach to their combined 430 million annual passengers.

- Technology: we are developing AI-enhanced software, in partnership with Palantir, to drive our growth and profitability and, in the future, we plan to offer this technology to other charter brokers, air operators, and aircraft owners.

- Execution: we have brought together leaders and experts in aviation, software and electrification to help us synergistically execute our vision, drive profitable growth over time, and create shareholder value.

Given our leadership position in the regional air mobility sector, we believe we are uniquely qualified to understand the needs of industry participants and to develop software and hardware solutions to enhance efficiency, productivity, and profitability. Today, through our exclusive partnership with Palantir, we are developing an AI-enhanced software operating system, SurfOS. SurfOS is currently in the implementation phase across our Company, and we are already seeing improved productivity and efficiency through these tools. SurfOS aims to apply leverage to our commercial initiatives by streamlining our sales, sourcing, and distribution. Additionally, the software impacts critical functions of the airline operation such as crew scheduling, maintenance, and resource planning. We believe revenue management features such as dynamic pricing and flight distribution are key to maximizing revenue. Moreover, SurfOS is designed to empower a "connected aircraft," which is expected to allow for near real-time insight into airplane health, maintenance needs, pilot performance, and flight tracking. We currently anticipate that we will begin rolling out SurfOS to launch customers in 2025, before widening distribution to other third-party operators, charter brokers, and owners over time.

The regional air mobility industry is expected to grow into a $75 billion to $115 billion global market by 2035. This market is expected to undergo massive transformation due to the emergence of new technologies such as electrification that seek to greatly reduce the cost of air travel, particularly for smaller regional planes that serve point-to-point routes from more convenient regional airports. In addition, electric and hybrid aircraft are expected to substantially reduce the carbon emissions of flying.

We believe Surf Air Mobility is uniquely positioned to lead the transformation of the regional air mobility industry. We intend to deploy electrified aircraft, when available, across our scheduled service routes. The Company is also pursuing Supplemental Type Certificates ("STCs") for proprietary powertrain technology for the Cessna Grand Caravan aircraft. The Company has an exclusive sales and marketing relationship with the aircraft manufacturer, Textron Aviation, for distribution of electrified and hybrid powered aircraft, and we have MOU agreements with 7 operators globally with approximately 100 aircraft under management to potentially upgrade to our proprietary powertrains, once certified.

In addition, Surf Air Mobility's platform will also help other electrification technologies go to market with access to the Company's network and distribution potential. The Company is exploring relationships with other industry participants to bring innovative solutions to the regional air mobility market and accelerate the adoption of electrified aircraft potentially through the formation of joint ventures which may be separately capitalized.

Sources of Air Mobility Revenue

We generate revenue from two categories of air mobility services:

Scheduled Air Service - We generate revenue from operating scheduled commercial air service flights which are sold to the public primarily on a per seat basis, as well as through membership subscriptions.

Of our combined fleet of 57 aircraft, 46 are Cessna Caravans as of December 31, 2024. For the year ended December 31, 2024, our total fleet averaged approximately 190 daily departures. We believe we are one of the largest commuter air carriers by both size of Cessna Caravan fleet and number of scheduled departures of Cessna Caravans in the United States and we believe that in the future our scale could result in an increase in the number of average daily departures, fares and load factor compared to today. With our EP1 fully-electric powertrain expected to enter service shortly after we receive certification, which we anticipate to occur early in 2027, we believe we can be the first to operate an electrified fleet of aircraft in commuter operations.

We generate revenue from EAS revenue awards from the Department of Transportation ("*DOT*").

The EAS program was put into place in the United States following the Airline Deregulation Act of 1978 to ensure that small communities continued to receive a minimal level of air service. EAS revenue awards are guaranteed revenue contracts issued by the DOT with revenue earned for completed flights. The EAS program subsidizes scheduled flights to connect underserved communities with larger airline hubs. These contracts help add predictable stability to Southern's operations from both a route and revenue planning perspective. As of October, 1 2024, the EAS market size for annual contract subsidy rates was approximately $550 million.

We are a leader in securing and renewing EAS contracts, which we believe will be a critical differentiator as we work to expand our point-to-point short haul regional air mobility network. We work with key stakeholders in the communities in which we intend to serve as well as the DOT, and we have been able to tailor air travel solutions that are responsive to the key needs of these smaller, underserved communities. We have consistently been able to differentiate ourselves to win contracts by leveraging our large scale and depth of operational expertise to offer a low cost, highly reliable service proposal.

On-Demand - We generate revenue from on-demand flights created for customers on an ad-hoc, by request basis. A small number of the on-demand flights are operated on our fleet; the majority are delivered on third-party turboprops or small jets. For the year ended December 31, 2024, we generated revenue of $28.7 million from on-demand operations.

Today, we offer on-demand flight booking capabilities on our consumer platform enabled by our Surf Air mobile app, which is a capital light source of revenue.

We believe there is significant value to be created by leveraging our ability to serve both customers and operators within the regional flying ecosystem. We believe this will accelerate the demand for green regional flying. By enabling new demand through our digital marketplace operations and catalyzing new supply through new technology and financing solutions, we believe we can create an ongoing cycle of growth.

We plan to invest in creating a scheduled network connecting many of the underutilized regional airports in the United States. We have developed a regional air mobility network growth plan based on mobile device and various demographic data layers, which resulted in a network growth plan across approximately 30 U.S. regional networks with approximately 200 "tier 1" routes. We intend to pursue this plan using our own air operations and by leveraging third-party air operators.

We have extensive experience using third-party operators in our scheduled and on-demand operations. As a result, we believe we will have in-depth knowledge of the success factors and key challenges facing independent operators and can facilitate operator relationships by deploying our Aircraft-as-a-Service strategy. Aircraft-as-a-Service is the product we intend to offer operators. Aircraft-as-a-Service encapsulates bundling certain aircraft ownership related costs, potentially including leasing, insurance, powertrain maintenance and operating software purchase or rental for both conventional internal combustion and/or electrified aircraft to operators with the goal of creating a recurring revenue stream.

Customer Experience


BOOK SCHEDULED AND ON-DEMAND REGIONAL FLIGHTS


SKIP THE TRAFFIC, CROWDS AND TSA LINES


FLY DIRECT TO FROM YOUR LOCAL AIRPORT


ARRIVE CLOSER TO YOUR DESTINATION

We believe that the customer experience that we have developed is a meaningful differentiating advantage. We have strived to create an exceptional flying experience solving the greatest pain points of regional commercial flying. Through our large scale, we have a substantial customer service operation to support our travelers. We intend to give our customers a stress-free and time-saving airport and travel experience.

Seamless Booking. Our customer journey begins digitally through both our booking app and website, creating a personalized air travel experience. Using the mobile app and website, customers have access to a real-time digital marketplace, which we believe enhances and simplifies the user experience. Customers can conveniently purchase tickets on existing scheduled flights or create private charters. Customers have access to an array of available aircraft to meet various travel needs.

Local Airports & Private Terminals. We operate scheduled and on-demand flights in and out of small airports and private terminals. This provides our customers with the convenience of an accessible airport closer to their origin and/or destination and the convenience of a private terminal experience. We believe that local airports can transform into centers for pilot training, community job growth, and growth for local businesses.

Reduced Travel Times. Operating in and out of regional airports and private terminals reduces travel time for our customers. On a typical commercial flight, major airlines recommend customers arrive two hours before their departure time. In contrast, our customers typically only need to arrive 30 minutes before their flight, which results in our passengers saving approximately 1.4 to 1.6 hours per departure.

Hassle Free Experience. Our customer services and station teams offer all customers a direct touchpoint to help manage any travel related needs leading up to and on the day of the flight. Southern currently has interline agreements with major commercial airlines, including United Airlines, Inc., American Airlines, Inc., Alaska Airlines, Inc. and Hawaiian Airlines, Inc, which help coordinate baggage claim for customers who fly different airlines on various legs of their trip, assisting in a hassle free experience.

Pilot Shortage Solution. Recent and longer-term trends in the airline industry have led to a large disruption in the supply of available aircraft pilots. A reliable, predictable and adequate availability of pilots is an integral part of any airline's ability to maintain consistent scheduling of their operations. We believe that our business model, flying under Part 135 regulation and using primarily single-engine aircraft, will enable us to be a solution to the pilot shortage by providing pilots to certify as first officers and captains earlier, and creating a talent pool that does not compete with other airlines that operate multi-engine aircraft. Furthermore, with our pilot partnership with SkyWest, we are able to ensure that hiring and retention costs are offset in part by promoting pilot career flow into the regional airline industry.

As we plan to transition to fully-electric flight, we believe we are well-positioned to manage programs designed for training pilots for any new requirements related to the operation of electrified aircraft. Through our combined leverage as suppliers of new electrified aircraft and facilitators of a pilot training pipeline, we believe we can create a program that helps to ensure an adequate supply of pilots for the introduction of electrified flight.

We believe that our current and future experience and knowledge, generated by operating our own large scheduled fleet and charter operation, combined with our partnerships and interactions with operators, brokers, lessors and OEMs puts us in a strong position to identify, create and commercialize the best electrification products and services for our evolving industry.

Government Regulation

The Company is subject to government regulation at local, state, national and international levels. The scope of these regulations is exceedingly broad, covering a wide range of subjects that includes, but is not limited to, those summarized below. Given the dynamic and rapidly evolving nature of the regulatory environment, the conduct of our business will always include a measure of risk and we may not be able to predict or control how new regulations might be written, or predict how existing regulations may be interpreted, or enforced.

Various aspects of our business, including scheduled and on-demand air service and electrification, are all impacted by interrelated but distinct regulatory frameworks.

Principal Domestic Regulatory Authorities

DOT

The U.S. Department of Transportation (the "DOT") is the principal regulator of economic and consumer protection matters in the U.S. commercial aviation industry. The DOT licenses and oversees the operations of all carriers. This includes economic authority to conduct business as a type of air carrier, as well as consumer protection and insurance requirements that are applied to the conduct of such business. The DOT also oversees the marketing, sale and performance of public charter flights (charter flights which are sold by the seat) that may be arranged by an indirect air carrier (i.e., an entity that does not operate aircraft but contracts as a principal with a direct air carrier to do so on its behalf), for the purpose of offering its chartered flights to the public that will be performed by an identified direct air carrier at a predetermined date and time (in contrast to the on-demand, or as-needed/where-needed, character of certain of our services). The DOT oversees and regulates how airlines advertise and hold out services. The DOT also oversees the sale, holding out and arrangement of single-entity charter air transportation (charter of the entire capacity of an aircraft, in contrast to public charter flights which are sold by the seat). The DOT has authority to enforce laws and regulations against engaging in "unfair" or "deceptive" practices in the sale or provision of air transportation. The DOT promulgates and enforces various other consumer protection laws and regulations to which we are subject, including requirements related to non-discriminatory access to air transportation for disabled passengers, data reporting, recordkeeping, advertising and ticket sales, among others. The DOT is also responsible for monitoring and assuring that U.S. air carriers remain fit, willing and able at all times to provide the services for which they are licensed, and that such carriers qualify continuously as citizens of the United States within the meaning of U.S. aeronautical laws and regulations.

The Company is subject to U.S. laws regarding privacy of passenger and employee data, including as enforced by the DOT, that are not consistent in all jurisdictions where we operate and which are continually evolving, requiring ongoing monitoring and updates to our privacy and information security programs. Although we dedicate resources to manage compliance with privacy and information security obligations, the challenging and uncertain regulatory environment may pose material risks to our business, including increased operational burdens and costs, regulatory enforcement and legal claims or proceedings.

FAA

The Federal Aviation Administration ("FAA") is an operating administration of the DOT and the principal regulator of safety matters in the U.S. aviation industry. The FAA's regulations touch on many aspects of civil aviation, such as the design and manufacture of aircraft, engines, propellers, avionics and other components, including applicability of engine noise and other environmental standards; the inspection, maintenance, repair and registration of aircraft; the training, licensing or authorizing and performance of duties by pilots, flight attendants and maintenance technicians; the testing of safety-sensitive personnel for prohibited drug use or alcohol consumption; the design, construction and maintenance of runways and other airport facilities; the operation of air traffic control systems, including the management of complex air traffic at busy airport facilities; the safety certification and oversight of air carriers including their operations and maintenance; the establishment and use of safety management systems by air carriers; the promotion of voluntary systems to encourage the disclosure of data that may aid in enhancing safety; and the oversight and operational control of air carriers by their accountable managers, directors of operations, directors of maintenance and other key personnel.

TSA

The Transportation Security Administration (the "TSA") is an administration within the U.S. Department of Homeland Security which issues security programs to air carriers and ensures that air carriers operate in a manner consistent with any security program and other requirements issued to the carrier.

Facilities

Our headquarters is located in a leased 5,500 square foot facility in Hawthorne, California. The lease of this facility expires in August 2026.

Southern's headquarters is located in a leased workspace in Palm Beach, Florida. The lease of this facility expires in April 2025.

In February 2025, the Company relocated its air operations center to Addison, Texas. The lease of this facility expires in January 2028.

Human Capital/Team

As of December 31, 2024, we had 703 employees, of which 556 were full-time and 147 were part-time.

We have not experienced any work stoppages and consider our relationship with our employees to be good. Our employees are divided across various core business functions, including operations, sales and marketing, research and development, customer service and finance and administration.

None of our employees are subject to a collective bargaining agreement or represented by a labor union.

Commitment to Environmental, Social and Governance ("ESG") Leadership

We are seeking to build a regional air mobility ecosystem that will sustainably connect communities. We intend to accelerate the adoption of green flying, bringing electrified aircraft to market at scale in order to substantially reduce the cost and environmental impact of regional flying. In so doing, we believe we can make a meaningful contribution to tackling the dual challenges of congestion and climate change. We are working to build a dedicated, and inclusive workforce to achieve this goal while striving to adhere to best practices in risk assessment, mitigation and corporate governance.

Our ESG efforts consist of focusing on the following:

- *Environmental.* Being a good steward of the natural environment through the production and development of innovative designs that reduce resource use and energy consumption.

- *Social.* Promoting inclusion, while underpinning all of our activities with a core focus on health and safety.

- *Governance.* Upholding our commitment to ethical business conduct, integrity and corporate responsibility, and integrating strong governance and enterprise risk management oversight across all aspects of our business.

Inclusion

We work diligently to create an inclusive work environment. We strive to provide equal opportunities for growth, success, promotion, learning and development, and aim to achieve parity in the way we organize, assign and manage projects in a way that provides equal opportunities for all. We are focused on building support across all teams and individuals, with the aim that everyone has a voice, and treats each other with respect.

Intellectual Property

Our ability to protect our material intellectual property is important to our business. We seek to protect our intellectual property (including our technology and confidential information) through a combination of trademarks and trade secret protections, as well as contractual commitments and security procedures. We generally require employees and consultants to enter into confidentiality and assignment of inventions agreements and certain third parties to enter into nondisclosure agreements.

We regularly review our technology development efforts and branding strategy to identify and assess the protection of new intellectual property. We own certain trademarks important to our business, such as the "Surf Air" and "Mokulele Airlines" trademarks in the United States.

We currently own the "surfair.com" Internet domain-name registration and the "iflysouthern.com" and "mokuleleairlines.com" domain-name registrations. The regulation of domain names in the United States is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain all domain names that use the name "Surf Air" or "Southern" or are otherwise relevant to or descriptive of our business.

We have chosen to rely primarily on copyright and trade secret law in order to protect our software and have chosen not to register any copyrights in these works. However, in the United States, copyrights must be registered in order to bring a claim for infringement and to obtain certain types of remedies. Even if we decide to register a copyright in our software to bring an infringement action, the remedies and damages available to us for unauthorized use of our software may be limited.

Intellectual property laws, contractual commitments and security procedures provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, trade secrets, know-how and other materials may be independently developed by our competitors or revealed to the public or our competitors and no longer provide protection. In addition, intellectual property laws vary from country to country. We may therefore be unable to protect certain of our technology, brands or other intellectual property in the U.S. or other jurisdictions.

We regularly review our development efforts to assess the existence and patentability of new inventions, and we are prepared to file patent applications when we determine it would benefit our business to do so.

Privacy and Data Protection

There are many requirements regarding the collection, use, transfer, security, storage, destruction and other processing of personally identifiable information and other data relating to individuals. Because our technology platform is an integral aspect of our business, compliance with laws governing the use, collection and processing of personal data is necessary for us to achieve our objective of continuously enhancing the user experience of our mobile application and marketing site.

We receive collect, store, process, transmit, share and use personal information and other customer data, including passenger data, and we rely in part on third parties that are not directly under our control to manage certain of these operations and to receive, collect, store, process, transmit, share and use such personal information, including payment information. A variety of federal, state, local, municipal and foreign laws and regulations, as well as industry standards (such as the payment card industry standards) govern the collection, storage, processing, sharing, use, retention and security of this information.

Corporate Information

We were originally founded in 2011 and incorporated in 2021 in Delaware. Our principal executive offices are located at 12111 S. Crenshaw Blvd., Hawthorne, CA 90250, and our telephone number is (424) 332-5480. Our website address is www.surfair.com. Our common stock is listed on the New York Stock Exchange under the symbol "SRFM".

Available Information

Our Annual Report on Form 10-K, along with all other reports and amendments filed with or furnished to the SEC, are publicly available free of charge on the Investor Relations section of our website at investor.surfair.com or at www.sec.gov as soon as reasonably practicable after these materials are filed with or furnished to the SEC. We also use our website as a tool to disclose important information about the Company and comply with our disclosure obligations under Regulation Fair Disclosure. Our corporate governance guidelines, code of business conduct and ethics and Board committee charters are also posted on the Investor Relations section of our website. The information on our website (or any webpages referenced in this Annual Report on Form 10-K) is not part of this or any other report we file with, or furnish to, the SEC.

ITEM 1A: RISK FACTORS

You should carefully consider the risks described below in addition to the other information set forth in this Annual Report on Form 10-K, including the Management's Discussion and Analysis of Financial Condition and Results of Operations section and the consolidated financial statements and related notes. If any of the risks and uncertainties described below actually occur or continue to occur, our business, financial condition and results of operations, and the trading price of our common stock could be materially and adversely affected. The risks and uncertainties described below are those that we have identified as material but are not the only risks and uncertainties we face. Our business is also subject to general risks and uncertainties that affect many other companies, including, but not limited to, overall economic and industry conditions and additional risks not currently known to us or that we presently deem immaterial may arise or become material and may negatively impact our business, reputation, financial condition, results of operations or the trading price of our common stock. Moreover, some of the factors, events, and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past, and instead reflect our beliefs and opinions as to the factors, events, or contingencies that could materially and adversely affect us in the future.

Risks Related to Our Financial Position and Capital Requirements

There is substantial doubt about our ability to continue as a going concern. We will need additional financing to execute our business plan, to fund our operations and to continue as a going concern.

We have incurred losses from operations, negative cash flows from operating activities and have a working capital deficit. We are currently in default of certain excise and property taxes, as well as certain debt, tax and other contractual obligations as further described in "*Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources*" and "*- Risks Related to Our Financial Position and Capital Requirements - We have previously defaulted on our debt and other obligations and there can be no assurance that we will be able to fulfill our obligations under any current or future indebtedness we may incur*". There can be no assurances that we can cure any defaults that remain outstanding, or if cured, that we will not default on future obligations.

Our success is largely dependent on the ability to raise debt and equity capital, increase our membership base, increase passenger loads, and continue to expand into regions profitably throughout the United States.

We have funded our operations and capital needs primarily through the net proceeds received from the issuance of various debt instruments, convertible securities and preferred and common share financing arrangements. A significant amount of funding to date has been provided by entities affiliated with a co-founder of the Company. We will need additional financing to implement our full business plan, including our plans to electrify our fleet, which is a core part of our growth strategy, and to service our ongoing operations. We are evaluating, and will continue to evaluate, strategies to obtain additional funding for future operations. These strategies may include, but are not limited to, obtaining additional equity financing, issuing additional debt, entering into other financing arrangements, or restructuring of operations to grow revenues and decrease expenses.

If we are unable to raise sufficient financing when needed or events or circumstances occur such that we do not meet our strategic plans, we will be required to seek other sources of liquidity or to take additional measures to conserve liquidity, which could include, but are not necessarily limited to, restructuring our operations and possibly divesting all or a portion of our business, reducing spending on payroll, marketing, station rent and aircraft purchases necessary for our planned network, altering or scaling back development plans, including plans to equip regional airline operations with fully-electric and hybrid electric aircraft and reducing funding or deferring of capital expenditures, any of which could have a material adverse effect on our financial position, results of operations, cash flows and ability to achieve our business objectives. These factors raise substantial doubt about our ability to continue as a going concern.

Our prospects and ongoing business activities are subject to the risks and uncertainties frequently encountered by companies in new and rapidly evolving markets. Risks and uncertainties that could materially and adversely affect our business, results of operations or financial condition include, but are not limited to the ability to: (i) raise additional capital (or financing) to fund operating losses, (ii) refinance our current outstanding debt, (iii) maintain efficient aircraft utilization, primarily through the proper utilization of pilots and managing market shortages of maintenance personnel and critical aircraft components, (iv) sustain ongoing operations, attract and maintain customers, (vi) integrate, manage and grow recent acquisitions and new business initiatives, (vii) obtain and maintain relevant regulatory approvals, and (viii) measure and manage risks inherent to our business model.

Moreover, some of our vendors and suppliers likewise rely on capital raising activities to fund their operations and capital expenditures, which may be more difficult or expensive in the event of downturns in the economy or disruptions in the financial and credit markets (including as a result of the aforementioned factors that have impacted our operations). If such vendors or suppliers are unable to raise adequate capital to fund their business plans, they may not be able to comply with their obligations to us, which could have a material adverse effect on our business, financial condition and results of operations.

We have incurred significant losses since our inception and expect to incur significant expenses and continuing losses for the foreseeable future. We may not be able to achieve or maintain profitability or positive cash flows.

We have incurred significant losses since the Company's inception. We incurred net losses of $74.9 million and $250.7 million for the years ended December 31, 2024 and 2023, respectively. We expect our operating expenses to increase over the next several years as we endeavor to increase our flight cadence, hire more employees and fund third-party research and development efforts relating to the development of our electrification technology, as well as due to macroeconomic factors such as rising inflation rates. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we continue to have negative cash flow or losses resulting from our investment in increasing our member base and passenger loads or expanding our operations into regions throughout the United States, our business, financial condition and results of operations could be materially adversely affected. Going forward, our future losses may be larger than anticipated, and we may not achieve profitability when expected, or at all. Even if we achieve profitability, we may not be able to maintain or increase profitability.

The continued growth of our business will require significant investments in the development of our SurfOS software platform, fully-electric and hybrid-electric powertrains, our aircraft fleet, ground-based infrastructure, information technology and marketing and sales efforts. Our current cash flow has not been sufficient to support these needs to date. We have historically had negative cash flows and a working capital deficit, and have funded our operations and capital needs to date through the proceeds received from the issuance of various debt and equity instruments. Going forward, our ability to effectively manage growth and expansion of our operations will also require us to enhance various systems, including in relation to research and development, operations and internal controls and reporting. These enhancements will require significant capital expenditures and allocation of valuable management and employee resources. If our business does not generate the level of available cash flow required to support these operations and investments, and we are not able to determine an alternative solution to obtain the funding needed for our future operations, there may be a material adverse effect on our business, financial condition and results of operations.

It is not possible to predict the actual number of shares we will need to sell under the Share Subscription Facility to GEM in order to draw down under such facility. Further, we may not have access to the full amount available under the Share Subscription Facility, or may not be able to draw down under the Share Subscription Facility in a timely manner (or at all) in order to meet its existing obligations.

Pursuant to the Share Purchase Agreement with GEM Global Yield LLC SCS, as amended, (the "Share Subscription Facility"), upon the terms of and subject to the satisfaction of certain conditions, we have the right from time to time at our option to direct GEM to purchase up to a specified maximum amount of shares of our common stock, up to a maximum aggregate purchase price equal to $400 million over the term of the Share Subscription Facility. We may request advances from GEM ("GEM Advances") at any time in an aggregate amount of up to $100 million, consisting of incremental advances of up to $25 million each provided that the first GEM Advance may not exceed $7.5 million without the consent of GEM. Any GEM Advance will reduce amounts that we can request for future draw downs. We have drawn upon the GEM Advances in 2024 and may continue to draw upon the GEM Advances in 2025 to augment our capital resources to address our capital needs.

The failure to satisfy the specified conditions under the Share Subscription Facility may result in our inability to request any or all of the GEM Advances or other draw downs pursuant to the Share Subscription Facility. In addition, upon requesting any GEM Advance under the Share Subscription Facility, we have agreed to deposit into escrow an amount of shares of common stock equal to two times the number of shares of common stock set out in the applicable advance request for a GEM Advance. There can be no assurances that we will be able to accurately estimate the number of shares of our common stock to be deposited since we will need to determine this number prior to the trading period of our common stock that will determine the actual purchase price for a GEM Advance. GEM will not be obligated to (but may, at its option, choose to) purchase shares of our common stock to the extent such purchase would result in beneficial ownership (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) by GEM, together with its affiliates, of more than 9.99% of our issued and outstanding common stock. Such beneficial ownership limitation will not apply to the GEM Advances. In addition, the amount requested for each draw down (other than a GEM Advance) available under the Share Subscription Facility may not exceed 400% of the average daily trading volume for the 30 trading days immediately preceding any draw down. There can be no guarantee that we will be able to access any or all of the GEM Advances or other draw downs available under the Share Subscription Facility. Our inability to access a portion or the remaining amounts available under the Share Subscription Facility, in the absence of any other financing sources, will have a material adverse effect on our business and our ability to operate as a going concern.

The purchase price per share to be paid by GEM for the shares of our common stock that we may elect to sell to GEM under the Share Subscription Facility pursuant to the GEM Advances or draw downs, if any, will fluctuate based on the volume weighted average trading price of our common stock during the applicable period for each purchase made pursuant to the Share Subscription Facility. Accordingly, it is not possible to predict, prior to any such sales, the number of shares of our common stock that we will sell to GEM under the Share Subscription Facility, the purchase price per share that GEM will pay for shares purchased from us under the Share Subscription Facility, or the aggregate gross proceeds that we will receive from those purchases by GEM (other than a GEM Advance) under the Share Subscription Facility, if any. Therefore, sales to GEM by us in order to utilize the GEM Advance will, and any future draw downs under the Share Subscription Facility could, result in substantial dilution to the interests of other holders of its shares of our common stock.

Sales of shares of our common stock, if any, to GEM under the Share Subscription Facility will be determined by us from time to time in our sole discretion and will depend on a variety of factors, many of which are outside of our control, including, among other things, market conditions and the terms, conditions and limitations set forth in the Share Subscription Facility (subject to certain limitations on the obligation of GEM to purchase shares including, among other things, beneficial ownership limitations (other than in respect of the GEM Advances)). We may ultimately decide to sell to GEM all, some or none of the shares of our common stock that may be available for us to sell to GEM pursuant to the Share Subscription Facility. Depending on market liquidity at the time, resales of those shares by GEM may cause the public trading price of our common stock to decrease.

As a result of the above factors, it is possible that we may need to issue and sell more than the number of shares that we initially expect to issue to GEM under the Share Subscription Facility in order to receive aggregate gross proceeds equal to GEM's $400 million total aggregate purchase commitment under the Share Subscription Facility, which could cause additional substantial dilution to holders of our common stock. The number of shares of our common stock ultimately offered for sale by GEM is dependent upon the number of shares of our common stock we ultimately sell to GEM under the Share Subscription Facility.

We have previously defaulted on our debt and other obligations and there can be no assurance that we will be able to fulfill our obligations under any current or future indebtedness we may incur.

As of December 31, 2024, we had $122.6 million in debt outstanding, representing principal related to term loans, related party promissory notes and convertible notes. The incurrence of existing or future indebtedness could have important consequences on our business, including, but not limited to:

- increasing our vulnerability to general adverse economic and industry conditions;

- requiring us to dedicate a substantial portion of our cash flow from operations to servicing our debt, thereby reducing the availability of cash to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

- limiting our flexibility in planning for, or reacting to, challenges and opportunities, and changes in our businesses and the markets in which we operate; and

- leading to the possibility of default on future debt obligations.

Our ability to service our debt will depend on our future operating performance and financial results, which may be subject to factors beyond our control, including general economic, financial and business conditions. If we do not have sufficient cash flow to service our debt, we may need to refinance all or part of our existing debt, borrow more money or sell securities or assets, some or all of which may not be available at acceptable terms or at all. In addition, we may need to incur additional debt in the future in the ordinary course of business. Our current debt and any future additional debt we may incur may impose significant operating and financial restrictions. A breach of any of these restrictions could result in a default. If a default occurs, the relevant lenders could elect to accelerate payments due. If our operating performance declines, or if we are unable to comply with any restrictions, we may need to obtain amendments to our existing debt documents or waivers from the lenders to avoid default. These factors could have a material adverse effect on our business.

Further, if there were an event of default under our debt instruments or a change of control, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately and may be cross-defaulted to other debt. Our assets or cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default, and there is no guarantee that we would be able to repay, refinance or restructure the payments on those debt securities.

We have previously defaulted on various debt and other obligations. Further, we are currently in default of certain excise and property taxes. See the section titled "Liquidity and Going Concern" in Note 1, Description of Business in the accompanying consolidated financial statements for further information.

Our past financial results may not be a reliable indicator of our future results. Further, our results of operations may fluctuate significantly, which makes our future results of operations difficult to predict and could cause our results of operations to fall below expectations or any guidance it may provide.

Our past financial results may not be a reliable indicator of our future results, particularly given our expected move toward fully-electric and hybrid-electric powertrain technology. Further, our quarterly and annual results of operations may fluctuate significantly, which makes it difficult for us to predict our future results of operations. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or results of operations fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance it may provide.

Loss carryforwards and certain other tax attributes to offset future taxable income for U.S. federal income tax purposes may be significantly limited due to various circumstances, including certain possible future transactions involving the sale or issuance of common stock, or if taxable income does not reach sufficient levels.

Our ability to use Net Operating Loss ("*NOL*") carryforwards and certain other tax attributes will depend on the amount of taxable income we generate in future periods and, as a result, certain of our NOL carryforwards and other tax attributes may expire before we can generate sufficient taxable income to use them in full. In addition, our ability to use NOL carryforwards and certain other tax attributes to offset future taxable income may be limited if we experience an "ownership change" as defined in Section 382 of the Internal Revenue Code of 1986, as amended ("Section 382"). Potential future transactions involving the sale or issuance of common stock may increase the possibility that we will experience a future "ownership change" under Section 382. Such transactions may include the exercise of warrants, the issuance of common stock for cash, the conversion of any future convertible debt, the repurchase of any debt with common stock, the acquisition or disposition of any stock by a stockholder owning 5% or more of the outstanding shares of common stock, or a combination of the foregoing.

We may never realize the full value of our intangible assets or our long-lived assets causing us to record impairments that may negatively affect our financial condition and operating results.

In accordance with applicable accounting standards, we are required to test indefinite-lived intangible assets for impairment on an annual basis, or more frequently where there is an indication of impairment, and certain other assets for impairment where there is any indication that an asset may be impaired. We may be required to recognize losses in the future due to, among other factors, extreme fuel price volatility, tight credit markets, government regulatory changes, decline in the fair values of certain tangible or intangible assets.

Our contractual obligations could impair our liquidity and materially adversely affect our business, results of operations and financial condition.

We have significant long-term lease obligations primarily relating to our aircraft fleet. As of December 31, 2024, we had 40 aircraft under operating leases, with an average remaining lease term of approximately 4.29 years. As of December 31, 2024, future minimum lease payments due under all long-term operating leases were approximately $17.3 million. Our future ability to pay our contractual obligations and our liquidity will depend on our operating performance, cash flow and our ability to secure adequate financing, which will in turn depend on, among other things, the success of our business strategy, U.S. and global economic conditions, the availability and cost of financing, as well as general economic and political conditions and other factors that are beyond our control. If our liquidity is materially diminished, there may be a material adverse effect on our cash flow available to fund working capital requirements, capital expenditures and business development efforts.

We may not be able to accurately predict our future capital needs, and we may not be able to obtain additional financing or access the capital markets to fund our ongoing operations and execute on our growth strategy on acceptable terms and conditions.

We will need to raise capital in the future to fund our operations and to execute on our anticipated growth strategy, including the development of our planned electrification technology. For example, the cost of aircraft is a significant portion of our operating costs and is subject to change. As part of our agreement with TAI, we have committed to the purchase of 90 Cessna Caravans over a five-year period beginning in 2024, with an option for up to 25 additional Cessna Caravans, which we believe are currently competitively priced, but which may increase in price pursuant to price escalation clauses by the time we execute the purchase. Historically, we have financed our operations and capital expenditures primarily through private financing rounds and the issuance of debt and equity. A significant amount of our funding to date has been provided by entities affiliated with a co-founder of the Company.

We may utilize the GEM Advances, as necessary, in 2025 to address our capital needs. We may also seek additional capital through a combination of equity and debt financings.

There are a number of factors that may limit our ability to raise financing or access capital markets in the future, including current and future debt and contractual obligations, our liquidity and credit status, our operating cash flows, market conditions in the aviation industry, U.S. and global economic conditions, the financial impact of global events such as wars and pandemics, the general state of the banking system and capital markets and the financial position of the major providers of aircraft and other aviation industry financing. Any additional financing required by us may not be available on terms acceptable to us, or at all. If we are unable to source financing on acceptable terms, or unable to source financing at all, our business could be materially adversely affected. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure.

If, in the future, we raise additional funds by issuing equity securities (including the GEM Advances), convertible debt or other similar securities, investors may experience significant dilution of their ownership interest, and these newly issued securities may have rights senior to those of the holders of common stock. Our current and any future financing arrangements, that we may enter into from time to time, involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, and currently, and in the future, could impair our operational flexibility, including restricting our ability to pursue our business strategy, increase our expenses, require that our assets secure such debt, or provide for high interest rates, discounted conversion prices, or other unfavorable terms. Higher interest rates could increase debt service requirements on our current variable rate indebtedness, and on any debt we subsequently incur, and could reduce funds available for operations, future business opportunities or other purposes. If we need to repay debt during periods of rising interest rates, we could be required to refinance our then-existing debt on unfavorable terms or liquidate one or more of our assets to repay such debt at times which may not permit realization of the maximum return on such assets and could result in a loss. The occurrence of such events could materially and adversely affect our profitability, cash flows and results of operations. If we are unable to obtain additional financing, including the GEM Advances, when needed or on acceptable terms, we will need to restructure our operations, and possibly divest all or a portion of our business. We may be required to cease operations which could result in our stockholders losing all or most of their investment.

Agreements governing our debt obligations include financial and other covenants that provide limitations on our business and operations under certain circumstances, and failure to comply with any of the covenants in such agreements could adversely impact us.

Our current and any future financing agreements that we may enter into from time to time, contain certain affirmative, negative and financial covenants, and other customary events of default. Under certain circumstances, such covenants require us to maintain minimum liquidity levels, limit our ability to enter into certain strategic transactions, make certain investments, pay dividends and make certain other specified restricted payments. Certain covenants in our financing agreements are subject to important exceptions, qualifications and cure rights, including, under limited circumstances, the requirement to provide additional collateral or prepay or redeem certain obligations. In addition, certain of our financing agreements are cross-collateralized, such that an event of default or acceleration of indebtedness under one agreement could result in an event of default under other financing agreements. If we fail to comply with such covenants, if any other events of default occur for which no waiver or amendment is obtained, or if we are unable to timely refinance the debt obligations subject to such covenants or take other mitigating actions, the holders of our indebtedness could, among other things, declare outstanding amounts immediately due and payable and, subject to the terms of relevant financing agreements, repossess or foreclose on collateral, including certain of our aircraft or other assets used in our business. The acceleration of significant indebtedness or actions to repossess or foreclose on collateral may cause us to renegotiate, repay or refinance the affected obligations, and there is no assurance that such efforts would be successful or on terms we deem attractive. In addition, any acceleration or actions to repossess or foreclose on collateral under our financing agreements could result in a downgrade of any credit ratings then applicable to us, which could result in additional events of default or limit our ability to obtain additional financing.

Risks Related to Our Business and Industry

The market for regional air mobility has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

The regional air mobility market is still emerging and has not been established with precision. It is uncertain to what extent market acceptance will grow, if at all. We have historically operated in a limited number of regional areas. The success of the regional markets in which we operate and the opportunity for future growth in such markets may not be representative of the potential market for regional air mobility in other regional areas. Our success will depend to a substantial extent on the willingness of commuters and travelers to widely adopt regional air mobility, particularly point-to-point versus the currently predominant hub-and-spoke industry configuration, as an alternative for ground transportation. Although we believe our ability to develop AI-enhanced software to drive our growth and profitability and, in the future, to offer to other charter brokers, air operators, and aircraft owners to improve their operating efficiencies, will be a key factor in our future growth, if we are unable to develop our software solutions to meet the needs of our commercial partners, the actual operating efficiencies from using our software are less than anticipated, or charter brokers, air operators and aircraft owners do not adopt our software, then the market for our offerings may not develop, may develop more slowly than we expect or may not achieve the growth potential we expect. In addition, although we believe our ability to develop and integrate hybrid-electric and electric technology with our commercial partners to present a cost-effective solution to address the needs of consumers in this market will also be a key factor to the success of our future growth, if the market that we seek to address does not perceive electrification as beneficial, or chooses not to adopt electrification as a result of concerns regarding safety, affordability, value proposition or for other reasons, then the market for our offerings may not develop, may develop more slowly than we expect or may not achieve the growth potential we expect. As a result, the number of potential customers using our future services and the number of operators adopting our planned fully-electric and hybrid-electric powertrains cannot be predicted with any degree of certainty, and we cannot provide assurance that we will be able to operate in a profitable manner in any of our current or targeted future markets. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our prospects and operations may be adversely affected by changes in consumer preferences, discretionary spending and other economic conditions that affect demand for our services.

Our business is concentrated on air mobility, which is vulnerable to changes in consumer preferences, discretionary spending and other market changes impacting luxury goods and discretionary purchases (including as a result of concerns regarding the impact of a global recession). The global economy has in the past, and may in the future, experience recessionary periods and periods of economic instability, such as uncertainty in the banking system, rising fuel costs and ongoing business disruptions and related financial impacts resulting from public health crises such as pandemics, including changes in inflation and interest rates, and disruptions in manufacturing, delivery and overall supply chain. In particular, as a result of the current international trade environment (including uncertainties in global trade policies, potential escalation of tensions under the new U.S. administration, and the unpredictable impact of tariffs and trade restrictions), the conflict between Russia and Ukraine and any potential increase in hostilities in the Middle East and rising prices and interest rates, many market observers anticipate that the global economy could face a recession in the foreseeable future. During such periods, our customers have chosen not to make discretionary purchases or to reduce overall spending on discretionary purchases. Such changes could result in reduced consumer demand for air transportation, including our air mobility services, or could shift demand from our air mobility services to other methods of air or ground transportation for which we do not offer a competing service. If we are unable to generate demand or there is a future shift in consumer spending away from air mobility, there could be a material adverse effect on our business, financial condition and results of operations.

We expect to face intense competition in the regional air mobility industry.

The regional air mobility industry is still developing and evolving, but we expect it to be highly competitive. We have a number of competitors in the regional air mobility market. For example, we compete against existing on-demand mobility air travel services, as well as ground transportation alternatives. Additionally, for certain of our longer routes, we compete against providers, including legacy commercial airlines, which have larger aircraft. We compete against companies that use technology that differs from the technology we intend to deploy in our aircraft in the future. For example, we will likely compete against other companies that utilize and develop fixed-wing electrification aircraft as well as competitors that pursue electric vertical takeoff and landing aircraft. Our potential competitors may be able to devote greater resources to the development of their current and future technologies or the promotion and sale of their offerings, or offer lower prices. Our potential competitors also may establish cooperative or strategic relationships among themselves or with third parties, including regional or national airport operations that we rely on to offer our air mobility services, which may further enhance their resources and offerings. It is possible that domestic or foreign companies or governments, some with greater experience in the air mobility industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with ours in the future. Any such foreign competitor could benefit from subsidies or other protective measures provided by its home country.

We believe our ability to compete successfully as an air mobility service will depend on a number of factors, which may change in the future due to increased competition, including the price of our offerings, consumer confidence in the safety of our offerings, consumer satisfaction for the experiences we offer and the routes, frequency of flights and availability of seats offered through our platform. If we are unable to compete successfully, there could be a material adverse effect on our business, financial condition and results of operations.

If we are not able to successfully enter into new markets, offer new routes and services and enhance our existing offerings, our business, financial condition and results of operations could be adversely affected.

Our growth will depend in part on our ability to successfully enter into new markets, create and introduce new routes, and expand our existing routes by adding more frequent flights. Significant changes to our existing routes or the introduction of new and unproven routes may require us to obtain and maintain applicable permits, authorizations or other regulatory approvals. If these new or expanded routes are unsuccessful or fail to attract a sufficient number of customers to be profitable, or we are unable to bring new or expanded routes to market efficiently, our business, financial condition and results of operations could be adversely affected. Further, new third-party aircraft operator or flier demands regarding our services, including the availability of superior routes or a deterioration in the quality of our existing routes, could adversely affect the attractiveness of our platform and the economics of our business and require us to make substantial changes to and additional investments in our routes or our business model.

Developing and launching new routes or enhancements to routes historically flown by us involves significant risks and uncertainties, including risks related to the reception of such routes by existing and potential future third-party aircraft operators and customers, increases in operational complexity, unanticipated delays or challenges in implementing such routes or enhancements, increased strain on our operational and internal resources (including an impairment of our ability to accurately forecast flier demand and the number of third-party aircraft operators using our platform) and negative publicity in the event such new or enhanced routes are perceived to be unsuccessful. Significant new initiatives have in the past resulted in similar operational challenges, and our growth strategy contemplates scaling our business rapidly, such as through acquisitions. In addition, developing and launching new routes and enhancements to our existing routes may involve significant upfront investment, such as additional marketing and terminal build-out, and such investments may not generate a return. Any of the foregoing risks and challenges could have a material adverse effect on our business, financial condition and results of operations.

Our long-term growth strategy includes the establishment of a regional air travel ecosystem, including the implementation of our Aircraft-as-a-Service initiative. This involves (1) expanding the existing platform and brand to become the commercialization path for current and future sustainable air mobility technology, including sustainable aviation fuel flights, (2) providing bundled aircraft leasing, powertrain maintenance and operating software for conventional internal combustion and, in the future, our planned electrified aircraft, (3) once developed and certified, selling or leasing our electrification technology to other operators regardless of which network they serve and (4) working in close partnership with selected aircraft manufacturers and manufacturers of components of fully-electric and hybrid-electric propulsion systems to design and build the technology required to develop, and apply to obtain STCs for, the fully-electric and hybrid-electric propulsion systems that we intend to develop with our commercial partners. This ecosystem is complex and involves risk at each stage of implementation. There can be no assurance that we will successfully implement each stage of our regional air travel ecosystem or that the establishment of this ecosystem will result in the market opportunities we anticipate, and our failure to successfully achieve part or all of this ecosystem could have a material adverse effect on our business, financial condition and results of operations.

If we experience harm to our reputation and brands, our business, financial condition and results of operations could be adversely affected.

We must continue to increase the strength of our reputation and brands as reliable, experience-driven and cost-effective air mobility providers in order to attract and retain qualified third-party aircraft operators and customers. In addition, our growth strategy includes, among other things, exploring complementary strategic mergers and acquisitions, as well as strategic partnerships, to expand our capabilities and market opportunities, all of which benefit from our reputation and brand recognition. The successful development of our reputation and brands will depend on a number of factors, many of which are outside of our control. Negative perception of our business or platform may have a material adverse effect on our reputation and brands, including as a result of:

- complaints or negative publicity or reviews about us, our third-party aircraft operators or customers, our air mobility services, certain other brands or events we associate with or our flight operations policies (*e.g.*, cancellation or baggage fee policies), even if factually incorrect or based on isolated incidents;

- general safety concerns or specific perceptions of the safety and performance of certain types of aircraft, such as single-engine versus twin-engine aircraft or propeller-powered aircraft versus jet-powered aircraft, or if companies have policies that prevent them from utilizing our services due to the aircraft we operate;

- changes to our flight operations, safety and security, data privacy or other policies that users or others perceive as overly restrictive, unclear or inconsistent with our values;

- a failure to enforce our flight operations policies in a manner that users perceive as effective, fair and transparent;

- illegal, negligent, reckless or otherwise inappropriate behavior by our customers, our third-party aircraft operators or other third parties involved in the operation of our business or by our management team or other employees;

- flight delays or a failure to provide routes and flight schedules sought by customers;

- actual or perceived disruptions or defects in our platform or other technology development, such as data privacy or security incidents, platform outages, payment processing disruptions or other incidents that impact the availability, reliability or security of our offerings;

- litigation over, or investigations by regulators into, our operations or those of our third-party aircraft operators;

- inadequate or unsatisfactory customer support service experiences;

- negative responses by third-party aircraft operators or customers to new mobility offerings on our platform;

- perception of our treatment of employees, contractors or third-party aircraft operators and our response to their sentiment related to political or social causes or actions of management;

- disputes with any of our strategic partners;

- problems in engagement with aircraft certification bodies or other regulators, communities, target demographics or other positioning in the market; or

- any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public's perception of us or the aviation industry as a whole, and particularly if we are unable to adequately differentiate our brand, services and aircraft from others in the market.

In addition, changes we may make to enhance and improve our offerings, and to balance the needs and interests of our third-party aircraft operators and customers may be viewed positively from one group's perspective (such as customers) but negatively from another's perspective (such as third-party aircraft operators), or may be viewed negatively by either third-party aircraft operators or customers. If we fail to balance the interests of third-party aircraft operators and customers or make changes that they view negatively, third-party aircraft operators and customers may stop using our platform or take fewer flights, any of which could have a material adverse effect on our reputation, brands, business, financial condition and results of operations. Moreover, we may fail to adequately differentiate our brand, services, and aircraft from others in the market, which could impact our ability to attract customers or engage with other key stakeholders.

We may be unable to reduce end-user pricing for our air mobility services over time at rates sufficient to stimulate demand and drive expected growth for our air mobility services.

We may not be able to successfully reduce end-user pricing for our air mobility services over time to increase demand, address new market segments and develop a significantly broader customer base. Our end-user pricing may be most applicable to relatively affluent consumers who are willing to purchase our services, and we will need to address additional markets and expand our customer demographic in order to further grow our business. In particular, we intend for our air mobility services to be economically accessible to a broad segment of the population and appeal to the customers of existing on-demand mobility air travel services in addition to ground-based travel services, taxis and other methods of transportation.

Reducing end-user pricing in a timely manner is dependent on management accurately estimating the unit economics of our aircraft and the corresponding service. For example, if management's estimates are inaccurate regarding utilization rates, demand elasticity, operating conditions, production costs, indirect cost of goods sold, landing fees, charging fees, electricity availability and/or other operating expenses, we may be unable to offer our service at end-user pricing that is sufficiently compelling to initiate the local network effects that we are predicting. This could negatively impact our reputation or brand and have a material adverse effect on our business, financial condition and results of operations.

From time to time, the aircraft industry has experienced periods of oversupply during which lease rates and aircraft values have declined, and any future oversupply could materially adversely affect our financial results and growth prospects.

Historically, the aircraft leasing business has experienced periods of aircraft oversupply. The oversupply of a specific type of aircraft is likely to depress the lease rates for and the value of that type of aircraft. The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are outside of our control, including:

- passenger and air cargo demand;

- fuel costs and general economic conditions;

- geopolitical events, including war, prolonged armed conflict and acts of terrorism;

- outbreaks of communicable diseases and natural disasters;

- governmental regulation;

- interest rates;

- the availability of credit;

- airline restructurings and bankruptcies;

- manufacturer production levels and technological innovation;

- manufacturers merging or exiting the industry or ceasing to produce aircraft types;

- retirement and obsolescence of aircraft models;

- reintroduction into service of aircraft previously in storage; and

- airport and air traffic control infrastructure constraints.

In addition, due to the recent economic downturn and increased financial pressures, a number of operating lessors may be sold or merged with other operating lessors. The sale of any of these operating lessors (which may include a reduction in their aircraft fleets) and, in particular, their aircraft portfolios, could increase supply levels of used and older aircraft in the market.

These factors may produce sharp and prolonged decreases in aircraft lease rates and values and have a material adverse effect on our ability to lease or re-lease the commercial aircraft that we ultimately acquire and on our ability to sell such aircraft and parts at acceptable prices. Any of these factors could materially and adversely affect our financial results and growth prospects.

Any failure to offer high-quality customer support may harm our relationships with customers and could adversely affect our reputation, brands, business, financial condition and results of operations.

Through our marketing, advertising and communications with customers, we intend to set the tone for our brands as aspirational but also within reach. We strive to create high levels of customer satisfaction through the experience we provide in our terminal lounges and the support provided by our team and representatives. The ease and reliability of our offerings, including our ability to provide high-quality flier support, helps us attract and retain customers. Customers depend on our team to resolve any issues relating to our services, such as lost luggage and personal belongings, flight cancellations or scheduling changes. Our ability to provide effective and timely support is largely dependent on our ability to attract and retain skilled employees who can support customers and are sufficiently knowledgeable about our services. As we grow our business and improve our air mobility service platform, we will face challenges related to providing quality support at scale. Any failure to provide efficient flier support, or a market perception that we do not maintain high-quality support, could have a material adverse effect on our reputation, brands, business, financial condition and results of operations.

The success of our business will be highly dependent on our ability to effectively market and sell our air mobility solutions as a substitute for alternate methods of transportation.

We currently generate substantially all of our revenue from the sale of air transportation. Our success will depend in part on our ability to cost-effectively attract new customers, retain existing customers and increase utilization of our platform by existing customers. Our growth is highly dependent upon the adoption by charter brokers, air operators and aircraft owners of our SurfOS software solutions, the adoption by consumers of an enhanced form of mobility offered by our fully-electric and hybrid-electric aircraft, and those of others, once developed, and the growth of the regional air mobility industry. This market is new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, new aircraft announcements and changing consumer demands and behaviors. If customers do not broadly adopt this new form of mobility or are not willing to pay the prices we anticipate for our air mobility services, our business, including our planned Aircraft-as-a-Service initiative, may never materialize and there could be a material adverse effect on our prospects, financial condition and results of operations.

Passengers have a wide variety of options for transportation, including business aviation, commercial airlines, private aircraft operators, personal vehicles, rental cars, taxis, public transit and ridesharing offerings. To expand our customer base, we must appeal to new customers who have historically used other forms of transportation for regional travel. If customers do not perceive our air mobility services to be reliable, safe and cost-effective, or if we fail to offer new and relevant services and features on our platform, we may not be able to attract or retain customers or increase their utilization of our platform. If we fail to grow our customer base, retain existing customers or increase the overall utilization of our platform, there could be a material adverse effect on our business, financial condition and results of operations.

Our success in a given market will also depend on our ability to maintain and further develop our network of customers and accurately assess and predict customer demand and price sensitivity. Demand and price sensitivity may fluctuate based on a variety of factors, including macroeconomic factors, quality of service, negative publicity, safety incidents, corporate reporting related to safety, quality of customer service and support, perceived political or geopolitical affiliations and dissatisfaction with our products and offerings in general. If we fail to attract new customers or fail to accurately predict demand and price sensitivity, it may harm our financial performance, and our competitors' services and products may achieve greater market adoption and as a result may grow at a faster rate than our service.

We expect that a large driver of customer demand for our service will be time savings when compared with alternative modes of transportation. If we are unable to deliver a sufficient level of time savings for our customers or if expected time savings are impacted by delays or cancellations, it may reduce demand for our services. If we are unable to generate demand or demand falls, there could be a material adverse effect on our business, financial condition and results of operations.

We will be dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting and/or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our success will depend, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel, including finance, marketing, sales and technology and support personnel. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and have an adverse effect on our business, financial condition and results of operations. If we are unable to attract and retain skilled employees to support our operations and growth, there could be a material adverse effect on our financial condition and results of operations.

As part of our growth strategy, we are engaging in, and may in the future engage in, acquisitions that could disrupt our business and have a material adverse effect on our financial condition.

We intend to explore potential strategic acquisitions of businesses, as well as strategic partnerships, to expand our capabilities and market opportunities, as well as the establishment of a wholly-owned or joint venture aircraft and powertrain financing company. There can be no assurance that any future acquisitions or partnerships will be consummated successfully, if at all. We may also not be successful in identifying appropriate targets for such transactions. In addition, we may not be able to continue the operational success of such businesses or successfully finance or integrate any businesses that we acquire or with which we form a partnership. We may have potential write-offs of acquired assets and/or an impairment of any goodwill recorded as a result of acquisitions. Furthermore, the integration of any acquisition, including the acquisition of Southern, or the establishment of a partnership or joint venture may divert management's time and resources from our core business and disrupt our operations or may result in conflicts with our business. Any acquisition, partnership or joint venture may not result in anticipated synergies or cost savings over time, may reduce our cash reserves, may negatively affect our earnings and financial performance, to the extent financed with the proceeds of debt, may increase our indebtedness and to the extent financed with the proceeds of equity, and may result in dilution to our existing equity holders. We cannot ensure that any acquisition or partnership we make will not have a material adverse effect on our business, financial condition and results of operations.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

If our operations continue to grow as planned, of which there can be no assurance, we will need to expand our sales, marketing, operations and the number of aircraft operators with whom we do business. Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact our financial condition and results of operations. In addition, in order to continue to increase our presence, we expect to incur substantial expenses as we continue to attempt to increase our route offerings, flight frequency, passenger terminal footprint and employee base. The continued expansion of our business may also require additional space for administrative support. If we are unable to drive commensurate growth, these costs, which include lease commitments, marketing costs and headcount, could result in decreased margins, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Development of the SurfOS Software Platform

We may not realize the expected return on our significant investment in SurfOS due to development delays, technical challenges, or lack of market acceptance, which could undermine our financial performance and competitive position.

We have invested, and will continue to invest, significant time, effort, and financial resources into the development and implementation of SurfOS, our AI-enhanced software operating system. The success of SurfOS is critical to our strategy of enhancing operational efficiency and providing advanced technological solutions to our customers. However, there are several risks associated with this initiative. The development of SurfOS involves complex software engineering and integration with our existing systems and operations. Any delays or technical challenges in the development process could postpone the deployment of SurfOS, potentially leading to increased costs and missed market opportunities. Additionally, unforeseen technical issues could arise, requiring further investment and resources to resolve. Even if SurfOS is successfully developed and deployed, its success depends on market acceptance and adoption by our customers and partners. If SurfOS does not meet the expectations of our customers or fails to deliver the anticipated benefits, we may not achieve the desired return on our investment. This could adversely affect our financial performance and competitive position.

The joint venture to develop SurfOS creates risks through technology dependence, potential partner misalignment, relationship challenges, and funding uncertainties that could significantly impact the company's business.

Our joint venture with Palantir to develop SurfOS and other software solutions introduces additional risks that could impact our business. The success of SurfOS is heavily reliant on Palantir's proprietary software platforms and their implementation engineering services. Any disruption in Palantir's ability to deliver these services, or any deterioration in our relationship with Palantir, could adversely affect the development and functionality of SurfOS. Additionally, any changes in Palantir's business strategy or priorities could impact their commitment to the joint venture. The joint venture requires close collaboration and alignment between us and Palantir. Any misalignment in strategic goals, operational processes, or management decisions could hinder the progress of SurfOS development and its subsequent commercialization. Furthermore, disagreements or conflicts between the parties could lead to delays, increased costs, or even the dissolution of the joint venture. The joint venture is expected to be capitalized by outside third-party investors. If we are unable to secure sufficient funding or if the capital raised is inadequate to support the development and commercialization of SurfOS, the project may face significant setbacks. Additionally, the allocation of resources between SurfOS and other business priorities could strain our financial and operational capabilities. In summary, while SurfOS represents a significant opportunity for innovation and growth, it also carries substantial risks related to its development, market acceptance, and the dynamics of our joint venture with Palantir. These risks could materially and adversely affect our business, financial condition, and results of operations.

Risks Related to the Development of Electrification Technology

We, as well as our development and supply chain partners, have limited experience to date in the development and manufacturing of fully-electric and hybrid-electric powertrains and integrating those newly developed powertrains into existing certified airframes, and we may never develop or manufacture any fully-electric and hybrid-electric powertrains.

Our business depends in large part on our ability to execute our plans to develop, produce, assemble, market, sell, install and service our fully-electric and hybrid-electric powertrain solutions. Our ability to develop and produce fully-electric and hybrid-electric powertrain solutions of sufficient quality and appeal to customers on schedule and at scale is unproven. We have no prior experience or operating history in the development and manufacturing of electrification technology. We have entered into agreements with development and supply chain partners, such as TAI and AeroTEC, who each have limited experience in the development and manufacturing of the fully-electric and hybrid-electric powertrains that we are planning to produce, as well as in the integration of this newly developed technology into existing certified airframes. Our fully-electric and hybrid-electric powertrains are currently in the developmental stage. We do not expect to successfully commercialize our first fully-electric powertrains before early 2027 and the hybrid-electric powertrains before the end of 2027, if at all. There can be no assurance as to whether our current or future third-party partners will be able to develop efficient, automated, low-cost production capabilities and processes and/or obtain reliable sources of component supply to allow us to meet the quality, price, engineering, design and production standards and production volumes required to successfully develop, manufacture and market our fully-electric and hybrid-electric powertrains before the end of 2027. Moreover, unlike the market for electric automobiles, the commercialization of electric and hybrid-electric aircraft remains unproven. Although we believe that the component technology to electrify small aircraft exists today, there is currently no other producer of fully-electric or hybrid-electric aircraft in the industry.

Any delay in the development, manufacture and launch of electrification technology could adversely affect our brand, operations and the delivery of our growth strategy, particularly if it results in a failure to expand our market share in the regional air mobility market as anticipated. Any such delays could require us to incur additional costs. Even if we and our third-party partners are successful in developing our fully-electric and hybrid-electric powertrains and reliably sourcing our component supply, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, force majeure events, delays in meeting commercialization schedules, or failure to satisfy the requirements of customers and potential customers. Any such failure could have a material adverse effect on our business, financial condition and results of operations.

As a new entrant into the nascent market of hybrid-electric and battery electric aircraft, we anticipate that we will face risks and significant challenges that would impact our ability to, among other things:

- design and produce safe, reliable and quality fully-electric and hybrid-electric powertrains on an ongoing basis;

- obtain necessary regulatory approvals in a timely manner, or at all;

- build a well-recognized and respected brand;

- attract and maintain core commercial partnerships;

- establish and expand our customer base;

- successfully service our aircraft after sales and maintain a good flow of spare parts and customer goodwill;

- improve and maintain our operational efficiency;

- predict our future revenues and appropriately budget for our expenses;

- attract, retain and motivate talented employees;

- anticipate trends that may emerge and affect our business;

- anticipate and adapt to changing market conditions, including technological developments and changes in our competitive landscape; and

- navigate an evolving and complex regulatory environment.

If we fail to adequately address any or all of these risks and challenges, our business, financial condition and results of operations may be materially and adversely affected.

Our competitors may commercialize their technology before us, either in general or in specific markets, or we may otherwise not be able to fully capture the first mover advantage that we anticipate.

While we strive to be the first to market providing air mobility services with a hybrid-electric aircraft, we expect this industry to be increasingly competitive and it is possible that our competitors could get to market before us, either generally or in specific markets. The timing of our production ramp is dependent upon finalizing certain aspects of the design, engineering, component procurement, testing, build out and manufacturing plans in a timely manner, and our ability to execute these plans within the current timeline and upon regulatory approval by the FAA, which can be a lengthy and unpredictable process.

Even if we are first to market with fully-electric or hybrid-electric aircraft, we may not fully realize the benefits we anticipate, and we may not receive any competitive advantage or may be overcome by other competitors. New companies or existing aerospace companies may launch competing solutions, including fully-electric and hybrid-electric aircraft in the markets in which we intend to operate, or fully-electric or hybrid-electric aircraft utilizing different technologies such as hydrogen fuel cells, and obtain large scale capital investment, which may result in increased competition.

Additionally, our competitors may benefit from our efforts in developing consumer and community acceptance for hybrid-electric aircraft and air mobility, making it easier for them to obtain the permits and authorizations required to operate an air mobility service in the markets in which we intend to launch or in other markets. In the event we do not capture the first mover advantage that we anticipate, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

The planned fully-electric and hybrid-electric powertrain solutions may not result in the operating cost savings we anticipate, which could negatively impact the future economics of our network operations as well as our ability to successfully sell and market our planned future Aircraft-as-a-Service initiative.

In developing our business strategy for future aircraft electrification and network expansion, we have assumed implementing fully-electric technology will result in operating cost savings of approximately 50% compared to current combustion powertrain technologies, with more limited range and payload characteristics, and hybrid-electric technology will result in operating cost savings of approximately 25% compared to current internal combustion powertrain technologies, while maintaining similar performance characteristics. If these assumptions change by a material amount, our network expansion plans could be negatively impacted and we would be unlikely to be able to develop significant future revenues and earnings from our planned Aircraft-as-a-Service initiative.

Our future fully-electric and hybrid-electric aircraft may require maintenance at frequencies or at costs which are unexpected and could adversely affect our business and operations.

Our future fully-electric and hybrid-electric aircraft will be highly technical products that will require maintenance and support. We are still developing our understanding of the long-term maintenance profile of the fully-electric and hybrid-electric aircraft, and if useful lifetimes are shorter than expected, this may lead to greater maintenance costs than previously anticipated. If our future fully-electric and hybrid-electric aircraft and related equipment require maintenance more frequently than we plan for or at costs that exceed our estimates, that would disrupt the operation of our service and could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Operations and Infrastructure

If we are unable to obtain and maintain access to adequate facilities and infrastructure in desirable locations, including securing access to key infrastructure such as airports, we may be unable to offer our service in a way that is useful to passengers.

Our air mobility service will depend on our ability to operate in desirable metropolitan and regional locations. This will require permits and approvals from federal, state and local regulatory authorities and government bodies and our ability to operate our service will depend on such permits and approvals, as well as our ability to lease and license access to passenger terminal infrastructure. We lease and license access to passenger terminal infrastructure, such as hangars, from airport operators in certain of the markets in which they operate. These lease agreements have termination dates ranging from two to three years, and often include the right to extend on a month to month basis. We may face competition for capacity at passenger facilities in our preferred locations, which may impact our ability to service customers effectively. We also cannot predict whether we will receive any such permits and approvals, whether we will receive them for desirable locations or whether we will receive them in a timely manner. If we are prohibited, restricted or delayed from developing and operating desirable locations, there could be a material adverse effect on our business.

Our operations are currently concentrated in a small number of metropolitan areas and airports which makes our business particularly susceptible to natural disasters, outbreaks and pandemics, growth constraints, economic, social, weather and regulatory conditions or other circumstances affecting these metropolitan areas.

We currently derive revenues from regional flights operated in Hawaii and the Mid-Atlantic, Gulf South, Rocky Mountains, West Coast and New England regions. As a result of this geographic concentration, our business historically has been particularly susceptible to natural disasters, outbreaks and pandemics, growth constraints, economic, social, weather and regulatory conditions or other circumstances applicable to metropolitan areas. A significant interruption or disruption in service at an airport where we have a significant volume of flights could result in the cancellation or delay of a significant portion of our flights and, as a result, could have an adverse effect on our business, financial condition and results of operations. In addition, any changes to local laws or regulations within key metropolitan areas that affect our ability to operate or increase our operating expenses in these markets could have a material adverse effect on our business, financial condition and results of operations.

Disruption of operations at airports, whether caused by natural disasters including tornados, hurricanes, floods, volcanic eruptions and earthquakes, and severe weather conditions, such as heavy rains, strong winds, dense fog, blizzards or snowstorms, or labor relations, utility or communications issues, power outages, or changes in federal, state and local regulatory requirements could have a material adverse effect on our business.

Our aircraft utilization may be lower than expected and our aircraft may be limited in performance during certain weather conditions. We are vulnerable to delays, cancellations or flight rescheduling, as we will rely on maintaining a high daily aircraft usage rate, and need to aggregate customers on our by-the-seat flights to lower direct costs to third-party operators.

Our aircraft may not be able to fly safely in poor weather conditions, including snowstorms, thunderstorms, lightning, hail, known icing conditions or fog. The aircraft models that we have flown to date and the smaller airports out of which they operate are more vulnerable to delays of this nature and we have experienced delays and disruptions as a result of extreme weather. Our inability to operate in these conditions in the future will reduce our aircraft utilization and cause delays and disruptions in our services. We intend to maintain a high daily aircraft utilization rate which is the amount of time our aircraft spend in the air carrying passengers. High daily aircraft utilization is achieved in part by reducing turnaround times at airports so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond our control, including adverse weather conditions, security requirements, air traffic congestion and unscheduled maintenance events. The success of our business is dependent, in part, on the utilization rate of our aircraft and reductions in utilization will have a material adverse effect on our financial condition as well as cause passenger dissatisfaction.

Our success also depends on our ability to generate more revenue per flight by maintaining high customer utilization rates (*i.e.*, the number of seats purchased on each flight). Customer utilization rates may be reduced by a variety of factors, including the introduction of new routes or schedules. In some cases, we may choose to offer flights with low customer utilization rates to increase or maintain customer satisfaction, brand recognition, and for marketing or other purposes. We have utilized monthly and annual commuter passes and annual corporate bulk purchasing options to increase our customer utilization rates in the past; however, these products may be less appealing following COVID-19.

While historically we have maintained daily aircraft and customer utilization rates sufficient to offset the costs we pay to operators, we may be unable maintain and increase utilization rates as our business grows and expands. The risk of delays, cancellations and flight rescheduling, which could negatively impact our utilization rates, may increase as we expand our business to include new markets and destinations, more frequent flights on current routes and expanded facilities.

The supply of pilots to the airline industry is limited and may negatively affect our operations and financial condition. Increases in our labor costs, which constitute a substantial portion of our total operating costs, may have a material adverse effect on our business, financial condition and results of operations.

Our pilots are subject to stringent pilot qualification and crew member flight training standards ("*FAA Qualification Standards*"), which among other things require minimum flight time for pilots and mandate strict rules to minimize pilot fatigue. The existence of such requirements effectively limits the supply of qualified pilot candidates and increases pilot salaries and related labor costs. Such requirements also impact pilot scheduling, work hours and the number of pilots required to be employed for our operations, all of which could have a material adverse effect our business, results of operation and financial condition.

We have a pilot pipeline agreement with SkyWest to hire, train and provide a pipeline of pilots for our operations and a potential subsequent transition into SkyWest's operations, and we intend to continue this arrangement going forward. However, this potentially exposes us to a number of risks. This arrangement may not be sufficient to offset a significant or prolonged shortage of pilots, and we will be increasingly reliant on this partnership as we look to expand our operations. If this pipeline is unable to provide us with pilots in the expected numbers or at the appropriate times, or if the agreement with SkyWest were to be terminated, we would be required to incur significant labor costs to find replacement or substitute pilots, which would result in a material reduction in our earnings. If we are unable to find a sufficient supply of pilots to fly our routes, we may be forced to cancel flights. In addition, our competitors may seek to use this training program as a way to generate negative publicity about us, which could have a material adverse effect on our reputation, business and results of operation.

In addition, our operations and financial condition may be negatively impacted if we are unable to train pilots in a timely manner. Due to an industry-wide shortage of qualified pilots, driven by the flight hours requirements under the FAA Qualification Standards and attrition resulting from the hiring needs of other industry participants, pilot training timelines have significantly increased and stressed the availability of flight simulators, instructors and related training equipment. As a result, the training of our pilots may not be accomplished in a cost-efficient manner or in a manner timely enough to support our operational needs.

We are subject to legal, regulatory and physical risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure.

We are subject to federal, state, and local laws and regulations relating to the protection of the environment and noise, including those relating to emissions to the air, discharges (including storm water and de-icing fluid discharges) to surface and subsurface waters, safe drinking water and the use, management, disposal and release of, and exposure to, hazardous substances, oils and waste materials. Certain legislative bodies and regulatory authorities are increasingly focused on climate change and have taken actions to implement additional laws, regulations, and programs intended to protect the environment. For example, the federal government, as well as several state and local governments, have implemented legislative and regulatory proposals and voluntary measures intended to reduce greenhouse gas emissions. Compliance with laws, regulations, and other programs intended to reduce emissions or otherwise protect the environment may require us to reduce our emissions secure carbon offset credits or otherwise pay for emissions, or make capital investments to modify certain aspects of our operations to reduce emissions. Future policy, legal, and regulatory developments relating to the protection of the environment, including modifications to or reversals of such developments, could increase our costs and have a material adverse effect on our operations. Additionally, we may be subject to risks associated with climate change litigation, and to avoid the risks associated with climate change litigation, we would be required to manage our climate impacts responsibly, which may result in considerable expenses being incurred.

Moreover, the potential physical effects of climate change, such as increased frequency and severity of storms, floods, fires, fog, mist, freezing conditions, sea-level rise and other climate-related events, could affect our operations, infrastructure and financial results. Operational impacts, such as the delay or cancellation of flights, could result in loss of revenue. In addition, certain of our terminals are in locations susceptible to the impacts of storm-related flooding and sea-level rise, which could result in costs and loss of revenue. We could incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.

Our business may be adversely affected by union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the airline industry generally for many employees to belong to a union, which can result in higher employee costs and increased risk of work stoppages. As we expand our business there can be no assurances that our employees will not join or form a labor union or that we will not be required to become a union signatory. We are also directly or indirectly dependent upon companies with unionized work forces, such as parts suppliers, and work stoppages or strikes organized by such unions could have a material adverse effect on our business, financial condition or results of operations. If a work stoppage occurs, it could delay the manufacture and sale of our performance hybrid-electric vehicles and could have a material adverse effect on our business, financial condition or results of operations.

Our or our third-party aircraft operators' insurance may become too difficult or expensive to obtain. Increases in insurance costs or reductions in insurance coverage may have a material adverse effect on our financial condition and results of operations.

Hazards are inherent in the aviation industry and may result in loss of life and property, potentially exposing us to substantial liability claims arising from the operation of aircraft. Safe operation of aircraft is the responsibility of ourselves and our third-party operators who are held liable for accidents, thus incidents related to aircraft operation are covered by ours and our third-party operators' insurance. We maintain general liability aviation insurance policies. Additionally, we maintain directors and officers insurance, as well as other insurance policies, and we believe our level of coverage is customary in the industry and adequate to protect against claims. A limited number of hull and liability insurance underwriters provide coverage for our third-party aircraft operators. Insurance underwriters are required by various federal and state regulations to maintain minimum levels of reserves for known and expected claims. However, there can be no assurance that our or third-party aircraft operators' insurance policies will be sufficient to cover potential claims or that present levels of coverage will be available in the future at reasonable cost, or that underwriters have established adequate reserves to fund existing and future claims. Further, we expect our insurance needs and costs to increase as we grow our commercial operations, add routes, increase flight and passenger volumes and expand into new markets. It is too early to determine what impact, if any, the commercial operation of our future hybrid-electric aircraft will have on our insurance costs.

Accordingly, we may not have adequate insurance coverage. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

The number of air medical or tourism accidents, as well as the number of insured losses within the commercial airline industry, and the impact of general economic conditions on underwriters may result in increases in premiums above the rate of inflation. If our third-party aircraft operators' insurance costs increase, such operators are likely to pass the increased costs to us, which could cause us to increase the prices paid by our customers. Such cost increases could adversely affect demand for our services and harm our business. Additionally, under all aircraft operating agreements, our third-party aircraft operators have agreed to indemnify us against liability arising from the operation of aircraft and to maintain insurance covering such liability. However, there can be no assurance there will be no challenge to the indemnification rights or that the aircraft operator will have sufficient assets or insurance coverage to fulfill its indemnity obligations.

We may incur substantial maintenance costs as part of our leased aircraft return obligations.

Some of our aircraft lease agreements contain provisions that require us to return aircraft airframes and engines to the lessor in a specified condition or pay an amount to the lessor based on the actual return condition of the equipment. These lease return costs are recorded in the period in which they are incurred. On our financial statements, we estimate the cost of maintenance lease return obligations and accrue such costs over the remaining lease term when the expense is probable and can be reasonably estimated. Any unexpected increase in maintenance return costs may have a material adverse effect on our financial condition and results of operations.

We are exposed to operational disruptions due to maintenance.

Our fleet requires regular maintenance work, which can cause operational disruption. Our inability to perform timely maintenance and repairs could result in our aircraft being underutilized which could have an adverse effect on our business, financial condition and results of operations. For example, during 2023 we were required to perform additional maintenance and repairs due to unforeseen weather conditions and, to a larger extent, supply chain disruptions, which resulted in lower utilization of aircraft and a decrease in scheduled flight hours, which negatively impacted scheduled revenue. In addition, we have experienced an increase in maintenance as a result of an increase in flight hours on our aircraft, which resulted in an increase in maintenance and repair costs. A prolonged period of maintenance or repair work would result in disruptions to our routes lower revenues and/or increased costs. On occasion, airframe manufacturers or regulatory authorities may require mandatory or recommended modifications to be made across a particular fleet which may mean having to ground a particular type of aircraft. This may cause operational disruption to and impose significant costs on us. Furthermore, our operations in remote locations, where delivery of components and parts could take a significant period of time, could result in delays in our ability to maintain and repair our aircraft. Any such delays may pose a risk to our business, financial condition and results of operations. Moreover, as our aircraft base increases, our maintenance costs could potentially increase. We have no historical experience maintaining fully-electric and hybrid-electric powertrains. While we believe the newly developed powertrains will require reduced maintenance activity per flight hour, our operations could be negatively impacted if our assumptions on reliability or cost of maintenance prove incorrect.

The profitability of our current operations is dependent on the availability and pricing of aircraft fuel. Periods of significant disruption in the supply of aircraft fuel or elevated pricing could have a significant negative impact on our results of operations and liquidity.

Although our current operations and those of third-party aircraft operators, in the limited circumstances, such as operations in Hawaii, where we purchase fuel directly, are currently able to obtain adequate supplies of aircraft fuel, we cannot predict the future availability. Natural disasters (including hurricanes or similar events in the southeast United States and on the Gulf Coast where a significant portion of domestic refining capacity is located), political disruptions or wars involving oil-producing countries, economic sanctions imposed against oil-producing countries or specific industry participants, changes in fuel-related governmental policy, the strength of the U.S. dollar against foreign currencies, changes in the cost to transport or store petroleum products, changes in access to petroleum product pipelines and terminals, speculation in the energy futures markets, changes in aircraft fuel production capacity, environmental concerns and other unpredictable events may result in fuel supply shortages or distribution challenges in the future leading to volatile aircraft fuel pricing. Any of these factors or events could cause a disruption in or increased demands on oil production, refinery operations, pipeline capacity or terminal access and possibly result in diminished availability of aircraft fuel supply for our third-party aircraft operators. The impact of such events may limit our third-party aircraft operators' ability to perform our flights, which could result in loss of revenue and adversely affect our ability to provide our services.

Additionally, high fuel prices or significant disruptions in the supply of aircraft fuel could have an adverse effect on our financial condition and results of operations. During the years ended December 31, 2024 and 2023, our fuel expense was $14.0 million and $7.2 million, respectively. The timely and adequate supply of fuel to meet operational demand depends on the continued availability of reliable fuel supply sources as well as related service and delivery infrastructure. Although we have some ability to cover short-term fuel supply disruptions, we depend significantly on the continued performance of our third-party service providers to maintain supply integrity. Consequently, we can neither predict nor guarantee the continued timely availability of aircraft fuel throughout our operations.

Unsatisfactory safety performance of our aircraft could have a material adverse effect on our business, financial condition and results of operations.

While we intend to maintain operational processes designed to ensure that the design, testing, manufacture, performance, operation and servicing of our aircraft meet rigorous quality standards, there can be no assurance that we will not experience operational or process failures and other problems, including through flight test accidents or incidents, manufacturing or design defects, pilot error, cyber-attacks or other inadvertent or intentional acts or omissions, that could result in potential safety risks. Any actual or perceived safety issues may result in significant reputational harm to our business, in addition to tort liability, maintenance, increased safety infrastructure and other costs that may arise. Such issues could result in delaying or cancelling planned flights, increased regulation or other systemic consequences. Our inability to meet our safety standards or adverse publicity affecting our reputation as a result of accidents, mechanical or operational failures, or other safety incidents could have a material adverse effect on our business, financial condition and results of operation. In addition, our aircraft may be grounded by regulatory authorities due to safety concerns that could have a material adverse effect on our business, financial condition, results of operations and prospects.

Crashes, accidents or incidents of aircraft involving us or our competitors could have a material adverse effect on our business, financial condition and results of operations.

The operation of aircraft is subject to various risks, and we expect demand for our air mobility services to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft.

Crashes, accidents or incidents involving our aircraft, or involving aircraft operating our powertrains, once developed, are possible. Any such occurrence would negatively impact our business, financial condition and results of operations in a number of ways. An accident or incident involving an aircraft operated by us or by a third-party operator on our behalf or using our powertrains, could result in significant potential claims of injured passengers and others, as well as repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. For example, in January 2024, a Southern flight was forced to make an emergency landing following take-off in severe weather from Dulles International Airport in Virginia. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our operational and financial results. Moreover, any aircraft accident or incident, even if fully insured or due to reasons not attributable to us or our operations or products, could result in negative public perception that our operations are less safe or reliable than other providers and have a material adverse effect on our reputation, business and results of operations. Safety issues experienced by a particular model of aircraft could impact consumer confidence in that particular aircraft type or the air transportation services industry as a whole, or result in a regulatory body grounding that particular aircraft model. If we or other operators experience accidents with aircraft models that we operate, obligating us to take such aircraft out of service until the cause of such accidents is determined and rectified, we might lose revenues and might lose customers. The value of the aircraft model might also be permanently reduced in the secondary market if the model were to be considered less desirable for future service.

Moreover, such accidents or incidents could also have a material impact on our ability to obtain or maintain FAA certification for our aircraft in a timely manner, or at all.

If our personnel, third-party contractors with whom we have arrangements, our aircraft, other types of aircraft or other companies in the industry are involved in a public incident, accident, catastrophe or regulatory enforcement action, we could be exposed to significant reputational harm and/or potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, catastrophe or action. In the event that our insurance is inapplicable or inadequate, we may be forced to bear substantial losses from an incident or accident.

Further, as we develop and manufacture fully-electric and hybrid-electric powertrains and as these powertrains are implemented in aircraft that we sell to other operators, we may be exposed to additional risks and demand for our newly developed products will be negatively impacted by accidents or incidents involving the powertrains, including during test flights of prototypes. Such events could impact confidence in not just our products, but the development of electrification technology as a whole. This could have a material adverse effect on our future growth, financial condition and results of operations.

Risks Related to Our Dependence on Third Parties

We are substantially dependent upon our relationships with our strategic partners, and we are or may be subject to risks associated with such strategic alliances. Our reliance on these arrangements, and the loss of any such alliances or arrangements or failure to identify future opportunities could affect our growth plans.

We intend to collaborate with leading aerospace OEMs and industry leading engineering-for-hire firms to develop a set of fully-electric and hybrid-electric powertrains. We have entered into agreements with TAI for, among other things, the purchase of 90 new Cessna Caravans, with an option for up to 25 additional Cessna Caravans, as well as the provision of certain services, in anticipation of the development of fully-electric and hybrid-electric powertrains. We have also entered into an agreement with AeroTEC to develop, and to apply for STCs from the FAA for, fully-electric and hybrid-electric variants of the Cessna Caravan, as well as the development and supply of aircraft electric propulsion units ("EPUs") for fully-electric and hybrid-electric powertrains, to be initially designed for the Cessna Caravan.

Some of our current arrangements are contingent upon certain conditions or the entry into definitive documentation in the future. Our agreements with TAI are subject to certain milestones that, if we do not meet, may result in TAI's option to terminate the agreements. See the section titled "Licensing, Exclusivity and Aircraft Purchase Arrangements - Textron Agreement" in Note 15, Commitments and Contingencies in the accompanying consolidated financial statements for further details on our agreements with TAI .

We have entered into a joint venture agreement with Palantir for the development of SurfOS. The joint venture introduces significant risks for us, including technology dependence on Palantir's proprietary software platforms, potential misalignment and relationship challenges with Palantir, and uncertainties in securing adequate funding, all of which could adversely impact the Company's business operations and financial stability.

Such strategic business relationships will be a critical component in the growth and success of our business and, in particular, our ability to develop and commercialize fully-electric and hybrid-electric powertrains and related aircraft. However, there are no assurances that we will be able to timely meet all of the conditions of these agreements, if at all, maintain these relationships or continue to identify or secure suitable business relationship opportunities in the future, or that our competitors will not capitalize on such opportunities before we do. Moreover, identifying such opportunities could require substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties.

If any conflicts arise between our strategic partners and us, the other party may act in a manner adverse to us and could limit our ability to implement our business strategies, which could impact our projected production timelines and number of powertrains produced or aircraft modified. Our strategic partners may also develop, either alone or with others, products in related fields that are competitive with our products. Specifically, conflicts with our key strategic partners, including TAI and AeroTEC, could adversely impact our ability to develop and manufacture our planned powertrain and our planned subsequent modification of aircraft, which, in turn could have a material adverse effect on our prospects, business, financial condition and results of operation.

If we are unable to successfully maintain, source and execute on strategic relationship opportunities in the future related to electrification or other technologies relevant to our competitive position, or if any of our agreements with our strategic partners were to be terminated, our overall growth could be impaired, and there could be a material adverse effect on our business, financial condition and results of operations.

Our success will depend on our ability to economically outsource the production, assembly and installation of our fully-electric and hybrid-electric powertrain solutions at scale, and our suppliers for the parts and components of these powertrains are an important part of our business model.

We plan to outsource the majority of the production, assembly and installation of our fully-electric and hybrid-electric powertrain solutions. As such, our suppliers, including single source suppliers for certain components, are a key part of our business model in order to manufacture our planned fully-electric and hybrid-electric powertrains for the Cessna Caravan. We have strategically partnered with companies that we believe to be industry leaders in order to supply the highest quality components for, and to help us develop, our fully-electric and hybrid-electric powertrains. Many of the components for our planned fully-electric and hybrid-electric powertrains will be custom made for us, which may expose us to additional risks if one or more components become unavailable. This supply chain exposes us to multiple potential sources of delivery failure or component shortages for our future powertrain, most of which are out of our control, including shortages of, or disruptions in the supply of, the raw materials used by our suppliers in the manufacturing of components, disruptions to our suppliers' workforce (such as strikes or labor shortfalls) and disruptions to, or capacity constraints affecting, shipping and logistics.

Moreover, we anticipate that a significant concentration of the production, assembly and installation of certain components will be performed by a small number of outsourcing partners. While these arrangements can lower operating costs, they also reduce our direct control over production and distribution. Such diminished control may have an adverse effect on the quality or quantity of products or services, or our flexibility to respond to changing conditions. We expect to rely on single-source suppliers to supply and produce many components. Any failure of these suppliers or outsourcing partners to perform could require us to seek alternative suppliers or to expand our production capabilities, which could incur additional costs and have a negative impact on our cost or supply of components or finished goods.

While we believe that we may be able to establish alternative supply relationships and obtain replacement components, we may be unable to do so in the short-term or at all at prices that are acceptable to us or we may need to re-certify components. If we need to find alternative suppliers for any of the key components of our planned fully-electric and hybrid-electric powertrains, then this could increase our costs and adversely affect our ability to receive such components on a timely basis, or at all, which could cause significant delays in our overall projected timelines for the delivery of our powertrain and could have a material adverse effect on our future relationships with our customers.

In addition, production or logistics in supply or production areas or transit to final destinations can be disrupted for a variety of reasons including, but not limited to, natural and man-made disasters, information technology system failures, commercial disputes, military actions, economic, business, labor, environmental, public health or political issues or international trade disputes. Any failure to develop such production processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, financial condition and results of operations.

Further, if we are unable to successfully manage our relationships with our suppliers, the quality and availability of our powertrain and modified aircraft may be harmed. Our suppliers could, under some circumstances, decline to accept new purchase orders from, or otherwise reduce their business, with us. Any disruptions in the supply of components from our suppliers could lead to delays in both prototype and commercial powertrain production and subsequent modification of aircraft, which could have a material adverse effect on our business, financial condition and results of operations.

We have not yet selected manufacturers and suppliers of certain components of the proposed fully-electric and hybrid-electric powertrains for the Cessna Caravan, or entered into any agreements in relation to the development and manufacture of these components. Delays or difficulties in selecting and entering agreements with such manufacturers and suppliers may impact the timelines we envisage for developing the powertrain, and adversely affect the results of our operations.

Our collaboration with TAI for our development of hybrid-electric and battery electric powertrains for the Cessna Caravan and our relationship with TAI as its exclusive supplier of certain fully-electric and hybrid-electric powertrains for the Cessna Caravan are subject to a number of conditions and milestones. If the conditions and milestones in the TAI agreements governing our relationship with TAI are not met, or if the agreements or exclusive relationship are canceled, modified or delayed, our prospects, business, financial condition and results of operations will be harmed.

The agreements governing our collaboration with TAI for our development of its proprietary fully-electric and hybrid-electric powertrains to power the Cessna Caravan aircraft are subject to a number of conditions and milestones, including the issuance of an STC for the powertrain by the FAA within 60 months of the initial listing date of our shares of common stock as part of the STC for installation of that powertrain in the Cessna Caravan aircraft and meeting certain design and performance objectives upon the timeline specified in the agreements with TAI. In the event that we are unable to meet these conditions and objectives as verified by TAI, the obligations of TAI to us under the agreements can be terminated by TAI. In addition, our relationship as the exclusive supplier of certain electrified and hybrid-electric powertrains to TAI can be terminated by TAI if the conditions and milestones relating to our agreements with TAI are not met. In connection with the agreements governing our collaboration with TAI, we must pay certain fees, including fees under the Data License Agreement. In the event that we fail to pay these fees when due, the Data License Agreement may be terminated by TAI, which could, in turn result in the termination of the other TAI Agreements. If either our agreements or our exclusive relationship with TAI are canceled, modified or delayed, or otherwise not consummated, or if we are otherwise unable to convert our strategic relationship with TAI into revenue, our prospects, business, financial condition and results of operations will be adversely affected.

If our third-party aircraft operators are unable to support our operations or the growth of our business, or we are unable to add alternative third-party aircraft operators to meet demand, our costs may increase and our business, financial condition and results of operations could be adversely affected.

We are dependent on a finite number of certificated third-party aircraft operators to provide a significant portion of our network services. We have, in the past, experienced delays, cancellations and difficulties engaging third-party operators with sufficient capacity to operate the number of routes necessary to meet demand. This risk is exacerbated when there is a transition between operators, which we experienced from May to August 2022 when transitioning to Southern as our operator for scheduled routes in the West Coast, resulting in a significant number of canceled and delayed flights.

In the event potential competitors establish cooperative or strategic relationships with third-party aircraft operators in the markets we serve, offer to pay third-party aircraft operators more attractive rates or guarantee a higher volume of flights than we offer, we may not have access to the necessary number of aircraft to achieve our planned growth. Though we have successfully incentivized our operators to add aircraft to support our growth in the past, there is no guarantee we will be able to continue doing so without incurring significant additional costs. Increased use of private aircraft since the outbreak of the COVID-19 pandemic has added competitive pressure for access to aircraft, which may make it more difficult or costly for third-party operators to expand to meet our needs. If our third-party aircraft operators are unable or unwilling to add aircraft, or are only able to do so at significantly increased expense, or otherwise do not have capacity or desire to support our growth, or we are unable to add new operators on reasonable terms, or at all, our business and results of operations could be adversely affected. As the air mobility market grows, we expect competition for third-party aircraft operators to increase. Further, we expect that as competition in the air mobility market grows, the use of exclusive contractual arrangements with third-party aircraft operators, sometimes requiring volume guarantees, may increase, as may the cost of securing their services.

If we encounter problems, such as workforce disruptions, with any of our third-party aircraft operators or third-party service providers, our operations could be adversely affected by a resulting decline in revenue or negative public perception about our services.

Many of our flight operations are conducted by third-party aircraft operators on our behalf and we rely on third-party service providers to support our operations. Due to our reliance on third parties to provide these services going forward, we are subject to the risk of disruptions to their operations, such as the impact of adverse economic conditions and the inability of third parties to hire or retain skilled personnel, including pilots and mechanics, as well as any failure to deliver services at the level expected of them. We have, in the past, experienced issues with third-party aircraft operators. For example, in June 2018 we terminated a charter and aircraft sublease agreement we had with a key third-party scheduled aircraft operator in California because the operator had been providing increasingly unreliable and substandard service quality, resulting in frequent and last minute flight cancellations, while overcharging us and refusing to provide the requisite financial and operating data transparency. This had a negative impact on our results of operations and required approximately eight months to re-establish revenue levels similar to those prior to this event. Several of these third-party operators provide significant capacity that we would be unable to replace in a short period of time should that operator fail to perform its obligations. Disruptions to capital markets, shortages of skilled personnel and adverse economic conditions in general, have subjected certain of these third-party regional operators to significant financial and operational pressures, which have in the past and could in the future result in the temporary or permanent cessation of their operations.

Union strikes or staff shortages among airport workers or certain pilots of third-party aircraft operators may result in disruptions of our air mobility service and thus could have a material adverse effect on our business, financial condition and results of operations. Any significant disruption to our operations as a result of problems with any of our third-party aircraft operators could have a material adverse effect on our business, financial condition and results of operations.

In addition, we have entered into agreements with contractors to provide various facilities and services required for our operations. Because we will rely on others to provide such services, our ability to control the efficiency and timeliness of such services will be limited. Similar agreements may be entered into in any new markets we decide to serve. If any of these service providers cease operations, there is no guarantee that we could replace these providers on a timely basis with comparably priced providers, or at all. Any material problems with the efficiency and timeliness of contract services, resulting from financial hardships or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

We rely on third-party web service providers to deliver our offerings to users on our platform, and any disruption of or interference with our use of third-party web services could adversely affect our business, financial condition and results of operations.

Our platform's continuing and uninterrupted performance is critical to our success. We currently host our platforms and support our operations using third-party providers of cloud infrastructure services. While we have engaged reputable vendors to provide these services, we do not have control over the operations of the facilities used by their third-party providers and their facilities may be vulnerable to damage or interruption from natural disasters, cybersecurity attacks, human error, terrorist attacks, power outages and similar events or acts of misconduct. In addition, any changes to the service levels from these third-party cloud infrastructure providers may adversely affect our future ability to meet the requirements of users to search for flights and book travel. While we expect to implement reasonable backup and disaster recovery plans, we have experienced interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Sustained or repeated system failures would reduce the attractiveness of our offerings. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as we expand our service offerings. Any negative publicity or user dissatisfaction arising from these disruptions could harm our reputation and brands and could have a material adverse effect on our business, financial condition and results of operation.

Aircraft purchase agreements are often subject to indexed price escalation clauses which could subject us to unanticipated expenses.

Commercial aircraft sales contracts are often entered into years before the aircraft are delivered. In order to help account for economic fluctuations between the contract date and delivery date, aircraft pricing generally consists of a fixed amount as modified by price escalation formulas derived from labor, commodity and other price indices, the actual escalation amounts of which are outside of the purchaser's control. Escalation factors can fluctuate significantly from period to period and changes in escalation amounts can significantly impact expenses and operating margins. The terms and conditions of the aircraft purchase agreement with TAI do contain price escalation clauses and future purchase orders with other suppliers may also contain price escalation clauses yet to be determined, and there is no assurance that they will be determined in a manner that will mitigate the risks described above.

Risks Related to Our Intellectual Property and Information Technology

If we fail to adequately protect our intellectual property rights, our competitive position could be impaired and we may lose market share, generate reduced revenue and incur costly litigation to protect our rights.

Our success depends in part on our ability to protect our intellectual property rights, including trademarks and service marks applicable to our operating entities and, in the future once developed, certain technologies and software that we expect to be deployed in our aircraft or that we expect to utilize in arranging air transportation. To date, we have relied primarily on trademarks to distinguish us from our competitors, and trade secrets and other forms of legal protection and contractual agreements to establish and protect our proprietary rights.

Although we plan to control the STC once certified, and may own certain intellectual property rights relating to the powertrain, we do not anticipate owning intellectual property rights in any particular component of the fully-electric and hybrid-electric powertrains to be produced. Under our agreement with AeroTEC, it will provide services for us to obtain one or more STCs that relate to the powertrains. Such an STC would provide us the right to operate and otherwise commercialize Cessna Caravans modified with such a powertrain. However, an STC does not provide an exclusive right to commercialize the component that the STC describes, and other companies may file for and obtain an STC to modify a Cessna Caravan or other light aircraft with a substantially similar or superior powertrain compared to the powertrains we plan to develop with our commercial partners. Moreover, there is no guarantee that we will obtain an STC for our planned fully-electric and hybrid-electric powertrains, through our collaboration with our commercial partners or otherwise. Any reference to "our proprietary powertrain technology" or similar phrases herein refer to our anticipated rights in one or more STCs relating to such technology, and not to any intellectual property rights in such technology.

We expect that in the future we will rely on patents and trade secrets to protect any proprietary technology we develop. We routinely enter into agreements with employees, consultants, third parties and other relevant persons and take other measures to protect our intellectual property rights, such as limiting access to our trade secrets and other confidential information. However, we cannot guarantee that we have entered into or will enter into such an agreement with each person that has access to such information or that the steps we take to protect our intellectual property will otherwise be adequate. For example, unauthorized parties may attempt to obtain and use information that we regard as proprietary and, if successful, may potentially harm our ability to compete, accelerate the development programs of our competitors, and/or our competitive position in the market. Moreover, our agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours, and there can be no assurance that our counterparties will comply with the terms of these agreements, or that we will be able to successfully enforce such agreements or obtain sufficient remedies if they are breached. There can be no assurance that the intellectual property rights we own or license will offer us meaningful protection for our business, provide competitive advantages or will not be challenged or circumvented by our competitors.

Further, obtaining and maintaining patent and trademark protection can be costly, and we may choose not to, or may fail to, pursue or maintain such forms of protection for our technology, products or services in the United States or foreign jurisdictions, which could harm our ability to obtain or maintain a competitive advantage in such jurisdictions. It is also possible that we will fail to identify patentable aspects of our technology before it is too late to obtain patent protection, that we will be unable to devote the resources needed to file and prosecute patent applications for such technology, or that we will inadvertently abandon them by failing to comply with all procedural, documentary, payment, and similar obligations during the patent prosecution process. Even if we obtain patent protection in future, we cannot assure you that such patents would be sufficiently broad to protect our proprietary technology to prevent competitors or other third parties from using the same or similar technologies. Failure to comply with legal requirements to maintain a patent or trademark registration can result in lapse or cancellation of the patent or trademark registration, which could result in the loss of patent or trademark rights. If this occurs, we may not be able to exclude our competitors from using patented technology that we have developed or our trademarks. Also, patents and trademark registrations may be challenged in court or administrative proceedings.

The laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate to prevent other parties from infringing our proprietary technology. To the extent we expand our international activities, our exposure to unauthorized use of our technologies and proprietary information may increase. We may also fail to detect unauthorized use of our intellectual property, or be required to expend significant resources to monitor and protect our intellectual property rights, including engaging in litigation, which may be costly, time-consuming, and divert the attention of management and resources, and may not ultimately be successful. If we fail to meaningfully establish, maintain, protect and enforce our intellectual property rights, there could be a material adverse effect on our business, financial condition and results of operations.

We may need to defend ourselves against intellectual property infringement claims or misappropriation claims, which may be time-consuming and expensive and, if adversely determined, could limit our ability to commercialize our aircraft.

Third parties, including our competitors, may own or obtain patents, trademarks or other proprietary rights that could prevent or limit our ability to operate under our current branding, provide air mobility services or to make, use, develop or deploy our aircraft, the powertrain we are developing with our commercial partners or other aircraft components, which could harm our business.

For example, third parties owning patents or other intellectual property rights relating to airline services or aircraft components (e.g., battery packs, electric motors, aircraft configurations, fly-by-wire flight control software, electronic power management systems or other components) may allege infringement or misappropriation of such rights. In response to a determination that we have infringed upon or misappropriated a third-party's intellectual property rights, we may be required to do one or more of the following:

- cease development, sales or use of its or our products or services;

- trade under a different name or rebrand our services;

- pay substantial damages;

- obtain a license from the owner of the asserted intellectual property right, which license may not be available on reasonable terms or available at all; or

- re-design one or more aspects or systems of its or our aircraft or other offerings.

A successful claim of infringement or misappropriation against us could adversely affect our business, financial condition and results of operations. Even if we are successful in defending against these claims, litigation could result in substantial costs, business disruption and demand on management resources.

We will rely on our information technology systems to manage numerous aspects of our business. A cyber-attack of these systems could disrupt our ability to deliver services to our customers and could lead to increased overhead costs, decreased sales and harm to our reputation.

We will rely on information technology networks and systems to operate and manage our business. Our information technology networks and systems process, transmit and store personal and financial information, proprietary information of our business, and also allow us to coordinate our business across our operation bases and allow us to communicate with our employees and externally with customers, suppliers, partners and other third parties. To date, we have not implemented comprehensive security measures to secure these information technology networks and systems and the data processed, transmitted, and stored on them, and the integration of these two separate information technology systems following the merger will be more challenging as a result. These networks, systems, and data will be susceptible to cyberattacks, viruses, malware or other unauthorized access or damage (including by environmental, malicious or negligent acts), which could result in unauthorized access to, or the release and public exposure of, our proprietary information or our users' personal information. In addition, cyberattacks, viruses, malware, or other damage or unauthorized access to our information technology networks and systems, would result in damage, disruptions or shutdowns to our platform. Any of the foregoing could cause substantial harm to our business, require us to make notifications to our customers, governmental authorities, or the media, and could result in litigation, investigations or inquiries by government authorities, and subject us to penalties, fines, and other losses relating to the investigation and remediation of such an attack or other unauthorized access or damage to our information technology systems and networks.

We may in the future be subject to data breaches. A significant data breach or any failure, or perceived failure, by us to comply with any federal, state or data foreign privacy laws, regulations or other principles or orders to which we may be subject could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities, litigation, including class action litigation, from our customers, fines, penalties, or other liabilities, or require us to change our operations or cease using certain data sets. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement, government authorities, payment companies, consumer reporting agencies or the media about the incident and may be required to expend additional resources in connection with investigating and remediating such an incident, and otherwise complying with applicable privacy and data security laws.

System failures, defects, errors or vulnerabilities in our website, applications, backend systems or other technology systems or those of third-party technology providers could harm our reputation and brand and adversely affect our business, financial condition and results of operations.

Our systems, or those of third parties upon which we rely, may experience service interruptions, outages or degradation because of hardware and software defects or malfunctions, human error or malfeasance by third parties or our employees, contractors, service providers, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, cyberattacks, ransomware attacks or other events. We do not carry cyber insurance, which may expose us to certain potential losses for damages or result in penalization with fines in an amount exceeding our resources. As we do not currently have insurance protection for cybersecurity breaches, we may not have sufficient remedies available to us from our third-party service providers to cover all of our losses that may result from such interruptions, outages or degradations.

Our software and the third-party software that we incorporate into our platform may be subject to errors, defects or vulnerabilities. Any errors, defects or vulnerabilities discovered in our platform, whether in our code or that of third-party software on which our software relies, could result in negative publicity, a loss of customers or loss of revenue, access or other performance issues, security incidents or other liabilities. Errors, defects and vulnerabilities could also prevent customers from booking flights, which would adversely affect our flyer utilization rates, or disrupt communications within the company (*e.g.*, flight schedules or passenger manifests), which could affect our on-time performance. We may need to expend significant financial and development resources to analyze, correct, eliminate or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, defects or vulnerabilities could negatively impact our reputation or brand, and could have a material adverse effect on our business, financial condition and results of operations.

In addition, our transition of our workforce to a hybrid work environment, where our employees are often working remotely, could also increase our vulnerability to risks related to our hardware and software systems, including risks of phishing and other cybersecurity attacks. Our systems may be subject to additional risk introduced by software that we license from third parties. This licensed software may introduce vulnerabilities within our own operations as it is integrated with our systems, or as we provide services to our customers.

We are subject to cyberattacks, system failures and other events or conditions that can interrupt the availability or reduce or affect the speed or functionality of our technology platform, especially because we are in the process of maturing our security programs and have not yet implemented the expected security controls to prevent such disruptions. These events could result in losses of revenue due to increased difficulty of booking services through our technology platform, impacts to on-time performance and resultant errors in operating our business. A prolonged interruption in the availability or reduction in the availability or other functionality of our platform can adversely affect our business and reputation and could result in the loss of customers. For example, in 2022, Southern experienced a prolonged interruption in its platform functionality as a result of a ransomware attack on a third-party service provider, which caused two flights to be canceled and the need to revert to manual processes. Moreover, to the extent that any system failure or similar event results in harm or losses to the customers using our platform, such as the inability to book or change flights because of a system failure, we may make voluntary payments to compensate for such harm or the affected users could seek monetary recourse or contractual remedies from us for their losses and such claims, even if unsuccessful, would likely be time consuming and costly for us to address.

It is also possible our security controls over personal and other data may not prevent unauthorized access to, or destruction, loss, theft, misappropriation or release of personally identifiable or other proprietary, confidential, sensitive or valuable information of ours or others; this access could lead to potential unauthorized disclosure of confidential personal, Company or customer information that others could use to compete against us or for other disruptive, destructive or harmful purposes and outcomes. Any such disclosure or damage to our networks and systems could subject us to third-party claims against us and reputational harm, including statutory damages under California or other state law, regulatory penalties and significant costs of breach investigation, remediation and notification. If these events occur, our ability to attract new clients may be impaired or we may be subjected to damages or penalties.

We will continue to rely on mobile operating systems and application marketplaces to make our app available to users of our platform. If we do not effectively operate with or receive favorable placements within such application marketplaces and maintain high user reviews, our usage or brand recognition could decline and our business, financial results and results of operations could be adversely affected.

We depend in part on mobile operating systems, such as Android and iOS, and their respective application marketplaces to make their respective platforms available to customers. The majority of our flights are booked through our app. In the future, these mobile operating systems or application marketplaces could limit or prohibit us from making our current and future apps available to customers, make changes that degrade their functionality, increase the difficulty of using them, impose terms of use unsatisfactory to us or users, or modify search or ratings algorithms in ways that are detrimental to us. Additionally, if any future competitor's placement in such mobile operating system's application marketplace is more prominent than the placement of our current and future apps, overall growth in our customer base could slow and the usage of our platform could be adversely affected. The Surf Air app has experienced fluctuations in the number of downloads in the past, and we anticipate similar fluctuations in the future. Any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our platform or effectively roll out updates to our current and future apps. Additionally, in order to deliver high-quality apps, we need to ensure that our offerings are designed to work effectively with a range of mobile technologies, systems, networks and standards. We may not be successful in developing or maintaining relationships with key participants in the mobile technology industry to make, or continue to make, such technologies, systems, networks or standards available to our customers. If users on our platform encounter any difficulty accessing or using our apps on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, there could be a material adverse effect on our business, financial condition and results of operations.

We will need to improve our financial and operational systems to manage our growth effectively and support our business arrangements, and an inability to do so could harm our business, financial condition and results of operations.

To manage our growth and business operations, especially as we expand our network and work with our commercial partners to electrify our fleet, we will need to upgrade our operational and financial systems and procedures, which requires management time and may result in significant additional expense. In particular, we are in the process of replacing our legacy enterprise resource planning ("*ERP*") systems in order to accommodate our expanding operations and address our deficiencies in IT general controls for information systems. We cannot be certain that we will successfully institute, in a timely or efficient manner or at all, our new ERP system or the improvements to our managerial, operational and financial systems and procedures necessary to support our anticipated increased levels of operations. Problems associated with, or disruptions resulting from, any improvement or expansion of our operational and financial systems could adversely affect our relationships with our customers, commercial partners and suppliers, inhibit our ability to expand or take advantage of market opportunities, cause harm to our reputation, result in errors in our financial and other reporting and affect our ability to maintain an effective internal control environment and meet our external reporting obligations, any of which could harm our business, financial condition and results of operations.

Legal and Regulatory Risks Related to Our Business

Our business will be subject to a variety of extensive and evolving laws and regulations, which may result in increases in our costs, disruptions to our operations, limits on our operating flexibility, reductions in the demand for air travel and competitive disadvantages.

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including employment and labor, health care, tax, securities and exchange laws, data privacy and data security, safety and environmental issues. Laws and regulations at the foreign, federal, state and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future legal or regulatory changes. We will monitor these developments closely, and ensure that adequate resources are dedicated to compliance. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate or limit our ability to expand into certain jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations are highly regulated by several U.S. government agencies, including the DOT, the FAA and the TSA. Requirements imposed by these regulators (and others) may restrict the ways we may conduct our business, as well as the operations of our third-party aircraft operator customers. Failure to comply with such requirements in the future may result in fines and other enforcement actions by the regulators. For example, the TSA is responsible for civil aviation security matters, including passenger and baggage screening at U.S. airports. If the TSA were to impose additional or more burdensome security requirements, demand for our services could decrease and/or the costs required to comply with these requirements could increase. In addition, the FAA can assess civil penalties or seek criminal sanctions for failure to comply with FAA regulations, as well as modify, suspend or revoke licenses granted to us for our operations. In the future, any new regulatory requirements, particularly requirements that limit our third-party aircraft operators' ability to operate or new maintenance directives or mandatory orders related to airworthiness, could have a material adverse effect on us and the industry.

For example, on March 7, 2023, the TSA issued a new cybersecurity amendment on an emergency basis to the security programs of aircraft operators, consistent with the efforts of the U.S. Department of Homeland Security to increase cybersecurity resilience of U.S. critical infrastructure. The emergency amendment requires operators in the aviation sector to develop approved implementation plans, and to assess the effectiveness of those measures, in addition to current regulatory requirements to report significant cybersecurity incidents to the Cybersecurity and Infrastructure Security Agency, establish a cybersecurity point of contact, develop and adopt a cybersecurity incident response plan and complete a cybersecurity vulnerability assessment.

Other laws, regulations, taxes and airport rates and charges have also been imposed from time to time that significantly increase the cost of airline operations, reduce revenues or otherwise impact our business. The industry is heavily taxed. Additional taxes and fees, if implemented, could negatively impact our results of operations.

In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as the aircraft used in our operations, at such airports. The imposition of any limits on the use of such aircraft at any airport at which we operate could have a material adverse effect on our operations.

Our results of operations and the manner in which we conduct business each may be affected by changes in law and future actions taken by governmental agencies, including:

- changes in law or regulation that affect the services that can be offered by us in particular markets or at particular airports, or the types of fares offered or fees that can be charged;

- changes in law or regulation that specifically address hybrid-electric, all-electric or alternative fuel aircraft that could delay our ability to deliver products, implement aircraft modifications or launch service;

- the adoption of new passenger security standards or regulations that impact customer processing or service;

- restrictions on airport operations, such as restrictions on the use of particular airports; and

- the adoption of new or increased aircraft noise restrictions.

We receive, collect, store, process, transmit, share and use personal information, including passenger data, and rely in part on third parties that are not directly under our control to manage certain of these operations and to receive, collect, store, process, transmit, share, and use such personal information, including payment information. Each additional regulation or other form of expanded regulatory oversight increases costs, adds greater complexity to operations and, in some cases, may reduce the demand for air travel. There can be no assurance that the increased costs or greater complexity associated with compliance with new or expanded rules, anticipated rules or other forms of regulatory oversight will not have a material adverse effect on us. Failure to comply with data privacy laws and regulations could have a material adverse effect on our reputation, financial condition or results of operations, or have other adverse consequences.

We and other U.S. carriers are subject to U.S. and foreign laws regarding privacy of passenger and employee data that are not consistent in all countries in which we operate and which are continuously evolving, requiring ongoing monitoring and updates to our privacy and information security programs. Although we dedicate resources to manage compliance with data privacy obligations, this challenging regulatory environment may pose material risks to our business, including increased operational burdens and costs, regulatory enforcement, and legal claims or proceedings.

Even when we believe we are in complete compliance, a regulatory agency may determine that we are not. Failure to comply with legal and regulatory requirements, such as obtaining and maintaining licenses, certificates, authorizations and permits critical for the operation of our business, may result in civil penalties or private lawsuits, or the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating all or significant portions of our business.

We may be unable to obtain or maintain relevant regulatory approvals for the commercialization of our electrification of aircraft.

The development and commercialization of new fully-electric and hybrid-electric powertrains to be used in aircraft and the operation of an air mobility service requires multiple regulatory authorizations and certifications, including STCs, and an air carrier certificate issued by the FAA under Part 119 with Part 135 operations specifications. We are striving for FAA certification of our fully-electric powertrain to occur in early 2027 and the hybrid-electric powertrain at a later date, followed by the commercialization of the technology. The timing of our production ramp is dependent on being able to timely obtain STCs from the FAA. In addition, we will also need to do extensive testing to ensure that the propulsion system is in compliance with applicable FAA safety regulations and other relevant regulations prior to our suppliers beginning mass production. Production approval involves initial FAA manufacturing approval and extensive ongoing oversight of mass produced aircraft components. If we are unable to obtain production approval for the hybrid-electric propulsion system, or the FAA imposes unanticipated restrictions as a condition of approval, our projected costs of production could increase substantially.

While we anticipate being able to meet the requirements of such authorizations and certifications, we may be unable to obtain or maintain such authorizations and certifications, or to do so on the timeline we project. The failure to obtain any of the required authorizations or certificates, or do so in a timely manner, or if any of these authorizations or certificates are modified, suspended or revoked after we obtain them, may render us unable to develop our powertrains and implement our plans to install them in aircraft on the timelines we project, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

An STC will be issued by the FAA only if: (i) the pertinent technical data from the manufacturer has been examined and found satisfactory by the FAA; (ii) all necessary tests and compliance inspections have been completed; and (iii) the alteration has been found to conform with the technical data. There are a number of steps involved in obtaining an STC, including FAA application, preliminary type certification board ("TCB") meetings, development of certification program plans, establishment of certification basis by the FAA, data submission, FAA design evaluation, interim type certification meetings, FAA conformity inspections, pre-flight TCB meeting, ground inspections, ground tests, flight tests, FAA review of in-flight test results, issuance of Type Inspection Authorization, FAA conformity inspections, witnessing of tests and performance of official certification flight tests, flight standards evaluations, functional and reliability testing, FAA approval of flight manual supplement or supplemental flight manual, and final TCB meeting and Aircraft Evaluation Group completion of continuing airworthiness determination. Failure to achieve any of these milestones in a timely manner will delay our ability to attain the requisite STCs on the expected timeline or could result in failure to obtain STC approval at all. Furthermore, the FAA may determine that the modification requested by the STC is so complex that a new (rather than supplemental) aircraft type certification process must be undertaken instead. The process to obtain a TC is typically longer, more complex and more capital intensive than the process to obtain an STC.

Our agreement with AeroTEC contemplates that it will apply for and obtain STCs for the fully-electric and hybrid-electric powertrains for Cessna Caravan aircraft, and transfer the STCs to us. If the FAA issues AeroTEC such an STC, FAA consent will be required for AeroTEC to transfer the STC to us, and we will still be required to comply with certain requirements in order to maintain that regulatory approval, including obligations to: (i) report failures, malfunctions and defects; (ii) make the type certificate and underlying data available to FAA and National Transportation Safety Board upon request; (iii) make instructions for continued airworthiness available to aircraft owners and operators; (iv) make required design changes to address Airworthiness Directives issued by FAA and make them available to aircraft owners and operators; and (v) make flight manual supplements and supplemental flight manuals available with each alteration. Failure to continue to comply with these and other requirements may result in the suspension or revocation of the STC or other licenses, certificates, authorizations or permits required to operate our business.

We may be unable to comply with relevant regulations applicable to our on-demand business.

We provide a technology platform to match air passengers with seats on certified aircraft. Depending on how this platform and our business evolves, it is possible that, as a result of our on-demand services, the DOT may view us as operating as either an "air charter broker" and/or a "charter operator". Each of these roles carries with it varying levels of regulatory obligations. To the extent applicable, failure to comply with the regulations applicable to each of these roles could result in the imposition of fines and/or civil penalties, and, in severe cases, the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating all or a significant portion of our business.

Continued access to Essential Air Service revenue is of critical importance to us.

Southern has historically received EAS subsidies as compensation for providing essential air service to numerous small communities. Over the last decade, overall funding of the EAS program by the U.S. government has increased from $193 million in 2012 to $466.4 million in 2022, which includes an increase in Congressional appropriation from $143 million in 2012 to $350 million in 2022. For the year ended December 31, 2024, EAS revenue was $49.5 million, or approximately 41% of the Company's total revenue. The total amount of EAS revenue ultimately received by us will be determined by, among other things, the number of subsidized flights flown by Southern, overall funding levels of the EAS program by the U.S. Congress (which could be reduced) and competitive bids for EAS revenue awards by other carriers (which could cause us to lose EAS revenue to competitors). The EAS program was initially intended to last ten years from 1978 but has been modified and extended in the years since. The EAS program may continue to be modified or changed or may be canceled in the future, or we may be unable to continue to participate successfully in the EAS program. Any such developments could materially adversely affect our business. EAS revenue awards generally have a term of two years, during which time, a carrier is paid a subsidy amount in accordance with the maximum allowances stipulated in the EAS revenue award and is paid monthly in arrears on a per-flight-completed basis. The DOT has the right to terminate a route for breach of contract or in exceptional circumstances. The DOT, which administers the EAS program, has the right to cancel EAS revenue rewards if it deems that the communities served by such arrangements are no longer eligible. There can be no assurance that current EAS legislation will remain unchanged, or that Congress will continue to provide funding for the EAS program at any particular level. A reduction of EAS revenue, a loss of EAS revenue awards either due to termination or failure to renew at the end of the two-year term or a change to or termination of the EAS program could have a material adverse effect on our business, financial condition and results of operation.

We may fail to continue to meet the requirements necessary to operate our air services.

Regional airline services are currently regulated by both the DOT, which provides the economic authority to operate as an airline, and the FAA, which provides the safety authority. Southern currently holds a Commuter Air Carrier Authorization issued by the DOT under 14 C.F.R. Part 298 ("Part 298") and an Air Carrier Certificate issued by the FAA under 14 C.F.R. Part 119 with Operations Specifications issued under 14 C.F.R. Part 135 ("Part 135"). The requirements of Part 298 and Part 135 are continuing in nature and we must comply with them at all times, with a failure to meet any relevant requirements could subject us to possible penalties and/or certificate actions.

We must comply continuously with Fitness and Citizenship requirements administered by the DOT to perform scheduled air transportation.

As a carrier, we must be found to be fit, willing, and able to perform the air transportation for which we are licensed by the DOT. This involves a DOT evaluation of the citizenship, competence and compliance disposition of the airline and its management as well as an evaluation of the financial viability of the carrier and its ability to carry out its operations without putting customers' money at unnecessary risk. In connection with DOT review of our acquisition of Southern, we are undergoing a continuing fitness review by the DOT keyed to these factors. DOT review is ongoing. To the extent the DOT were to raise concerns about any of these matters, we may have to make adjustments to our operating team, management or ownership structure in order to address the concerns. A protracted failure to address any DOT concerns might result in the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating our business.

Risks Related to Our Operating as a Public Company

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the rules and requirements of the Exchange Act as well as other rules and regulations of the SEC, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the Dodd Frank Wall Street Reform and Consumer Protection Act and any rules and regulations thereunder, as well as under the Jumpstart Our Business Startups Act of 2012 (the "*JOBS Act*"), and the rules of the NYSE. New and changing laws, regulations, and standards relating to corporate governance and public disclosure have created uncertainty for public companies and will increase the costs and the time that our board for directors and management must devote to complying with these rules and regulations. The requirements of these rules and regulations will increase our legal and accounting compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight are required, and, as a result, management's attention may be diverted from other business concerns. These rules and regulations can also make it more difficult for us to attract and retain qualified independent members of our Board. As a public company, we expect to increase the coverage limits of our director and officer liability insurance from $2.5 million to in excess of $50 million, which will likely result in materially higher insurance premiums. The increased costs of compliance with public company reporting requirements and our potential failure to satisfy these requirements could have a material adverse effect on our operations, business, financial condition or results of operations. Further, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition.

Our management has limited prior experience in operating a public company.

Our executive officers have limited prior experience in the management of a publicly traded company. Our management team may not be able to effectively manage our responsibilities as a public company subject to significant regulatory oversight and reporting obligations under federal securities laws. Their lack of experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage, as an increasing amount of their time may be devoted to these activities, resulting in less time being devoted to the management and growth of our business and operations. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the United States. We are in the process of upgrading our finance and accounting systems to an enterprise system suitable for a public company, and a delay could impact our ability or prevent it from timely reporting our results of operations, timely filing required reports with the SEC and complying with Section 404 of the Sarbanes-Oxley Act ("*Section 404*"). The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.

If we fail to maintain effective disclosure controls and procedures and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In particular, as a result of the Sarbanes-Oxley Act, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business, results of operations and financial condition and could cause a decline in the trading price of our common stock.

As a private company, we had not endeavored to establish and maintain internal control over financial reporting meeting the standards required of public companies. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective as a result of a material weakness(es) in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities.

We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. See the sections entitled "*- Risks Related to Our Operating as a Public Company - Our management has identified material weaknesses in our internal control over financial reporting. These material weaknesses could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner. At this time, we cannot predict whether our efforts to remediate the identified material weaknesses will be successful, and it is expected that some or all of these material weaknesses will continue to persist for an extended period of time*". In order to develop, maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related and audit-related costs and significant management oversight.

Our management has identified material weaknesses in our internal control over financial reporting. These material weaknesses could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner. At this time, we cannot predict whether our efforts to remediate the identified material weaknesses will be successful, and it is expected that some or all of these material weaknesses will continue to persist for an extended period of time.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. As of December 31, 2024, material weaknesses continued to exist in our internal control over financial reporting, as discussed further in Item 9A, "Controls and Procedures - Material Weaknesses in Internal Control Over Financial Reporting." A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our management has developed a plan to remediate these material weaknesses, as discussed in Item 9A, "Controls and Procedures - Material Weaknesses in Internal Control Over Financial Reporting." We have begun to implement aspects of this remediation plan, however, the remediation measures will be ongoing and it is expected that these will result in future costs for us. However, the material weaknesses will not be considered remediated until management completes the design and implementation of the processes and controls described above and the controls operate for a sufficient period of time and we have concluded, through testing, that the newly implemented and enhanced controls are operating effectively. At this time, we cannot predict the success of such efforts or the outcome of future assessments of the remediation efforts. Our efforts may not remediate these material weaknesses in internal control over financial reporting, and may not prevent additional material weaknesses from being identified in the future. Failure to implement and maintain effective internal control over financial reporting could result in errors in our consolidated financial statements that could result in a revision or restatement of our consolidated financial statements, and could cause us to fail to meet our reporting obligations, any of which could diminish investor confidence in us, negatively impact the trading price of our common stock and cause a decline in our equity value. Additionally, ineffective internal control over financial reporting could expose us to an increased risk of financial reporting fraud and the misappropriation of assets, and may further subject us to potential delisting from the stock exchange on which we list, or to other regulatory investigations, litigation and civil or criminal sanctions. Restatements or revisions of our consolidated financial statements could cause our management's attention to be diverted from the operation of the business and could also cause us to incur additional expenses.

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an "emerging growth company" within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company until December 31, 2028, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the end of any second quarter of a fiscal year, in which case we would no longer be an emerging growth company as of the end of such fiscal year and would become an accelerated filer. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Additionally, we are a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (a) (1) the market value of our ordinary shares held by non-affiliates equals or exceeds $250 million as of the end of that year's second fiscal quarter, and (2) our annual revenues equal or exceeded $100 million during such completed fiscal year or (b) the market value of our ordinary shares held by non-affiliates equals or exceeds

$700 million as of the end of that year's second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management's attention from other business concerns, which could have a material adverse effect on our business.

Additionally, in connection with their prior experience, certain of our directors have been named defendants in litigation or other legal proceedings, we cannot provide assurance that these prior legal proceedings or future legal proceedings involving our directors will not cause reputational harm for us.

Investors' expectations of our performance relating to ESG factors may impose additional costs and expose us to new risks.

There is an increasing focus from investors, employees, customers and other stakeholders concerning corporate responsibility, specifically related to ESG matters. Some investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to corporate responsibility are inadequate. The growing investor demand for measurement of non-financial performance is addressed by third-party providers of sustainability assessment and ratings on companies. The criteria by which our corporate responsibility practices are assessed may change due to the constant evolution of the sustainability landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies and/or actions with respect to corporate social responsibility are inadequate. At the same time, stakeholders and regulators have increasingly expressed or pursued opposing views, legislation, and investment expectations with respect to sustainability initiatives, including the enactment or proposal of "anti-ESG" legislation or policies. We may face reputational damage in the event that we do not meet the ESG standards set by various constituencies.

Further, in the event that we communicate certain initiatives and goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, customers, employees and other stakeholders or our initiatives are not executed as planned, our reputation and business, operating results and financial condition could be adversely impacted.

Delaware law and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, and the Delaware General Corporation Law (as amended, the "DGCL") all contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, and therefore depress the trading price of our common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of our Board or taking other corporate actions, including effecting changes in our management. Among other things, the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include provisions:

- establishing a classified board of directors with staggered, three-year terms;

- authorizing our Board to issue shares of preferred stock, including "blank check" preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- prohibiting cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

- limiting the liability of, and providing for the indemnification of, our directors and officers;

- authorizing our Board to amend the bylaws, which may allow our Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

- establishing advance notice procedures with which stockholders must comply to nominate candidates to our Board or to propose matters to be acted upon at a stockholders' meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our Board or management.

Our Amended and Restated Bylaws and our Amended and Restated Certificate of Incorporation limit voting rights of certain foreign persons.

Our Amended and Restated Bylaws and our Amended and Restated Certificate of Incorporation provide that the persons or entities who are not citizens of the United States ("Non-Citizens"), shall not, in the aggregate, own and or control more than 25.0% of our total voting interest. Additionally, our Amended and Restated Bylaws provide that Non-Citizens who are residents of countries that are not party to "open-skies" agreements with the United States ("NOS Non-Citizens") shall not, in the aggregate, own more than 25.0% of the total number of our outstanding equity securities, and that all Non-Citizens (including any NOS Non-Citizens) shall not, in the aggregate, own more than 49.0% of the total number of our outstanding equity securities. To comply with this legally-required provision, if Non-Citizens own (beneficially or of record) more than 25.0% of the total voting power of our common stock, only permitted Non-Citizens holders consisting of Kuzari Investor 94647 LLC and our co-founders, Sudhin Shahani and Liam Fayed, and their respective affiliates will be entitled to vote. Any other Non-Citizens that own (beneficially or of record) or have voting control over any shares of our capital stock, will have their voting rights subject to automatic suspension. As of December 31, 2024, (i) the Permitted Holders beneficially own 16.1% of the total voting power of our common stock and the total number of our outstanding equity securities, or 17.8% of the total voting power and the total number of our outstanding equity securities assuming the vesting in full of 180,000 PRSUs to each of Mr. Fayed and Mr. Shahani, and (ii) Non-Citizens beneficially own 17.7% of the total voting power of our common stock and the total number of our outstanding equity securities.

The provisions of our Amended and Restated Certificate of Incorporation requiring exclusive forum in the Court of Chancery of the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of ours to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, our Amended and Restated Certificate of Incorporation provides that federal district courts will be the sole and exclusive forum for claims under the Securities Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision in our Amended and Restated Certificate of Incorporation will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

These provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in the proposed certificate of incorporation to be inapplicable or unenforceable in such action. In this regard, stockholders may not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder, including Section 22 of the Securities Act.

Risks Related to Ownership of Our Common Stock

The trading price of our common stock may be volatile.

The trading price of our common stock, may fluctuate due to a variety of factors, including:

- changes in the industries in which we and our customers operate;

- developments involving our competitors;

- changes in laws and regulations affecting our business;

- variations in our operating performance and the performance of our competitors in general;

- actual or anticipated fluctuations in our quarterly or annual results of operations;

- publication of research reports by securities analysts about us or our competitors or our industry;

- the public's reaction to our press releases, our other public announcements and our filings with the SEC;

- actions by stockholders, including the sale by the third-party investors of any of their shares of common stock;

- additions and departures of key personnel;

- commencement of, or involvement in, litigation involving the combined company;

- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

- the volume of shares of common stock available for public sale; and

- general economic and political conditions, such as the effects of public health threats, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.

These market and industry factors may materially reduce the market price of our common stock regardless of our operating performance. Furthermore, an active trading market for our securities may never develop, or, if developed, may not be sustained. Holders of our securities may be unable to sell their securities unless a market can be established or sustained.

In addition, stock markets with respect to newly public companies, particularly companies in the mobility and technology industry, have experienced significant price and volume fluctuations that have affected and continue to affect the stock prices of these companies. Stock prices of many companies, including mobility and technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our common stock given that we are a newly public company. In the past, companies that have experienced volatility in the trading price for their stock have been subject to securities class action litigation. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, results of operations, and financial condition.

Our shareholders may experience dilution from several different sources after our initial listing.

Our shareholders may experience dilution from several sources to varying degrees, namely as shares of our common stock are issued and sold in subsequent offerings.

For example, if, in the future, we raise additional funds by issuing equity securities (including the GEM Advances), convertible debt or other similar securities, investors may experience significant dilution of their ownership interest. In addition, if we issue shares of our common stock for the remainder of the undrawn amounts under the Share Subscription Facility, the purchase price per share to be paid by GEM for the shares of our common stock that we may elect to sell to GEM under the Share Subscription Facility will fluctuate based on the volume weighted average trading price of our common stock. Accordingly, it is not possible for us to predict prior to any such sales, the number of shares of our common stock that we will sell pursuant to the Share Subscription Facility, and such sales could result in substantial dilution to the interests of other holders of our common stock.

We do not intend to pay cash dividends for the foreseeable future.

Our Board currently intends to retain any future earnings to support operations and to finance the growth and development of our business and does not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board and will depend on the Company's financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as our Board deems relevant.

If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that analysts publish about our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price of our common stock would likely decline. If few analysts cover us, demand for common stock could decrease and our common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering us in the future or fail to publish reports on us regularly.

Sales of substantial amounts of our common stock in the public markets or the perception that sales might occur, could cause the trading price of our common stock to decline.

In addition to the supply and demand and volatility risk factors discussed above, sales of a substantial number of shares of our common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur in large quantities, could cause the trading price of our common stock to decline.

Further, assuming the continued availability of certain public information about us, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock, and (ii) our directors, executive officers, and other affiliates who have beneficially owned our common stock for at least six months, including certain of the shares of our common stock covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares of our common stock subject to volume limitations under Rule 144 and any applicable restrictions under our insider trading policy.

In addition, we have filed a registration statement on Form S-8 under the Securities Act to register all shares subject to outstanding stock options or reserved for future issuance under our equity compensation plans. As of December 31, 2024, we had 2,689,131 options outstanding that, if fully exercised, would result in the issuance of 2,689,131 shares of common stock. As of December 31, 2024, we had 745,234 RSU and PRSU awards granted prior to December 31, 2024 for which the time-based and/or performance-based vesting condition had not been satisfied as of such date that, upon vesting, would result in the issuance of 745,234 shares of common stock. These shares will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements and compliance by affiliates with Rule 144.

Moreover, depending on market liquidity at the time, resales by GEM of any shares we sell to GEM under the Share Subscription Facility may cause the public trading price of our common stock to decrease.

Our business and financial performance may differ from any projections that we disclose or any information that may be attributed to us by third parties.

From time to time, we may provide guidance via public disclosures regarding our projected business or financial performance. However, any such projections involve risks, assumptions, and uncertainties, and our actual results could differ materially from such projections. Factors that could cause or contribute to such differences include, but are not limited to, those identified in these risk factors, some or all of which are not predictable or within our control. Other unknown or unpredictable factors also could adversely impact our performance, and we undertake no obligation to update or revise any projections, whether as a result of new information, future events, or otherwise. In addition, various news sources, bloggers, and other publishers often make statements regarding our historical or projected business or financial performance, and you should not rely on any such information even if it is attributed directly or indirectly to us.

We may fail to qualify for continued listing on the NYSE, which could make it more difficult for our stockholders to sell their shares.

Our common stock is listed on the NYSE under the symbol "SRFM." We are required to satisfy the continued listing requirements of the NYSE to maintain such listing, including, among other things, the maintenance of a certain market capitalization and average closing price of our common stock.

On April 2, 2024, we received formal notice from the NYSE indicating that we were not in compliance with Section 802.01C of the NYSE Listed Company Manual because the average closing price of our common stock was less than $1.00 over a consecutive 30 trading-day period. We subsequently notified the NYSE of our intent to regain compliance with the requirements of Section 802.01C. We are able to regain compliance at any time within the six-month period following receipt of the notice if, on the last trading day of any calendar month during this cure period (or the last trading day of this cure period), we have a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the prior 30 trading-day period. The Company regained compliance with the requirements of Section 802.01C as of September 30, 2024. However, if the Company were to again fall below the continued listing criteria, the Company would be subject to immediate review under the requirements of Section 802.01C.

Additionally, on May 20, 2024, we received formal notice from the NYSE indicating that we were no longer in compliance with Section 802.01B of the NYSE Listed Company Manual because our average total market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, our stockholders' equity was less than $50 million. We subsequently submitted a plan within 45 days of the notice advising the NYSE of definitive action we have taken or will take to be in compliance with Section 802.01B within 18 months of receipt of the notice. The NYSE accepted our plan on August 21, 2024. As a result, our common stock will continue to be listed and traded on the NYSE during the 18-month cure period, subject to our compliance with the plan and other continued listing standards. The NYSE will review us on a quarterly basis to confirm compliance with the plan. If we fail to comply with the plan or do not meet the continued listing standards at the end of the 18-month cure period, we will be subject to the prompt initiation of NYSE suspension and delisting procedures.

There can be no assurance that we will be able to regain compliance with the NYSE's continued listing requirements. If our stock price does not increase and if our market capitalization or stockholders' equity does not meet the minimum standards, we may not be able to meet the standards for continued listing on the NYSE within the compliance period. In the event that we do not regain compliance with the NYSE continued listing standards, we and our stockholders could face significant material adverse consequences, including:

- being delisted from the NYSE;

- a limited availability of market quotations for our common stock;

- an adverse effect on the market price of our common stock;

- loss of confidence from stakeholders, employees and potential business partners;

- reduced liquidity with respect to our common stock;

- a determination that our shares are a "penny stock," which will require brokers trading in our shares to adhere to more stringent rules, and which may limit demand for our common stock among certain investors;

- a limited amount, or complete absence, of news and analyst coverage for our company; and

- a decreased ability, or inability, to issue additional securities or obtain additional financing in the future.

General Risk Factors

An overall decline in the health of the economy and other factors impacting consumer spending, such as recessionary conditions, governmental instability, inclement weather, and natural disasters, may affect consumer purchases, which could reduce demand for our products and harm our business, financial condition, and results of operations.

Macroeconomic conditions that affect the economy and the economic outlook of the United States and the rest of the world could adversely affect us and our vendors and suppliers, which could have a material adverse effect on our business, financial condition and results of operations. Our business depends on consumer demand for our services and, consequently, is sensitive to a number of factors that influence consumer confidence and spending, such as general economic conditions, consumer disposable income, energy and fuel prices, recession and fears of recession, unemployment, legislative and regulatory changes, minimum wages, availability of consumer credit, consumer debt levels, conditions in the housing market, interest rates, tax rates and policies, inflation, consumer confidence in future economic conditions and political conditions, war and fears of war, inclement weather and climate change, natural disasters, terrorism, uncertainty in the banking system, outbreak of viruses or widespread illness, and consumer perceptions of personal well-being and security. Unfavorable economic conditions can lead consumers to forgo our services and consumer demand for our services may not grow as we expect. We believe perceived recessionary risks will continue to impact our results of operation in 2025. For example, perceived recessionary risks may cause companies and individuals to reduce travel for either professional or personal reasons and drive higher prices in the supply chains we rely upon.

We are exposed to the impact of rising inflation rates, which could negatively affect our results of operations and our ability to invest and hold our cash.

The United States has recently experienced historically high levels of inflation. Additionally, recent trade disputes between the United States and other countries resulting in the imposition of increased tariffs on products imported into the U.S., and the ongoing conflicts between Russia and Ukraine and in the Middle East, have contributed to higher inflation.

The Consumer Price Index for All Urban Consumers, a widely followed inflation gauge published by the U.S. Bureau of Labor Statistics, increased by 2.8% from February 2024 to February 2025. The general effects of inflation on the global economy can be wide-ranging, evidenced by rising wages and rising costs of consumer goods and necessities. If the inflation rate continues to increase, this will result in, for example, increases in the cost of fuel, labor and other costs, which will adversely affect our expenses, such as employee compensation which accounts for a significant portion of our operating expenses.

Our fuel purchase, labor and airport operations contracts generally do not provide meaningful price protection against increases in costs. Our current policy is not to enter into transactions to hedge our fuel costs, although we review this policy from time to time based on market conditions and other factors. Accordingly, as of December 31, 2024 and December 31, 2023, we did not have any fuel hedging contracts outstanding to hedge our fuel costs. Additionally, we do not typically enter long-term labor agreements with our pilots or ground service personnel to fix our employee-related costs. We do not intend in the foreseeable future to enter into any future transactions to hedge the cost of fuel, and assuming we do not otherwise fix our labor costs, we will continue to be fully exposed to fluctuations in prices of material operating costs.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the sections entitled "*Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates*". The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments involve: valuation of our share-based compensation, fair value measurements of our debt and equity transactions; and income taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 1C: CYBERSECURITY

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. We have implemented and planned several cybersecurity processes, technologies, and controls to aid in our efforts to assess, identify, and manage such material risks.

As part of our overall approach to managing risks, we have implemented the following:

- Cybersecurity incident response plan and procedures

- Change management and software development life cycle ("SDLC") workflow across the Engineering release team

- Role-based access controls across enterprise systems

- Work with partners that have SOC1/SOC2 compliance standards around the management and processing of payment card industry ("PCI") and personally identifiable information ("PII") data

- Use of multi-factor authentication for accessing digital content across important roles in the enterprise

- Implementation of security frameworks to guard against business email compromise and device security to protect against malware, ransomware, and other risks across employees' devices

- Device management tools to centrally manage and update company-owned hardware assets

- Implementation of vulnerability scanning frameworks across digital and hardware assets across the enterprise

Also on our planned roadmap are the below-listed activities:

- Undertake regular reviews of our consumer-facing policies and statements related to cybersecurity

- Implement cybersecurity management and incident training for employees

- Conduct regular phishing email simulations for all employees and contractors with access to corporate email systems to enhance awareness and responsiveness to such possible threats

- Iterate our internal processes and response plans to calibrate with emerging threats/trends

As part of our overall approach to enhance our cybersecurity posture, we plan to regularly engage with assessors, consultants, and other third parties to assess and review our program to help identify areas for continued focus, improvement, and/or compliance. Additionally, we are working towards a comprehensive cybersecurity-specific risk assessment process, which helps identify our cybersecurity threat risks by mapping our processes to standards set by the National Institute of Standards and Technology ("NIST") and plan to align our digital assets to Center for Internet Security ("CIS") standards, as well as planned engagement with external entities to penetration test our information systems.

As of December 31, 2024, we have not experienced any material cybersecurity incidents and risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Company, including its business strategy, results of operations or financial condition. The expenses incurred from cybersecurity incidents, in which our SaaS infrastructure providers were targeted in larger attacks, were immaterial. This includes penalties and settlements, of which there were none. Additional information on cybersecurity risks we face can be found in Part I, Item 1A "Risk Factors" of this Report under the headings "We will rely on our information technology systems to manage numerous aspects of our business. A cyber-attack of these systems could disrupt our ability to deliver services to our customers and could lead to increased overhead costs, decreased sales and harm to our reputation" and "System failures, defects, errors or vulnerabilities in our website, applications, backend systems or other technology systems or those of third-party technology providers could harm our reputation and brand and adversely affect our business, financial condition and results of operations," which should be read in conjunction with the foregoing information.

Cybersecurity is an integral part of our risk management processes and an area of increasing focus for our Board and management. Our Board oversees the Company's enterprise risk management process, including the management of risks arising from cybersecurity threats.

Our Technology Steering Committee comprising executive leadership, business leaders, and IT is responsible for the oversight of risks from cybersecurity threats. The Technology Steering Committee meets regularly to discuss the risk management measures implemented by the Company to identify and mitigate data protection and cybersecurity risks. We have instituted a quarterly update to our Board members with an overview of the management of our cybersecurity threat risk and strategy processes covering topics such as security posture, progress towards risk-mitigation-related goals, and emerging threat risks or incidents and developments, as well as the steps management has taken to respond to such risks, if any. Pursuant to our cybersecurity incident response framework, we have protocols by which certain cybersecurity incidents that meet established reporting thresholds are escalated within the Company and, where appropriate, reported promptly to the Board, as well as ongoing updates regarding any such incident until it has been addressed. Members of the Board and the Technology Steering Committee are also encouraged to regularly engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs.

Our cybersecurity risk management and strategy processes are managed in collaboration between Technology and IT teams in close association with business team leads and the executive team. The global IT team is led by our VP of IT at the Company in collaboration with the VP of Technology at Southern. Such individuals collectively have 25 years of prior work experience in various roles involving managing information security, developing cybersecurity strategies, and implementing effective information and cybersecurity programs. We also work very closely with a Senior Advisor to the Board who has a CISSP certification for collaborating on strategies regarding cybersecurity risk management and mitigation.

We have a regular cadence between IT and Tech teams to collaborate on cybersecurity topics. In addition, we encourage communication and participation across the enterprise on cybersecurity-related topics and observations/recommendations. The cybersecurity incident response framework is updated as needed for alignment with current processes and communications.

ITEM 2: PROPERTIES

As of December 31, 2024, we leased aircraft, airport passenger terminal space, portions of and full aircraft hangars and other airport facilities in 45 U.S. airports. We lease our main office and all of the properties on which we operate air mobility services. Our main office is located in a 5,500 square foot facility at 12111 S. Crenshaw Blvd, Hawthorne, CA 90250. The lease of this facility expires in August 2026. Southern's headquarters is located in a leased workspace in Palm Beach, Florida. The lease of this facility expires in April 2025. In February 2025, the Company relocated its air operations center to Addison, Texas. The lease of this facility expires in January 2028.

ITEM 3: LEGAL PROCEEDINGS

From time to time, we have in the past and may in the future become subject to legal proceedings or claims arising in the ordinary course of our business. Other than as set out in Item 8 of Part II, "Financial Statements and Supplementary Data - Note 15 - Commitments and Contingencies - Legal Contingencies," we are not currently a party to any legal proceedings, the outcome of which, if determined adversely, we believe would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange under the symbol "SRFM."

Holders of Record

As of March 14, 2025, there were approximately 228 stockholders of record of our common stock. The number of record does not include persons who held shares of our common stock in nominee or "street name" accounts through brokers.

Dividend Policy

The payment of cash dividends in the future will be dependent upon our revenue and earnings, if any, capital requirements and general financial condition. Our board of directors currently intends to retain any future earnings to support operations and to finance the growth and development of our business and does not intend to pay cash dividends on our common stock for the foreseeable future. The payment of any cash dividends will be within the discretion of our board of directors.

Stock Performance Graph

The following performance graph shows a comparison from July 27, 2023 (the date our common stock commenced trading on the New York Stock Exchange) through December 31, 2024, of the cumulative total return for our common stock, the NYSE Composite Index and the S&P 500 Airlines Industry Index.


COMPARISON OF CUMULATIVE TOTAL RETURN
Surf Air Mobility Inc
NYSE
S&P 500 Airlines Index
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
JULY 27, 2023
SEPTEMBER 29, 2023
DECEMBER 31, 2023
MARCH 31, 2024
JUNE 30, 2024
SEPTEMBER 30, 2024
DECEMBER 31, 2024

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis reflects the historical results of operations and financial position of Surf Air Mobility Inc., and its consolidated subsidiaries. Prior to the Internal Reorganization (as defined below) on July 21, 2023, these results comprised the operations of Surf Air Global Limited, the predecessor to Surf Air Mobility Inc. References in this section to the "Company", "we" or "our" refer to Surf Air Mobility Inc. and its consolidated subsidiaries, including Southern Airways Corporation. Unless otherwise indicated, all dollar amounts are set forth in thousands, except share and per share data.

The following discussion and analysis is intended to help the reader understand the Company's results of operations and financial condition. This discussion and analysis is provided as a supplement to, and should be read in conjunction with, the information included in Item 8 Financial Statements and Supplementary Data in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K, including information with respect to the Company's plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. The Company's actual results and outcomes, and the timing of its results and outcomes, may differ materially from management's expectations as a result of various factors, including but not limited to those discussed in the sections entitled "Risk Factors" and "Special Note Regarding Forward-Looking Statements" included within this Annual Report on Form 10-K.

Overview of the Business

Surf Air Mobility Inc. ("Surf Air Mobility", the "Company", "us", "we" or "our") is a regional air mobility platform that aims to transform regional flying. The Company is currently comprised of its Air Mobility business, with the goal of further developing and enhancing its service and technology offerings through its Air Technology business.

The Air Mobility business is an established regional air mobility platform providing scheduled service and an on-demand charter marketplace to passengers in the U.S. and globally. Current initiatives surrounding the Air Technology business seek to drive an innovative platform developing a proprietary, AI-enhanced aviation software operating system as well as technology and services to enable electrification across the regional air mobility sector.

The Company was incorporated in 2021 and became the ultimate parent of both Surf Air Global Limited ("Surf Air") and Southern Airways Corporation ("Southern") in July of 2023 following the Company's public listing on the New York Stock Exchange ("NYSE"). For 2024, the Company's combined network served over 370,000 passengers with approximately 72,000 scheduled departures. We expect the combination of our legacy networks will continue to provide the basis for our expanded, nationwide regional air mobility platform.

Our predecessor company, Surf Air, was formed in 2016 and prior to its reorganization into Surf Air Mobility, aimed to expand the category of regional air travel, connecting underutilized regional airports and private terminals to create a "shared private" customer experience and a high frequency "commercial-like" air service, using small turboprop aircraft. Surf Air provided both scheduled routes and on-demand charter flights operated by third parties that operate under Part 135 of Title 14 of the U.S. Code of Federal Regulations ("Part 135"). Surf Air drove the early stages of development of our current efforts to develop electrified powertrain technology, including the establishment of relationships with key commercial partners who, as a group, we believe can deliver novel hardware and software solutions that can make electrified flight possible for operators across the Part 135 industry, starting with our owned and operated fleet.

Internal Reorganization

On July 21, 2023, SAGL Merger Sub Inc., a wholly-owned subsidiary of the Company, was merged with and into Surf Air, after which Surf Air became a wholly-owned subsidiary of the Company (the "Internal Reorganization").

Pursuant to the Internal Reorganization, all ordinary shares of Surf Air outstanding as of immediately prior to the closing, were canceled in exchange for the right to receive shares of the Company's common stock and all rights to receive ordinary shares of Surf Air (after giving effect to the conversions) were exchanged for shares of the Company's common stock (or warrants, options or RSUs to acquire the Company's common stock, as applicable) at a ratio of 22.4 Surf Air shares to 1 share of the Company's common stock. Such conversions, as they relate to the ordinary shares of Surf Air, and all rights to receive ordinary shares, have been reflected as of all periods presented herein.

On July 27, 2023, the Company's common stock was listed for trading on the NYSE.

As the Internal Reorganization took place on July 21, 2023, the financial statements presented herein reflect the financial position, results of operations and cash flows of Surf Air, the predecessor to the Company, for all periods prior to July 21, 2023. Following the Internal Reorganization, the financial position, results of operations and cash flows are those of the Company.

Reverse Stock Split

On August 16, 2024, the Company effected a seven-for-one reverse stock split for all shares of the Company's common stock issued and outstanding. As a result of the reverse stock split, every seven shares of the Company's old common stock were converted into one share of the Company's new common stock. Fractional shares resulting from the reverse stock split were settled by cash payment.

Options, and other like awards, to purchase the Company's common stock were also adjusted in accordance with their terms to reflect the reverse stock split.

Adjustments resulting from the reverse stock split have been retroactively reflected as of all periods presented herein.

Southern Acquisition

On July 27, 2023 (the "Acquisition Date"), immediately prior to the Company's listing on the NYSE and after the consummation of the Internal Reorganization, the Company effected the acquisition of all equity interests of Southern Airways Corporation ("Southern"), whereby a wholly-owned subsidiary of the Company merged with and into Southern, after which Southern became a wholly-owned subsidiary of the Company (the "Southern Acquisition"). Pursuant to the agreement to acquire Southern, Southern stockholders were to receive 2,321,428 shares of the Company's common stock, which was based on the aggregate merger consideration of $81.25 million at the $35.00 per share opening price on the first day of trading of the Company's common stock. In total, 2,321,423 shares of Company common stock were issued to former Southern shareholders while the remaining amount was paid out in cash in lieu of fractional shares to those shareholders on a pro rata basis.

Southern is a scheduled service commuter airline serving cities across the United States that is headquartered in Palm Beach, Florida and commenced flight operations in June 2013. It is a certified Part 135 operator that operates a fleet of over 50 aircraft, including the Cessna Caravan, the Cessna Grand Caravan, the Pilatus PC-12, and the Tecnam Traveller. Southern provides both seasonal and full-year scheduled passenger air transportation service in the Mid-Atlantic and Gulf regions, Rockies and West Coast, and Hawaii, with select routes subsidized by the United States Department of Transportation ("U.S. DOT") under the Essential Air Service ("EAS") program.

Following the Southern Acquisition, the Company operates a combined regional airline network servicing U.S. cities across the Mid-Atlantic, Gulf South, Midwest, Rocky Mountains, West Coast, New England and Hawaii.

The results of operations of Southern are included in the Company's consolidated financial statements from the date of acquisition, July 27, 2023, through December 31, 2024. *For historical financial information of Southern prior to the Acquisition Date, refer to the sections entitled "Unaudited Condensed Consolidated Financial Statements for Southern Airways Corporation" and "Audited Financial Statements for Southern Airways Corporation as of December 31, 2022 and 2021 and for the Years Ended December 31, 2022 and 2021" in the Form 8-K/A filed August 29, 2023.*

2024 Operating Environment

Since 2020, the Company has been incurring expenses to support the development of the technology of its digital platform with the aim of enabling the regional air mobility market to operate at scale and to enhance the user's ability to make informed decisions based on multiple first and third party data sources as well as connected aircraft, and the Company expects these development expenses to continue to be incurred. Additionally, the Company is developing fully-electric and hybrid-electric powertrain technologies with its commercial partners to electrify existing fleets and new aircraft. As a result, the Company expects to incur significant costs in the future to support the development of this technology.

In addition to incremental costs incurred in the execution of the Company's near and long-term business strategy, the Company has experienced inflationary pressures, which have materially increased the Company's costs for aircraft fuel, wages and benefits and other goods and services critical to its operations during 2023 and 2024 and believes perceived recessionary risks have impacted the 2024 results. For example, perceived recessionary risks may cause companies and individuals to reduce travel for either professional or personal reasons, and drive higher prices in the supply chain the Company relies upon. In addition, the Company incurred greater than expected losses and negative cash flows from operating activities during 2024 due to inefficient aircraft utilization, primarily caused by an underutilization of pilots and a shortage of maintenance personnel and critical aircraft components, which, in aggregate, have challenged the Company's ability to serve its customers as desired and, in turn, cover expenses, specifically related to its scheduled service offerings.

As such, the extent to which global events and market inflationary impacts will affect our financial condition, liquidity and future results of operations is uncertain. Given the uncertainty regarding the length, and intensity, of these factors, the Company cannot reasonably estimate their impact on its future results of operations, cash flows or financial condition. The Company continues to actively monitor its financial condition, liquidity, operations, suppliers, industry and workforce. As the Company does not currently, and does not intend in the foreseeable future to, enter into any transactions to hedge fuel costs, or otherwise fix labor costs, the Company will continue to be fully exposed to fluctuations in prices of material operating costs.

During January 2025, the Company utilized an abundance of caution and voluntarily cancelled a significant number of scheduled flights due to maintenance concerns. The Company took actions to mitigate these concerns and returned its operations to full schedule during the first quarter of 2025. The most significant financial impacts of these cancellations have been lost revenues, lost operating income, decreased operating cash flows, and unplanned maintenance costs.

Key Operating Measures

In addition to the data presented in our consolidated financial statements, we use the following key operating measures commonly used throughout the air transport industry to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions. The following table summarizes key operating measures for each period presented below, which are unaudited.

| | Year Ended December 31, | | Change | |
	2024	2023	Increase/ Decrease	%
Scheduled Flight Hours[1]	67,918	34,388	33,530	98%
On-Demand Flights[2]	3,515	2,831	684	24%
Scheduled Passengers[3]	353,077	176,131	176,946	100%
Headcount[4]	703	833	(130)	(16)%
Scheduled Departures[5]	69,000	31,476	37,524	119%

[1] Scheduled Flight Hours represent actual flight time from takeoff through landing that were flown in the period and excludes departures for maintenance or repositioning events. This metric only measures flight hours for flights that generated scheduled revenue and does not include flight hours for flights that generated on-demand revenue.
[2] On-Demand Flights represent the number of flights that generate on-demand revenue taken by customers on the Company's aircraft or third-party operated aircraft during the period.
[3] Scheduled Passengers represent the number of passengers flown during the period for scheduled service.
[4] Headcount represents all full-time and part-time employees at the end of the period.
[5] Scheduled Departures represent the number of takeoffs in the period, agnostic of operator and excludes departures for maintenance or repositioning events. This metric only measures takeoffs that generated scheduled revenue and does not include takeoffs that generated on-demand revenue.

Results of Operations

Results of the Company's Operations for the Years Ended December 31, 2024 and 2023

The following table sets forth our consolidated statements of operations data for the years ended December 31, 2024 and 2023 (*in thousands, except percentages*):

| | Year Ended December 31, | | Change | |
	2024	2023	$	%
Revenue	$ 119,425	$ 60,505	$ 58,920	97%
Operating expenses:				
Cost of revenue, exclusive of depreciation and amortization	109,934	61,918	48,016	78%
Technology and development	24,041	20,850	3,191	15%
Sales and marketing	7,514	10,028	(2,514)	(25)%
General and administrative	29,851	100,669	(70,818)	(70)%
Depreciation and amortization	8,341	3,762	4,579	122%
Impairment of goodwill	—	60,045	(60,045)	(100)%
Total operating expenses	179,681	257,272	(77,591)	(30)%
Operating loss	(60,256)	(196,767)	136,511	(69)%
Other income (expense):				
Changes in fair value of financial instruments carried at fair value, net	(11,732)	(50,230)	38,498	(77)%
Interest expense	(8,617)	(2,969)	(5,648)	(190)%
Gain (loss) on extinguishment of debt	5,398	(326)	5,724	(1,756)%
Other income (expense)	12	(3,708)	3,720	(100)%
Total other income (expense), net	(14,939)	(57,233)	42,294	(74)%
Loss before income taxes	(75,195)	(254,000)	178,805	(70)%
Income tax benefit	287	3,304	(3,017)	(91)%
Net loss	$ (74,908)	$ (250,696)	$ 175,788	(70)%

Revenue

Revenue increased by $58.9 million, 97%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase in revenue was attributable to the following changes in on-demand and scheduled revenues (in thousands, except percentages):

| | Year Ended December 31, | | | | Change | |
	2024		2023		$	%
Scheduled	$	90,735	$	39,397	$ 51,338	130%
On-Demand		28,690		21,108	7,582	36%
Total revenue	$	119,425	$	60,505	$ 58,920	97%

Scheduled revenue increased by $51.3 million, or 130%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. Absent the impact of the Southern Acquisition, the total scheduled revenue decreased by $0.6 million, or -17%, which was primarily attributable to a decline in our membership subscription base.

The impact of the Southern Acquisition contributed an increase of $52 million, or 146%, to scheduled revenue primarily related to EAS revenue of $30.3 million, passenger revenue of $20.2 million, and other revenue of $1.5 million, due to the results of Southern only being included for the period from July 27 to December 31, 2023 for purposes of the Company's 2023 financial results.

On-demand revenue increased by $7.6 million, or 36%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. Of the total 3,515 on-demand charter flights, absent the impact of the Southern Acquisition, the Company conducted 2,478 on-demand charter flights during the year ended December 31, 2024 compared to 2,282 on-demand charter flights during the year ended December 31, 2023.

The increase in on-demand charter flights, absent the impact of the acquisition of Southern, was driven by increases in marketing efforts for our on-demand products and other service offerings, and was the primary driver accounting for roughly $5.5 million of the total on-demand revenue increase period over period.

The impact of the Southern Acquisition was to contribute an increase of $1.6 million to on-demand revenue during the year ended December 31, 2024 for trips in the Hawaii-based operations focusing on providing route services for construction crews, school events and leisure travel.

Operating Expenses

Cost of Revenue, exclusive of depreciation and amortization

Cost of revenue increased by $48 million, or 78%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. Of the total 3,515 on-demand charter flights, absent the impact of the acquisition of Southern, the Company conducted 2,478 on-demand charter flights in the year ended December 31, 2024 an increase from 2,282 for the year ended December 31, 2023, which resulted in a $5.8 million increase in cost of revenue associated with Company on-demand charter flights.

The Southern Acquisition contributed to an increase in cost of revenue of $43.9 million, or 129%, during the year ended December 31, 2024 primarily due to aircraft expenses of $25.2 million, pilot expenses of $10.9 million, customer care expenses of $5.4 million, station expenses of $1.9 million, reservation systems of $0.9 million, and passenger re-accommodation expenses of $0.5 million.

Technology and Development

Technology and development expenses increased by $3.2 million, or 15%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase was driven primarily by an increase in expenses related to software development work with Palantir of $4.1 million. These increases were partially offset by a decrease in labor and labor related expenses for the technology team of $0.9 million due to a decrease in headcount.

Sales and Marketing

Sales and marketing expenses decreased by $2.5 million, or -25%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to a decrease in brand awareness and strategic digital marketing expenses of $0.5 million and a $2.0 million decrease in management incentive plan expenses.

General and Administrative

General and administrative expenses decreased by $70.8 million, or -70%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The primary drivers of the decrease in general and administrative expenses were a decrease in stock-based compensation expense of $54.3 million and decreases in transaction related costs associated with the Company's public listing, of $22.0 million. These decreases were partially offset by an increase in professional fees not associated with the Company's public listing of $3.5 million due to a higher volume of corporate transactions during the year ended December 31, 2024.

Depreciation and Amortization

Depreciation and amortization expenses increased by $4.6 million, or 122%, for the year ended December 31, 2024, compared to the year ended December 31, 2023 primarily due to depreciation of engines and aircraft, as well as amortization of intangibles acquired in the Southern Acquisition for the full twelve months during year ended December 31, 2024.

Impairment of Goodwill

The Company recorded impairment charges to previously recorded goodwill of its Southern business unit of $60.0 million during the year ended December 31, 2023 as a result of the identification of impairment indicators during the fourth quarter of 2023. No such charges were recorded during the year ended December 31, 2024.

Other Income/(Expense)

Other expense, net decreased by $42.3 million, or -74%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. There are two primary drivers for the decrease in other expense:

- $38.5 million decrease in changes in fair value of financial instruments due to valuation adjustments recorded during the first half of 2023, and upon settlement of convertible notes and SAFEs as part of the Company's direct listing;

- $3.7 million decrease in other expense, primarily due to a stock-based expense of $3.2 million to Tuscan Holdings in full satisfaction of the termination of a business combination agreement during the year ended December 31, 2024.

Net Loss

The total decrease in net loss of $175.8 million for the year ended December 31, 2024 compared to the year ended December 31, 2023 is primarily due to a reduction of expenses as described above, including reductions in goodwill impairment of $60.0 million, decreases in general and administrative expenses of $70.8 million, and decreases in other expenses of $42.3 million.

Cash Flow Analysis

The following table presents a summary of our cash flows (*in thousands*):

| | Year Ended December 31, | |
	2024	2023
Net cash provided by (used in):		
Operating activities	$ (54,322)	$ (64,371)
Investing activities	(3,609)	(7,100)
Financing activities	77,175	72,990
Net change in cash and cash equivalents	$ 19,244	$ 1,519

Cash Flow from Operating Activities

For the year ended December 31, 2024, net cash used in operating activities was $54.3 million, driven by a net loss of $74.9 million, net reversals of $6.0 million in non-cash stock-based compensation, and a $4.3 million reduction in deferred revenue. These operating outflows were partially offset by changes in fair value of financial instruments of $11.7 million, increases in accrued expenses and other current liabilities of $8.4 million, and depreciation and amortization expenses of $8.3 million.

For the year ended December 31, 2023, net cash used in operating activities was $64.4 million, driven by a net loss of $250.7 million and a $2.1 million reduction in operating lease liabilities. These operating outflows were partially offset by non-cash changes in fair value of financial instruments of $50.2 million, non-cash impairment of goodwill of $60.0 million, non-cash stock-based compensation expenses of $48.3 million, increases in accounts payable and other liabilities of $28.6 million, increases in depreciation and amortization of $1.1 million, and increases in prepaid expenses and other current assets of $0.7 million.

In 2023, the Southern Acquisition resulted in net cash outflows from operating activities of $3.9 million. This was primarily driven by a $3.3 million reduction in deferred income taxes and a net loss of $4.6 million. These were mostly offset by increases in depreciation and amortization of $2.7 million, and non-cash operating leases of $1.5 million.

Net cash used in operating activities decreased period over period by $10.1 million, driven by a $175.8 million decrease in net loss. This was largely offset by a decrease of $38.5 million in non-cash changes in fair value of financial instruments, a decrease of $60.0 million in impairment of goodwill charges, decreases of $54.2 million in non-cash stock-based compensation expenses, and a decrease of $10.5 million in changes in accrued expenses and other liabilities.

Cash Flow from Investing Activities

For the year ended December 31, 2024, net cash used in investing activities was $3.6 million, a decrease of $3.5 million compared to the year ended December 31, 2023, driven by an increase of $10.5 million in cash from sales of fixed assets and partially offset by an increase in fixed asset purchases of $4.2 million and $2.2 million in internal use software development costs. Totals for 2023 include $0.7 million in net cash received from the Southern Acquisition.

Cash Flow from Financing Activities

For the year ended December 31, 2024, net cash provided by financing activities was $77.2 million due to proceeds from borrowings under long term debt agreements, net of repayments, of $36.2 million, borrowings from related parties of $34.5 million, net proceeds of $2.8 million from collateralized borrowings, and proceeds from the GEM share purchase agreement of $3.9 million.

For the year ended December 31, 2023, net cash provided by financing activities was $73.0 million from proceeds from the issuance of preferred shares, common stock, and exercise of share options of $30.2 million, proceeds from borrowings of SAFE and convertible notes of $11.7 million, proceeds from borrowings due to related parties of $22.4 million, and proceeds from the GEM share purchase agreement of $10.2 million. These factors were offset by $1.5 million due to payments on long-term debt and amounts due under finance leases acquired from Southern.

Net cash provided by financing activities increased period over period by $4.2 million, primarily driven by increases in net borrowings of long term debt of $37.5 million and a $12.0 million increase in borrowings from related parties. These increases were partially offset by reductions in proceeds from the GEM Purchase of $25.0 million, reductions in proceeds from the Share Purchase Agreement of $6.3 million, an $8.0 million reduction in borrowings under convertible note agreements, and a $3.7 million reduction in proceeds from SAFE instruments and the sale of convertible preferred shares.

Liquidity and Capital Resources

The Company has incurred losses from operations, negative cash flows from operating activities and has a working capital deficit. In addition, the Company is currently in default of certain excise and property taxes as well as certain debt obligations. These tax and debt obligations are classified as current liabilities on the Company's Consolidated Balance Sheets as of December 31, 2024 and December 31, 2023. As discussed in Note 15, *Commitments and Contingencies*, on May 15, 2018, the Company received a notice of a tax lien filing from the Internal Revenue Service ("IRS") for unpaid federal excise taxes for the quarterly periods from October 2016 through September 2017 in the amount of $1.9 million, including penalties and interest as of the date of the notice. The Company agreed to a payment plan (the "Installment Plan") whereby the IRS would take no further action and remove such liens at the time such amounts have been paid. In 2019, the Company defaulted on the Installment Plan. Defaulting on the Installment Plan can result in the IRS nullifying such plan, placing the Company in default and taking collection action against the Company for any unpaid balance. The Company is currently in default of these obligations, with a total outstanding federal excise tax liability, including accrued penalties and interest, of $7.7 million included in accrued expenses and other current liabilities on the Consolidated Balance Sheet as of December 31, 2024. The Company has also defaulted on its property tax obligations in various California counties in relation to fixed assets, plane usage and aircraft leases. The Company's total outstanding property tax liability including penalties and interest is approximately $1.6 million as of December 31, 2024. Additionally, Los Angeles County has imposed a tax lien on four of the Company's aircraft due to the late filing of the Company's 2022 property tax return. As of December 31, 2024, the amount of property tax, interest and penalties related to the Los Angeles County tax lien for all unpaid tax years was approximately $1.1 million. The Company is in the process of remediating the late filing and payment of the property taxes due to Los Angeles County. As of December 31, 2024, the Company was also in default of the Simple Agreements for Future Equity with Token allocation ("SAFE-T") note, where the note matured in July 2019 (see Note 11, *Financing Arrangements*). The SAFE-T note is subordinate to the Company's Convertible Note Purchase Agreement (see Note 11, *Financing Arrangements*); therefore, the Company cannot pay the outstanding balance prior to paying amounts due under the Convertible Note Purchase Agreement. The SAFE-T note had an outstanding principal amount of $0.5 million as of December 31, 2024 and December 31, 2023.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The airline industry and the Company's operations are cyclical and highly competitive. The Company's success is largely dependent on the ability to raise debt and equity capital, achieve a high level of aircraft and crew utilization, increase flight services and the number of passengers flown, and continue to expand into regions profitably throughout the United States.

The Company's prospects and ongoing business activities are subject to the risks and uncertainties frequently encountered by companies in new and rapidly evolving markets. Risks and uncertainties that could materially and adversely affect the Company's business, results of operations or financial condition include, but are not limited to the ability to (i) raise additional capital (or financing) to fund operating losses, (ii) refinance its current outstanding debt, (iii) maintain efficient aircraft utilization, primarily through the proper utilization of pilots and managing market shortages of maintenance personnel and critical aircraft components, (iv) sustain ongoing operations, (v) attract and maintain customers, (vi) integrate, manage and grow recent acquisitions and new business initiatives, (vii) obtain and maintain relevant regulatory approvals, and (viii) measure and manage risks inherent to the business model.

The Company has historically funded its operations and capital needs primarily through the net proceeds received from the issuance of various debt instruments, convertible securities, related party funding, and preferred and common share financing arrangements. During the year ended December 31, 2023, the Company received $8 million under a convertible note purchase agreement with Partners for Growth V, L.P. ("PFG"), $25.0 million through the Share Purchase Agreement with GEM Global Yield LLC SCS ("GEM") and $10.2 million in advances and draws under the second amended and restated Share Purchase Agreement with GEM (see Note 12, *Share Purchase Agreement, GEM Purchase, and Mandatory Convertible Security*). During the year ended December 31, 2024, the Company received an additional $2.5 million in advances under the second amended and restated Share Purchase Agreement with GEM. The Company had previously filed a Form S-1 registration statement (File No. 333-275434) with the SEC, registering up to 42,857,143 shares of the Company's common stock, which represents the balance of the full amount of shares of common stock that the Company estimated could be issued and sold to GEM for advances under the Share Purchase Agreement, plus the amount of shares the Company estimated could be sold to GEM for $50.0 million under the Share Purchase Agreement, (the "Prior Registration Statement"). In connection with the GEM Mandatory Convertible Security (see Note 12, *Share Purchase Agreement, GEM Purchase, and Mandatory Convertible Security*), the Company deregistered all of the shares registered but unsold under the Prior Registration Statement on June 4, 2024. The combined 46,428,571 shares contemplated under the Prior Registration Statement have been included in a Form S-1 Registration Statement (File No. 333-279929), which was declared effective by the SEC on August 7, 2024. As of December 31, 2024, the contractual terms allow the Company to make further advances of up to $97.5 million under the Share Purchase Agreement. Additionally, the Company has the ability to draw an additional $298.6 million under the Share Purchase Agreement, subject to daily volume limitations and GEM's requirement to hold less than 10% of the fully-diluted shares of the Company. As of December 31, 2024, GEM held 0% of the then fully-diluted shares of the Company. At December 31, 2024, the daily volume limitations under the Share Purchase Agreement significantly restricted our ability to take additional draws under the Share Purchase Agreement to approximately 293 thousand shares per draw. Additionally, the Company's ability to draw upon the Share Purchase Agreement is contingent on the Company's common stock being listed on a national exchange. The Company is currently attempting to resolve one listing requirement violation with the New York Stock Exchange. While not currently subject to de-listing, the Company's inability to cure this listing requirement violation would impact its ability to raise capital through the Share Purchase Agreement.

Additionally, during the year ended December 31, 2024, the Company entered into a credit agreement with certain affiliates of Comvest Partners, as lenders, pursuant to which the Company borrowed $44.5 million under a four-year term loan, and $5.5 million of delayed draw commitments.

The Company is currently implementing operational improvements and stringent operating expenses management to improve the profitability of its airline operations. In parallel, the Company is advancing its technology initiatives, including its software technology platform and Caravan electrification programs. In addition, the Company continues to evaluate strategies to obtain additional funding for future operations. These strategies may include, but are not limited to, obtaining additional equity financing, issuing additional debt or entering into other financing arrangements, forming joint venture and other partnerships, and restructuring of operations to grow revenues and decrease expenses. There can be no assurance that the Company will be successful in achieving its strategic plans, or that new financing will be available to the Company in a timely manner or on acceptable terms, if at all. If the Company is unable to raise sufficient financing when needed or events or circumstances occur such that the Company does not meet its strategic plans or, the Company will be required to take additional measures to conserve liquidity, which could include, but not necessarily limited to, reducing certain spending, altering or scaling back development plans, including plans to equip regional airline operations with fully-electric or hybrid-electric aircraft, or reducing funding of capital expenditures, which could have a material adverse effect on the Company's financial position, results of operations, cash flows, and ability to achieve its intended business objectives. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

The Company's capital expenditures in 2024 and in 2023 were limited to payments made for aircraft purchases under the TAI Aircraft Supply Agreement, aircraft supply deposits, aircraft parts, engines, immaterial purchases and internally developed software. The Company intends to invest significantly in expansion of its network footprint and in development of electrified powertrain technology and its commercial platform. Expansion of the network will require acquisition of aircraft over the next five years with an expected cost of approximately $0.3 billion. The Company has an order in place with TAI for 90 Cessna Grand Caravan aircraft with an option for an additional 26 Cessna Grand Caravan aircraft, with expected delivery taken over the next five years. The Company took delivery of four aircraft under this agreement during 2024. As of December 31, 2024, the Company had made deposits of $2.0 million for aircraft that are scheduled to be delivered in 2026. The Company may finance these aircraft through Jetstream Aviation Capital, with which the Company currently has a sale-leaseback financing arrangement of up to $450 million, and additional debt facilities that it intends to obtain. See the section entitled "*Risk Factors — Risks Related to Our Financial Position and Capital Requirements — Our past financial results may not be a reliable indicator of our future results.*" The Company has engaged AeroTEC to develop fully-electric and hybrid-electric Supplemental Type Certificates ("STCs") for the Cessna Grand Caravan in partnership with TAI.

Commitments

The Company has entered into various contractual arrangements related to the build-out of the Company's air service fleet, the development of its proprietary hybrid and electric aircraft technology, and the build out of its aircraft as a service platform. These arrangements include commitments for payments pursuant to licensing agreements, which routinely contain provisions for guarantees or minimum expenditures during the terms of the contracts. The Company also enters into long-term debt arrangements that include periodic interest and principal payments. Additionally, the Company routinely enters into noncancelable lease agreements for aircraft and operating locations, which contain minimum rental payments.

The following table summarizes the Company's contractual commitments and obligations *(in thousands)* :

	Total	2025	2026	2027	2028	2029	Thereafter
Long-term debt	$ 64,593	$ 2,543	$ 2,676	$ 12,032	$ 45,669	$ 421	$ 1,252
Operating leases	20,690	6,561	4,603	3,158	2,219	2,218	1,931
Finance leases	1,537	389	372	336	264	176	—
Repayment of related party term loans	50,000	—	—	—	50,000	—	—
Repayment of convertible notes	8,034	—	—	—	8,034	—	—
Minimum payments under aircraft supply agreements	283,800	3,000	13,200	13,200	13,200	62,700	178,500
Minimum payments under data license agreements	9,500	9,500	—	—	—	—	—
Minimum payments under sales and marketing agreements	40,000	15,000	10,000	10,000	5,000	—	—
Minimum payments under technology development agreements	27,400	8,400	8,000	8,000	3,000	—	—
Total	$ 505,554	$ 45,393	$ 38,851	$ 46,726	$ 127,386	$ 65,515	$ 181,683

Critical Accounting Policies and Estimates

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reported period.

Our management believes that the accounting estimates listed below are those that are most critical to the portrayal of our financial condition and results of operations, and that require management's most difficult, subjective and complex judgments in estimating the effect of inherent uncertainties.

Goodwill

We have made acquisitions in the past that included goodwill. Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is not amortized but is subject to an annual (or under certain circumstances more frequent) impairment test in the fourth quarter based on its estimated fair value. We test more frequently if there are indicators of impairment, or whenever such circumstances suggest that the carrying value of goodwill may not be recoverable. Examples of such events and circumstances that we would consider include the following:

- macroeconomic conditions such as deterioration in general economic conditions, limitations on accessing capital, or other developments in equity and credit markets;

- industry and market considerations such as a deterioration in the environment in which we operate, an increased competitive environment, a decline in market-dependent multiples or metrics (considered in both absolute terms and relative to peers), a change in the market for our products or services, or a regulatory or political development;

- cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows;

- overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods; and

- other relevant entity-specific events such as changes in management, key personnel, strategy, or customers.

An entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (that is, a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the impairment test is unnecessary. Goodwill is tested at a level of reporting referred to as "the reporting unit." Following the Southern Acquisition, we created a new reporting unit for Southern on the basis of the availability of discrete financial information and the timing of integrating the operations of Southern into our operations. All goodwill originally recorded for the Southern Acquisition was allocated to this reporting unit.

Shortly after the Southern Acquisition, the Company performed its annual goodwill impairment assessment on a qualitative basis as of October 1, 2023, and concluded that it was not more likely than not that the fair value of the reporting unit was less than its carrying value. This conclusion was primarily based on the operations of Southern being consistent with forecasts existing as of the acquisition date and the Company's plans to re-fleet and expand Southern's operations. Subsequent to this analysis, the Company identified indicators of impairment of the Southern reporting unit as of December 31, 2023. This was based on operational challenges that were expected to be remediated in the fourth quarter, such as: additional delays of aircraft maintenance due to the unavailability of parts, which resulted in a higher cancellation rate of scheduled flights. These delays were expected to, and did, continue into 2024. Additionally, we incurred higher cash requirements than expected to fund the operations of the Southern reporting unit during the fourth quarter of 2023, primarily due to higher maintenance costs. Further, unplanned delays in aircraft deliveries under the Textron aircraft supply agreement, including December 2023 cancellations of both firm deliveries and additional purchase options, have delayed re-fleeting efforts. Indicators of impairment also include a decline in the market price of our common stock and corresponding continued decline in our market capitalization from the date of the Southern Acquisition. As a result, we determined that it was more likely than not that the fair value of the Southern reporting unit was lower than its carrying value. As a result, the Company performed a quantitative assessment to compare the fair value of the reporting unit to its carrying amount as of December 31, 2023. The Company concluded that the carrying value of the Southern reporting unit exceeded its fair value and, as such, recorded a $60.0 million impairment of goodwill in its Southern reporting unit during the fourth quarter of 2023.

As of December 31, 2024, we had no remaining goodwill balance. The fair value of goodwill in the impairment test was determined using a combination of an income approach, which estimates fair value based upon projections of future revenues, expenses, and cash flows discounted to their respective present values, and a market approach. The valuation methodology and underlying financial information included in our determination of fair value required significant judgments by management. The principal assumptions used in our discounted cash flow analysis consisted of (a) long-term projections of financial performance, inclusive of scheduled completion factors and prospective operating cost assumptions and (b) the weighted-average cost of capital of market participants, adjusted for the risk attributable to us and the industry in which we operate. Under the market approach, the principal assumption included an estimate of a control premium.

Stock-Based Compensation

We grant stock options, warrants, restricted stock units ("RSUs") and performance-based restricted stock units ("PRSUs") to certain employees, as well as non-employees (including directors and others who provide services to us) under our stock plans. We recognize compensation expense resulting from stock-based payments over the period for which the requisite services are provided.

Stock Options and Warrants

We use the Black-Scholes option pricing model to estimate the fair value of the stock options and warrants at the measurement date. The grant date is deemed to be the appropriate measurement date for stock options issued to employees and non-employees. We have elected to account for forfeitures as they occur.

The use of the Black-Scholes option pricing model requires the use of subjective assumptions, including the following:

- *Fair Value of Common Stock*—Prior to the Company's direct listing, the absence of an active market for our common stock required us to estimate the fair value of our common stock. See the subsection titled "common stock Valuations" below. For valuations completed subsequent to the direct listing, the fair value of each share of underlying common stock is based on the closing price of our common stock as reported on the date immediately preceding the date of grant.

- *Risk-Free Interest Rate*—The yield on actively traded non-inflation indexed U.S. Treasury notes with the same maturity as the expected term of the underlying options was used as the average risk-free interest rate.

- *Expected Term*—The expected term of options granted to employees was determined based on management's expectations of the options granted, which are expected to remain outstanding. Where appropriate, we calculated the expected term using the simplified method for "plain vanilla" stock option awards.

- *Expected Volatility*—Given our limited trading history subsequent to the direct listing, there is limited substantive share price history to calculate volatility and, as such, we have elected to use an approximation based on the volatility of other comparable public companies, which compete directly with us, over the expected term of the options.

- *Dividend Yield*—We have not issued regular dividends on common shares in the past nor do we expect to issue dividends in the future. As such, the dividend yield has been estimated to be zero.

We will continue to use judgment in evaluating the expected volatility and expected terms utilized in our stock-based compensation expense calculations on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates, which could materially impact our future stock-based compensation expense. Additionally, had we arrived at different assumptions of stock price volatility or expected lives of our stock options, our stock-based compensation expense and results of operations may be materially different.

Restricted Stock Units

The fair value of RSUs is estimated based on the fair value of our common stock on the grant date. Estimating the grant date fair value of the common stock underlying RSU grants prior to our direct listing was highly judgmental due to the lack of an observable market for our common stock. Prior to our direct listing, the fair value of the Company's common stock was determined by considering a number of objective and subjective factors including: contemporaneous third-party valuations of our common stock, sales of our redeemable convertible preferred stock to outside investors in arms-length transactions, the Company's operating and financial performance, the lack of marketability, and the general and industry-specific economic outlook, amongst other factors. Estimating the grant date fair value of the RSUs, including the PSUs discussed below, was highly sensitive due to the volume of RSUs granted and increasing fair value of our common stock as we approached our direct listing. For RSUs granted prior to the Company's direct listing, all awards were deemed to have vested upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition tied to the direct listing.

Subsequent to our direct listing, the fair value of our RSUs is based on the stock price on the day immediately preceding the date of grant, there will no longer be a significant level of judgment involved that could impact the fair value of the RSUs or expense incurred.

Performance-Based Restricted Stock Units

In July 2023, we granted PRSUs to each of our three founders ("Founder PRSUs"). In October 2023, we granted 28,571 additional PRSUs as part of a hiring grant to an executive under the 2023 Plan. These and the Founder PRSUs will vest upon the satisfaction of a service condition and the achievement of certain stock price goals. We estimate the grant date fair value of PRSUs using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the stock price goals may not be satisfied. A Monte Carlo simulation model requires the use of various assumptions, including the underlying stock price, volatility, expiration term, and the risk-free interest rate as of the valuation date, corresponding to the length of time remaining in the performance period, and expected dividend yield. The derived service period calculation also requires the cost of equity assumption to be used in the Monte Carlo simulation model. Term and volatility are typically the primary drivers of this valuation. The average grant date fair value of the Founder PRSUs were estimated to be $15.82 per share, and we will recognize total stock-based compensation expense of approximately $6.3 million over the derived service period. The weighted-average grant date fair value of the PRSUs granted in October was $5.67 per share for the 7,143 RSUs vesting upon an Average Closing Price equaling or exceeding $35 per share, $3.85 per share for the 10,714 RSUs vesting upon an Average Closing Price equaling or exceeding $70 per share, and $2.73 per share for the 10,714 RSUs vesting upon an Average Closing Price equaling or exceeding $105 per share. We will recognize total stock-based compensation expense of $0.1 million over the derived service period. If the stock price goals are met sooner than the derived service period, we will adjust our stock-based compensation expense to reflect the cumulative expense associated with the vested award. Provided that each founder/ employee individually stays employed with the Company, we will recognize stock-based compensation expense over the requisite service period, regardless of whether the stock price goals are achieved. Had we arrived at different assumptions of underlying stock price or volatility our stock-based compensation expense and results of operations may be materially different.

Common Stock Valuations

Prior to our direct listing, given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the "Practice Aid"), our board of directors exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common stock, including:

- independent third-party valuations of our common stock;

- the prices at which we sold shares of our preferred stock;

- the rights, preferences and privileges of our preferred stock relative to those of our common stock;

- our capital resources and financial condition;

- the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of the company, given prevailing market conditions;

- our historical operating and financial performance as well as our estimates of future financial performance;

- valuations of comparable companies;

- the hiring of key personnel;

- the relative lack of marketability of our common stock;

- industry information such as market growth and volume and macro-economic events; and

- additional objective and subjective factors relating to our business.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date.

In accordance with the Practice Aid, for our historical valuations performed, we concluded the Hybrid Method was the most appropriate method for determining the fair value of our common stock given our stage of development and other relevant factors. The Hybrid Method is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future financing events, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

The assumptions underlying these valuations represent our board of directors' best estimates at the time they were made, which involve inherent uncertainties and the application of the judgment of our board of directors. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different.

Subsequent to the direct listing, the fair market value of our common stock is based on its closing price as reported on the date of grant on the NYSE.

Fair Value Measurements

The Company has a significant number of debt and equity transactions that are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The assumptions used in the Company's valuation models represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used, the Company's results could reflect material fluctuation in Changes in fair value of financial instruments carried at fair value, net on the Consolidated Statement of Operations.

Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, which are the following:

Level 1   Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2   Inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3   Inputs are unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Assets and liabilities are classified in the hierarchy based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The Company measures the fair value of certain long-lived assets including finite-lived intangible assets on a nonrecurring basis, when such assets are required to be written down to fair value if impaired. Such fair values are classified within Level 3 of the fair value hierarchy, as the valuations contain significant unobservable inputs, including assumptions of the present value of future cash flows, the use of these assets, as well as estimated disposition value.

The Company's convertible securities and Simple Agreements for Future Equity ("SAFE") notes are carried at fair value. SAFE notes are financial instruments whereby an investor provides an investment into the Company, and the note is subsequently converted into a preferred equity security at a discount to the price paid by other investors when and if a preferred equity is issued through a qualifying capital raise. Due to certain provisions included in the agreements for these instruments, they are classified as liabilities. Additionally, the Company elected the fair value option for certain convertible notes and SAFE notes, which requires them to be remeasured to fair value each period. If factors change and different assumptions are used, the Company's results could reflect material fluctuation in Changes in fair value of financial instruments carried at fair value, net on the Consolidated Statements of Operations. As a result of the Internal Reorganization and settlements of SAFE notes as part of the Company's direct listing, these balances have been significantly reduced as of December 31, 2024.

The Company has accounted for the Mandatory Convertible Security with GEM at fair value. The fair value of the liability was estimated using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the Company will not be able to satisfy the liability through the issuance of shares of common stock. Significant inputs in determining period end fair values of the Mandatory Convertible Security are as follows:

- Remaining par amount;

- Entity specific probability of default;

- Implied volatility

- Applicable discount rate

- Share price at the measurement date

Income Taxes

The determination of tax strategies and positions, along with accounting for related income taxes requires interpretation of various federal and state tax policies and assessment of the likelihood of various outcomes. Management believes that accounting for income taxes requires difficult, subjective and complex judgments and defenses. Income taxes are accounted for under the asset and liability method in accordance with U.S. GAAP. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The likelihood of realizing the tax benefits related to a potential deferred tax asset is evaluated, and a valuation allowance is recognized to reduce that deferred tax asset if it is more likely than not that all or some portion of the deferred tax asset will not be realized.

Deferred tax assets and liabilities are calculated at the beginning and end of the period. The change in the sum of the deferred tax asset, valuation allowance and deferred tax liability during the period generally is recognized as a deferred tax expense or benefit. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company determines whether a tax position taken or expected to be taken in a tax return is to be recognized in the consolidated financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The amount recognized is subject to estimation and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Surf Air recognizes interest and penalties accrued related to unrecognized tax benefits, if any, in its income tax expense in the accompanying Consolidated Statement of Operations.

JOBS Act

The Company currently qualifies as an "emerging growth company" under the JOBS Act. Accordingly, the Company has elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. The Company's utilization of these transition periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the transition periods afforded under the JOBS Act.

ITEM 7A. QUANTITATIVE AND QUALITITATIVE DISCLOSURES ABOUT MARKET RISK

We have operations solely within the United States, and we are exposed to market risks in the ordinary course of our business. The primary risks we face are commodity price risks and macroeconomic risks.

Commodity Price Risks

We are exposed to commodity price risks. Our air mobility services require a significant amount of aircraft fuel, critical spare parts, and specialized maintenance that are affected by the price of other commodities, exchange rates, inflation, foreign demand, weather, seasonality, production, availability and other factors outside our control. We work closely with our suppliers to obtain a consistent supply of aircraft fuel and the scheduling of aircraft maintenance. Generally, we do not engage in forward purchase commitments for aircraft fuel, or for the supply of critical spare parts, outside of that held in inventory. Increases in the price of fuel, critical spare parts, and/or maintenance services could adversely affect our results if we choose for competitive or other reasons not to increase passenger ticket prices at the same rate at which operating costs increase, or if passenger ticket increases result in customer resistance. We also could experience shortages of aircraft fuel, critical spare parts, and specialized maintenance if our suppliers need to close or restrict operations due to unforeseen events.

Due to the recent pace of inflation and other global supply chain risks, including extreme weather conditions, suppliers and distributors have, and could continue to, attempt to increase prices, as well as assess certain fuel surcharges. These changes could have a negative impact on our commodity prices. For example, during 2024, as a result of global supply chain issues and extreme weather conditions, we experienced supply chain disruptions for critical spare parts and major maintenance, which resulted in higher prices and delayed delivery for those products. We continue to assess the current environment, work with our suppliers and maintenance providers and create certain contingency plans to mitigate any negative impact.

Macroeconomic Risks and the Impact of the COVID-19 Pandemic

Current macroeconomic conditions, such as inflation and increasing interest rates, increase the risk of an economic downturn. These macroeconomic conditions also negatively impact consumer discretionary spend and coupled with slower than expected increases in business and leisure travel, including as a result of many workplaces adopting remote or hybrid models, led to slowed revenue growth during 2024. Additionally, as a result of continued inflation, we have seen an increase in wage rates and costs of revenue during fiscal year 2024, which has had a negative impact on our financial results. In order to mitigate these risks, we have implemented and may in the future have to implement additional cost cutting measures, as described in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Business."

ITEM 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Surf Air Mobility Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Surf Air Mobility Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of changes in redeemable convertible preferred shares and shareholders' equity/(deficit) and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses from operations, negative cash flows from operating activities and has a working capital deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP
Los Angeles, California
March 21, 2025

We have served as the Company's auditor since 2021.

Surf Air Mobility Inc.
Consolidated Balance Sheets
December 31, 2024 and December 31, 2023
(in thousands, except share and per share data)

	December 31, 2024	December 31, 2023
Assets:		
Current assets:		
Cash	$ 21,107	$ 1,720
Accounts receivable, net	4,257	4,965
Prepaid expenses and other current assets	8,511	11,051
Total current assets	33,875	17,736
Restricted cash	568	711
Property and equipment, net	42,213	45,991
Intangible assets, net	23,118	26,663
Operating lease right-of-use assets	17,046	12,818
Finance lease right-of-use assets	1,115	1,343
Other assets	6,123	5,727
Total assets	$ 124,058	$ 110,989
Liabilities and Shareholders' Deficit:		
Current liabilities:		
Accounts payable	$ 17,976	$ 18,854
Accrued expenses and other current liabilities	45,496	59,582
Deferred revenue	17,393	19,011
Current maturities of long-term debt	2,543	5,177
Operating lease liabilities, current	4,120	4,104
Finance lease liabilities, current	265	215
SAFE notes at fair value, current	13	25
Convertible notes at fair value, current	—	7,715
Due to related parties, current	1,804	25,431
Total current liabilities	89,610	140,114
Long-term debt, net of current maturities	59,883	20,617
Convertible notes at fair value, long term	7,347	—
Operating lease liabilities, long term	11,540	5,507
Finance lease liabilities, long term	948	1,137
Due to related parties, long term	50,457	1,673
Other long-term liabilities	24,270	19,426
Total liabilities	$ 244,055	$ 188,474
Commitments and contingencies (Note 15):		
Shareholders' deficit:		
Preferred Stock, $0.0001 par value; 50,000,000 shares authorized; 0 shares issued and outstanding at December 31, 2024 and December 31, 2023	—	—
Common stock, $0.0001 par value; 800,000,000 shares authorized as of both December 31, 2024 and December 31, 2023; 16,933,692 shares issued and outstanding as of December 31, 2024 and 10,878,633 shares issued and outstanding as of December 31, 2023	2	1
Additional paid-in capital	557,444	525,049
Accumulated deficit	(677,443)	(602,535)
Total shareholders' deficit	$ (119,997)	$ (77,485)
Total liabilities and shareholders' deficit	$ 124,058	$ 110,989

The accompanying notes are an integral part of these consolidated financial statements.

Surf Air Mobility Inc.
Consolidated Statements of Operations
Years Ended December 31, 2024 and 2023
(in thousands, except share and per share data)

	Year Ended December 31,			
	2024		**2023**	
Revenue	$	119,425	$	60,505
Operating expenses:				
Cost of revenue, exclusive of depreciation and amortization		109,934		61,918
Technology and development		24,041		20,850
Sales and marketing		7,514		10,028
General and administrative		29,851		100,669
Depreciation and amortization		8,341		3,762
Impairment of goodwill		—		60,045
Total operating expenses		179,681		257,272
Operating loss	$	(60,256)	$	(196,767)
Other income (expense):				
Changes in fair value of financial instruments carried at fair value, net	$	(11,732)	$	(50,230)
Interest expense		(8,617)		(2,969)
Gain (loss) on extinguishment of debt		5,398		(326)
Other income (expense)		12		(3,708)
Total other income (expense), net	$	(14,939)	$	(57,233)
Loss before income taxes		(75,195)		(254,000)
Income tax benefit		287		3,304
Net loss	$	(74,908)	$	(250,696)
Net loss per share applicable to common shareholders, basic and diluted	$	(5.80)	$	(44.46)
Weighted-average number of common shares used in net loss per share applicable to common shareholders, basic and diluted		12,910,341		5,638,128

The accompanying notes are an integral part of these consolidated financial statements.

Surf Air Mobility Inc.
Consolidated Statement of Changes in Redeemable Convertible Preferred Shares and Shareholders’ Equity/(Deficit)
Years Ended December 31, 2024 and 2023
(in thousands, except share data)

	Redeemable Convertible Preferred Shares		Stockholders’ Equity (Deficit): Class B-6s Convertible Preferred Shares		Common Shares				
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Deficit
Balance at January 1, 2023	229,144,283	$ 130,667	71,478,742	$ 3,414	1,783,919	$ —	$ 126,336	$ (351,839)	$ (222,089)
Issuance of Class B-6a redeemable convertible preferred shares	5,711,720	3,000	—	—	—	—	—	—	—
Conversion of outstanding payables to Class B-6s convertible preferred shares	—	—	486,402	202	—	—	—	—	202
Conversion of related party promissory note to Class B-6s convertible preferred shares	—	—	9,932,241	4,418	—	—	842	—	5,260
Exercise of warrants	—	—	—	—	672,509	—	128	—	128
Issuance of related party SAFEs	—	—	—	—	—	—	(444)	—	(444)
Exercise of share options	—	—	—	—	23,013	—	191	—	191
Issuance of Class B-6s to service providers	—	—	1,921,778	855	—	—	—	—	855
Conversion of convertible notes to Class B-5 redeemable convertible preferred shares	8,282,432	3,253	—	—	—	—	—	—	—
Conversion of convertible notes to Class B-6a redeemable convertible preferred shares	1,385,905	543	—	—	—	—	—	—	—
Conversion of convertible notes to Class B-6s redeemable convertible preferred shares	—	—	23,560,301	10,494	—	—	—	—	10,494
Conversion of redeemable convertible preferred shares to common shares	(244,524,340)	(137,463)	—	—	1,559,456	—	137,463	—	137,463
Conversion of class B-6s convertible preferred shares to common shares			(107,379,464)	(19,383)	684,814	—	19,383	—	—
Issuance of common stock related to restricted shares					166,809	—	—	—	—
Issuance of common shares to settle SAFEs	—	—	—	—	2,480,765	1	86,826	—	86,827
Issuance of Common Stock for business acquisition					2,321,423	—	81,250	—	81,250
Issuance of Common Stock related to contract termination	—	—	—	—	90,714	—	3,175	—	3,175
Issuance of Common Stock under Software License Agreement					250,736	—	2,000	—	2,000
Issuance of Common Stock in settlement of advisor accrual	—	—	—	—	2,142	—	75	—	75
Issuance of common shares under GEM Purchase	—	—	—	—	142,857	—	25,000	—	25,000
Issuance of common shares under Share Purchase Agreement	—	—	—	—	757,142	—	13,020	—	13,020
Shares repurchased for employee tax withholding	—	—	—	—	(57,666)	—	(1,273)	—	(1,273)
Stock-based compensation expense	—	—	—	—	—	—	31,077	—	31,077
Net loss	—	—	—	—	—	—	—	(250,696)	(250,696)
Balance at December 31, 2023	—	—	—	—	10,878,633	1	525,049	(602,535)	(77,485)
Issuance of common stock related to restricted shares	—	—	—	—	430,540	—	—	—	—
Issuance of common stock related to stock option exercises	—	—	—	—	5,379	—	20	—	20
Issuance of common stock under software license agreement	—	—	—	—	2,990,386	1	9,574	—	9,575
Issuance of common stock under marketing agreement	—	—	—	—	26,144	—	187	—	187
Issuance of common shares under Share Purchase Agreement	—	—	—	—	1,547,770	—	4,326	—	4,326
Shares received as consideration for Mandatory Convertible Security	—	—	—	—	(900,000)	—	(1,796)	—	(1,796)
Conversion of Mandatory Convertible Security to common shares	—	—	—	—	1,142,857	—	1,621	—	1,621
Conversion of LamVen Note	—	—	—	—	750,000	—	7,473		7,473
Issuance of common stock to settle maintenance accruals	—	—	—	—	61,983	—	300	—	300
Stock-based compensation expense	—	—	—	—	—	—	10,690	—	10,690
Net loss	—	—	—	—	—	—	—	(74,908)	(74,908)
Balance at December 31, 2024	—	$ —	—	$ —	16,933,692	$ 2	$ 557,444	$ (677,443)	$ (119,997)

The accompanying notes are an integral part of these consolidated financial statements.

Surf Air Mobility Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2024 and 2022
(in thousands)

	Year Ended December 31,	
	2024	2023
Cash flows from operating activities:		
Net loss	$ (74,908)	$ (250,696)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	8,341	3,762
Gain on sale of fixed assets	(743)	—
Impairment of goodwill	—	60,045
Non-cash operating lease expense	5,690	2,147
Loss (gain) on extinguishment of debt	(5,398)	326
Stock-based compensation expense	(5,976)	48,252
Changes in fair value of financial instruments carried at fair value, net	11,732	50,230
Amortization of debt discounts and debt issuance costs	252	97
Deferred income taxes	(287)	(3,321)
Changes in operating assets and liabilities:		
Accounts receivable, net	708	(262)
Prepaid expenses and other current assets	977	(959)
Intangible assets, net	—	(336)
Other assets	(396)	(126)
Accounts payable	9,530	2,656
Due to a related party	(3,351)	4,189
Accrued expenses and other current liabilities	9,416	18,953
Deferred revenue	(4,334)	2,884
Operating lease liabilities	(5,554)	(2,179)
Other liabilities	(21)	(33)
Cash flows used in operating activities	$ (54,322)	$ (64,371)
Cash flows from investing activities:		
Purchase of property and equipment	(11,758)	(7,588)
Proceeds from the sale of fixed assets	10,495	—
Net cash received from Southern Acquisition	—	678
Internal-use software development costs	(2,346)	(190)
Net cash used in investing activities	$ (3,609)	$ (7,100)
Cash flows from financing activities:		
Proceeds from borrowings of long-term debt	44,234	—
Payments of borrowings on convertible notes	—	(40)
Principal payments on long-term debt	(6,566)	(1,349)
Proceeds from borrowings of SAFE notes	—	3,716
Proceeds from advances under Share Purchase Agreement	3,894	10,200
Proceeds from collateralized borrowings, net of repayment	2,793	(33)
Proceeds from borrowings on convertible notes	—	8,000
Proceeds from borrowings from related parties	34,522	22,502
Payments of debt issuance costs	(1,488)	—
Payments of borrowings from related parties	—	(114)
Payment of finance lease obligations	(234)	(113)
Proceeds from the issuance of Class B-6a redeemable convertible preferred shares	—	3,000
Proceeds from sale of Common Stock	—	25,000
Common Stock repurchases for employee tax withholding	—	(1,273)
Common Stock issued for contract termination	—	3,175
Proceeds from the exercise of Common Stock warrants	—	128
Proceeds from exercise of stock options	20	191
Net cash provided by financing activities	$ 77,175	$ 72,990
Increase in cash, cash equivalents and restricted cash	19,244	1,519
Cash, cash equivalents and restricted cash at beginning of period	2,431	912
Cash, cash equivalents and restricted cash at end of period	$ 21,675	$ 2,431

The accompanying notes are an integral part of these consolidated financial statements.

Surf Air Mobility Inc.
Notes to Consolidated Financial Statements

Note 1. Description of Business

Organization

Surf Air Mobility Inc. (the "Company"), a Delaware corporation, is a regional air mobility platform that aims to transform regional flying. The Company is currently comprised of its Air Mobility business, and has a goal of further developing and enhancing its service and technology offerings through its Air Technology business.

Surf Air Global Limited ("Surf Air") is a British Virgin Islands holding company and was formed on August 15, 2016. Surf Air is a technology-enabled regional air travel network, offering daily scheduled flights and on-demand charter flights. Its customers consist of regional business and leisure travelers. Headquartered in Hawthorne, California, Surf Air commenced flight operations in June 2013.

Internal Reorganization

On July 21, 2023, SAGL Merger Sub Inc., a wholly-owned subsidiary of the Company, was merged with and into Surf Air, after which Surf Air became a wholly-owned subsidiary of the Company (the "Internal Reorganization").

Pursuant to the Internal Reorganization, all ordinary shares of Surf Air outstanding as of immediately prior to the closing, were canceled in exchange for the right to receive shares of the Company's common stock and all rights to receive ordinary shares of Surf Air (after giving effect to the conversions) were exchanged for shares of the Company's common stock (or warrants, options or restricted stock units ("RSUs") to acquire the Company's common stock, as applicable) at a ratio of 22.4 Surf Air shares to 1 share of the Company's common stock. Such conversions, as they relate to the ordinary shares of Surf Air, and all rights to receive ordinary shares, have been reflected as of all periods presented herein.

On July 27, 2023, the Company's common stock was listed for trading on the NYSE.

As the Internal Reorganization took place on July 21, 2023, the financial statements presented herein reflect the financial position, results of operations and cash flows of Surf Air, the predecessor to the Company, for all periods prior to July 21, 2023. Following the Internal Reorganization, the financial position, results of operations and cash flows are those of the Company.

Reverse Stock Split

On August 16, 2024, the Company effected a seven-for-one reverse stock split for all shares of the Company's common stock issued and outstanding. As a result of the reverse stock split, every seven shares of the Company's old common stock were converted into one share of the Company's new common stock. Fractional shares resulting from the reverse stock split were settled by cash payment.

Options, and other like awards, to purchase the Company's common stock were also adjusted in accordance with their terms to reflect the reverse stock split.

Adjustments resulting from the reverse stock split have been retroactively reflected as of all periods presented herein.

Southern Acquisition

On July 27, 2023 (the "Acquisition Date"), immediately prior to the Company's listing on the NYSE and after the consummation of the Internal Reorganization, the Company effected the acquisition of all equity interests of Southern Airways Corporation ("Southern"), whereby a wholly-owned subsidiary of the Company merged with and into Southern, after which Southern became a wholly-owned subsidiary of the Company (the "Southern Acquisition"). Pursuant to the agreement to acquire Southern, Southern stockholders were to receive 2,321,428 shares of the Company's common stock, which was based on the aggregate merger consideration of $81.25 million at the $35.00 per share opening price on the first day of trading of the Company's common stock. In total, 2,321,423 shares of Company common stock were issued to former Southern shareholders while the remaining amount was paid out in cash in lieu of fractional shares to those shareholders on a pro rata basis.

Southern is a scheduled service commuter airline serving cities across the United States that is headquartered in Palm Beach, Florida and commenced flight operations in June 2013. It is a certified Part 135 operator that operates a fleet of over 50 aircraft, including the Cessna Caravan, the Cessna Grand Caravan, the Pilatus PC-12, and the Tecnam Traveller. Southern provides both seasonal and full-year scheduled passenger air transportation service in the Mid-Atlantic and Gulf regions, Rockies and West Coast, and Hawaii, with select routes subsidized by the United States Department of Transportation ("U.S. DOT") under the Essential Air Service ("EAS") program.

Following the Southern Acquisition, the Company operates a combined regional airline network servicing U.S. cities across the Mid-Atlantic, Gulf South, Midwest, Rocky Mountains, West Coast, New England and Hawaii.

Liquidity and Going Concern

The Company has incurred losses from operations, negative cash flows from operating activities and has a working capital deficit. In addition, the Company is currently in default of certain excise and property taxes as well as certain debt obligations. These tax and debt obligations are classified as current liabilities on the Company's Consolidated Balance Sheets as of December 31, 2024 and December 31, 2023. As discussed in Note 15, *Commitments and Contingencies*, on May 15, 2018, the Company received a notice of a tax lien filing from the Internal Revenue Service ("IRS") for unpaid federal excise taxes for the quarterly periods from October 2016 through September 2017 in the amount of $1.9 million, including penalties and interest as of the date of the notice. The Company agreed to a payment plan (the "Installment Plan") whereby the IRS would take no further action and remove such liens at the time such amounts have been paid. In 2019, the Company defaulted on the Installment Plan. Defaulting on the Installment Plan can result in the IRS nullifying such plan, placing the Company in default and taking collection action against the Company for any unpaid balance. The Company is currently in default of these obligations, with a total outstanding federal excise tax liability, including accrued penalties and interest, of $7.7 million included in accrued expenses and other current liabilities on the Consolidated Balance Sheet as of December 31, 2024. The Company has also defaulted on its property tax obligations in various California counties in relation to fixed assets, plane usage and aircraft leases. The Company's total outstanding property tax liability including penalties and interest is approximately $1.6 million as of December 31, 2024. Additionally, Los Angeles County has imposed a tax lien on four of the Company's aircraft due to the late filing of the Company's 2022 property tax return. As of December 31, 2024, the amount of property tax, interest and penalties related to the Los Angeles County tax lien for all unpaid tax years was approximately $1.1 million. The Company is in the process of remediating the late filing and payment of the property taxes due to Los Angeles County. As of December 31, 2024, the Company was also in default of the Simple Agreements for Future Equity with Token allocation ("SAFE-T") note, where the note matured in July 2019 (see Note 11, *Financing Arrangements*). The SAFE-T note is subordinate to the Company's Convertible Note Purchase Agreement (see Note 11, *Financing Arrangements*); therefore, the Company cannot pay the outstanding balance prior to paying amounts due under the Convertible Note Purchase Agreement. The SAFE-T note had an outstanding principal amount of $0.5 million as of December 31, 2024 and December 31, 2023.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The airline industry and the Company's operations are cyclical and highly competitive. The Company's success is largely dependent on the ability to raise debt and equity capital, achieve a high level of aircraft and crew utilization, increase flight services and the number of passengers flown, and continue to expand into regions profitably throughout the United States.

The Company's prospects and ongoing business activities are subject to the risks and uncertainties frequently encountered by companies in new and rapidly evolving markets. Risks and uncertainties that could materially and adversely affect the Company's business, results of operations or financial condition include, but are not limited to the ability to (i) raise additional capital (or financing) to fund operating losses, (ii) refinance its current outstanding debt, (iii) maintain efficient aircraft utilization, primarily through the proper utilization of pilots and managing market shortages of maintenance personnel and critical aircraft components, (iv) sustain ongoing operations, (v) attract and maintain customers, (vi) integrate, manage and grow recent acquisitions and new business initiatives, (vii) obtain and maintain relevant regulatory approvals, and (viii) measure and manage risks inherent to the business model.

The Company has historically funded its operations and capital needs primarily through the net proceeds received from the issuance of various debt instruments, convertible securities, related party funding, and preferred and common stock financing arrangements. During the year ended December 31, 2023, the Company received $8 million under a convertible note purchase agreement with Partners for Growth V, L.P. ("PFG"), $25.0 million through the Share Purchase Agreement with GEM Global Yield LLC SCS ("GEM") and $10.2 million in advances and draws under the second amended and restated Share Purchase Agreement with GEM (see Note 12, *Share Purchase Agreement, GEM Purchase, and Mandatory Convertible Security*). During the year ended December 31, 2024, the Company received an additional $2.5 million in advances under the second amended and restated Share Purchase Agreement with GEM. The Company had previously filed a Form S-1 registration statement (File No. 333-275434) with the SEC, registering up to 42,857,143 shares of the Company's common stock, which represents the balance of the full amount of shares of common stock that the Company estimated could be issued and sold to GEM for advances under the Share Purchase Agreement, plus the amount of shares the Company estimated could be sold to GEM for $50 million under the Share Purchase Agreement, (the "Prior Registration Statement"). In connection with the GEM Mandatory Convertible Security (see Note 12, *Share Purchase Agreement, GEM Purchase, and Mandatory*

Convertible Security), the Company deregistered all of the shares registered but unsold under the Prior Registration Statement on June 4, 2024. The combined 46,428,571 shares contemplated under the Prior Registration Statement have been included in a Form S-1 Registration Statement (File No. 333-279929), which was declared effective by the SEC on August 7, 2024. As of December 31, 2024, the contractual terms allow the Company to make further advances of up to $97.5 million under the Share Purchase Agreement. Additionally, the Company has the ability to draw an additional $298.6 million under the Share Purchase Agreement, subject to daily volume limitations and GEM's requirement to hold less than 10% of the fully-diluted shares of the Company. As of December 31, 2024, GEM held 0% of the then fully-diluted shares of the Company. At December 31, 2024, the daily volume limitations under the Share Purchase Agreement significantly restricted our ability to take additional draws under the Share Purchase Agreement to approximately 293 thousand shares per draw. Additionally, the Company's ability to draw upon the Share Purchase Agreement is contingent on the Company's common stock being listed on a national exchange. The Company is currently attempting to resolve one listing requirement violation with the New York Stock Exchange. While not currently subject to de-listing, the Company's inability to cure this listing requirement violation would impact its ability to raise capital through the Share Purchase Agreement.

Additionally, during the year ended December 31, 2024, the Company entered into a 4-year credit agreement with certain affiliates of Comvest Partners, as lenders, pursuant to which the Company borrowed $44.5 million under a four-year term loan, and $5.5 million of delayed draw commitments.

The Company is currently implementing operational improvements and stringent operating expenses management to improve the profitability of its airline operations. In parallel, the Company is advancing its technology initiatives, including its software technology platform and Caravan electrification programs. In addition, the Company continues to evaluate strategies to obtain additional funding for future operations. These strategies may include, but are not limited to, obtaining additional equity financing, issuing additional debt or entering into other financing arrangements, forming joint venture and other partnerships, and restructuring of operations to grow revenues and decrease expenses. There can be no assurance that the Company will be successful in achieving its strategic plans, or that new financing will be available to the Company in a timely manner or on acceptable terms, if at all. If the Company is unable to raise sufficient financing when needed or events or circumstances occur such that the Company does not meet its strategic plans or, the Company will be required to take additional measures to conserve liquidity, which could include, but not necessarily limited to, reducing certain spending, altering or scaling back development plans, including plans to equip regional airline operations with fully-electric or hybrid-electric aircraft, or reducing funding of capital expenditures, which could have a material adverse effect on the Company's financial position, results of operations, cash flows, and ability to achieve its intended business objectives. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements include the assets, liabilities and operating results of the Company. All intercompany balances and transactions have been eliminated in consolidation. Other than net loss, the Company does not have any other elements of comprehensive income or loss for the years ended December 31, 2024 and 2023.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting period.

On an ongoing basis, the Company evaluates its estimates using historical experience and other factors including the current economic and regulatory environment as well as management's judgment. Items subject to such estimates and assumptions include: revenue recognition and related allowances, valuation allowance on deferred tax assets, certain accrued liabilities, useful lives and recoverability of long-lived assets, fair value of assets acquired and liabilities assumed in acquisitions, legal contingencies, assumptions underlying convertible notes and convertible securities carried at fair value and stock-based compensation. These estimates may change as new events occur and additional information is obtained and such changes are recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company's consolidated financial statements.

Concentration of Risk

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. All of the Company's cash deposits are held at financial institutions that management believes to be of high credit quality. The Company's cash deposit accounts may exceed federally insured limits at times. The Company has not experienced any losses on cash deposits to date. For the years ended December 31, 2024 and 2023, the US DOT accounted for 39% and 32%, respectively, of the Company's consolidated revenues.

We are dependent on part suppliers to deliver necessary airplane components in a timely manner at prices and quality levels acceptable to us. Our inability to efficiently manage these suppliers could have a material adverse effect on our business, prospects, financial condition and operating results.

Business Combination

The Company is required to use the acquisition method of accounting for business combinations. The acquisition method of accounting requires the Company to allocate the purchase consideration to the assets acquired and liabilities assumed from the acquiree based on their respective fair values as of the Acquisition Date. The excess of the fair value of purchase consideration over the fair value of these assets acquired and liabilities assumed is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include, but are not limited to, expected future cash flows, which includes consideration of future revenue growth and margins, and discount rates. Fair value estimates are based on the assumptions that management believes a market participant would use in pricing the asset or liability. These estimates are inherently uncertain and, therefore, actual results may differ from the estimates made. As a result, during the measurement period of up to one year from the Acquisition Date, the Company may record fair value adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired and liabilities assumed in an acquisition, whichever comes first, any subsequent adjustments are recorded in the Consolidated Statements of Operations.

Cash and Restricted Cash

Cash and restricted cash consists of cash on hand held in commercial bank accounts. The Company classifies all cash with use limited by contractual provisions as restricted cash. As of December 31, 2024 and 2023 the Company had restricted cash of $0.6 million and $0.7 million, respectively, consisting of collateral against a corporate credit card. The Company has classified the restricted cash as long term, which represents the expected lapse of the restriction.

Accounts Receivable, net

Accounts receivable primarily consist of amounts due from U.S. DOT in relation to certain air routes served by the Company under the Essential Air Service ("EAS") program, amounts due from airline business partners, and pending transactions with credit card processors. Receivables from the U.S. DOT and our business partners are typically settled within 30 days. All accounts receivable are reported net of an allowance for credit losses, which was not material as of December 31, 2024, and December 31, 2023. The Company has considered past and future financial and qualitative factors, including the age of unpaid receivables, payment history and other credit monitoring indicators, when establishing the allowance for credit losses.

Collateralized Borrowings

On August 9, 2024, the Company entered into a new revolving accounts receivable financing arrangement that will allow the Company to borrow a designated percentage of eligible accounts receivable, as defined, up to a maximum unsettled amount of $5.0 million. The agreement is secured by a first security interest in all assets of Southern Airways Express, a subsidiary of Southern. The financing arrangement is uncommitted, and upon funding does not qualify for sale accounting as the Company does not relinquish control of the receivables based on, among other things, the nature and extent of the Company's continuing involvement.

Accordingly, the accounts receivable remain on the Company's Consolidated Balance Sheets until paid by the customer and cash proceeds from the financing arrangement are recorded as collateralized borrowing in Accrued expenses and other current liabilities on the Consolidated Balance Sheets, with attributable interest expense recognized over the life of the related transactions. Interest expense and contractual fees associated with the collateralized borrowings are included in interest expense and other expense, net, respectively, in the accompanying Consolidated Statements of Operations.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for major additions, equipment purchase deposits, renewals, and modifications are capitalized, while minor replacements, maintenance, and repairs, which do not extend the asset's life, are expensed as incurred. The Company capitalizes expenditures for software developed or obtained for internal use. These costs include personnel and related employee benefits expenses for employees who are directly associated with and who devote time to software development projects, and external direct costs of consultants and materials for developing the software. Software development costs that do not qualify for capitalization as well as costs related to minor upgrades and enhancements are expensed as incurred and recorded in the Consolidated Statements of Operations.

Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, or, in the case of leasehold improvements, over the term of the lease or economic life, whichever is shorter as follows:

Assets	Depreciable Life
Aircraft, equipment and rotable spares	3 to 20 years
Leasehold improvements	Shorter of the estimated lease term or 5 years
Office, vehicles and ground equipment	3 years and 5 years
Internal-use software	3 years

Depreciation of property and equipment is included within Depreciation and amortization on the Consolidated Statements of Operations. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the Consolidated Statements of Operations.

Intangible Assets

Intangible assets consist primarily of EAS contracts, tradenames and trademarks and software acquired in an asset acquisition. The Company capitalizes expenditures for major software purchases.

The Company amortizes finite-lived intangible assets on a straight-line basis over their estimated useful lives, which range from two to ten years. The straight-line recognition method approximates the manner in which the expected benefits will be derived.

Impairment of Long-Lived Assets

Long-lived assets such as property and equipment, finite-lived intangible assets, and right of use assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as appropriate. No impairment charges were recorded during the years ended December 31, 2024 and 2023.

Goodwill

Goodwill, which represents the excess of the cost of an acquired entity over the fair value of the acquired net assets, has an indefinite life and, accordingly, is not amortized. The Company tests goodwill for impairment annually, during the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset may be impaired.

The Company assesses goodwill for impairment utilizing either a qualitative assessment or a quantitative assessment by comparing the fair value of its reporting unit with its carrying amount. If the Company decides that it is appropriate to perform a qualitative assessment and concludes that the fair value of its reporting unit more likely than not exceeds its carrying value, no further evaluation is necessary. If the Company performs the quantitative assessment, the Company will compare the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its fair value, the Company will recognize an impairment charge for the amount by which the carrying amount exceeds its reporting unit's fair value.

The Company performed its annual goodwill impairment assessment on a qualitative basis as of October 1, 2023, and concluded that it was not more likely than not that the fair value of the reporting unit was less than its carrying value. This conclusion was primarily based on the operations of Southern being consistent with forecasts existing as of the acquisition date and the Company's plans to re-fleet and expand Southern's operations. Subsequent to this analysis, the Company identified indicators of impairment of the Southern reporting unit as of December 31, 2023. This was based on operational challenges that were expected to be remediated in the fourth quarter, such as: additional delays of aircraft maintenance due to the unavailability of parts, which resulted in a higher cancellation rate of scheduled flights. These delays were expected to, and did, continue into 2024. Additionally, the Company incurred higher cash requirements than expected to fund the operations of Southern during the fourth quarter of 2023, primarily due to higher maintenance costs. Further, unplanned delays in aircraft deliveries under the Textron aircraft supply agreement, including December 2023 cancellations of both firm deliveries and additional purchase options, have delayed re-fleeting efforts. Indicators of impairment also include a decline in the market price of our common stock and corresponding continued decline in our market capitalization from the date of the Southern Acquisition. As a result, the Company performed a quantitative assessment to compare the fair value of the reporting unit to its carrying amount as of December 31, 2023. The Company concluded that the carrying value of the Southern reporting unit exceeded its fair value and, as such, recorded a $60.0 million impairment of goodwill in its Southern reporting unit during the fourth quarter of 2023.

The Company estimated the fair value of its reporting units utilizing both a market approach and an income approach (discounted cash flow) and the significant assumptions used to measure fair value include discount rate, terminal value factors, revenue and EBITDA multiples, and control premiums. We evaluate our estimates under the income approach by reconciling the estimated fair value of the reporting unit determined under the income approach to our market capitalization and estimated fair value determined under the market approach.

This impairment charge is presented within impairment of goodwill on the Company's Consolidated Statements of Operations. As of December 31, 2024 and 2023, the Company had no goodwill balance.

Deferred Revenue

The Company records deferred revenue (contract liabilities) when the Company receives customer payments in advance of the performance obligations being satisfied on the Company's contracts. The Company generally collects payments from customers in advance of services being provided. The Company recognizes the deferred revenue as revenue when it meets the applicable revenue recognition criteria, which is usually either over the contract term, or when services have been provided. The Company generally meets performance obligations associated with all revenues deferred during the succeeding 12-month period. Accordingly, deferred revenue is classified within current liabilities in the accompanying Consolidated Balance Sheets.

Leases

The Company leases aircraft, airport passenger terminal space, portions of and full aircraft hangars and other airport facilities, other commercial real estate and office space.

Operating Leases

Operating lease right-of-use assets and liabilities are recognized at the lease commencement date, which is the date the Company takes possession of the asset. Operating lease liabilities represent the present value of lease payments not yet paid. Operating lease right-of-use assets represent our right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. To determine the present value of lease payments not yet paid, the Company estimates incremental borrowing rates based on the appropriate term and information available at lease commencement in determining the present value of lease payments including reasonably certain renewal periods. The Company recognizes the lease cost for operating leases on a straight-line basis over the lease term. Aggregate lease cost is recorded in Cost of Revenue and General and Administrative expenses on the Consolidated Statements of Operations. Additionally, tenant incentives used to fund leasehold improvements or any rent abatements are recognized when earned and reduce the operating right-of-use asset related to the lease.

Finance Leases

The Company measures finance lease right-of-use assets and finance lease liabilities initially at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term, excluding that portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) including any profit thereon, with the corresponding liability recorded within the liabilities section of the balance sheet. During the lease term, each minimum lease payment is allocated by the lessee between a reduction of the liability and interest expense to produce a constant periodic rate of interest on the remaining balance of the liability (the interest method). Finance lease right-of-use assets are depreciated in accordance with the Company's property and equipment policy and is included within Depreciation and amortization on the Consolidated Statements of Operations. The corresponding lease liabilities are reduced as lease payments are made.

Revenue Recognition

Scheduled Revenue

Scheduled revenue is derived from scheduled passenger flights under the EAS program, membership subscriptions, and through passenger single seat sales.

The Company provides scheduled passenger flight service on certain routes which is subsidized by the U.S. DOT under the EAS program. The EAS program is enacted to ensure that small communities in the U.S. have the ability to maintain a minimum level of scheduled air services. The Company has contracts with the U.S. DOT that are typically in duration of 2-4 years and include commitments for the Company to provide passenger air service to certain locations for a specific number of times annually to each location. The Company generally bills the U.S. DOT on the first of the month following the prior month's completed flights, and typically collects from the U.S. DOT within 12 to 14 days after billing. Revenue is recognized on a per-flight basis when the Company has fulfilled its commitment, generally as the flights are completed.

The Company offers Pay-As-You-Fly ("PAYF") memberships to members. The members pay an annual membership fee, which enables the member to purchase single use vouchers for travel on the Company's scheduled routes. Vouchers are sold in a package and generally expire twelve months after the purchase date. Vouchers are nonrefundable, not exchangeable for cash and may not be used for other Company services. The Company recognizes the upfront annual membership fee as well as amounts paid by members for the purchase of vouchers as flights are completed or expiration, where applicable, of the vouchers. The Company has determined the PAYF membership and vouchers to represent a single performance obligation.

The Company earns revenue from the passenger for scheduled flight service through sales of tickets for single seats. These sales are generally paid by credit card. The Company also earns revenue generated by third-party travel booking sites or travel agencies. Tickets are refundable within 24 hours of purchase for flights scheduled to take place more than one week out, or when flights or services are changed, interrupted, or otherwise canceled by the Company. The Company recognizes revenue when it meets the applicable recognition criteria, which is at the point in time when a flight is completed or when tickets expire (generally within one year from the date of purchase).

On-demand Revenue

The Company earns revenue from the passenger for charter flight services, operated through a combination of its own aircraft and those of third party operators. These sales are generally paid for by credit card or wire transfer. The Company generally does not offer refunds after 24 hours of purchase. The Company recognizes revenue when it meets the applicable recognition criteria, which is at the point in time when a flight is completed or when tickets expire (generally within one year from the date of purchase).

Other Revenue

The Company also earns revenue from various ancillary services such as those relating to baggage fees, reservation change fees, package freight fees, and pet-travel (carry-on) fees. These fees are earned when the services are performed, generally at the time of travel.

Principal vs Agent

The Company evaluates whether it is a principal or an agent in contracts involving more than one party by assessing whether it controls the specified flight services before they are transferred to its customers. In transactions where the Company directs third-party air carriers to provide flights service to its customers, the Company determined it acts as the principal as it controls the services provided to the customers. In these instances, the Company is primarily responsible for fulfillment of the obligation in the contract, has pricing discretion, has the authority to direct the key components of the service on behalf of the member or customer regardless of which third-party is used. Therefore, the Company reports revenue and the associated costs on a gross basis in the Consolidated Statements of Operations.

When the Company is not primarily responsible for the fulfillment of the flight services, it acts as an agent and therefore recognized revenue in the Consolidated Statements of Operations is net of amounts paid to third-party air carriers and operators that provide the services.

In transactions where the Company operates aircraft on behalf of a third party, the Company determined it acts as the agent as it solely carries out the services based on the direction of the third party in exchange for a fixed service fee as determined by the related services agreement. In these instances, the Company reports the service fee as fee revenue net of any operating costs incurred by the Company to perform these services.

Operating Expenses

Cost of Revenue

Cost of revenue consists of costs that are directly related to delivering the Company's services and certain facility costs. Delivery of the Company's services primarily comprise of aircraft maintenance, fuel, airport-related expenses, and fees paid to third-party air carriers for operating aircraft in providing flight services and platform infrastructure costs. Cost of revenue also includes facility costs representing leases expenses and operating costs for stations throughout the service network and personnel related costs, primarily salary and bonus. Cost of revenue excludes depreciation on property and equipment and amortization of finite-lived intangible assets.

Sales and Marketing

Sales and marketing expense consists primarily of personnel related and other costs in connection with the Company's sales and marketing efforts. Advertising costs are expensed as incurred and were not material for the years ended December 31, 2024 and 2023, respectively. Sales and marketing excludes depreciation on property and equipment and amortization of finite-lived intangible assets.

Technology and Development

Technology and development expense consists of personnel and other costs related to technology development and management efforts including costs for third-party development resources, and allocations of overhead and facility costs. Technology cost also includes research and development cost associated with the Company's hybrid electrification strategy. The Company's technology and development efforts are focused on enhancing the ease of use and functionality of its Surf OS platform by adding new core functionality, services and other improvements, as well as the development of new products and services. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software development that qualify for capitalization, which are then recorded within Property and Equipment, net on the Company's consolidated balance sheets. Technology and development excludes depreciation on property and equipment and amortization of finite-lived intangible assets.

General and Administrative

General and administrative expense consists of personnel related costs including salary, bonus, and share-based compensation for the Company's executive, finance, facilities, and human resource teams and facility costs. General and administrative expenses also include professional fees and other corporate related expenses. General and administrative expenses exclude the depreciation on property and equipment and amortization of finite-lived intangible assets.

Share-Based Compensation

Options, RSPAs, and Warrants

The Company accounts for the issuance of stock options, restricted share purchase agreements ("RSPAs"), and warrants in the consolidated financial statements based on the grant date fair value of the awards. Issuances of RSPAs with promissory notes are accounted for as share options and are measured based on the grant date fair value of the option. The Company estimates the fair value of these awards using the Black-Scholes option pricing model. The grant date fair value of share-based awards with service-only conditions is recognized as expense on a straight-line basis in the consolidated statement of operations over the requisite service period, which is generally the vesting period ranging from 12 to 48 months. Forfeitures are recorded as they occur. For awards with performance conditions, the Company records compensation expense on a graded-vesting basis when it is deemed probable that the performance condition will be met. For awards with market conditions, the effect of the market conditions is reflected in the fair value measurement and expense, using an option pricing model, recognized on a graded-vesting basis, is not reversed to the extent that the market condition is not achieved. Additionally, awards granted to non-employees are accounted for using their grant date fair value, using Black Scholes option pricing model and are accounted for in the same manner as awards granted to employees.

Determining the fair value of share-based awards requires judgment. The Company's use of option pricing models requires the input of subjective assumptions, including the fair value of shares of the Company's common stock underlying the option award, the expected term of the option, the expected volatility of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. The assumptions used in the Company's option pricing model represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used the Company's share-based compensation expense could be materially different in the future.

Awards granted prior to the Company's direct listing were valued using the historical volatility of the stock price of similar publicly traded peer companies. The expected term of options granted represents the period for which the options are expected to be outstanding and is estimated based on a midpoint between the end of the requisite service period and the contractual term of the options granted. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the date of grant. The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero. The Company's assumptions may change for future grants.

For awards granted prior to the Company's direct listing, because there was no public market for the Company's common stock, the board of directors determined the fair value of the shares of common stock by considering a number of objective and subjective factors including the results of third-party valuations, the Company's actual operating and financial performance, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the likelihood of achieving a liquidity event and transactions involving the Company's preferred or common shares, among other factors. The fair value was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, *Valuation of Privately Held Company Equity Securities Issued as Compensation.*

Restricted Stock Unit Awards

The grant date fair value of RSUs is estimated based on the fair value of the Company's common stock on the date of grant. Prior to the Company's direct listing in July 2023, RSUs granted by the Company vested upon the satisfaction of both service-based vesting conditions and liquidity event-related performance vesting conditions. The liquidity event-related performance vesting conditions were achieved upon the consummation of the Company's direct listing. Stock-based compensation related to such awards was recorded in full, as of the date of the Company's direct listing. Since the Company's direct listing in July 2023, the Company has only granted RSUs that vest upon the satisfaction of a service-based vesting condition and the compensation expense for these RSUs is recognized on a straight-line basis from the date of grant over the requisite service period.

The Company has granted founder performance-based restricted stock units ("founder PRSUs") that contain a market condition in the form of future stock price targets. The grant date fair value of the founder PRSUs was determined using a Monte Carlo simulation model and the Company estimates the derived service period of the founder PRSUs. The grant date fair value of founder PRSUs containing a market condition is recorded as stock-based compensation over the derived service period. Provided that each founder continues to be employed by the Company, either directly or as a non-employee consultant, stock-based compensation expense is recognized over the derived service period, regardless of whether the stock price goals are achieved. If the stock price goals are met sooner than the derived service period, any unrecognized compensation expenses related to the founder PRSUs will be expensed during the period in which the stock price targets are achieved.

Warrants

The Company assesses whether warrants issued to purchase the Company's common stock are liability or equity-classified based on the terms of the warrants. If the warrants are determined to be liability-classified, then the warrants are remeasured to fair value each period with changes in fair value recorded within Changes in fair value of financial instruments carried at fair value, net on the Consolidated Statements of Operations. The Company recognizes the fair value of liability-classified warrants within Other liabilities in its Consolidated Balance Sheets. If the warrants are determined to be equity-classified, then the initial fair value is recorded in Additional paid-in capital and the warrants are not remeasured thereafter.

The Company estimates the fair value of warrants to purchase its common stock and redeemable convertible preferred shares using the Black-Scholes option pricing model. Warrants are principally issued to lenders and non-employees, some of whom are related parties, in connection with debt and equity fundraising and debt restructuring activities.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with U.S. GAAP. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The likelihood of realizing the tax benefits related to a potential deferred tax asset is evaluated, and a valuation allowance is recognized to reduce that deferred tax asset if it is more likely than not that all or some portion of the deferred tax asset will not be realized.

The Company determines whether a tax position taken or expected to be taken in a tax return is to be recognized in the consolidated financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The amount recognized is subject to estimation and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if any, in its income tax provision in the accompanying Consolidated Statements of Operations.

Net Loss Per Share Applicable to Common Shareholders, Basic and Diluted

The Company calculates basic and diluted net loss per share applicable to common shareholders using the two-class method required for companies with participating securities. The Company considers preferred stock to be participating securities as the holders are entitled to receive dividends on a pari passu basis in the event that a dividend is paid on common shares.

Under the two-class method, basic net loss per share applicable to common shareholders was calculated by dividing the net loss available to common shareholders by the weighted-average number of shares of common shares outstanding during the period. For purposes of determining the number of weighted-average common shares outstanding, the Company has included issued and outstanding common shares, penny common share warrants, and vested RSPAs. Diluted net loss per share available to common shareholders was computed by giving effect to all potentially dilutive common share equivalents outstanding for the period. For purposes of this calculation, preferred stock, unvested RSUs, unvested RSPAs, stock options and warrants to purchase common shares were considered common share equivalents but had been excluded from the calculation of diluted net loss per share applicable to common shareholders as their effect was anti-dilutive. In periods in which the Company reports a net loss applicable to common shareholders, diluted net loss per share available to common shareholders is the same as basic net loss per share applicable to common shareholders, since dilutive common shares are not assumed to have been outstanding if their effect is anti-dilutive. The Company reported net loss applicable to common shareholders for the years ended December 31, 2024 and 2023.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company elected the fair value option to account for its debt instruments because the Company's debt instruments contain a number of complex features that would have otherwise required bifurcated derivative accounting. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, which are the following:

Level 1   Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2   Inputs other than quoted prices included in Level I, that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3   Inputs are unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Assets and liabilities are classified in the hierarchy based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The Company measures the fair value of certain long-lived assets including finite-lived intangible assets on a nonrecurring basis, when such assets are acquired in a business combination or are required to be written down to fair value if impaired. Such fair values are classified within the fair value hierarchy, as the valuations contain significant unobservable inputs, including assumptions of the present value of future cash flows, the use of these assets, as well as estimated disposition value.

There were no assets measured at fair value on a recurring basis as of December 31, 2024 and 2023.

The carrying amounts of certain financial assets and liabilities, including restricted cash, other current assets, accounts receivable, accounts payable, accrued expenses, and amounts due to related parties approximate fair value because of the short maturity and liquidity of those instruments.

SAFE and Convertible Notes at Fair Value

The Company's Simple Agreements for Future Equity notes ("SAFE") and Simple Agreement for Future Equity with Tokens ("SAFE-T") are financial instruments whereby an investor provides an investment into the Company, and the note is subsequently converted into a preferred equity security at a discount to the price paid by other investors when and if a preferred equity is issued through a qualifying capital raise. Due to certain provisions included in the agreements for these instruments, they are classified as liabilities as of December 31, 2024 and 2023.

The Company elected the fair value option for the convertible notes and SAFE financial instruments, which requires them to be remeasured to fair value each reporting period with changes in fair value recorded in Changes in fair value of financial instruments carried at fair value, net on the Consolidated Statements of Operations, except for change in the fair value that results from a change in the instrument specific credit risk which is presented separately within other comprehensive income. The fair value estimate includes significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The decision to elect the fair value option is determined on an instrument-by-instrument basis on the date the instrument is initially recognized, is applied to the entire instrument, and is irrevocable once elected. For instruments measured at fair value, embedded conversion or other features are not required to be separated from the host instrument. Issuance costs related to convertible securities carried at fair value are not deferred and are recognized as incurred within Interest expense on the Consolidated Statements of Operations.

For instruments measured at fair value granted before the Company's direct listing, the fair values were based on the estimated values of the notes, warrants, and derivative upon conversion including adjustments to the conversion rates, which were weighted probability associated with certain events, such as a sale of the Company or becoming a public company. The estimated fair values of these financial liabilities were determined utilizing the Probability-Weighted Expected Return Method and is considered a Level 3 fair value measurement.

Recent Accounting Pronouncements

Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, *Segment Reporting*, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The updated standard is effective for fiscal periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 as of January 1, 2024.

Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* ASU 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its financial statements.

In November 2024, the FASB issued ASU No. 2024-03, *Disaggregation of Income Statement Expenses* (Subtopic 220-40). The ASU requires public entities to disaggregate, in a tabular presentation, certain income statement expenses into different categories, such as purchases of inventory, employee compensation, depreciation, and intangible asset amortization. The guidance is effective for fiscal years beginning after December 15, 2026, with early adoption permitted, and may be applied retrospectively. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and related disclosures.

Note 3. Business Combination

On July 27, 2023, the Company completed the acquisition of all issued and outstanding shares of Southern. The acquisition of Southern expands the Company's regional airline network servicing U.S. cities across the Mid-Atlantic, Gulf South, Midwest, Rocky Mountains, West Coast, New England and Hawaii. Total consideration is comprised of $81.25 million of equity consideration, through the issuance of 2,321,423 shares of the Company's common stock on close of the Southern Acquisition and $699 thousand of payments made by the Company to settle debt obligations of Southern, which were not assumed as part of the acquisition. As the transaction closed prior to the Company's listing on the NYSE on July 27, 2023, the fair value of the common stock issued to Southern stockholders was based on the opening trading price of the Company's common stock on July 27, 2023 of $35.00 per share.

Subsequent to the issuance of shares of the Company's common stock as purchase consideration, the Company repurchased 57,666 shares from employees for $1.3 million in satisfaction of employee tax withholdings related to such issuance.

The results of operations of Southern are included in the Company's consolidated financial statements from the date of acquisition, July 27, 2023, through December 31, 2024.

The purchase consideration was preliminarily allocated and adjusted as follows (*in thousands*):

	Preliminary Balance		Measurement Period Adjustments		Adjusted Balance
Cash	$	1,377		$	1,377
Accounts receivable, net		4,155	396		4,551
Prepaid expenses and other current assets		4,326			4,326
Property and equipment, net		37,372	(264)		37,108
Operating lease right-of-use assets		13,214			13,214
Finance lease right-of-use assets		303			303
Acquisition-related intangibles		28,150	(1,100)		27,050
Other assets		3,604			3,604
Total assets	$	92,501	$ (968)	$	91,533
Accounts payable		5,649			5,649
Accrued expenses and other current liabilities		10,405			10,405
Deferred revenue		7,329	8		7,337
Current maturities of long-term debt		2,923			2,923
Operating lease liabilities, current		3,624			3,624
Finance lease liabilities, current		147			147
Due to related parties, current		1,853			1,853
Long-term debt, net of current maturities		24,123			24,123
Operating lease liabilities, long term		6,836			6,836
Finance lease liabilities, long term		175			175
Due to related parties, long term		1,864			1,864
Deferred tax liability		3,750	906		4,656
Other noncurrent liabilities		37			37
Total liabilities	$	68,715	$ 914	$	69,629
Fair value of net assets acquired		23,786	(1,882)		21,904
Goodwill		58,163	1,882		60,045
Total Purchase Consideration	$	81,949	$ —	$	81,949

The Company provisionally allocated the purchase price to tangible and identified intangible assets acquired and liabilities assumed based on the preliminary estimates of their fair values, which were determined using generally accepted valuation techniques based on estimates and assumptions made by management using the best available information.

Measurement period adjustments

The Company recorded measurement period adjustments to the provisional purchase price allocation due to additional information received since the acquisition date of July 27, 2023. The significant adjustments included a reduction to identified intangible assets for EAS route contracts and tradenames of $1.1 million, reductions in plant, property, and equipment of $0.3 million, increases in accounts receivable of $0.4 million, and an increase in deferred income tax liabilities of $0.9 million resulting from new information available to management that impacted the fair value of the assets acquired.

Goodwill represents purchase consideration in excess of the fair value of net assets acquired. Factors that contribute to the recognition of goodwill include increased synergies expected to be achieved from the integration of Southern, as well as the acquisition of a talented workforce. None of the goodwill, as initially recorded, is expected to be deductible for income tax purposes.

During the fourth quarter of 2023, the Company recorded an impairment of the goodwill initially recorded due to the identification of impairment indicators, such as additional delays of aircraft maintenance due to the unavailability of parts, which resulted in a higher cancellation rate of scheduled flights. These delays were expected to, and did, continue into 2024. Additionally, the Company incurred higher cash requirements than expected to fund the operations of the Southern reporting unit during the fourth quarter of 2023, primarily due to higher maintenance costs. Further, unplanned delays in aircraft deliveries under the Textron aircraft supply agreement, including December 2023 cancellations of both firm deliveries and additional purchase options, have delayed re-fleeting efforts. The resulting goodwill impairment charge of $60.0 million was the result of comparing the fair value of the Southern reporting unit to its carrying value.

Following are details of the purchase consideration allocated to acquired intangible assets:

Asset	Fair Value	Weighted-Average Estimated Useful Life
EAS Contracts [1]	$ 25,770	10 years
Tradename and Trademarks [2]	1,280	4 years
Total	$ 27,050	

[1] The fair value of EAS route contracts were determined using the income approach, specifically, the multi-period excess earnings method.

[2] Corporate trade name and trademarks primarily relate to the Southern brand and related trademarks, respectively, and the fair values were determined by applying the income approach, specifically, the relief from royalty method.

The fair value of the identified intangible assets will be amortized over the assets' estimated useful lives based on the pattern in which the economic benefits are expected to be received to depreciation and amortization expense.

The Consolidated Statement of Operations include the following revenue and net loss attributable to Southern from the date of acquisition, July 27, 2023, to December 31, 2023:

	July 27, 2023 through December 31, 2023
Revenue	$ 37,371
Net Loss	$ (4,870)

Unaudited Supplemental Pro Forma Information

Following are the supplemental consolidated financial results of the Company on an unaudited pro forma basis, as if the Southern Acquisition had been consummated as of January 1, 2022:

	Year Ended December 31, 2023
Revenue	$ 112,869
Net loss	$ (184,596)

The unaudited pro forma financial information presented above has been calculated after adjusting the results of operations of the Company to reflect certain business combination effects, including the amortization of the acquired intangible assets, associated income tax impacts, incremental financing costs, and one-time acquisition-related costs incurred by the Company as though the Southern Acquisition occurred as of January 1, 2022. The pro forma financial information is for informational purposes only and not indicative of the results of operations that would have been achieved if this business combination had taken place as of January 1, 2022, nor is it indicative of future results of operations.

Note 4. Prepaids and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31, 2024		December 31, 2023
Prepaid insurance	$	766	$	2,306
Prepaid software		2,177		2,647
Prepaid marketing		2,434		2,406
Engine reserves		1,667		1,150
Vendor operator prepayments		744		634
Prepaid fuel		39		301
Other		684		1,607
Total prepaid expenses and other current assets	$	8,511	$	11,051

Note 5. Property, Plant and Equipment, Net

Property and equipment, net, consists of the following (in thousands):

	December 31, 2024		December 31, 2023
Aircraft, equipment and rotable spares	$	40,290	$	39,196
Equipment purchase deposits		2,000		5,000
Leasehold improvements		2,301		2,479
Office, vehicles and ground equipment		1,158		1,179
Internal-use software		2,729		508
Property and equipment, gross		48,478		48,362
Accumulated depreciation		(6,265)		(2,371)
Property and equipment, net	$	42,213	$	45,991

The Company recorded depreciation expense of $4.7 million and $1.8 million for the years ended December 31, 2024 and 2023, respectively. Depreciation expense is recognized as a component of Depreciation and Amortization expense in the accompanying Consolidated Statement of Operations.

For the years ended December 31, 2024 and 2023, the Company recorded gains on disposal of property and equipment of $743 thousand and $0, respectively. For the gains recorded during the year ended December 31, 2024, $379 thousand was the result of sale-leaseback transactions (see Note 9, *Leases*).

Note 6. Intangible Assets, Net

Intangibles assets, net, consists of the following (in thousands):

	December 31, 2024		December 31, 2023
EAS contracts	$	25,770	$	25,770
Tradenames and trademarks		8,340		8,340
Software		3,122		3,122
Other intangibles		225		242
Intangible assets, gross		37,457		37,474
Accumulated amortization		(14,339)		(10,811)
Intangible assets, net	$	23,118	$	26,663

The Company recorded amortization expense of $3.5 million and $1.8 million for the year ended December 31, 2024 and 2023, respectively. Amortization expense is recognized as a component of Depreciation and Amortization expense in the accompanying Consolidated Statement of Operations.

Expected future amortization as of December 31, 2024 is as follows (in thousands):

	Amount
2025	$ 3,051
2026	2,915
2027	2,764
2028	2,577
2029	2,577
Thereafter	9,234
Total	$ 23,118

Note 7. Goodwill

The change in Goodwill is presented in the following table (in thousands):

	December 31, 2024	December 31, 2023
Beginning of period	$ —	$ —
Addition from Southern Acquisition	—	60,045
Impairment	—	(60,045)
End of period	$ —	$ —

The impairment during the year ended December 31, 2023 is presented within impairment of goodwill on the Company's Consolidated Statements of Operations.

Note 8. Other Assets

Other assets consists of the following (in thousands):

	December 31, 2024	December 31, 2023
Security deposits - aircraft operating leases	$ 1,971	$ 1,037
Cloud-hosted software	1,921	1,829
Credit card holdback	1,255	1,748
Security deposits - other	566	590
Other	410	523
Total other assets	$ 6,123	$ 5,727

Note 9. Leases

Operating Leases

Supplemental balance sheet information related to operating leases is as follows (in thousands):

Operating Leases	Classification	December 31, 2024	December 31, 2023
Assets			
Right-of-use assets	Operating lease right-of-use assets	$ 17,046	$ 12,818
Liabilities			
Lease liabilities, current	Operating lease liabilities, current	$ 4,120	$ 4,104
Lease liabilities, current	Due to related parties, current	1,216	1,686
Lease liabilities, long term	Operating lease liabilities, long term	11,540	5,507
Lease liabilities, long term	Due to related parties, long term	457	1,673
Total lease liabilities		$ 17,333	$ 12,970

Lease term and discount rate were as follows:

	December 31, 2024	December 31, 2023
Weighted average remaining lease term	4.29 years	2.55 years
Weighted average discount rate	8.68%	7.96%

The components of lease cost are as follows (in thousands):

		Year ended December 31,	
Lease Cost	**Classification**	**2024**	**2023**
Operating lease cost - aircraft	Cost of revenue	$ 11,123	$ 3,469
Operating lease cost - non-aircraft	Cost of revenue	781	163
Operating lease cost - non-aircraft	General and administrative	607	333
Lease cost, short term	Cost of revenue	548	1,827
Lease cost, short term	General and administrative	181	156
Engine reserves	Cost of revenue	3,475	1,518
Total lease cost		$ 16,715	$ 7,466

Supplemental disclosures of cash flow and other information related to leases are as follows (in thousands):

	Year Ended December 31,	
	2024	**2023**
Cash paid for operating lease liabilities	$ 7,889	$ 3,044
Non-cash transactions - operating lease assets obtained in exchange for operating lease liabilities	$ 11,606	$ 1,858

Maturities of operating lease liabilities are as follows as of December 31, 2024 (in thousands):

	Amount
2025	$ 6,561
2026	4,603
2027	3,158
2028	2,219
2029	2,218
Thereafter	1,931
Total lease payment, undiscounted	20,690
Less: imputed interest	3,357
Total	$ 17,333

Sale-leaseback transactions

During the year ended December 31, 2024, the Company entered into three sale-leaseback transactions for the Company's owned aircraft. Sales proceeds totaled $8.7 million, which resulted in the addition of corresponding operating use right of use assets and operating lease liabilities. The Company recorded a gain of $379 thousand as a result of the sale transactions. The leases will carry a term of six years.

Finance Leases

The Company's finance lease assets include an aircraft, an aircraft engine, and other equipment.

Supplemental balance sheet information related to finance leases is as follows (in thousands):

	December 31, 2024		December 31, 2023	
Assets				
Finance lease right-of-use assets	$	1,115	$	1,343
Liabilities				
Finance lease liabilities, current	$	265	$	215
Finance lease liabilities, long term		948		1,137
Total finance lease liabilities	$	1,213	$	1,352

Lease term and discount rate are as follows:

	December 31, 2024	December 31, 2023
Weighted average remaining lease term	4.2 years	5.3 years
Weighted average discount rate	11.37%	11.45%

Supplemental disclosures of cash flow and other information related to leases are as follows (in thousands):

	Year Ended December 31,			
	2024		2023	
Cash paid for finance lease liabilities	$	234	$	113
Non-cash transactions - Finance lease assets obtained in exchange for finance lease liabilities	$	95	$	1,143

Maturities of finance lease liabilities are as follows as of December 31, 2024 (in thousands):

	Amount	
2025	$	389
2026		372
2027		336
2028		264
2029		176
Thereafter		—
Total lease payment, undiscounted		1,537
Less: imputed interest		324
Total	$	1,213

Note 10. Accrued Expenses and Other Current Liabilities

As of December 31, 2024 and December 31, 2023, accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Accrued compensation and benefits	$ 5,940	$ 26,751
Accrued professional services	10,431	11,473
Excise and franchise taxes payable	7,729	7,672
Collateralized borrowings	5,842	2,977
Software license fee payable	9,953	2,000
Aircraft contract termination payable	—	1,454
Accrued Monarch legal settlement	1,314	1,314
Insurance premium liability	—	1,131
Accrued major maintenance	427	980
Interest and commitment fee payable	114	190
Statutory penalties	88	520
Other accrued liabilities	3,658	3,120
Total accrued expenses and other current liabilities	$ 45,496	$ 59,582

Collateralized Borrowings

The Company has a revolving accounts receivable financing arrangement that currently allows the Company to borrow a designated percentage of eligible accounts receivable, as defined in the agreement, up to a maximum unsettled amount of $5 million. The agreement is secured by a first security interest in all assets of Southern Airways Express, LLC, a subsidiary of Southern. The related interest rate is the prime rate plus 1% per annum. Additionally, the Company pays certain ancillary fees associated with each borrowing that vary depending on the borrowed amount and duration, which is generally no more than 45 days.

For the year ended December 31, 2024, the Company borrowed a total of $50.3 million under this financing facility, of which $47.5 million was settled through the transfer of pledged receivables. Interest expense incurred on these borrowings for the year ended December 31, 2024, amounted to $471 thousand, and are included in interest expense in the accompanying Consolidated Statements of Operations.

As of December 31, 2024 the outstanding amount due under this facility amounted to $2.8 million. As of December 31, 2024 the Company was in compliance with all covenants under this financing facility.

In addition, during the year ended December 31, 2024, the Company received an advance payment of $3.0 million from a financing institution related to an expected future payment under the IRS' Employee Retention Credit Program, As of December 31, 2024, the Company has recorded $3.0 million within Collateralized borrowings. Such amounts are collateralized against the value of the credits to be received, as well as other assets of Southern Airways Express, a subsidiary of Southern.

Accrued Professional Services

During the fourth quarter of 2024, the Company entered into agreements with several professional service firms engaged in support of the Company's July 27, 2023 direct listing on the NYSE. These agreements modify the payment terms of prior service agreements to be contingent on future equity or debt financing by the Company. The Company estimates that a total of $7.1 million will be due under these agreements over the next five years. Given the uncertainty regarding the timing and amount of payment, all amounts have been classified as current liabilities with the Company's consolidated balance sheet.

Note 11. Financing Arrangements

The Company's long-term debt obligations consist of the following *(in thousands)*:

	December 31, 2024		December 31, 2023	
Note payable to a financing company, fixed interest rate of 7.60%, due November 2024	$	—	$	257
Note payable to bank, fixed interest rate of 4.65%, due November 2025		8		15
Note payable to a financing company, fixed interest rate of 5.49%, due December 2026		120		184
Notes payable to Clarus Capital, fixed interest rate of 8.66%, due April, June and September 2027		14,022		16,476
Note payable to Skywest, fixed interest rates of 4%, due April 2028		2,497		5,656
Note payable to Tecnam, fixed interest rate of 6.75%, due July and August 2032		2,962		3,206
Credit Agreement to ComVest Partners, floating interest rate of SOFR + 5%, due November 2028		44,984		—
Debt issuance costs		(2,167)		0
Long-term debt, gross		62,426		25,794
Current maturities of long-term debt		(2,543)		(5,177)
Long-term debt, net of current maturities	$	59,883	$	20,617

Future maturities of total long-term debt as of December 31, 2024 are as follows *(in thousands)*:

	Amount	
2025	$	2,543
2026		2,676
2027		12,032
2028		45,669
2029		421
Thereafter		1,252
Total	$	64,593

The Company is subject to customary affirmative covenants and negative covenants on all of the above notes payable. As of December 31, 2024, the Company was in compliance with all covenants in the loan agreements.

Credit Agreement

On November 14, 2024, the Company entered into a 4-year credit agreement with certain affiliates of Comvest Partners, as lenders (the "Credit Agreement"), pursuant to which the Company borrowed $44.5 million as a term loan, and $5.5 million of delayed draw commitments, which the Company will use to fund monthly interest payments over the first eighteen months of the Credit Agreement. Borrowings under the delayed draw commitments totaled $0.5 million as of December 31, 2024. This resulted in net proceeds of $42.7 million after funding debt issuance costs.

The loans under the Credit Agreement accrue interest at a rate of (x) SOFR (subject to a 1.00% floor) plus (y) 5.00%, and are subject to a prepayment premium for 18 months after the initial funding date. There was a 1.50% fee on the aggregate loans and commitments, paid at the initial funding. The loans under the Credit Agreement have no payments due other than interest, in advance of the maturity date on November 14, 2028.

The obligations of the Company under the Credit Agreement are subject to a security interest on assets of the Company, subject to certain exceptions.

The Credit Agreement is fully backstopped by a letter of credit issued by HSBC Bank USA, N.A. and arranged by Park Lane, a related party, and in connection therewith, the Company has entered into a reimbursement agreement with Park Lane (see Note 21, *Related Party Balances and Transactions*).

The Credit Agreement contains certain representations and warranties, covenants and events of default. Upon the occurrence of certain events of default, the lenders would have the right to draw upon the letter of credit referenced above.

Fair Value of Convertible Instruments

The Company has elected the fair value option for the convertible notes, which requires them to be remeasured to fair value each reporting period with changes in fair value recorded in changes in fair value of financial instruments carried at fair value, net on the Consolidated Statements of Operations, except for change in fair value that results from a change in the instrument specific credit risk which is presented separately within other comprehensive income. The fair value estimate includes significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

On April 30, 2023, the Company amended the terms of the 2020 Convertible Note to extend the maturity date from May 1, 2023 to November 1, 2023. All other terms of the note remained the same, bearing compound interest at a rate of 6.25% per annum and a monthly payment of $5 thousand. On June 27, 2023, the Company entered into a conditional exercise agreement for the 2020 Convertible Note to convert upon the merger of Surf Air into a subsidiary of the Company. The merger occurred on July 21, 2023, and all principal and accrued interest associated with the 2020 Convertible Note were converted into 1,383,342 convertible preferred shares, which were simultaneously cancelled and converted into 8,822 shares of the Company's common stock.

On June 1, 2023, the Company amended the terms of the 2017 Convertible Notes to extend the maturity date from May 31, 2023 to December 31, 2023. All other terms of the note remained the same. On June 27, 2023, the Company entered into a conditional exercise agreement for the 2017 Convertible Notes to convert upon the merger of Surf Air into a subsidiary of the Company. The merger occurred on July 21, 2023, and all principal and accrued interest associated with the 2017 Convertible Notes were converted into 31,842,737 convertible preferred shares, which were simultaneously cancelled and converted into 203,094 shares of the Company's common stock.

On June 21, 2023, the Company entered into a convertible note purchase agreement (the "Convertible Note Purchase Agreement") with PFG for a senior unsecured convertible promissory note for an aggregate principal amount of $8.0 million. The note bears interest at a rate of 9.75% and matures on December 31, 2024. All unpaid principal and interest balances may be converted into shares of the Company's common stock, at the option of the holder, at a price equal to 120% of the opening trading price of the Company's common stock on the date of its direct listing on the NYSE.

On July 27, 2023, the Company received $8 million in funding under the Convertible Note Purchase Agreement, following satisfaction of all conditions precedent outlined. Based on the $35.00 per share opening price on the first day of listing of the Company's common stock, the principal of the Convertible Note Purchase Agreement would be convertible into 196,476 shares of the Company's common stock.

On November 14, 2024, the Company amended the existing Convertible Note Purchase Agreement with PFG, which had an outstanding principal amount of $8.0 million issued to PFG upon amendment.

The Convertible Note Purchase Agreement will accrue interest at the greater of (x) SOFR (subject to a 1.00% floor) plus 5.00% and (y) 9.75%. In the event the Company raises capital in certain equity offerings, a portion of the net cash proceeds from such equity offerings is required to be applied to repay the obligations under the Convertible Note Purchase Agreement. The maturity of the Convertible Note Purchase Agreement is December 31, 2028, which may be accelerated upon the occurrence of certain events of default.

PFG has the right to convert, at its option, the amounts outstanding under the Convertible Note Purchase Agreement into common stock of Company, at a conversion price of $42.00 per share.

The obligations under the Convertible Note Purchase Agreement are guaranteed by certain of the Company's subsidiaries, and subject to a security interest on assets of the Company and the subsidiary guarantors, subject to certain exceptions.

As of December 31, 2024, the Company was in compliance with all covenants under the Convertible Note Purchase Agreement.

Fair value of convertible notes *(in thousands)*:

	Fair Value at	
	December 31, 2024	December 31, 2023
Convertible Note Purchase Agreement	7,347	7,715
Total	$ 7,347	$ 7,715

Fair Value of SAFE Notes

The Company's SAFE and SAFE-T notes are carried at fair value, with fair value determined using Level 3 inputs. The Company determined that the SAFE and SAFE-T instruments should be classified as liabilities based on evaluating the characteristics of the instruments, which contained both debt and equity-like features. The SAFE notes mature between May 2024 and June 2025. The SAFE-T instrument matured in July 2019, but the holder has elected not to effect an equity conversion of the instrument. Subsequent changes in the fair value of the SAFE and SAFE-T notes are recorded as part of changes in fair value of financial instruments carried at fair value, net within the Consolidated Statements of Operations.

Each of the SAFE notes previously converted into shares of the Company's common stock, concurrent with the Company's listing on the NYSE (see Note 12, *Fair Value Measurements*).

Fair value of SAFE and SAFE-T notes *(in thousands)*:

| | Fair Value at | |
	December 31, 2024	December 31, 2023
SAFE-T	13	25
Total	$ 13	$ 25
Less: SAFE notes at fair value, current	(13)	(25)
SAFE notes at fair value, long term	$ —	$ —

On January 31, 2023, the Company entered into a SAFE note whereby the Company agreed to sell an investor up to a number of shares of the Company's common stock having an aggregate value of $0.3 million in exchange for cash received in 2023. The resulting conversion prices were based on a contractually defined discount of 20% of the per share consideration payable to shareholders of the Company's common stock, in the event of a change in control or qualified financing, and a 35% discount to the price per share of common shares issued in the event of a de-SPAC transaction, IPO, or direct listing.

On June 15, 2023, the Company entered into a SAFE note with LamJam LLC ("LamJam"), a related party, for $6.9 million, in consideration of the cancellation of a $3.47 million promissory note, including principal and interest, payable by the Company to LamVen LLC ("LamVen"), a related party of LamJam, and $3.47 million received in cash from LamJam. The resulting conversion prices were based on a contractually defined discount of 20% of the per share consideration payable to shareholders of the Company's common stock, in the event of a change in control or qualified financing, and a 35% discount to the price per share of common shares issued in the event of a de-SPAC transaction, IPO, or direct listing.

On June 26, 2023, the Company entered into an agreement with holders of the SAFE notes to transfer all of Surf Air's rights, interests, and obligations under the SAFE notes to the Company upon the merger of Surf Air into a subsidiary of the Company, which occurred on July 21, 2023.

On July 27, 2023, concurrent with the first day of listing of the Company's common stock, the Company issued 2,480,765 shares of common stock in satisfaction of $56.4 million of outstanding principal on SAFE notes. Share settlements were based on the contractual 35% discount to the $35.00 per share opening price on the first day of listing of the Company's common shares.

Note 12. Share Purchase Agreement, GEM Purchase, and Mandatory Convertible Security

Share Purchase Agreement

During 2020, the Company entered into a Share Purchase Agreement ("SPA") with GEM Global Yield LLC SCS ("GEM") and an entity affiliated with GEM to provide incremental financing in the event the Company completed a business combination transaction with a SPAC, IPO, or direct listing. On May 17, 2022, February 8, 2023, and September 18, 2023, the SPA was amended to increase the maximum aggregate shares of the Company's common stock that may be required to be purchased by GEM from $200 million to $400.0 million (the "Aggregate Limit") and amend the commitment fee required under the SPA from $4 million to 571,429 shares of the Company's common stock. Pursuant to the amended and restated SPA, and subject to the satisfaction of certain conditions, the Company will have the right from time to time at its option to direct GEM to purchase up to the Aggregate Limit of shares of the Company's common stock over the term of the amended and restated SPA. Upon its public listing, the Company may request GEM to provide advances under the SPA in an aggregate amount of up to $100.0 million, provided that individual advances are not to exceed $25.0 million each, with the first advance not to exceed $7.5 million. Each advance will reduce the amount that the Company can request for future purchases under the SPA. On September 29, 2023, the Company received its first advance under the SPA in the amount of $4.5 million, on a total request of $7.5 million, with the remaining $3.0 million being received on October 3, 2023. Concurrent with the receipt of funds, the Company issued 571,429 shares of its common stock to GEM in full satisfaction of the commitment fee. Following an advance or draw, the number of shares to be transferred to GEM will be based on an average of the volume-weighted average trading price of the Company's common stock over a period of fifteen trading days following the receipt of an advance, subject to a 15 day extension in certain circumstances. This average price will be subject to a contractual discount of 10%. Additionally, contractual provisions within the SPA provide that in no event may GEM receive a share issuance, from a draw under the SPA, that would raise their share ownership percentage above 10% of the Company. This provision may impact the Company's ability to request additional purchases under the SPA.

On June 15, 2023, July 21, 2023, and July 24, 2023, the SPA was further amended to modify the number of shares of the Company's common stock to be issued to GEM at the time of a public listing transaction of the Company from an amount equal to 0.75% of the Company's fully-diluted shares of common stock outstanding to a fixed 185,714 shares of the Company's common stock. The amendments to the SPA also modified certain registration requirements whereby the Company was obligated to file a re-sale registration statement within 5 business days of the Company's public listing. On July 27, 2023, concurrent with the Company's direct listing, the Company issued 185,714 shares of the Company's common stock to GEM in full satisfaction of this provision. Pursuant to GEM's associated registration rights, the Company filed a re-sale registration statement, covering the 185,714 shares, on August 2, 2023, which was declared effective by the SEC on September 28, 2023.

The Company has accounted for the shares issuance contracts under the SPA, as amended, as derivative financial instruments which are recorded at fair value within Other long-term liabilities on the Consolidated Balance Sheets. During the year ended December 31, 2024, the Company settled $2.5 million in advances received from GEM through the issuance of 1,311,235 shares of the Company's common stock. The Company also received total proceeds of $1.4 million during the year ended December 31, 2024, through draws under the SPA. This resulted in the issuance of 236,535 shares of the Company's common stock. Additionally, liabilities related to advances received under the SPA prior to March 1, 2024 were reclassified as part of the Mandatory Convertible Security, as discussed below.

As a result of this activity, the fair value of the GEM liability was $0 and $11.3 million as of December 31, 2024 and December 31, 2023, respectively. Changes in fair value were recorded in Changes in fair value of financial instruments carried at fair value, net on the Consolidated Statements of Operations.

GEM Purchase

On June 15, 2023, and amended on July 21, 2023, and July 24, 2023, the Company and GEM entered into the SPA whereby GEM would purchase 142,857 shares of the Company's common stock for cash consideration of $25.0 million upon the successful public listing of the Company's shares. Under the terms of the agreement, the Company is obligated to file a re-sale registration statement, covering the 142,857 shares issued, within five business days of the Company's public listing. On July 27, 2023, concurrent with the Company's direct listing, the Company received the $25.0 million cash consideration contemplated in the SPA, in exchange for the issuance of 142,857 shares of the Company's common stock. Pursuant to the associated registration rights, the Company filed a re-sale registration statement, covering the 142,857 shares, on August 2, 2023, which was declared effective by the SEC on September 28, 2023.

GEM Mandatory Convertible Security

On March 1, 2024, Company entered into a mandatory convertible security purchase agreement (the "MCSPA") with GEM. Pursuant to the MCSPA, the Company has agreed to issue and sell to GEM, and GEM has agreed to purchase from the Company, a mandatory convertible security with a par amount of up to $35,200,000 (the "Mandatory Convertible Security"), which shall be convertible into a maximum of 1,142,857 shares of the Company's common stock, par value $0.0001 per share, subject to adjustment as described in the MCSPA.

The Company issued the Mandatory Convertible Security on August 7, 2024 (the "Closing Date"). The Mandatory Convertible Security will mature on August 7, 2029 (the "Maturity Date"), unless earlier converted or redeemed pursuant to the terms set forth in the Mandatory Convertible Security. As partial consideration for GEM's purchase of the Mandatory Convertible Security, GEM delivered to the Company 900,000 shares of the Company's common stock. In addition, the MCSPA restored the number of shares of the Company's common stock that may be required to be purchased by GEM under the SPA to $300.0 million and $100.0 million of advances, thus restoring the maximum aggregate shares of the Company's common stock that may be required to be purchased by GEM to $400.0 million The respective formulas that the Company and GEM used to determine the par amount of the Mandatory Convertible Security and the consideration for GEM's purchase of the Mandatory Convertible Security are each set forth in the MCSPA.

On the Maturity Date, the Company will pay to GEM, at the Company's option, cash or shares of the Company's common stock in an amount equal to the then outstanding par amount of the Mandatory Convertible Security divided by the lesser of (a) $31.15 (the

"Fixed Conversion Price") and (b) the average of the five lowest volume-weighted average prices per share for the Company's common stock trading on the NYSE during the 30 trading days immediately preceding the Maturity Date (the "Floating Conversion Price").

Prior to the Maturity Date, GEM will have the option to convert any portion of the Mandatory Convertible Security into shares of the Company's common stock at a conversion rate equal to the portion of the par amount to be converted into shares of the Company's common stock divided by the lesser of (a) the Fixed Conversion Price and (b) the Floating Conversion Price. If, following the conversion by GEM of any portion of the Mandatory Convertible Security into 1,142,857 shares of the Company's common stock at any time prior to the Maturity Date, any par amount of the Mandatory Convertible Security remains outstanding, the Company will have the option to (x) increase the maximum number of shares of the Company's common stock into which the Mandatory Convertible Security may convert, with such increase to be at the Company's sole discretion, (y) pay to GEM an amount in cash equal to 115% of the remaining outstanding par amount or (z) increase the remaining outstanding par amount by 15% of the amount outstanding immediately after issuance of the 1,142,857 shares of the Company's common stock. GEM may not convert any portion of the Mandatory Convertible Security into shares of the Company's common stock to the extent that GEM (together with its affiliates and any other parties whose holdings would be aggregated with those of GEM for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended) would beneficially own more than 4.99% of the shares of the Company's common stock outstanding after such conversion; provided, however, that GEM may increase or decrease such maximum limitation percentage to not more than 9.99% upon 61 days' notice to the Company.

The Company may, at its option, redeem the Mandatory Convertible Security, in whole or in part, in cash at a price equal to 115% of the outstanding par amount to be redeemed.

Pursuant to the terms of the MCSPA and the Mandatory Convertible Security, GEM has agreed that, beginning March 1, 2024 and for so long as any shares of the Company's common stock are beneficially owned by GEM (together with its affiliates and any entity managed by GEM, the "GEM Entities"), the GEM Entities will limit the daily volume of sales of shares of the Company's common stock then beneficially owned by the GEM Entities to no more than 1/10th of the daily trading volume of shares of the Company's common stock on the NYSE on the trading day immediately preceding the applicable date of such sales.

During the year ended December 31, 2024, GEM converted $1.6 million of the par amount of the Mandatory Convertible Security, through the issuance of 1,142,857 shares of the Company's common stock. Following the conversion of the maximum number of shares allowed under the terms of the Mandatory Convertible Security, the Company informed GEM of its intention to increase the remaining par amount by 15% of the amount outstanding immediately after issuance of the maximum conversion amount,

A liability of $16.4 million associated with the Mandatory Convertible Security was recorded as of the Closing Date. The fair value of the liability was estimated using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the Company will not be able to satisfy the liability through the issuance of shares of common stock and taking into account the value of the consideration transferred to the Company upon closing of the MCSPA. This was inclusive of the value of the shares returned to the Company and the cancellation of the share transfers due in settlement of the GEM derivative liability (see *Note 13. Fair Value Measurements*). For the year ended December 31, 2024, the Company recorded a change in fair value of $11.7 million related to the Mandatory Convertible Security, resulting in a liability of $23.2 million as of December 31, 2024, which was included as part of other long-term liabilities within the Consolidated Balance Sheets. Significant inputs in determining period end fair values of the Mandatory Convertible Security are as follows:

	August 7, 2024	December 31, 2024
Par amount	35,200	38,615
Probability of default	15.8%	—%
Expected volatility	130.6%	155.7%
Discount rate	3.8%	4.3%
Share price	$ 1.995	$ 5.390

Note 13. Fair Value Measurements

The fair values of the convertible notes, SAFE instruments, preferred stock warrant liabilities, and derivative liability were based on the estimated values of the notes, SAFE instruments, warrants, and derivatives upon conversion including adjustments to the conversion rates, which were probability weighted associated with certain events, such as a sale of the Company or the Company becoming a public company. The estimated fair values of these financial liabilities were determined utilizing the Probability-Weighted Expected Return Method and is considered a Level 3 fair value measurement.

Assets and liabilities are classified in the hierarchy based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The following tables summarize the Company's financial liabilities that are measured at fair value on a recurring basis in the consolidated financial statements *(in thousands)*:

| | Fair Value Measurements at December 31, 2024 Using: | | | |
	Level 1	Level 2	Level 3	Total
Liabilities:				
Convertible notes at fair value	$ -	$ -	$ 7,347	$ 7,347
SAFE notes at fair value	—	—	13	13
LamVen Note	—	—	50,000	50,000
Mandatory Convertible Security	—	—	23,221	23,221
Total financial liabilities	$ —	$ —	$ 80,581	$ 80,581

| | Fair Value Measurements at December 31, 2023 Using: | | | |
	Level 1	Level 2	Level 3	Total
Liabilities:				
Convertible notes at fair value	$ -	$ -	$ 7,715	$ 7,715
SAFE notes at fair value	—	—	25	25
GEM derivative liability	—	—	11,333	11,333
Total financial liabilities	$ —	$ —	$ 19,073	$ 19,073

The following table provides a reconciliation of activity and changes in fair value for the Company's convertible loans and redeemable convertible preferred stock warrant liability using inputs classified as Level 3 *(in thousands)*:

	Convertible Notes at Fair Value	SAFE Notes	LamVen Note	Mandatory Convertible Security	GEM Derivative Liability
Balance at December 31, 2023	$ 7,715	$ 25	$ —	$ —	$ 11,333
Advances received on share purchase agreement	—	—	—	—	2,500
Draws on share purchase agreement	—	—	—	—	1,393
LamVen Note exchange	—	—	50,000	—	—
Borrowings on convertible notes	34	—	—	—	—
Settlement in common shares	—	—	—	(1,621)	(4,326)
Change in fair value	(402)	(12)	—	11,713	433
Issuance of Mandatory Convertible Security	—	—	—	13,129	(11,333)
Balance at December 31, 2024	$ 7,347	$ 13	$ 50,000	$ 23,221	$ —

Long-Term Debt

The carrying amounts and fair values of the Company's long-term debt obligations were as follows:

| | As of December 31, 2024 | | As of December 31, 2023 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt, including current maturities	$ 64,593	$ 64,707	$ 25,794	$ 26,036

In assessing the fair value of the Company's long-term debt, including current maturities, the Company primarily uses an estimation of discounted future cash flows of the debt at rates currently applicable to the Company for similar debt instruments of comparable maturities and comparable collateral requirements.

Note 14. Warrants

Preferred Share Warrants

There were no preferred share warrants issued in the year ended December 31, 2024. Previously issued convertible preferred share warrants totalled 805,823 shares of Class B-2 preferred warrants; 410,123 shares of Class B-3 preferred warrants; and 1,493,015 shares of Class B-4 preferred warrants. On July 21, 2023, as a condition of the Internal Reorganization, all preferred share warrants were converted into 17,276 warrants for the purchase of the Company's common stock. The exercise price for all warrants is $267.61 per share.

Ordinary Share Warrants

Prior to the Internal Reorganization, ordinary share warrants were issued by Surf Air in connection with debt and equity capital raising transactions, as well as part of debt restructuring activities. The warrants were exercisable at any time, or from time to time, in whole or in part at any time on or prior to the expiration date, which was seven to ten years from the issuance date. The warrants terminated on the earlier of the expiration date or change in control upon the effectiveness of the Company's registration statement or upon the closing of a deemed liquidation event. If there was no change in control, the warrants without a stated expiration date would never expire. On July 21, 2023, Surf Air merged into a subsidiary of the Company as part of an Internal Reorganization. The change in control resulted in all outstanding ordinary share warrants being re-issued into warrants to purchase shares of the Company's common stock.

During the year ended December 31, 2023, the Company issued a total of 20,487 ordinary warrants due to the conversion of amounts due under the 2017 Convertible Notes (See Note 11, *Financing Arrangements).* Prior to the Company's direct listing on the NYSE on July 27, 2023, ordinary warrant holders exercised all then outstanding ordinary share warrants, with exercise prices ranging from $1.54 to $32.90 per share, on a combination of cash-based and cashless exercises. This resulted in the issuance of 672,509 shares of common stock for total proceeds of $128 thousand.

Note 15. Commitments and Contingencies

Software License Agreements

On May 18, 2021, the Company executed two agreements with Palantir Technologies Inc. to license a suite of software for the term of seven years commencing on the effective date. The agreements identify two phases where Palantir provides services to customize the software: an Initial Term from May 18, 2021 through June 30, 2023 with a cost of $11.0 million and an Enterprise Term from July 1, 2023 to May 7, 2028 with a cost of $39.0 million, for a total cost of $50.0 million. As of December 31, 2024 and December 31, 2023, the Company capitalized $3.1 million and $2.5 million, respectively, related to the software that Palantir has provided to the Company. During the year ended December 31, 2024, the Company settled $9.6 million in outstanding payables to Palantir through the issuance of 2,990,386 shares of the Company's common stock. As of December 31, 2024, the Company had $27.4 million in remaining commitments under this agreement.

Licensing, Exclusivity and Aircraft Purchase Arrangements

Textron Agreement

On September 15, 2022, the Company entered into agreements with Textron Aviation Inc. and one of its affiliates (collectively, "TAI"), for engineering services and licensing, sales and marketing, and aircraft purchases, which became effective as of the Company's direct listing on July 27, 2023 ("TAI Effective Date").

The engineering services and licensing agreement provides, among other things, that TAI will provide the Company with certain services in furtherance of development of an electrified powertrain technology (the "SAM System"). The engineering agreement requires payment by the Company as such services are provided by TAI. Under this agreement, the Company agrees to meet certain development milestones by specified dates, including issuance of a supplemental type certificate by the Federal Aviation Administration ("FAA"). Should the Company fail to meet certain development milestones, TAI has the right to terminate the collaboration agreement. The Company is currently complying with necessary development milestones under this agreement.

The licensing agreement grants the Company a nonexclusive license to certain technical information and intellectual property for the purpose of developing an electrified propulsion system for the Cessna Caravan aircraft, and to assist in obtaining STC from the FAA, including any foreign validation by any other aviation authority, for electrified propulsion upfits/retrofits of the Cessna Caravan aircraft. The licensing agreement provides for payment by the Company of license fees aggregating $60.0 million over a multi-year period, with an initial $12.5 million in deposits being made as of December 31, 2023. The $12.5 million of deposits were recorded to technology and development expenses within the Company's consolidated statements of operations during the fourth quarter of 2023. During the year ended December 31, 2024, the Company and TAI agreed to apply a previous deposit under the aircraft purchase agreement to amounts due under the licensing agreement. Remaining payments due under the initial license fees of $9.5 million are due in 2025. The remaining $35 million of payments under the licensing agreement will be due, via annual payments, following the Company's receipt of the STC, which the company continues to actively pursue.

Under the sales and marketing agreement, the parties agreed to develop marketing, promotional and sales strategies for the specifically configured Cessna Grand Caravans and further agreed to: (a) include Cessna Grand Caravans fitted with the SAM System (the "SAM Aircraft") in sales and marketing materials (print and digital) distributed to authorized dealers, (b) prominently display the SAM Aircraft on their respective websites and social media, (c) include representatives of the Company and TAI at trade show booths, (d) market the SAM Aircraft and conversions to SAM Aircraft to all owners of pre-owned Cessna Grand Caravans, and (e) not advertise or offer any third-party-developed electrified variants of the Cessna Grand Caravan. Certain technologies for aircraft propulsion are specifically carved out from TAI's agreement to exclusively promote the SAM System for Cessna Grand Caravans. The sales and marketing agreement provides for payment by the Company of exclusivity fees aggregating $40.0 million, with certain amounts deferred such that the aggregate fee is payable over four years commencing on the earlier of the year after the Company obtains an STC for the SAM System on the Cessna Grand Caravan or the 5th anniversary of the TAI Effective Date. The Company's obligation to pay exclusivity fees in any year may be offset, in whole or in part, based on the achievement of certain sales milestones of SAM Aircraft and Cessna Grand Caravans subsequently converted to a SAM System.

Under the aircraft purchase agreement, the Company may purchase from TAI 90 specifically configured Cessna Caravans at prevailing market rates whereby the aggregate purchase price could be approximately $297.0 million, with an option to purchase an additional 26 specifically configured Cessna Caravans having an aggregate purchase price in excess of $85.8 million, over the course of 7 years. The final price to be paid by the Company will be dependent upon a number of factors, including the final specifications of such aircraft and any price escalations. During the year ended December 31, 2024, the Company and TAI agreed to apply a previous deposit under the aircraft purchase agreement to amounts due under the licensing agreement. As of December 31, 2024, the Company has made deposits of $2.0 million under this agreement, with the Company being required to make an additional deposits of $8.0 million during 2025. The Company accepted delivery of four aircraft under the aircraft purchase agreement during 2024.

Jetstream Agreement

On October 10, 2022, the Company and Jetstream Aviation Capital, LLC ("Jetstream") entered into an agreement (the "Jetstream Agreement") that provides for a sale and/or assignment of purchase rights of aircraft from the Company to Jetstream and the leaseback of such aircraft from Jetstream to the Company within a maximum aggregate purchase amount of $450.0 million, including a $120.0 million total minimum usage obligation by the Company. The Jetstream Agreement may be terminated: (i) upon a termination notice by either party in the event that a material adverse change in the business of the other party is not resolved within 30 days of such notice; and (ii) as mutually agreed in writing by the parties. No transactions have been executed under this agreement as of December 31, 2024.

Palantir Joint Venture

On August 9, 2024, the Company entered into a joint venture agreement (the "JV Agreement") with Palantir. Pursuant to the JV Agreement, the Company expects to establish Surf Air Technologies LLC ("Surf Air Technologies"), a subsidiary of the Company, in order to help develop, market, sell, maintain, and support an artificial intelligence-powered software platform for the advanced air mobility industry, which is expected to be powered by Palantir, to provide operators of all types of aircraft, amongst other software products and solutions, with systems for the management of planes, airline operations, and customer facing applications (the "Software Platform").

The JV Agreement provides that the Company will assign certain agreements regarding subscription access to certain of Palantir's proprietary commercial software platforms (the "Palantir Platforms") to Surf Air Technologies. The Company has agreed to contribute the software and intellectual property the Company has developed relating to the Software Platform; the data and know-how from its operations on an ongoing basis to support the development, maintenance, support, and operation of the Software Platform; and the employees and contractors directly involved in developing the Software Platform. Palantir has agreed to contribute a service contract to provide implementation engineering services in support of Surf Air Technologies' use of the Palantir Platforms, which may include its interface to Software Platform. Surf Air Technologies is also expected to be capitalized by outside third-party investors sourced by the Company and Palantir, with an initial target raise of not less than $5 million.

The closing of the JV Agreement is anticipated to occur no later than May 31, 2025 and is subject to certain customary conditions, including the following: establishment of Surf Air Technologies as a Delaware limited liability company, signing of an operating agreement, contributions by each party to Surf Air Technologies, the securing and funding of outside capital, and receipt of internal approvals by the Company and Palantir.

Under the JV Agreement, the Company is expected to be entitled to designate four of the five members of the board of directors of Surf Air Technologies and Palantir is entitled to designate one board member. The JV Agreement also provides that the Company will be primarily responsible for oversight of Surf Air Technologies and shall designate the Chair of the board of directors, the legal representative, and the General Manager of Surf Air Technologies.

The JV Agreement also provides that the Company and Palantir have certain rights in connection with Surf Air Technologies, including pre-emptive rights if Surf Air Technologies proposes to increase its registered capital, a right of first refusal to purchase equity in Surf Air Technologies that the other party may propose to transfer to a third party, the Company's right to buy out Palantir's stake in Surf Air Technologies, Palantir's right to exchange shares in the Company for equity in Surf Air Technologies, and the right to purchase all of the other party's equity in the event of bankruptcy of the other party.

Business Combination Agreements

On May 17, 2022, the Company entered into a business combination agreement (the "Merger Agreement") with Tuscan Holdings Corp II ("Tuscan"). On November 14, 2022, the Company and Tuscan mutually terminated the Merger Agreement. Pursuant to the terms of the mutually terminated Merger Agreement, the Company was obligated to issue to Tuscan 90,714 shares of the Company's common stock or a combination of 85,714 shares of the Company's common stock and $0.7 million in cash upon a triggering event, which was defined as a direct listing, IPO or a business combination with a special purpose acquisition corporation ("SPAC").

On July 27, 2023, concurrent with the first day of listing of the Company's common stock, the Company issued 90,714 shares of common stock to Tuscan in satisfaction of the terms of the mutually terminated Merger Agreement. Based on the $35.00 opening price of the Company's common stock, such shares have resulted in $3.2 million of contract termination expense, included as part of other expense in the Company's Consolidated Statement of Operations for the year ended December 31, 2023.

Guarantees

The Company indemnifies its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The term of the indemnification period is for the officer or director's lifetime. The maximum potential future amount the Company could be required to pay under these indemnification agreements is unlimited. The Company believes its insurance would cover any liability that may arise from the acts of its officers and directors and as of December 31, 2024 the Company is not aware of any pending claims or liabilities.

The Company enters into indemnification provisions under agreements with other parties in the ordinary course of business, typically with business partners, contractors, customers, landlords and investors. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of its activities or, in some cases, as a result of the indemnified party's activities under the agreement. These indemnification provisions sometimes include indemnifications relating to representations the Company has made with regards to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential future amount the Company could be required to pay under these indemnification provisions is unlimited.

Legal Contingencies

In 2017, the Company acquired Rise U.S. Holdings, LLC ("Rise"). Prior to the close of the acquisition, Rise Alpha, LLC and Rise Management, LLC (both of which are wholly-owned subsidiaries of Rise and hereinafter referred to as the "Rise Parties"), were served with a petition for judgment by Menagerie Enterprises, Inc. ("Monarch Air"), relating to breach of contract for failure to pay Monarch Air pursuant to the terms and conditions of a flight services agreement with Monarch Air, which occurred prior to the Company's acquisition of Rise. The Rise Parties filed numerous counterclaims against Monarch Air, including fraud, breach of contract and breach of fiduciary duty. Rise, a subsidiary of the Company, was named as a party in the lawsuit. During 2018 and 2019, certain summary judgments were granted in favor of Monarch Air.

On November 8, 2021, the Rise Parties entered into a final judgment in respect of litigation to finally resolve all claims raised by Monarch Air and the Rise Parties agreed to pay actual damages of $1.0 million, pre-judgment interest of $0.2 million, attorneys' fees of $0.06 million and court costs of approximately $0.003 million. Since then, Monarch Air has been conducting post-judgment discovery. The full settlement had been accrued within Accrued expenses and other current liabilities on the Consolidated Balance Sheets by the Company as of December 31, 2024 and December 31, 2023.

The Company is also a party to various other claims and matters of litigation incidental to the normal course of its business, none of which were considered to have a potential material impact as of December 31, 2024. However, the resolution of, or increase in any accruals for, one or more matters may have a material adverse effect on the Company's results of operations and cash flows.

FAA Matters

Our operations are highly regulated by several U.S. government agencies, including the U.S. DOT, the FAA and the Transportation Security Administration. Requirements imposed by these regulators (and others) may restrict the ways we may conduct our business, as well as the operations of our third-party aircraft operator customers. Failure to comply with such requirements may result in fines and other enforcement actions by the regulators.

On February 23, 2024, the FAA notified the Company that it was seeking a proposed civil penalty of $0.3 million against the Company for alleged non-compliance with respect to certain regulatory requirements relating to flight officer certifications and required competence checks for flights flown during the fourth quarter of 2022. In December 2024, the Company reached a settlement in the amount of $88 thousand for full resolution of this matter.

On October 17, 2023, the Company received a letter of intent from the FAA regarding an investigation into the Company's Hawaii operations, whereby the Company is alleged to have operated flights beyond their required maintenance intervals during the fourth quarter of 2023. Each violation was subject to a civil penalty not to exceed $14,950 per flight. In May 2024, the Company reached a settlement in the amount of $16 thousand for full resolution of this matter.

Tax Commitment

On May 15, 2018, the Company received notice of a tax lien filing from the IRS for unpaid federal excise taxes for the quarterly periods from October 2016 through September 2017 in the amount of $1.9 million, including penalties and interest as of the date of the notice. The Company agreed to a payment plan ("Installment Plan") whereby the IRS would take no further action and remove such liens at the time such amounts have been paid. In 2019, the Company defaulted on the Installment Plan. Defaulting on the Installment Plan can result in the IRS nullifying such plan, placing the Company in default and taking collection action against the Company for any unpaid balance. The Company's total outstanding federal excise tax liability, including accrued penalties and interest, is recorded in Accrued expenses and other current liabilities on the Consolidated Balance Sheets and is in the amount of $7.7 million and $7.6 million as of December 31, 2024 and December 31, 2023, respectively. In June 2024, the Company submitted a formal offer-in-compromise ("OIC") to the IRS, seeking to resolve all consolidated excise tax liabilities. Under the terms of the OIC, all collection actions against the Company, in relation to these matters, were abated and the Company made $34 thousand monthly payments on historical excise tax liabilities through November 2024. In December 2024, the Company received notice from the IRS that the OIC had been rejected. The Company will continue to explore available options regarding settlement of its federal excise tax liability, including the submission of additional OICs.

During 2018, the Company defaulted on its property tax obligations in various California counties in relation to fixed assets, plane usage and aircraft leases. The Company's total outstanding property tax liability including penalties and interest is $1.6 million and $1.9 million as of December 31, 2024 and December 31, 2023, respectively.

Note 16. Disaggregated Revenue

The disaggregated revenue for the years ended December 31, 2024 and 2023 were as follows *(in thousands)*:

	Year Ended December 31,			
	2024		**2023**	
Scheduled	$	90,735	$	39,397
On-Demand	$	28,690		21,108
Total revenue	$	119,425	$	60,505

The long-term performance obligations for contractually committed revenues, all of which is related to on-demand revenue, is recorded in Other long-term liabilities as of December 31, 2024, and December 31, 2023 in the amount of $0 and $2.7 million, respectively.

| | Year Ended December 31, | |
	2024	2023
Deferred revenue, beginning of period	$ 21,725	$ 9,568
Acquired deferred revenue	—	7,329
Revenue deferred	62,546	45,712
Revenue recognized	(66,878)	(40,884)
Deferred revenue, end of period	$ 17,393	$ 21,725

Deferred revenue principally represents tickets sold for future travel on the Company's flights. The balance fluctuates with seasonal travel patterns. The contract duration of passenger tickets is generally one to two years. Accordingly, any revenue associated with tickets sold for future travel will be recognized within 12-24 months. For 2024, $15.5 million of revenue was recognized in passenger revenue that was included in our deferred revenue liability at December 31, 2023. For 2023, $7.6 million of revenue was recognized in passenger revenue that was included in our deferred revenue liability at December 31, 2022.

Note 17. Redeemable Convertible Preferred Shares and Convertible Preferred Shares

Redeemable Convertible Preferred Shares

On June 2, 2023, the Company received $3.0 million cash from an existing investor in connection with the issuance of 5,665,722 shares of Class B-6a redeemable convertible preferred shares.

In connection with the Internal Reorganization, on July 21, 2023, 234,856,003 redeemable convertible preferred shares were cancelled and re-issued into 1,497,797 shares of the Company's common stock.

Class B-6s Convertible Preferred Shares

On June 15, 2023, the Company converted the LamJam term notes in the amount of $5.3 million into 9,932,241 Class B-6s convertible preferred shares (see Note 21, *Related Party Balances and Transactions*).

On June 30, 2023, the Company awarded 1,921,778 Class B-6s convertible preferred shares to prior employees and service providers in connection with past services provided. The Company recorded $0.9 million of stock-based compensation expense for the issuance of these awards.

In June 2023, the Company settled outstanding debt of $0.2 million with 486,402 shares of Class B-6s convertible preferred shares.

In connection with the Internal Reorganization, on July 21, 2023, 83,819,163 Class B-6s convertible preferred shares were cancelled and re-issued into 534,558 shares of the Company's common stock.

There were no redeemable convertible preferred shares authorized, issued, or outstanding as of December 31, 2024 and December 31, 2023.

Note 18. Stock-Based Compensation

2023 Equity Incentive Plan

On July 27, 2023, concurrent with the Company's direct listing, the Company's board of directors adopted the 2023 Equity Incentive Plan (the "2023 Plan"). A total of 1,071,429 shares of the Company's common stock were initially authorized for issuance with respect to awards granted under the 2023 Plan. In addition, the shares authorized for grant will automatically increase on the first trading day in January of each year (commencing with 2024) by an amount equal to the lesser of (1) 5.0% of the total number of our outstanding shares on the last trading day in December in the prior year, or (2) such number as determined by our board of directors. Any shares subject to awards that are not paid, delivered or exercised before they expire or are canceled or terminated, fail to vest, as well as shares used to pay the purchase or exercise price of awards or related tax withholding obligations, will become available for other award grants under the 2023 Plan. Shares subject to outstanding awards granted under the 2016 Plan that are not paid, delivered or exercised before they expire or are canceled or terminated will be available for award grants under the 2023 Plan.

Awards under the 2023 Plan may be in the form of incentive or nonqualified stock options, stock appreciation rights, stock bonuses, restricted stock, stock units and other forms of awards including cash awards.

The Company issues shares of common stock upon the vesting and settlement of RSUs and upon the exercises of stock options under the 2023 Plan. The 2023 Plan is administered by the Company's board of directors, or a duly authorized committee of the Company's board of directors.

2016 Equity Incentive Plan

Prior to the Company's direct listing, the Company granted stock options, RSUs, RSPAs, and restricted share grant agreements ("RSGAs") to its employees, as well as nonemployees (including directors and others who provide substantial services to the Company) under the Company's 2016 Equity Incentive Plan (the "2016 Plan"). Concurrent with the Internal Reorganization, all rights under previously granted RSPAs and RSGAs were converted into shares of the Company's common stock, at a ratio of 22.4 RSPA/ RSGA to 1 share of the Company's common stock, with the Company retaining certain rights of repurchase with respect to unvested RSPAs to coincide with grant-date service-conditions. Additionally, based on the original terms of the underlying awards, all RSUs granted under the 2016 Plan fully vested as of July 27, 2023.

No further stock awards will be granted under the 2016 Plan now that the 2023 Plan is effective; however, awards outstanding under the 2016 Plan will continue to be governed by their existing terms.

2023 Employee Stock Purchase Plan

In conjunction with the Company's direct listing, the Company's board of directors adopted, and the Company's stockholders approved, the Company's 2023 employee stock purchase plan (the "ESPP"). The Company's ESPP initially authorizes the issuance of 114,285 shares of the Company's common stock under purchase rights granted to the Company's employees or to the employees of any of its designated affiliates. The number of shares of the Company's common stock reserved for issuance will automatically increase on January 1 of each year for a period of 10 years, beginning January 1, 2024, by the lesser of (i) 1% of the total number of shares of the Company's common stock outstanding on December 31 of the immediately preceding year; and (ii) 114,285 shares, except before the date of any such increase, the Company's board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii).

As of December 31, 2024, there had been no offering period or purchase period under the ESPP, and no such period will begin unless and until determined by the administrator, which is the Company's board of directors or a duly authorized committee of the Company's board of directors.

Management Incentive Bonus Plan

In conjunction with the Southern Acquisition, the Company adopted the Southern Management Incentive Bonus Plan (the "Incentive Bonus Plan"). The Incentive Bonus Plan provides select employees, consultants and service providers of the Company who were direct or indirect shareholders of Southern an incentive to contribute fully to the Company's business achievement goals and success. The Incentive Bonus Plan provides for two tranches of bonus pools to be allocated, based on participation units, which vest, contingent upon each employee's continued employment by the Company and the achievement of certain revenue targets. Payments of awards which might become due under the Incentive Bonus Plan may be made in cash or common stock, at the Company's option. Any shares of common stock issued in payment of amounts due under the Incentive Bonus Plan will be charged against the share limit of the Company's 2023 Plan. In addition, any shares which might be issued under the Incentive Bonus Plan are excluded from the Company's common stock issued and outstanding until the satisfaction of these vesting conditions and are not considered a participating security for purposes of calculating net loss per share attributable to common stockholders.

During the year ended December 31, 2024, the Company offered the holders of the participation units underlying the Incentive Bonus Plan restricted stock units in exchange for the termination of all existing and future rights under the Incentive Bonus Plan. The offer is for a total pool of 571,429 restricted stock units in exchange for liabilities existing under the Incentive Bonus Plan. During the year ended December 31, 2024, the Company settled approximately 54% of the participation units under the Incentive Bonus Plan through the issuance of 317,663 restricted stock units, of which 158,834 were fully vested at grant and the remainder will vest twelve months from the grant date. Additionally, on December 6, 2024, the Company's board of directors, acting as "Administrator" under the Incentive Bonus Plan, determined that certain targets under the Incentive Bonus Plan were not met, and no payment is due under the terms of the plan. These actions resulted in a $32.3 million reversal of previously accrued stock-based compensation expense, which is included in general and administrative expenses in the Consolidated Statements of Operations.

The Company has recorded a net reduction of $16.6 million in stock based compensation expense related to the Incentive Bonus Plan during the year ended December 31, 2024. As of December 31, 2024, a total of $0 has been accrued under the Incentive Bonus Plan.

Stock Options

A summary of stock option activity for the year ended December 31, 2024 is set forth below:

	Number of Stock Options Outstanding	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2023	229,451	8.04	$ 687	$ 28.81
Granted	2,467,536	9.43	1,200	5.87
Exercised	(5,379)	—	—	3.68
Canceled	(2,477)	—	—	34.16
Outstanding at December 31, 2024	2,689,131	9.21	1,353	7.80
Exercisable at December 31, 2024	871,317	7.56	441	8.16

During the year ended December 31, 2024, the Company granted 2,467,536 stock options for purchase of the Company's common stock to employees, of which 25% vested on the grant date and 25% will vest upon each anniversary over the ensuing three-year period.

As of December 31, 2024, unrecognized compensation expense related to the unvested portion of the Company's stock options was approximately $2.3 million with a weighted-average remaining vesting period of approximately 2.15 years.

The following table provides supplemental data on stock options for the years ended December 31, 2024 and 2023 (*in $ thousands, except for weighted average figures*):

	For The Year Ended December 31,	
	2024	2023
Weighted average grant date fair value per option granted	$ 1	$ 8
Fair value of options vested	$ 3,815	$ 2,907
Cash from participants to exercise stock options	$ 20	$ 191
Intrinsic value of options exercised	$ 5	$ 41

The assumptions used to estimate the fair value of stock options granted during the years ended December 31, 2024 and 2023 were as follows:

	For The Year Ended December 31,	
	2024	2023
Risk-free interest rate	3.97-4.25%	3.55%-3.74%
Expected term (in years)	3.5 - 5.8	5.80
Dividend yield	—	—
Expected volatility	55.69% - 59.07%	61%-155%

Warrants

During the year ended December 31, 2024, the Company issued 5,461,502 warrants for purchase of the Company's common stock to non-employee consultants, of which most awards were granted fully vested in partial satisfaction of the term notes with LamVen (see Note 21, *Related Party Balances and Transactions*). Remaining awards will vest 25% on the grant date and 25% upon each anniversary over the ensuing three-year period or only upon the achievement of certain market-based metrics.

A summary of warrant activity for the year ended December 31, 2024 is set forth below:

	Number of Warrants Outstanding	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2023	—	—	$ —	$ —
Granted	5,461,502	9.73	12,296	2.87
Exercised	—	—	—	—
Canceled	(911,544)	—	—	6.17
Outstanding at December 31, 2024	4,549,958	9.73	12,296	2.87
Exercisable at December 31, 2024	3,497,343	9.73	12,296	1.92

As of December 31, 2024, unrecognized compensation expense related to the unvested portion of the Company's common stock warrants was approximately $0.6 million which is expected to be recognized over the weighted-average remaining vesting period of approximately 2.25 years.

The assumptions used to estimate the fair value of warrants granted during the year ended December 31, 2024 and 2023 and were as follows:

	For The Year Ended December 31,	
	2024	2023
Risk-free interest rate	3.52% - 4.43%	—
Expected term (in years)	5.0 - 10.0	—
Dividend yield	—	—
Expected volatility	47% - 147%	—

Restricted Stock Units

During the year ended December 31, 2023, the Company issued 31,489 shares of common stock for total compensation expense of $0.8 million as a result of the vesting of RSUs then outstanding at the time of the Company's direct listing.

During the year ended December 31, 2024, the Company issued 636,765 RSUs under the 2023 Plan to employees and non-employee directors, which vest upon the satisfaction of certain service periods. The fair value of these RSUs was determined based on the Company's stock price the business day immediately preceding the grant date. The service period of these RSUs is satisfied over a range of 12 months to 2 years.

A summary of RSU activity for the year ended December 31, 2024 is set forth below:

	Number of RSUs	Weighted Average Grant Date Fair Value per RSU
Unvested RSUs at December 31, 2023	110,438	$ 20.58
Granted	636,765	3.53
Vested/shares issued	(430,540)	7.10
Forfeited, cancelled, or expired	—	—
Unvested RSUs at December 31, 2024	316,663	$ 4.52

Restricted Share Purchase Agreement

A summary of RSPA activity for the year ended December 31, 2024 is set forth below:

	Number of RSPA	Weighted Average Grant Date Fair Value per RSPA
Unvested RSPAs at December 31, 2023	60,377	$ 29.05
Granted	—	—
Vested	(23,470)	29.29
Forfeited	—	—
Unvested RSPAs at December 31, 2024	36,907	29.13

Prior to the year ended December 31, 2023, the Company issued RSPAs for cash while others were issued for promissory notes. The executed promissory note creates an option for the RSPA holder, since they will repay the loan when the fair value of the common stock is greater than the amount of the note. The promissory note contains prepayment features and therefore can be repaid at any time. The maturity date of the RSPAs is five years from the grant date. The grant date fair value is based on the terms of the promissory note, since the promissory notes creates the option value. The related expense is recorded over the service vesting terms of the RSPA.

On May 26, 2023, the Company approved the forgiveness of certain promissory notes associated with the issuance of RSPAs to executives and directors. The Company also provided cash bonuses to pay for interest and tax associated with the issuance of these shares in the amount of $0.1 million. The forgiveness of these promissory notes resulted in an immaterial additional stock-based compensation expense for the year ended December 31, 2023.

During 2020, an executive received an award of RSPAs for a promissory note which included three tranches. The first tranche was to vest based on service conditions only, and vest ratably over each continuous month of service. The second tranche became subject to service vesting after a performance condition were met. Subject to the performance vesting conditions, the awards were to vest ratably for each continuous month of service. The third tranche was to vest immediately upon satisfaction of performance conditions and market conditions such as the Company achieving a certain valuation prior to an IPO. For these awards, the repurchase option terminated upon vesting (either immediately or over a service vesting term).

Prior to the Company's direct listing, the Company's board of directors determined that the remaining vesting requirements applicable to previously granted executive RSPA awards had been satisfied in connection with the Company's direct listing. This resulted in the recognition of $21.8 million in previously unrecognized stock-based compensation expense during the year ended December 31, 2023.

As of December 31, 2024, the unrecognized compensation expense related to the unvested portion of the Company's RSPAs was $1.1 million, which is expected to be recognized over a weighted average period of 1.4 years.

Performance-Based Restricted Stock Units

In July 2023, the Company granted a total of 400,000 performance-based restricted stock units ("PRSUs") to the Company's founders ("Founder PRSUs") under the 2023 Plan.

The Founder PRSUs will vest only if (i) the per-share closing price of the Company's common stock over a period of 10 consecutive trading days within five years from the date of the Company's direct listing is greater than $70 per share and (ii) each founder's service to the Company, either through being an employee or non-employee consultant to the Company, or one of its subsidiaries, continues through the date such stock price goal is achieved, subject to certain conditions.

In October 2023, the Company granted 28,571 PRSUs as part of a hiring grant to an executive under the 2023 Plan. These PRSUs will vest upon the satisfaction of a service condition and the achievement of certain stock price goals. These PRSUs will vest based on the average daily closing price of the Company's common stock on a rolling fifteen trading day basis (the "Average Closing Price"): (i) 7,143 RSUs will vest when the Average Closing Price equals or exceeds $35 per share, (ii) 10,714 RSUs will vest when the Average Closing Price equals or exceeds $70 per share, and (iii) 10,714 RSUs will vest when the Average Closing Price equals or exceeds $105 per share.

The Company estimated the grant date fair value of the PRSUs based on multiple stock price paths developed through the use of a Monte Carlo simulation model. A Monte Carlo simulation model also calculates a derived service period based on the expected time to achieve the defined stock price target, as described above. A Monte Carlo simulation model requires the use of various assumptions, including the underlying stock price, volatility, expiration term, and the risk-free interest rate as of the valuation date, corresponding to the length of time remaining in the performance period, and expected dividend yield. The derived service period calculation also requires the cost of equity assumption to be used in the Monte Carlo simulation model. Term and volatility are typically the primary drivers of this valuation.

For Founder PRSUs, an expiration term of 5 years (as defined in the grant agreements) was utilized. A volatility of 71.0 percent was determined, based on an established peer group over the maximum term to expiration. The weighted-average grant date fair value of the Founders PRSUs was $15.82 per share. The Company will recognize total stock-based compensation expense of $6.3 million over the derived service period of 2.1 years as the founders satisfy the service-based vesting condition.

For the PRSUs granted in October 2023, an expiration term of 5 years (as defined in the grant agreements) was utilized. A volatility of 71.0 percent was determined, based on an established peer group over the maximum term to expiration. The weighted-average grant date fair value of the PRSUs was $5.67 per share for the 7,143 RSUs vesting upon an Average Closing Price equaling or exceeding $35 per share, $3.85 per share for the 10,714 RSUs vesting upon an Average Closing Price equaling or exceeding $70 per share, and $2.73 per share for the 10,714 RSUs vesting upon an Average Closing Price equaling or exceeding $105 per share. The Company will recognize total stock-based compensation expense of $0.1 million over the derived service period of 2.6 to 3.6 years as the employee satisfies the service-based vesting condition.

A summary of PRSU activity for the year ended December 31, 2024 is set forth below:

	Number of PRSUs		Weighted Average Grant Date Fair Value per PRSU
PRSUs at December 31, 2023	428,571	$	14.74
Granted	—		—
Shares issued	—		—
Forfeited, cancelled, or expired	—		—
PRSUs at December 31, 2024	428,571	$	14.74

The following table represents the various price targets included in the PRSU awards and the number of PRSUs that will vest upon achievement of such price targets:

Company Price Target	Number of PRSUs Eligible to Vest
$ 35.00	7,143
70.00	410,714
105.00	10,714

A summary of stock-based compensation expense recognized for the years ended December 31, 2024 and December 31, 2023 is as follows *(in thousands)*:

	For The Year Ended December 31,	
	2024	2023
Stock Options	$ 3,815	$ 2,907
RSUs	2,703	3,230
RSPAs	687	23,287
PRSUs	3,083	1,306
Warrants	403	—
Management Incentive Bonus Plan	(16,667)	16,667
Other	—	855
Total Stock Based Compensation	$ (5,976)	$ 48,252

Note 19. Segments

The Company and its chief operating decision maker ("CODM"), which is the Company's chief executive officer, organize and manage the Company on a consolidated basis, and, accordingly, the Company operates as a single operating and reportable segment, namely its Air Mobility segment.

The Air Mobility segment derives revenues from two categories of services:

Scheduled Air Service - revenue from operating scheduled commercial air service flights which are sold to the public primarily on a per seat basis, and through subsidized EAS revenue awards from the Department of Transportation.

On-Demand- revenue from on-demand flights created for customers on an ad-hoc, by request basis.

The accounting policies of the Air Mobility segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for the Air Mobility segment and decides how to allocate resources based on net loss as reported on the Consolidated Statements of Operations. The measure of segment assets is reported on the balance sheet as total consolidated assets.

In addition to consolidated financial metrics used in assessing the Air Mobility segment, the CODM also regularly reviews additional significant expense categories, which comprise cost of revenue, exclusive of depreciation and amortization within the Company's Consolidated Statements of Operations. Such cost categories are determined to be those most relevant in providing flight services, and are aligned with cost designations measured by other carriers. All other financial statement metrics are reviewed and/or considered on a consolidated basis:

	Year Ended December 31,	
	2024	2023
Revenue	$ 119,425	$ 60,505
Operating Expenses:		
Aircraft expenses	$ 76,164	$ 45,657
Pilot expenses	18,390	7,532
Other (1)	15,380	8,729
Cost of revenue, exclusive of depreciation and amortization	109,934	61,918
Technology and development	24,041	20,850
Sales and marketing	7,514	10,028
General and administrative	29,851	100,669
Depreciation and amortization	8,341	3,762
Impairment of goodwill	-	60,045
Total operating expenses	179,681	257,272
Operating loss	$ (60,256)	$ (196,767)
Other income (expense):		
Changes in fair value of financial instruments carried at fair value, net	$ (11,732)	$ (50,230)
Interest expense	(8,617)	(2,969)
Gain (loss) on extinguishment of debt	5,398	(326)
Other income (expense)	12	(3,708)
Total other income (expense), net	$ (14,939)	$ (57,233)
Loss before income taxes	(75,195)	(254,000)
Income tax benefit	287	3,304
Net loss	$ (74,908)	$ (250,696)

(1) - Other costs of revenue are comprised of personnel costs related to customer service operations, station expenses, reservation systems and passenger re-accommodation/ re-booking on other carriers.

The CODM uses net loss to evaluate income (loss) generated from segment assets (return on assets) in deciding how to allocate resources. Consolidated net loss is used to monitor budget versus actual results. The monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management's compensation.

The Company does not have intra-entity sales or transfers. All of the Company's long-lived assets are located in the United States and revenue is substantially earned from flights throughout the United States.

Note 20. Income Taxes

Income from continuing operations before provision for income taxes for the Company's domestic and international operations was as follows (*in thousands*):

	December 31,	
	2024	**2023**
Domestic	$ (72,132)	$ (216,682)
International	(3,063)	(37,318)
Loss before provision for income taxes	$ (75,195)	$ (254,000)

Significant components of the provision for income taxes consist of the following *(in thousands)*:

	Year Ended December 31,	
	2024	**2023**
Current:		
Federal	$ —	$ —
State	8	17
Total	8	17
Deferred:		
Federal	(235)	(2,622)
State	(60)	(699)
Total	(295)	(3,321)
Total tax expense (benefit)	$ (287)	$ (3,304)

Income taxes in our consolidated financial statements have been calculated on a consolidated tax return basis. The following table presents the principal reasons for the difference between the effective tax rate and the federal statutory income tax rate (*in thousands*):

	Year Ended December 31,			
	2024		**2023**	
Pretax loss	$ (15,791)	21.00%	$ (53,340)	21.00%
State tax benefit	(2,910)	3.87%	(2,132)	0.84%
Foreign rate differential	—	—%	6,962	(2.74)%
Goodwill impairment	—	—%	12,395	(4.88)%
Transaction costs	—	—%	3,712	(1.46)%
Share based compensation	592	(0.79)%	5,373	(2.12)%
Change in fair value of financial instruments	2,464	(3.28)%	4,153	(1.63)%
Permanent difference	1,422	(1.89)%	4,128	(1.63)%
Uncertain tax positions	1,453	(1.93)%	31,855	(12.54)%
Change in valuation allowance	12,483	(16.60)%	(16,410)	6.46%
Effective income tax rate	$ (287)	0.38%	$ (3,304)	1.30%

Significant components of deferred tax assets and liabilities are as follows (*in thousands*):

	As of December 31,	
	2024	**2023**
Accrued expenses and reserves	2,082	2,642
Stock compensation	1,316	3,518
Interest expense carryforward	3,229	1,565
Net operating loss carryforward	54,169	44,860
Capitalized research costs	5,102	2,946
Lease liabilities - operating leases	4,164	2,551
Deferred revenues	1,444	—
Other	156	—
Deferred Tax Assets, Gross	71,662	58,082
Valuation Allowance	(57,548)	(45,065)
Deferred Tax Assets, Net of Valuation Allowance	14,114	13,017
Depreciation and amortization differences	(10,302)	(10,473)
ROU assets - operating leases	(4,532)	(3,404)
Prepaid expenses	(321)	(369)
Other	—	(106)
Total Deferred Tax Liabilities	(15,155)	(14,352)
Total Deferred Tax Assets (Liabilities), net	$ (1,041)	$ (1,335)

As of December 31, 2024, the Company has approximately $327.5 million of gross federal net operating loss ("NOL") carryforwards, of which $90.5 million will begin to expire in 2030. The federal NOLs generated after 2017 can be carried forward indefinitely and be used to offset up to 80% of future taxable income. Additionally, as of December 31, 2024, the Company has approximately $306.6 million of gross state NOL carryforwards, which will begin to expire in 2027. The described carryforwards are included in the Company's calculation of its deferred tax asset; however, realization of the deferred tax asset is dependent on the Company generating sufficient taxable income prior to expiration of the NOL carryforwards. Also, utilization of the operating losses and tax credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 under Section 382 and similar state provisions. As of December 31, 2024 and 2023, the Company recorded a valuation allowance of approximately $57.5 million and $45.1 million, respectively, on the net deferred tax assets, as management does not believe it is more likely than not that the tax assets will ultimately be realized. The valuation allowance increased by $12.5 million during the year primarily due to the increase in the Company's net operating losses during the period.

Section 382 of the Internal Revenue Code, or Section 382, imposes limitations on a corporation's ability to utilize its NOL carryforwards, if it experiences an "ownership change" as defined. In general terms, an ownership change may result from transactions increasing the ownership percentage of certain stockholders in the stock of the corporation by more than 50% over a three-year period. In the event of an ownership change, utilization of the NOL carryforwards would be subject to an annual limitation under Section 382 determined by multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt rate. We have not completed a Section 382 study at this time; however, should a study be completed, certain NOL carryforwards may be subject to such limitations. Any future annual limitation may result in the expiration of NOL carryforwards before utilization.

As a result of the Southern Acquisition in 2023, the Company recorded $4.7 million in acquired net deferred tax liabilities, primarily related to the excess of book basis over tax basis of the acquired intangible assets. In recording the deferred tax liability , the Company recorded a partial release of the valuation allowance on the Company's net deferred tax assets resulting in a deferred tax benefit for federal and state income taxes of $2.6 million and $0.7 million, respectively, for the year ended December 31, 2023.

ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Furthermore, income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods.

The following is a tabular reconciliation of the total amount of the Company's unrecognized tax benefits for the year (*in thousands*):

	2024	2023
Unrecognized tax benefits at January 1,	$ 37,146	$ —
Additions for tax positions of prior years	1,833	36,857
Acquired tax positions	—	289
Unrecognized tax benefits at December 31,	$ 38,979	$ 37,146

As of December 31, 2024 and December 31, 2023, the Company had $39.0 million and $37.1 million of unrecognized tax benefits, respectively, none of which would result in a reduction of the Company's effective tax rate, if recognized, due to the valuation recorded within the U.S. federal and state jurisdictions. Furthermore, in the next twelve months, it is reasonably possible that the Company's unrecognized tax benefits could change due to the resolution of certain tax matters related to the substantiation of federal and state NOL's. We do not expect these resolutions to have a material change to our unrecognized tax benefits over the next twelve months. We had no accrued interest or penalties related to uncertain tax positions as of December 31, 2024 and 2023.

The Company is subject to income tax examinations by the U.S. federal and state tax authorities. There are no ongoing income tax examinations as of December 31, 2024. Tax years 2011 and forward remain open to audit for U.S. federal and state income tax purposes.

Note 21. Related Party Balances and Transactions

Convertible Notes at Fair Value

On July 21, 2023, in connection with the Internal Reorganization, the 2017 Convertible Note was converted per the conditional conversion agreement dated June 27, 2023. The outstanding principal and interest converted into 28,332,454 convertible preferred shares, which were simultaneously cancelled and converted into 180,690 shares of the Company's common stock. (see Note 11, *Financing Arrangements*).

SAFE Notes at Fair Value

On July 21, 2023, in connection with the Internal Reorganization, the SAFE notes issued to LamVen and Park Lane, entities affiliated with a co-founder of the Company, with aggregate principal amount of $15.0 million were converted per the conditional conversion agreement dated June 27, 2023 into 103,385,325 convertible preferred shares, which were simultaneously cancelled and converted into 659,340 shares of the Company's common stock. (see Note 11, *Financing Arrangements*).

On June 15, 2023, the Company issued a SAFE note to LamJam, an entity affiliated with a co-founder of the company, with aggregate principal amount of $6.9 million. On July 21, 2023, in connection with the Internal Reorganization, the SAFE was converted per the conditional conversion agreement dated June 27, 2023 into 47,770,712 convertible preferred shares, which were simultaneously cancelled and converted into 304,658 shares of the Company's common stock. (see Note 11, *Financing Arrangements*).

Term Notes

The Company entered into term note agreements with LamVen, a related party, with aggregate principal amounts of $4.5 million and $1.0 million, an effective date of November 30, 2022 and January 18, 2023, respectively, and bearing an interest rate of 8.25% per annum. Both term notes were exchanged for cash and scheduled to mature on the earlier of December 31, 2023 or the date on which the note is otherwise accelerated as provided for in the agreement. Interest for the notes are payable in full at maturity or upon acceleration by prepayment. On December 29, 2023, the term notes were amended to extend the maturity date to January 15, 2024. On January 26, 2024, the term notes were amended to extend the maturity date to February 9, 2024, with an effective date of January 15, 2024. On April 28, 2024, the term notes were further amended to extend the maturity date to May 15, 2024, with an effective date of April 15, 2024. On July 31, 2024, the term notes were further amended to extend the maturity date to August 20, 2024, with an effective date of May 15, 2024. In November 2024, the term notes were exchanged for a new secured convertible promissory note with LamVen.

On May 22, 2023, the Company entered into an additional term note agreement in exchange for $4.6 million in cash from LamVen. The note was scheduled to mature on the earlier of December 31, 2023 or the date on which the note is otherwise accelerated as provided for in the agreement. Interest is due upon maturity at a rate of 10.0% per annum until the note is paid in full at maturity or upon acceleration by prepayment. On December 29, 2023, the term notes were amended to extend the maturity date to January 15, 2024. On January 26, 2024, the term notes were amended to extend the maturity date to February 9, 2024, with an effective date of January 15, 2024. On July 31, 2024, the term notes were further amended to extend the maturity date to August 20, 2024, with an effective date of May 15, 2024. In November 2024, the term notes were exchanged for a new secured convertible promissory note with LamVen.

On June 15, 2023, the Company entered into a $5.0 million note agreement with LamVen. The note was scheduled to mature on the earlier of December 31, 2023 or the date on which the note is otherwise accelerated as provided for in the agreement. Interest is due upon maturity at a rate of 10.0% per annum until the note is paid in full at maturity or upon acceleration by prepayment. On December 29, 2023, the note was amended to extend the maturity date to January 15, 2024 and to increase the principal amount of the note to $10.0 million. The Company received $8.5 million in cash as of December 31, 2023, with the remaining $1.5 million under the note received in 2024. On January 26, 2024, the note was further amended to extend the maturity date to February 9, 2024 and the principal amount increased to $15.0 million, effective as of January 15, 2024. On April 28, 2024, the note was further amended to extend the maturity date to May 15, 2024 and the principal amount increased to $25.0 million, effective as of April 15, 2024. The Company received $38.2 million as of September 30, 2024. In October 2024, the Company received an additional $4.9 million under this note agreement, for an aggregate total of $43.1 million cash received under the note since inception. In November 2024, the note was exchanged for a new secured convertible promissory note with LamVen.

On June 15, 2023, the LamVen term note dated April 1, 2023 for $3.5 million, including principal and interest, was converted, via a payoff letter, into the LamJam SAFE note (see Note 11, *Financing Arrangements*).

On June 15, 2023, the term notes with LamJam, an entity affiliated with a co-founder of the Company, in the amount of $5.3 million principal and interest were converted into 9,932,241 Class B-6s convertible preferred shares. The resulting shares were further converted into shares of the Company's common stock as part of the direct listing on July 27, 2023.

LamVen Note

On November 14, 2024, the Company entered into a secured convertible promissory note (the "LamVen Note") in aggregate principal amount of $50.0 million to LamVen, to refinance certain existing notes.

The LamVen Note will accrue interest at the greater of (x) SOFR (subject to a 1.00% floor) plus 5.00% and (y) 9.75%. In the event the Company raises capital in certain equity offerings, a portion of the net cash proceeds from such equity offerings and the net cash proceeds from certain asset sales are required to be applied to repay the obligations under the LamVen Note. The scheduled maturity of the LamVen Note is December 31, 2028, which may be accelerated upon the occurrence of certain events of default.

At the election of LamVen from time to time, on one or more occasions, the outstanding principal amount of the LamVen Note (or any portion thereof), together with all accrued but unpaid interest thereon, can be converted into a number of shares of common stock, using a conversion price per share equal to the Minimum Price, as defined in New York Stock Exchange Listed Company Manual Section 312.04(h) (the "Minimum Price"); provided, however, that LamVen shall not be able to convert the LamVen Note if so doing would increase LamVen's beneficial ownership interest in the Company to 10% or more of the Company's then outstanding common stock.

In addition, on November 14, 2024, outstanding principal and interest of existing LamVen notes of $7,473,131 was exchanged for (i) 750,000 shares of common stock of the Company issued to LamVen at $1.83 per share, which represents the official closing price of the Company's common stock on the New York Stock Exchange on the date immediately preceding November 14, 2024, and (ii) 3,389,398 warrants to purchase common stock of the Company issued to LamVen with a strike price of $1.83 per share.

The obligations under the LamVen Note are guaranteed by certain of the Company's subsidiaries, and subject to a security interest on assets of the Company and the subsidiary guarantors, subject to certain exceptions.

The conversion feature embedded in the LamVen Note failed to satisfy the requirements for the derivative scope exception for contracts indexed in the Company's own stock. The conversion feature of the LamVen Note required bifurcation from the host contract. The embedded derivative was initially measured at fair value of $6.8 million, with a corresponding debt discount of $6.8 million being recorded as the excess of the principal amount of LamVen Note over the fair value of the host contract. The debt discount will be amortized to interest expense using the effective interest rate over the term of the LamVen Note.

Park Lane Reimbursement Agreement

On November 14, 2024, in connection with the letter of credit backstopping the Credit Agreement, the Company entered into a Reimbursement Agreement with Park Lane (the "Reimbursement Agreement"), such that if the letter of credit is drawn upon, the Company will be required to reimburse Park Lane for the drawn amount of the letter of credit and pay interest to Park Lane at 15.00% per annum on such drawn amounts (subject to increase in the event of default). The Company is separately obligated to pay a fee of 1.00% per annum to Park Lane on the outstanding face amount of the backstop letter of credit. In the event the Company raises capital in certain equity offerings, a portion of the net cash proceeds from such equity offerings is required to be remitted to Park Lane to be held in trust in accordance with the Reimbursement Agreement.

The obligations under the Reimbursement Agreement are guaranteed by certain of the Company's subsidiaries, and subject to a security interest on assets of the Company and the subsidiary guarantors, subject to certain exceptions. The Reimbursement Agreement contains certain representations and warranties, covenants and events of default.

In connection with the Reimbursement Agreement, Park Lane will have the right to appoint a board observer with respect to the Company.

Other Transactions

As of December 31, 2024, the Company continues to lease four aircraft from Park Lane, for a monthly lease payment of $0.025 million per aircraft. The lease for the four planes was extended on a month to month basis as of January 31, 2025.

JA Flight Services and BAJ Flight Services

As of December 31, 2024, the Company leased a total of three aircraft from JA Flight Services ("JAFS") and one aircraft from BAJ Flight Services ("BAJFS") under short-term operating leases. JAFS is 50% owned by Bruce A. Jacobs ("BAJ"), an employee and shareholder of the Company, and BAJFS is 100% owned by BAJ.

The Company recorded approximately $1,306 thousand in combined lease and engine reserve expense attributable to JAFS and BAJFS during year ended December 31, 2024. Accounts payable of $74 thousand owed to JAFS and BAJFS as of December 31, 2024, is included in Due to Related Parties, current on the Consolidated Balance Sheet.

Schuman Aviation

As of December 31, 2024, the Company leased six aircraft from Schuman Aviation Ltd. ("Schuman"), an entity which is owned by an employee and shareholder of the Company. All leases consist of 60-month terms, fixed monthly lease payments and are all eligible for extension at the end of the lease term. All the leases are also subject to monthly engine, propeller and other reserve payment requirements, based on actual flight activity incurred on the subject aircraft engine.

The Company recorded approximately $1,719 thousand in combined lease and engine reserve expense attributable to Schuman for the year ended December 31, 2024. As of December 31, 2024, the Company owed approximately $214 thousand to Schuman, which is included in Due to Related Parties, current on the Consolidated Balance Sheet.

Additionally, the Company has an existing agreement with Schuman, whereby Schuman agreed not to fly any of its Makani Kai airline routes servicing the Hawaiian Island commuter airspace for a period of 10 years. Remaining amounts due under this agreement represent the final two annual installment payments, of $100 thousand each, which will be paid over the next two years.

Advisory Services Agreement with Proxima Centauri, LLC

Proxima Centauri, LLC, an entity wholly-owned by David Anderman, a director of the Company, provides advisory services to the Company for a monthly fee of $20,000 per month pursuant to an Advisory Services Agreement entered into on December 16, 2024. As additional compensation, the Company issued a warrant to Proxima Centauri to purchase up to 142,857 shares of Common Stock.

Note 22. Supplemental Cash Flows

Supplemental Cash Flows for the year ended December 31, 2024 and 2023 *(in thousands)*:

	Year Ended December 31,			
	2024		**2023**	
Supplemental cash flow information				
Cash paid for interest	$	3,410	$	577
Supplemental schedule of non-cash investing and financing activities:				
Issuance of SAFE notes	$	—	$	4,354
Conversion of convertible notes to Class B-6a redeemable convertible preferred shares	$	—	$	543
Conversion of convertible notes to Class B-5 redeemable convertible preferred shares	$	—	$	3,253
Conversion of convertible notes to Class B-6s redeemable convertible preferred shares	$	—	$	10,494
Conversion of redeemable convertible preferred shares to common shares	$	—	$	137,463
Issuance of Class B-6s convertible preferred shares in exchange for outstanding payables	$	—	$	202
Conversion of SAFE notes to common shares	$	—	$	63,509
Conversion of promissory notes to Class B-6s convertible preferred shares	$	—	$	5,260
Common stock issued under Share Purchase Agreement	$	—	$	13,020
Common stock issued for the acquisition of Southern	$	—	$	81,250
Common stock issued as settlement of advisor accrual	$	—	$	75
Common stock issued under Software License Agreement	$	9,574	$	2,000
Reclassification of aircraft deposits to data license fees	$	3,000	$	—
Shares received as consideration for Mandatory Convertible Security	$	1,796	$	—
Conversion of Mandatory Convertible Security to common shares	$	1,621	$	—
Conversion of LamVen Term Notes	$	7,473	$	—
Capitalized Interest on Convertible Notes	$	34	$	—
Right-of-use assets obtained in exchange for new operating lease liabilities	$	10,144	$	1,656
Right-of-use assets obtained in exchange for new finance lease liabilities	$	95	$	1,143
Purchases of property and equipment included in accounts payable	$	326	$	382
Prepaid expense and other current assets accrued in other current liabilities	$	—	$	1,989

Note 23. Net Loss per Share Applicable to Common Shareholders, Basic and Diluted

The Company calculates basic and diluted net loss per share attributable to common shareholders using the two-class method required for companies with participating securities. The Company considers preferred stock to be participating securities as the holders are entitled to receive dividends on a pari passu basis in the event that a dividend is paid on common shares. As outlined in "Internal Reorganization" and "Reverse Stock Split" in Note 1, *Description of Business,* the effects of conversions at a ratio of 22.4 Surf Air shares to 1 share of the Company's common stock, and the subsequent seven-for-one reverse stock split for all shares of the Company's common stock then issued and outstanding, have been applied to outstanding shares of common stock and rights to receive shares of common stock for all periods presented in calculating earnings per share and for presentation within the Statement of Changes in Redeemable Convertible Preferred Shares and Shareholders' Equity/ (Deficit).

The following table sets forth the computation of net loss per share applicable to common shareholders *(in thousands, except share data)*:

	Year Ended December 31,			
	2024		**2023**	
Net loss	$	(74,908)	$	(250,696)
Weighted-average number of common shares used in net loss per share applicable to common shareholders, basic and diluted		12,910,341		5,638,128
Net loss per share applicable to common shareholders, basic and diluted	$	(5.80)	$	(44.46)

The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31,	
	2024	**2023**
Excluded securities:		
Options to purchase common shares	2,689,131	229,451
Warrants to purchase common shares	4,549,958	—
Restricted stock units	745,234	539,009
Unvested RSPAs	36,907	60,377
Convertible notes (as converted to common shares)	9,802,974	190,476
Mandatory Convertible Security	9,887,756	—
Total common shares equivalents	27,711,960	1,019,313

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act of 1934, as amended (the "Exchange Act")), that are designed to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosure. It should be noted that, because of inherent limitations, our disclosure controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the disclosure controls and procedures are met.

As required by Rule 13a-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2024 due to material weaknesses in our internal control over financial reporting described below.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect transactions and the dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures are being made only in accordance with appropriate authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on its financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria described in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to the material weaknesses described below.

As of December 31, 2024, material weaknesses existed in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses are as follows:

- We did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of resources with (i) an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately, and (ii) an appropriate level of knowledge and experience to establish effective processes and controls. Additionally, the lack of a sufficient complement of resources resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of our financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in our finance and accounting functions.

- We did not design and maintain effective controls in response to the risks of material misstatement. Specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting.

These material weaknesses contributed to the following additional material weaknesses:

- We did not design and maintain effective controls related to the identification of and accounting for certain non-routine, unusual or complex transactions, including the proper application of U.S. GAAP of such transactions. Specifically, we did not design and maintain effective controls to timely identify and account for capitalizable costs, revenue, stock-based compensation, and debt and equity financing transactions.

- We did not design and maintain effective controls related to the period-end financial reporting process, including designing and maintaining formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures. Additionally, we did not design and maintain effective controls over the preparation and review of account reconciliations and journal entries, including maintaining appropriate segregation of duties.

- We did not design and maintain effective information technology ("IT") general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain: (i) program change management controls to ensure that program and data changes are identified, tested, authorized, and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel; (iii) computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored; and (iv) program development controls to ensure that new software development is tested, authorized and implemented appropriately.

- We did not design and maintain effective controls to achieve complete, accurate and timely accounting for debt, deferred liabilities, leases, property and equipment, redeemable convertible preferred shares, accounts payable, and accrued liabilities.

These material weaknesses resulted in audit adjustments to substantially all of our accounts, which were recorded prior to the issuance of the consolidated financial statements as of December 31, 2021 and 2020 and for the years then ended, and as of June 30, 2022 and 2021 and for the six-month periods then ended. Subsequently, these material weaknesses also resulted in misstatements to revenue, deferred revenue, accrued expenses, additional paid-in capital and stock-based compensation expense to the consolidated financial statements as of December 31, 2022 and 2023 and for the years then ended. These material weaknesses also resulted in misstatements to prepaid expenses and other current assets and sales and marketing to the consolidated financial statements as of and for the quarter ended September 30, 2023. Additionally, these material weaknesses could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as we are an "emerging growth company" as defined in the JOBS Act. For as long as we remain an "emerging growth company," we are exempt from the auditor attestation requirement in the assessment of the effectiveness of our internal control over financial reporting.

Remediation Plans to Address Material Weaknesses

As of the date of this Annual Report, we have executed on the following remediation actions:

- Adding key personnel with sufficient technical knowledge for the proper application of U.S. GAAP and the assessment of complex transactions;

- Integration and alignment of enterprise wide accounting operations under uniform financial systems and processes; and

- Engagement of a third party in the identification of risks of material misstatement and the designing and implementing of key controls to address the identified risks of material misstatement.

Our remediation plan includes the following actions that are ongoing:

- further segregate key duties, and actively monitor such duties, to reduce risks that could present a reasonable possibility of material misstatements;

- developing and executing action plans to address control deficiencies identified within certain key financial processes, prioritized by potential financial impact and risk;

- develop procedures promoting the consistent operation and evidencing of IT general controls specific to all key systems supporting financial reporting, including program change management, computer operations, program development, and user access reviews; and

- formalize our risk assessment process and accounting policies and provide training to relevant personnel on the importance of internal controls and compliance with policies.

We are prioritizing the above actions to complete our remediation plan. We believe that these actions, when fully implemented, will remediate the deficiencies described above. The deficiencies will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are designed and operating effectively. As we continue to evaluate and improve the applicable controls, management may take additional remedial measures or modify the remediation plan described above.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Inherent Limitation on the Effectiveness of Internal Control over Financial Reporting and Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected or preventable.

ITEM 9B. OTHER INFORMATION

(a) None.

(b) During the three months ended December 31, 2024, our directors and officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated the contracts, instructions or written plans for the purchase or sale of our securities set forth in the table below:

| | | | | Type of Trading Agreement | | | | |
Name	Position	Action	Adoption/ Termination Date	Intended to Satisfy Rule 10b5-1*	Not Intended to Satisfy Rule 10b5-1**	Total Share of Common Stock to be Sold	Total Shares of Common Stock to be Purchased	Duration
Tyler Painter	Director	Adoption	12/20/2024	X		66,000	-	3/25/2025 - 3/31/2027

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Set forth below is a table identifying our directors and executive officers as of March 14, 2025:

Name	Age	Position
Deanna White	59	Chief Executive Officer and Chief Operating Officer
Oliver Reeves	46	Chief Financial Officer
Carl Albert	83	Chairman of the Board
David Anderman	55	Director
Tyrone Bland	54	Director
John D'Agostino	49	Director
Bruce Hack	76	Director
Ed Mady	72	Director
Tyler Painter	53	Director
Sudhin Shahani	42	Director

Deanna White has served as the Company's Chief Executive Officer and Chief Operating Officer since December 2024, after having served as Interim Chief Executive Officer and Chief Operating Officer from May 2024 to December 2024, and after previously serving as Chief Financial Officer of the Company from July 2023 to December 2023. Ms. White served as the Chief Financial Officer of Surf Air Global Limited, a subsidiary of the Company, from May 2022 to July 2023, and prior to that, she served as Chief Administrative Officer of Surf Air Global Limited from January 2021 to May 2022. Ms. White served as COO at Kitty Hawk/Cora, an aerospace company, from December 2017 to October 2019, where she led the business operations and commercialization of an R&D eVTOL aircraft program. Ms. White also served as CFO and CEO of Bombardier Flexjet from October 2005 to March 2015. Ms. White holds a BS in accounting from the University of Tampa, and an MBA and MA in Cybersecurity from the University of Dallas.

Oliver Reeves has served as Chief Financial Officer of the Company since January 2024. Oliver brings with him his deep experience with capital markets strategy. Oliver most recently served as Chief Strategy Officer of Xinuos, Inc., the developer and licensor of the UnixWare and OpenServer operating systems, from May 2019 to December 2023. Earlier in his career, Mr. Reeves gained investment experience by holding several asset management positions: first as an Investment Analyst at Coliseum Capital Management, then as a Vice President at Gerson Global Advisors, and finally as a Senior Vice President at Phoenix Star Capital. Mr. Reeves received his MBA from Columbia Business School and graduated Summa Cum Laude from Babson College.

Carl Albert has served as the Chairman of the Board of the Company since July 2023. Mr. Albert served on the board of Surf Air Global Limited, a subsidiary of the Company, from 2021 until the Company's direct listing on the NYSE. Mr. Albert has been Chairman and Chief Executive Officer of Fairchild Venture Capital Corporation, a privately held investment firm, since 2000 and General Partner of Positano Premiere Properties, a privately held firm engaged in investment in real estate development and management and other investment activities, since 2003. Mr. Albert was Chairman of the Board for Boise, Inc. (NYSE: BZ) from February 2008 to November 2013. Mr. Albert was a member of the Board of Great Lakes Dredge and Dock (NASDAQ: GLDD) from July 2010 to May 2019. While a member of GLDD board, Mr. Albert served as Audit Committee Chair and member of Compensation and Nominating & Governance Committees. Mr. Albert was the Chairman and Chief Executive Officer of Fairchild Aircraft and Fairchild Aerospace, the parent company of Fairchild Aircraft and Dornier Luftfahrt, from 1990 to 2000. Mr. Albert served as principal venture capital investor, and then Chairman, CEO and President of Wings West Airlines, managing the growth of the airline and initial public offering from 1984 to the 1988 acquisition of the company by AMR Corporation, the parent company of American Airlines. Prior to his work in the airline and aircraft manufacturing industries, Mr. Albert was an attorney specializing in business matters. Mr. Albert received his LLB at the University of California, Los Angeles, School of Law and his B.A. at the University of California, Los Angeles. Mr. Albert is qualified to serve as Chair of the Board based on his extensive business experience and industry knowledge.

David Anderman has served as a director of the Company since December 2024, after previously serving as Chief Legal Officer of the Company from June 2023 to May 2024. Mr. Anderman currently serves as President of Proxima Centauri, LLC, a business advisory firm, advising venture funds on strategy and operations. Mr. Anderman is the Co-Founder and Operating Partner of Stellar Ventures, a venture fund investing in the next generation of space entrepreneurs. Mr. Anderman was General Counsel of SpaceX, a space technology company, from June 2019 to December 2020, during which time he supported the launch of satellite internet network Starlink and aided the SpaceX launch of NASA astronauts to the International Space Station. Mr. Anderman served 16 years at Lucasfilm Ltd., starting as a junior lawyer and rising through the ranks to become General Counsel and Chief Operating Officer. He has held C-level positions at a series of technology startups. Mr. Anderman began his career as an intellectual property litigator in Silicon Valley. Mr. Anderman is qualified to serve on the Board based on his extensive business experience and industry knowledge.

Tyrone Bland has served as a director of the Company since July 2023. Mr. Bland has served as a Managing Partner at Porter Tellus, LLC, a strategic advising firm since May 2023. Prior to his role at Porter Tellus, LLC, Mr. Bland served as the Head of Global Government Affairs for Creative Artists Agency, LLC ("CAA"), a talent agency, from October 2020 to May 2023. Prior to CAA, Mr. Bland was Vice President of State and Local Government Relations for Herbalife Nutrition, a marketer of dietary supplements, from January 2016 to October 2020 and Managing Partner for Porter Tellus, LLC from January 2007 to January 2016. Mr. Bland received his B.A. from University of California at Los Angeles. Mr. Bland is qualified to serve on the Board based on his extensive business experience and industry knowledge.

John D'Agostino has served as a director of the Company since July 2023. Mr. D'Agostino has served as Senior Advisor at Coinbase Institutional, a digital currency asset manager, since June 2021. Prior to his role at Coinbase Institutional, Mr. D'Agostino was the US Managing Director at Waystone Governance, a provider of institutional governance, risk and compliance services to the asset management industry, from May 2015 to September 2021. From May 2017 to December 2021, Mr. D'Agostino served as a director of Midpoint Holdings Ltd., an international payments company. In 2021, Mr. D'Agostino was named Fellow of the AIF Institute Financial Innovation Center of Excellence. Mr. D'Agostino received his MBA from Harvard Business School, and his B.A. from Williams College. Mr. D'Agostino is qualified to serve on the Board based on his extensive business experience and industry knowledge.

Bruce Hack has served as a director of the Company since July 2023. Mr. Hack has served as the founder and Chief Executive Officer of BLH Venture, LLC, a strategic and financial advisory firm, since 2010. Prior to founding BLH Venture, LLC, Mr. Hack served as an Executive Vice Chairman of Activision Blizzard from 2008 to 2009 and Chief Executive Officer of Vivendi Games from 2004 to 2008. Mr. Hack also served as Vice-Chairman of the Board of Directors for Universal Music Group, Inc. from 1998 to 2001 and Chief Financial Officer of Universal Studios, Inc. from 1995 to 1998. In addition, Mr. Hack served as the Executive Chairman of PowerUP Acquisition Corporation from January 2021 to August 2023, was previously Director then Chairman of Technicolor, Inc. from 2010 to 2019, and served as director of Mimedx Group, Inc. from 2010 to 2019. Mr. Hack received his B.A. from Cornell University and his M.B.A from the University of Chicago. Mr. Hack is qualified to serve on the Board based on his extensive business experience and industry knowledge.

Edward Mady has served as a director of the Company since July 2023. Mr. Mady served as Senior Advisor and Advisory Board Member to Surf Air Global Limited from January 2017 to July 2023. Mr. Mady has served as President and COO of The Masterpiece Collection Ltd., a luxury hospitality company, since December 2023. Mr. Mady served as General Manager of The Beverly Hills Hotel and Regional Director for Dorchester Collection, a luxury hotel operator, also overseeing Hotel Bel-Air from July 2011 to February 2022. Prior to that role, Mr. Mady worked as the General Manager at the New York Palace From June 2009 to June 2011. Prior to that role, Mr. Mady worked at The Ritz-Carlton Hotel Company as a Vice President and Area General Manager from November 1988 to May 2009. Mr. Mady has also served as the Principal to Edward Mady LLC, a consultancy serving leaders of travel-based organizations including hospitality and aviation brands, since December 2016. Mr. Mady studied Hotel Restaurant Management at St. Clair College. Mr. Mady is qualified to serve on the Board based on his extensive business experience and industry knowledge.

Tyler Painter has served as a director of the Company since July 2023. Mr. Painter has served as the CFO and COO of Wisk Aero, an aerospace company, since April 2022. Prior to becoming the CFO of Wisk Aero, Mr. Painter served as a Senior Advisor and acting CFO for the Company from August 2020 to April 2022. From January 2018 to October 2019, Mr. Painter served as CFO of Fair Financial Corporation. Mr. Painter served as the CFO of Solazyme from September 2007 through October 2014 and expanded his role to include CFO and COO from October 2014 through October 2017. In August 2017, Solazyme, which had been re-named TerraVia Holdings, Inc., was acquired in a sale process conducted under Section 363 of the U.S. Bankruptcy Code. Prior to Solazyme, Mr. Painter served as Corporate Treasurer and VP of Finance and Investor Relations for Wind River Systems from September 2000 through April 2007. Earlier in his career, Mr. Painter held various finance roles at Cars Direct and Gap Inc. Mr. Painter holds a B.S. in business with concentration in finance from California Polytechnic University, San Luis Obispo. Mr. Painter is qualified to serve on the Board based on his extensive business experience and industry knowledge.

Sudhin Shahani has served as a director of the Company since July 2023. Mr. Shahani is the co-founder and served as the Chief Executive Officer of Surf Air Global Limited from 2013 to July 2023. Prior to his role at Surf Air, Mr. Shahani was an Entrepreneur in Residence at Anthem Ventures, an early-stage venture capital firm, where he worked with a number of portfolio companies, led investments, and served on the board of Madefire from July 2013 to December 2018 and Panna from March 2012 to April 2019 (until their sale to Discovery Networks). Prior to his role at Anthem Ventures, Mr. Shahani co-founded Musicane, a digital music and social shopping network from 2004 to 2009. Mr. Shahani holds a B.S. with honors in Business Administration & Entrepreneurship from Babson College. Mr. Shahani is qualified to serve on the Board based on his extensive business experience and industry knowledge.

Term of Office for Directors

Our Board of Directors (the "Board") is currently comprised of eight directors. Under our amended and restated certificate of incorporation (the "Certificate of Incorporation"), our Board is divided into three classes, each serving a staggered three-year term, with one class being elected at each year's annual meeting of stockholders as follows:

- the Class A directors are Tyrone Bland and Bruce Hack, and their terms will expire at the 2027 annual meeting of stockholders;

- the Class B directors are John D'Agostino, Edward Mady, and David Anderman, and their terms will expire at the 2025 annual meeting of stockholders; and

- the Class C directors are Carl Albert, Tyler Painter and Sudhin Shahani, and their terms will expire at the 2026 annual meeting of stockholders.

Audit Committee

Our Board determined that each of Carl Albert, John D'Agostino and Bruce Hack, who comprise our Audit Committee, satisfy the independence standards for such committee established by applicable SEC rules and the listing standards of the NYSE. Additionally, our Board has determined that each of John D'Agostino and Carl Albert is an "audit committee financial expert" as defined by applicable SEC rules. The Audit Committee is appointed by our Board of Directors to assist our Board of Directors in:

- Appointing, compensating, retaining and overseeing the work of our independent registered public accounting firm.

- Evaluating the performance, independence and qualifications of our independent registered public accounting firm.

- Overseeing the quality and integrity of our financial statements and our compliance with applicable legal and regulatory requirements, including accounting, financial reporting, and public disclosure requirements.

- Reviewing the performance of our system of internal control over financial reporting and the function of the internal audit department.

- Preparing the audit committee report required by the SEC to be included in our annual proxy statement.

- Discussing independent registered public accounting firm's annual audit plan, including the timing and scope of audit activities, and monitoring such plan's progress and results.

- Reviewing with management and the independent registered public accounting firm our annual and quarterly financial statements.

- Establishing procedures for employees to submit concerns anonymously about questionable accounting or auditing matters.

- Reviewing our guidelines and policies on risk assessment and risk management.

- Reviewing and approving related party transactions.

- Obtaining and reviewing a report by our independent registered public accounting firm at least annually that describes our independent registered public accounting firm's internal quality control procedures, any material issues raised by review under such procedures, and any steps taken to deal with such issues.

- Approving (or, in its sole discretion, approving in advance) all audit and permitted non-audit engagements and relationships between us and our independent registered public accounting firm.

The Audit Committee may form subcommittees and delegate to its subcommittees such power and authority as it deems appropriate to the extent consistent with the Company's charter and bylaws, applicable law, rules and regulations and the rules of NYSE. The Audit Committee has no current intention to delegate any of its responsibilities to a subcommittee.

Code of Ethics

We have adopted a written code of conduct and ethics that applies to each of our employees, officers and directors, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted under "Governance" on our website at *https://investors.surfair.com/*. To the extent required by rules adopted by the SEC and the NYSE, we intend to promptly disclose future amendments to certain provisions of the code, or waivers of such provisions granted to executive officers and directors, on our website at *https://investors.surfair.com/*.

Policies and Procedures Governing Insider Trading

Our Insider Trading Policy sets forth policies and procedures governing the purchase, sale, and other transactions in Company securities by directors, officers, and employees. These policies and procedures, as well as procedures that the Company follows, are reasonably designed to promote compliance with insider trading laws, rules, and regulations and applicable listing standards.

ITEM 11. EXECUTIVE COMPENSATION

Our named executive officers ("NEOs"), for 2024, are:

- Deanna White, our Chief Executive Officer, or CEO, and Chief Operating Officer;

- Oliver Reeves, our Chief Financial Officer;

- Stan Little, our former Chief Executive Officer and former member of our Board.

Summary Compensation Table

The following table sets forth for each of the NEOs, as applicable: (i) the dollar value of base salary and bonus earned during the years ended December 31, 2024 and 2023; (ii) the aggregate grant date fair value of stock and option awards granted during 2024 and 2023, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 (R); (iii) all other compensation for 2024 and 2023; and, finally, (iv) the dollar value of total compensation for 2024 and 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Deanna White,	2024	$ 650,000	$ -	$ -	$ 324,084 (3)	$ 10,562	$ 984,646
Chief Executive Officer and Chief Operating Officer	2023	$ 579,723	$ 545,834	$ -	$ -	$ 39,223	$1,164,780
Oliver Reeves, *Chief Financial Officer* (started 1/1/2024)	2024	$ 650,000	$ -	$ 66,001 (2)	$ 1,254,000 (4)	$ 27,015	$1,997,016
Stan Little,	2024	$ 718,750	$ -	$ -	$ -	$ -	$ 718,750
Former Chief Executive Officer	2023	$ 852,493	$ -	$ 2,548,942	$ -	$ 446,243	$3,847,678

1. Amounts shown in these columns represent the aggregate grant date fair value (calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718) of stock awards and stock options granted during the year. A description of the methodologies and assumptions we use to value equity awards and the manner in which we recognize the related expense are described in Note 18 to our consolidated financial statements, Stock-Based Compensation. These amounts may not correspond to the actual value eventually realized by each NEO because the value depends on the market value of our common stock at the time the award vests or is exercised.
2. Mr. Reeves was granted 7,143 fully vested RSUs on January 8, 2024.
3. Ms. White was granted stock option awards of 125,151 shares on April 3, 2024 that were contingent on stockholder approval of an increase in shares under our equity plan, which was received on June 25, 2024. and 157,143 shares on June 25, 2024.
4. Mr. Reeves was granted stock option awards of 257,143 shares on January 8, 2024 and 107,143 shares on April 3, 2024 that were contingent on stockholder approval of an increase in shares under our equity plan, which was received on June 25, 2024.

For a description of the material terms of employment agreements with our named executive officers, see "Employment Agreements" below.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table sets forth information on outstanding option and stock awards held by the named executive officers at December 31, 2024, including the number of shares underlying both exercisable and unexercisable portions of each stock option as well as the exercise price and expiration date of each outstanding option.

	Option Awards							Stock Awards				
Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Deanna White	41,925		-		-	$ 3.68	3/1/2032	-	-	-		-
	40,761	(1)	1,164		-	$ 40.08	11/12/2032	-	-	-		-
	39,286	(2)	117,857		-	$ 6.17	4/3/2034	-	-	-		-
	31,289	(4)	93,862		-	$ 2.59	6/25/2034	-	-	-		-
Oliver Reeves	-	(4)	257,143		-	$ 9.24	1/8/2034	-	-	-		-
	26,787	(2)	80,356		-	$ 6.17	4/3/2034	-	-	-		-
Stan Little	-		-		-	-	-	-	$ -	36,757	(5) $	198,120

1. These stock options vest monthly over a three-year period measured from January 1, 2022.
2. 25% of these stock options were vested as of the grant date of April 3, 2024, with the remaining 75% vesting over a three-year period thereafter.
3. 25% of these stock options were vested as of the grant date of June 25, 2024, with the remaining 75% vesting over a three-year period thereafter.
4. These stock options vest annually over a three-year period measured from January 1, 2024.
5. These shares vest subject to the achievement of certain revenue goals, subject to continued service through the date of achievement.

Executive Employment and Severance Agreements

On December 19, 2022, we entered into an employment agreement with Ms. White to serve as our Chief Financial Officer. The agreement became effective on the consummation of our direct listing (the "Effective Date") and had an initial three-year term. Ms. White voluntarily resigned as our Chief Financial Officer effective as of December 31, 2023. The agreement provided that Ms. White would receive an initial annual base salary of $650,000 and was eligible for an annual discretionary bonus as determined by the Compensation Committee (with a target incentive equal to 200% of her base salary). The agreement also provided for her to receive an additional bonus equal to the sum of $179,167 plus the amount by which the base salary she would have received for the period from October 1, 2022 through the Effective Date at an annual rate of $650,000 exceeded the amount of base salary she received for her services during that period. She was also eligible to participate in the Company's benefit plans made available to employees generally and was provided a hybrid, electrified, or all electric automobile and use of Company aircraft, each in accordance with Company policies applicable to senior executives. Ms. White was not eligible for any severance benefits in connection with her transition to an advisory role to the Board of Directors from January 1, 2024 to May 31, 2024.

On May 17, 2024, we entered into an employment agreement with Ms. White to serve as our Chief Executive Officer and Chief Operating Officer. The agreement became effective on May 15, 2024 and has an initial three-year term. The agreement provides that Ms. White will receive an initial annual base salary of $650,000 and is eligible for an annual discretionary bonus as determined by the Compensation Committee (with a target incentive equal to 200% of her base salary). The agreement also provided for her to receive an option grant for the purchase of up to 157,143 shares of common stock of the Company. She is also eligible to participate in the Company's benefit plans made available to employees generally and was provided a hybrid, electrified, or all electric automobile and use of Company aircraft, each in accordance with Company policies applicable to senior executives. If Ms. White's employment with the Company is terminated by the Company without "cause" or by her for "good reason" (as defined in the agreement), she will receive severance of twelve months of her base salary (payable in installments over such period), payment of her COBRA premiums for up to 18 months, and 6 months' accelerated vesting of any time-based vesting component of her then-outstanding and unvested equity awards granted by the Company. In addition, she will receive a lump sum payment of a pro-rated amount of her target bonus for the fiscal year in which her termination occurs. Ms. White's right to receive these severance benefits is subject to her providing a release of claims to the Company and her continued compliance with her confidentiality, non-solicitation (which shall continue for 12 months following termination), and other covenants in favor of the Company. If her employment with the Company terminates due to her death or disability, the Company will pay her (or her estate) a pro-rated target bonus for the year in which such termination occurs. If any payments under Ms. White's employment agreement would otherwise trigger the excise tax imposed by Section 4999 of the Internal

Revenue Code, the payments will be reduced as provided in the agreement to a level that does not trigger the excise tax if the reduction results in her retaining a greater amount of the payments on an after-tax basis than if such reduction were not made.

On December 31, 2023, we entered into an employment agreement with Mr. Reeves to serve as our Chief Financial Officer. The agreement became effective on January 1, 2024 and has an initial three-year term. The agreement provides that Mr. Reeves will receive an initial annual base salary of $650,000 and is eligible for an annual discretionary bonus as determined by the Compensation Committee (with a target incentive equal to 200% of his base salary). The agreement also provided for him to receive an option grant for the purchase of up to 257,143 shares of common stock of the Company. He is also eligible to participate in the Company's benefit plans made available to employees generally and was provided a hybrid, electrified, or all electric automobile and use of Company aircraft, each in accordance with Company policies applicable to senior executives. If Mr. Reeves' employment with the Company is terminated by the Company without "cause" or by him for "good reason" (as defined in the agreement), he will receive severance of twelve months of his base salary (payable in installments over such period), payment of his COBRA premiums for up to 18 months, and 6 months' accelerated vesting of any time-based vesting component of his then-outstanding and unvested equity awards granted by the Company. In addition, he will receive a lump sum payment of a pro-rated amount of his target bonus for the fiscal year in which his termination occurs. Mr. Reeves' right to receive these severance benefits is subject to his providing a release of claims to the Company and his continued compliance with his confidentiality, non-solicitation (which shall continue for 12 months following termination), and other covenants in favor of the Company. If his employment with the Company terminates due to his death or disability, the Company will pay him (or his estate) a pro-rated target bonus for the year in which such termination occurs. If any payments under Mr. Reeves' employment agreement would otherwise trigger the excise tax imposed by Section 4999 of the Internal Revenue Code, the payments will be reduced as provided in the agreement to a level that does not trigger the excise tax if the reduction results in his retaining a greater amount of the payments on an after-tax basis than if such reduction were not made.

On May 16, 2022, we entered into an employment agreement with Mr. Little, which was amended on October 23, 2022 to provide that Mr. Little would serve as our Chief Executive Officer as of the Effective Date and had an initial five-year term. Mr. Little voluntarily resigned as our Chief Executive Officer effective as of May 15, 2024. The agreement provided that Mr. Little would receive an initial annual base salary of $975,000 and be eligible for an annual discretionary bonus as determined by the Compensation Committee (with a target incentive equal to 200% of his base salary). He was also eligible to participate in the Company's benefit plans made available to employees generally and is provided a hybrid, electrified, or all electric automobile and use of Company aircraft, each in accordance with Company policies applicable to senior executives. Pursuant to the agreement, Mr. Little was granted the right to purchase 92,474 of our restricted shares on May 13, 2022 that vest over a three-year period.

401(k) Savings Plan

As part of our overall compensation program, we provide all full-time employees, including each of the NEOs currently employed with us, with the opportunity to participate in a defined contribution 401(k) plan. The plan is intended to qualify under Section 401 of the Internal Revenue Code so that employee contributions and income earned on such contributions are not taxable to employees until withdrawn. Employees may elect to defer a percentage of their eligible compensation (not to exceed the statutorily prescribed annual limit) in the form of elective deferral contributions to the plan. The 401(k) plan also has a "catch-up contribution" feature for employees aged 50 or older (including those who qualify as "highly compensated" employees) who can defer amounts over the statutory limit that applies to all other employees. The Company does not currently make any matching or other contributions to participants' accounts under the 401(k) plan. Prior to the Company's acquisition of Southern, Mr. Little participated in Southern's 401(k) plan, which had provisions similar to those described above.

Pension Benefits

We do not sponsor any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

We do not maintain any non-qualified defined contribution or deferred compensation plans. The Compensation Committee, which is comprised solely of "outside directors" as defined for purposes of Section 162(m) of the Internal Revenue Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

Incentive Compensation Clawback Policy

We have adopted a Compensation Recoupment (Clawback) Policy, which is intended to comply with the requirements of Section 303A.14 of the New York Stock Exchange Listed Company Manual implementing Rule 10D-1 under the Exchange Act. In the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover, on a reasonably prompt basis, the excess incentive-based compensation received by any covered executive during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

Stock Ownership Guidelines

The Compensation Committee and our Board of Directors adopted the following stock ownership guidelines for our executive officers to better align the interests of our executive officers with those of our stockholders:

- Our chief executive officer must maintain a minimum holding of company stock with a fair market value equal to five times (5x) their annual base salary;

- Our chief financial officer must maintain a minimum holding of company stock with a fair market value equal to three times (3x) their annual base salary;

- Our other Section 16 officers must maintain a minimum holding of company stock with a fair market value equal to two times (2x) their annual base salary; and

- Our executive officers will have five years to reach the minimum holding level.

As of March 14, 2025, all of our executive officers had either met their stock ownership requirement or had remaining time to do so.

Equity Award Grant Practices

The Compensation Committee approves all equity award grants, including to our NEOs, on or before the grant date, except to the extent the Compensation Committee or the Board has delegated to management the authority to grant such awards to certain employees. Annual equity awards are typically determined, reviewed and approved at the first Compensation Committee meeting of the fiscal year. On occasion, the Compensation Committee may grant equity awards outside of our annual grant cycle for new hires, promotions, recognition, retention or other purposes. In 2024, the Compensation Committee did not take into account material non-public information when determining the timing or terms of equity awards, nor did we time disclosure of material non-public information for the purpose of affecting the value of executive compensation. During fiscal year 2024, the Company did grant stock option awards to NEOs during the period beginning four business days before and ending one business day after the filing of a periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of any Company Form 8-K that disclosed any material non-public information (other than a current report on Form 8-K disclosing a material new stock option award under Item 5.02(e) of such Form 8-K). The following information regarding such option grants is provided in accordance with SEC rules:

Name	Grant Date	Number of Securities Underlying Award	Exercise Price	Grant Date Fair Value	Percentage Change in the Closing Market Price of the Securities Underlying the Award Between the Trading Day Ending Immediately Prior to the Disclosure of Material Nonpublic Information and the Trading Day Beginning Immediately Following the Disclosure of Material Nonpublic Information
Deanna White	4/3/2024	157,143	6.17	0.90	-6.40%
Oliver Reeves	4/3/2024	107,143	6.17	0.90	-6.40%

Director Compensation

We adopted a policy for compensating our non-employee directors with a combination of cash and equity, with such equity awards being subject to the terms and conditions of the 2023 Plan.

Annual Cash Retainers

At the time of our direct listing in July 2023, all non-employee directors were entitled to receive a $50,000 ($60,000 for our Lead Independent Director) annual cash retainer for serving as a member of the Board. On December 3, 2024, the Nominating and Governance Committee of the Board approved a reduction of the annual cash retainer for serving as a member of the Board by 30%, to $35,000 for non-employee directors and $42,000 for our Lead Independent Director. Non-employee directors are also eligible for the following additional annual cash retainers for their Board committee service:

	Chair	Member
Audit Committee	$ 25,000	$ 12,500
Compensation Committee	20,000	10,000
Nominating Committee	15,000	7,500

Each annual cash retainer is paid quarterly in arrears after the end of each fiscal quarter. We reimburse all of our directors for their reasonable out-of-pocket expenses, including travel, food, and lodging, incurred in attending meetings of our Board and/or its committees.

Equity Compensation

At the time of our direct listing in July 2023, new non-employee directors were entitled to receive an initial equity grant with a target grant date fair value of $330,000 awarded in the form of restricted stock units. On July 25, 2023, each non-employee director was awarded 13,409 restricted stock units, (the "July 2023 RSUs"), based on an assumed opening price of our common stock as of the date of our direct listing of $24.61 per common share. The actual opening price of our common stock as of July 27, 2023, the date of our direct listing, was $5.00 per common share, and the closing price of our common stock as of such date was $3.15 per common share. On April 3, 2024 each non-employee director was awarded an additional 91,353 restricted stock units, (the "April 2024 RSUs"), which, together with the original grant of 13,409 restricted stock units previously granted to each non-employee director, represented $330,000 based on the $3.15 per share closing price on July 27, 2023, the date of our direct listing. As disclosed in last year's proxy statement, the April 2024 RSUs appear as awards in this year's Director Compensation Table in accordance with SEC rules. Subject to the director's continued service, initial equity awards vest on the one-year anniversary of the date of grant, provided that, because the April 2024 RSUs were intended to constitute part of the initial grant along with the July 2023 RSUs, the April 2024 RSUs vested in July 2024 along with the July 2023 RSUs. In addition, in subsequent years, on or around our annual meeting of the stockholders, each non-employee director is entitled to receive an annual equity grant with a target grant date fair value of $165,000 awarded in the form of restricted stock units. The annual equity awards vest in full on the one-year anniversary of the date of grant subject to the director's continued service through such date. On December 3, 2024, the Nominating and Governance Committee of the Board approved a reduction of the target grant date fair values of the initial equity grant and annual equity grants to non-employee directors by 30%, to $231,000 and $115,500, respectively.

Director Stock Ownership Guidelines

The Compensation Committee and our Board of Directors adopted the following stock ownership guidelines for our non-employee directors to better align the interests of our non-employee directors with those of our stockholders:

• Directors must maintain a minimum holding of company stock with a fair market value equal to five times (5x) such director's annual cash retainer (excluding annual retainers for service on committees of the Board); and

• Directors will have five years to reach the minimum holding level.

As of March 14, 2025, all of our non-employee directors had either met their stock ownership requirement or had remaining time to do so.

Fiscal Year 2024 Director Compensation Table

The following table sets forth information regarding the compensation received by each of our non-employee directors serving during the year ended December 31, 2024. Stan Little and Sudhin Shahani, who received compensation as employees and/or consultants of the Company, do not receive any compensation for their service on the Board, but, in accordance with SEC rules, Sudhin Shahani's compensation for the year is included in the table below:

Name	Fees Earned or Paid in Cash($)	Stock Awards ($)(1)	Option Awards ($)(1)		All Other Compensation ($)(1)	Total ($)
Carl Albert	$ 51,613	$ 80,519	$ 155,095	(3) $ -		$ 287,224
David Anderman	$ -	$ -	$ 28,871	(4) $ -		$ 28,867
Tyrone Bland	$ 16,563	$ 80,519	$ -	$ -		$ 97,082
John D'Agostino	$ 28,875	$ 80,519	$ -	$ -		$ 109,394
Bruce Hack	$ 21,875	$ 80,519	$ 12,856	(5) $ -		$ 115,245
Ed Mady	$ 21,000	$ 80,519	$ -	$ -		$ 101,519
Tyler Painter	$ 17,500	$ 80,519	$ -	$ -		$ 98,019
Sudhin Shahani (2)	$ -	$ -	$ 820,298	(6) $ 714,795		$ 1,535,087

(1)   Amounts shown in these columns represent the aggregate grant date fair value (calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 "Compensation – Stock Compensation") of stock awards and stock options granted during the year. A description of the methodologies and assumptions we use to value equity awards and the manner in which we recognize the related expense are described in Note 18 to our consolidated financial statements. These amounts may not correspond to the actual value eventually realized by each director because the value depends on the market value of our common stock at the time the award vests or is exercised.

(2).   Represents amounts paid to Mr. Shahani while still an employee of the Company and for services performed as a non-employee consultant of the Company.
(3)   Mr. Albert was granted a stock option award of 172,340 shares on June 25, 2024, of which 25% of these stock options were vested as of the grant date of June 25, 2024, with the remaining 75% vesting over a three-year period thereafter.
(4)   As part of a separate consulting agreement, Mr. Anderman was granted warrants to purchase up to 142,857 shares of common stock.
(5)   Mr. Hack was granted a stock option award of 14,286 shares on June 25, 2024, of which 25% of these stock options were vested as of the grant date of June 25, 2024, with the remaining 75% vesting over a three-year period thereafter.
(6)   Mr. Shahani was granted a stock option award of 911,544 shares on April 3, 2024, of which 25% of these stock options were vested as of the grant date of June 25, 2024, with the remaining 75% vesting over a three-year period thereafter.

Indemnification Agreements

We have entered into indemnification agreements with our officers and directors. These agreements, among other things, require the Company to indemnify its officers and directors for certain expenses, including attorneys' fees, judgments, fines, and settlement amounts incurred by an officer or director in any action or proceeding arising out of their services as one of the Company's officers or directors or any other company or enterprise to which the person provides services at the Company's request.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNER AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 14, 2025 by:

- each person known by us to be a beneficial owner of more than 5.0% of our outstanding common stock;

- each of our directors;

- each of our named executive officers; and

- all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership on 16,933,692 shares of our common stock outstanding as of March 14, 2025. In accordance with SEC rules, we have deemed shares of our common stock subject to stock options or warrants that are currently exercisable or exercisable within sixty (60) days of March 14, 2025, and shares of our common stock underlying RSUs that are currently releasable or releasable within sixty (60) days of March 14, 2025, to be outstanding and to be beneficially owned by the person holding the common stock, options, warrants or RSUs for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Surf Air Mobility Inc., 12111 S. Crenshaw Boulevard, Hawthorne, California 90250. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

Name	Number of Shares of Common Stock	Percent of Outstanding Common Stock
5% Stockholders		
Liam Fayed (1)	4,963,247	27%
Palantir Technologies Inc. (2)	3,176,996	19%
Directors and Executive Officers		
Deanna White	193,712	1%
Oliver Reeves (3)	157,726	*
Stan Little (4)	370,826	2%
Carl Albert (5)	176,114	1%
David Anderman (6)	53,080	*
Tyrone Bland	28,016	*
John D'Agostino	34,038	*
Bruce Hack	35,160	*
Ed Mady	39,786	*
Tyler Painter	94,198	*
Sudhin Shahani	816,649	5%
All directors and executive officers as a group (10 persons)	1,628,479	10%

1. Based on information provided in a Schedule 13G filed with the SEC on February 14, 2024, as of December 31, 2023, the number of shares consists of (i) 200,737 shares of the Company's Common Stock held by Liam Fayed and (ii) 620,870 shares of the Company's Common Stock held by LamVen LLC, which is an entity affiliated with Mr. Fayed, as of December 31, 2023. Based on the Schedule 13G and the Company's records, Mr. Fayed has sole voting power with respect to 200,737 of the reported shares, shared voting power with respect to 1,370,870 of the reported shares, shared investment power with respect to 200,738 of the reported shares, and shared investment power with respect to 620,870 of the reported shares. Also included are 2,241 shares issuable pursuant to outstanding stock options, held by Mr. Fayed, which are exercisable currently or within 60 days of March 14, 2025. Additionally, during the year ended December 31, 2024, the Company issued to LamVen (i) 750,000 shares and (ii) 3,389,398 shares issuable pursuant to outstanding warrants, which are exercisable currently or within 60 days of March 14, 2025, in exchange for amounts owed under existing term loans. Such amounts were not included in the referenced Schedule 13G. Mr. Fayed's address is 53 Greenwich Avenue, Second Floor, Greenwich, CT 06830.

2. Based on information provided in a Schedule 13G filed with the SEC on February 14, 2025, Palantir Technologies held 3,176,996 shares of Common Stock as of December 31, 2024. Palantir Technologies' address is 1200 17th Street, Floor 15 Denver, Colorado 80202.

3. Consists of (i) 4,714 shares held by Mr. Reeves, (ii) 13,724 shares held in a joint account by Mr. Reeves and his spouse, and (iii) 139,288 shares issuable pursuant to outstanding stock options, held by Mr. Reeves, which are exercisable currently or within 60 days of March 14, 2025.

4. Consists of (i) 220,431 shares held by Stan Little, and (ii) 118,074 shares of restricted stock held by The Little 2021 Family Trust dated November 15, 2021 ("The Little 2021 Family Trust"), of which Mr. Little is Trustee, and (iii) 32,321 shares held by the MML 2021 Irrevocable Trust, of which Mr. Little's spouse is Trustee. Mr. Little may be deemed to have voting or dispositive power over the shares held by The Little 2021 Family Trust. The reporting person disclaims any pecuniary interest in the shares held by the MML 2021 Irrevocable Trust consists of (i) 220,431 shares held by Stan Little, and (ii) 118,074 shares of restricted stock held by The Little 2021 Family Trust dated November 15, 2021 ("The Little 2021 Family Trust"), of which Mr. Little is Trustee, and (iii) 32,321 shares held by the MML 2021 Irrevocable Trust, of which Mr. Little's spouse is Trustee. Mr. Little may be deemed to have voting or dispositive power over the shares held by The Little 2021 Family Trust. The reporting person disclaims any pecuniary interest in the shares held by the MML 2021 Irrevocable Trust. Mr. Little was no longer a director of the Company as of December 31, 2024.

5. Consists of (i) 14,966 shares held by Carl Albert, (2) 61,928 shares held by The Carl Albert Trust dated June 7, 1991 ("The Carl Albert Trust"), of which Carl Albert is Trustee, and (iii) 99,220 shares issuable pursuant to outstanding stock options, held by Mr. Albert, which are exercisable currently or within 60 days of March 14, 2025. Mr. Albert may be deemed to have voting or dispositive power over the shares held by The Carl Albert Trust.

6. Consists of (i) 23,225 shares held by Mr. Anderman (ii) 1,284 shares issuable pursuant to outstanding stock options, held by Mr. Anderman, which are exercisable currently or within 60 days of March 14, 2025, and (iii) 28,571 shares issuable pursuant to outstanding warrants, held by Proxima Centauri LLC, which is an entity affiliated with Mr. Anderman, which are exercisable currently or within 60 days of March 14, 2025. Mr. Anderman may be deemed to have voting or dispositive power over the shares held by Proxima Centauri LLC.

Equity Compensation Plan Information

Our executive officers, directors, and all of our employees are allowed to participate in our equity incentive plans. We believe that providing them with the ability to participate in such plans provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

The following table provides information regarding the securities authorized for issuance under our equity compensation plans as of December 31, 2024:

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, RSUs, PRSUs and Rights (a)	Weighted Average Exercise Price of Outstanding Options, RSUs, PRSUs and Rights (b) (1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a) (c) (2)
Equity compensation plans approved by stockholders	3,471,272	7.80	-
Equity compensation plans not approved by stockholders	-	-	-

(1)   The weighted average exercise price excludes restricted stock units and performance stock units, which have no exercise price.

(2)   Excludes 846,685 shares and 114,285 shares that were added to our 2023 Plan and our ESPP, respectively, on January 1, 2025 pursuant to the evergreen provisions thereunder that provide for automatic annual increases on January 1 of each year for the terms of the plans equal to 5% and 1%, respectively, of our outstanding shares as of the preceding December 31 (or, in the case of the ESPP, 114,285 shares, if less, or, in the case of either plan, such lesser amounts as approved by the Board).

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

Term Notes

The Company entered into term note agreements with LamVen, an entity owned by Liam Fayed, an officer and co-founder of Surf Air Global Limited, a subsidiary of the Company, and recorded the notes in Due to related parties at carrying value on the Consolidated Balance Sheets.

The LamVen notes with aggregate principal amounts of $4.5 million and $1.0 million, an effective date of November 30, 2022 and January 18, 2023, respectively, and bearing an interest rate of 8.25% per annum, remained outstanding as of March 31, 2023. Both term notes were exchanged for cash and scheduled to mature on the earlier of December 31, 2023 or the date on which the note is otherwise accelerated as provided for in the agreement. Interest for the notes are payable in full at maturity or upon acceleration by prepayment. On December 29, 2023, the term notes were amended to extend the maturity date to January 15, 2024. On January 26, 2024, the term notes were amended to extend the maturity date to February 9, 2024, with an effective date of January 15, 2024. On April 28, 2024, the term notes were further amended to extend the maturity date to May 15, 2024, with an effective date of April 15, 2024. On July 31, 2024, the term notes were further amended to extend the maturity date to August 20, 2024, with an effective date of May 15, 2024. In November 2024, the term notes were exchanged for a new secured convertible promissory note with LamVen.

On May 22, 2023, the Company entered into an additional term note agreement in exchange for $4.6 million in cash from LamVen. The note is scheduled to mature on the earlier of December 31, 2023 or the date on which the note is otherwise accelerated as provided for in the agreement. Interest is due upon maturity at a rate of 10.0% per annum until the note is paid in full at maturity or upon acceleration by prepayment. On December 29, 2023, the term notes were amended to extend the maturity date to January 15, 2024. On January 26, 2024, the term notes were amended to extend the maturity date to February 9, 2024, with an effective date of January 15, 2024. On July 31, 2024, the term notes were further amended to extend the maturity date to August 20, 2024, with an effective date of May 15, 2024. In November 2024, the term notes were exchanged for a new secured convertible promissory note with LamVen.

On June 15, 2023, the Company entered into a $5.0 million note agreement with LamVen. The note is scheduled to mature on the earlier of December 31, 2023 or the date on which the note is otherwise accelerated as provided for in the agreement. Interest is due upon maturity at a rate of 10.0% per annum until the note is paid in full at maturity or upon acceleration by prepayment. On December 29, 2023, the note was amended to extend the maturity date to January 15, 2024 and to increase the principal amount of the note to $10.0 million. The Company received $8.5 million in cash as of December 31, 2023, with the remaining $1.5 million under the note received in 2024. On January 26, 2024, the note was further amended to extend the maturity date to February 9, 2024 and the principal amount increased to $15.0 million, effective as of January 15, 2024. On April 28, 2024, the note was further amended to extend the maturity date to May 15, 2024 and the principal amount increased to $25.0 million, effective as of April 15, 2024. The Company received $38.2 million as of September 30, 2024. Subsequent to September 30, 2024, the Company received an additional $4.9 million under this note agreement, for an aggregate total of $43.1 million cash received under the note since inception. In November 2024, the note was exchanged for a new secured convertible promissory note with LamVen.

LamVen Note

On November 14, 2024, the Company entered into a note exchange agreement with LamVen pursuant to which the Company issued a secured convertible promissory note (the "LamVen Note") in aggregate principal amount of $50.0 million to LamVen, to refinance certain existing notes.

The LamVen Note will accrue interest at the greater of (x) SOFR (subject to a 1.00% floor) plus 5.00% and (y) 9.75%. In the event the Company raises capital in certain equity offerings, a portion of the net cash proceeds from such equity offerings and the net cash proceeds from certain asset sales are required to be applied to repay the obligations under the LamVen Note. The scheduled maturity of the LamVen Note is December 31, 2028, which may be accelerated upon the occurrence of certain events of default.

At the election of LamVen from time to time, on one or more occasions, the outstanding principal amount of the LamVen Note (or any portion thereof), together with all accrued but unpaid interest thereon, can be converted into a number of shares of common stock, using a conversion price per share equal to the Minimum Price, as defined in New York Stock Exchange Listed Company Manual Section 312.04(h) (the "Minimum Price"); provided, however, that LamVen shall not be able to convert the LamVen Note if so doing would increase LamVen's beneficial ownership interest in the Company to 10% or more of the Company's then outstanding common stock.

In addition, on November 14, 2024, a portion of the principal of existing LamVen notes being refinanced equal to $7,473,131 was exchanged for (i) 750,000 shares of common stock of the Company issued to LamVen at $1.83 per share, which represents the official closing price of the Company's common stock on the New York Stock Exchange on the date immediately preceding November 14, 2024 (the "LamVen Shares"), and (ii) 3,389,398 warrants to purchase common stock of the Company issued to LamVen with a strike price of $1.83 per share (the "LamVen Warrants").

The obligations under the LamVen Note are guaranteed by certain of the Company's subsidiaries, and subject to a security interest on assets of the Company and the subsidiary guarantors, subject to certain exceptions.

The conversion feature embedded in the LamVen Note failed to satisfy the requirements for the derivative scope exception for contracts indexed in the Company's own stock. The conversion feature of the LamVen Note required bifurcation from the host contract. The embedded derivative was initially measured at fair value of $6.8 million, with a corresponding debt discount of $6.8 million being recorded as the excess of the principal amount of LamVen Note over the fair value of the host contract. The debt discount will be amortized to interest expense using the effective interest rate over the term of the LamVen Note.

Advisory Services Agreement with Proxima Centauri, LLC

Proxima Centauri, LLC, an entity wholly-owned by David Anderman, a director of the Company, provides advisory services to the Company for a monthly fee of $20,000 per month pursuant to an Advisory Services Agreement entered into on December 16, 2024. As additional compensation, the Company issued a warrant to Proxima Centauri to purchase up to 142,857 shares of Common Stock.

Park Lane Reimbursement Agreement

On November 14, 2024, in connection with the letter of credit backstopping the Credit Agreement, the Company entered into a Reimbursement Agreement with Park Lane, an entity owned by a family member of Mr. Fayed (the "Reimbursement Agreement"), which contains certain representations and warranties, covenants and events of default.

If the backstop letter of credit is drawn upon, the Company will be required to reimburse Park Lane for the drawn amount of the letter of credit, pay interest to Park Lane at 15.00% per annum on such drawn amounts (subject to increase in the event of default). The Company is separately obligated to pay a fee of 1.00% per annum to Park Lane on the outstanding face amount of the backstop letter of credit. In the event the Company raises capital in certain equity offerings, a portion of the net cash proceeds from such equity offerings is required to be remitted to Park Lane to be held in trust in accordance with the Reimbursement Agreement.

The obligations under the Reimbursement Agreement are guaranteed by certain of the Company's subsidiaries, and subject to a security interest on assets of the Company and the subsidiary guarantors, subject to certain exceptions.

In connection with the Reimbursement Agreement, Park Lane will have the right to appoint a board observer with respect to the Company.

Other Transactions

As of December 31, 2024, the Company continues to lease four aircraft from Park Lane, for a monthly lease payment of $0.025 million per aircraft. The lease term for the four aircraft expire on July 31, 2023. On June 16, 2023, the Company amended the lease agreements with Park Lane to extend the expiration date for a 6-month term of August 1, 2023 through January 31, 2024. All other terms of the agreements remain the same. The lease for the four planes was extended on a month to month basis as of January 31, 2025.

JA Flight Services and BAJ Flight Services

As of December 31, 2024, the Company leased a total of three aircraft from JA Flight Services ("JAFS") and one aircraft from BAJ Flight Services ("BAJFS") under short-term operating leases. JAFS is 50% owned by Bruce A. Jacobs ("BAJ"), an employee and shareholder of the Company, and BAJFS is 100% owned by BAJ.

The Company recorded approximately $1,306 thousand in combined lease and engine reserve expense attributable to JAFS and BAJFS during year ended December 31, 2024. Accounts payable of $74 thousand owed to JAFS and BAJFS as of December 31, 2024, is included in Due to Related Parties, current on the Consolidated Balance Sheet.

Schuman Aviation

As of December 31, 2024, the Company leased six aircraft from Schuman Aviation Ltd. ("Schuman"), an entity which is owned by an employee and shareholder of the Company. All leases consist of 60-month terms, fixed monthly lease payments and are all eligible for extension at the end of the lease term. All the leases are also subject to monthly engine, propeller and other reserve payment requirements, based on actual flight activity incurred on the subject aircraft engine.

The Company recorded approximately $1,719 thousand in combined lease and engine reserve expense attributable to Schuman for the year ended December 31, 2024. As of December 31, 2024, the Company owed approximately $214 thousand to Schuman, which is included in Due to Related Parties, current on the Consolidated Balance Sheet.

Additionally, the Company has an existing agreement with Schuman, whereby Schuman agreed not to fly any of its Makani Kai airline routes servicing the Hawaiian Island commuter airspace for a period of 10 years. Remaining amounts due under this agreement represent the final two annual installment payments, of $100 thousand each, which will be paid over the next two years.

Indemnification Agreements

Our Amended and Restated Certificate of Incorporation contains provisions limiting the liability of directors to the fullest extent permitted by Delaware law, and our Amended and Restated Bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered or will enter into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them in certain circumstances.

Loans to Officers and Directors

On May 26, 2023, the Company approved the forgiveness of certain promissory notes associated with the issuance of restricted stock purchase agreements ("RSPAs") to executives and directors. The Company also provided bonuses to pay for interest and tax associated with the issuance of these shares in the amount of $0.1 million. The forgiveness of these promissory notes resulted in an immaterial additional stock-based compensation expense as of June 30, 2023.

Subsequent to June 30, 2023, and prior to the Company's direct listing, the Company's board of directors determined that the remaining vesting requirements applicable to previously granted executive RSPA awards had been satisfied, in connection our direct listing. This resulted in the recognition of $21.8 million in previously unrecognized stock-based compensation expense during the third quarter of 2023.

Policies and Procedures Regarding Related Party Transactions

Our Board has adopted a written Related Person Transactions Policy that sets forth the Company's policies and procedures regarding the identification, review, consideration and oversight of "related person transactions." For purposes of our policy, a "related person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (i) the Company (including any of its subsidiaries) was, is or will be a participant, (ii) the aggregate amount involved exceeds or may be expected to exceed the lesser of $120,000 or 1% of the average of the Company's total assets at year-end for the last two completed fiscal years and (iii) a related person has or will have a direct or indirect material interest.

Subject to certain limitations, transactions involving compensation for services provided to the Company as an employee or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of our voting securities (including the common stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons. A related person is also someone who has a position or relationship with any firm, corporation or other entity that engages in the transaction if (i) such person is employed or is a general partner or principal or in a similar position with significant decision making influence, or (ii) the direct or indirect ownership by such person and all other foregoing persons, in the aggregate, is 10% or greater in another person that is party to the transaction.

Under the policy, any related person, or any director, officer or employee of the Company who knows of the transaction, must report the information regarding the proposed related person transaction to our Chief Financial Officer and chairperson of the Audit Committee for review. To identify related person transactions in advance, we will rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related person transactions, the Audit Committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

- the nature of the related person's interest in the transaction;

- the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

- the terms of the transaction;

- the availability of other sources for comparable services or products; and

- the terms available to or from, as the case may be, unrelated third parties.

Director Independence

Under the rules of the New York Stock Exchange ("NYSE") and our Corporate Governance Guidelines, independent directors must comprise a majority of our Board. Under the NYSE rules, a director will only qualify as an "independent director" if our Board affirmatively determines that the director, in the opinion of our Board, does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our Board reviewed its composition and the independence of our directors and considered whether any director has a relationship with us that could interfere with his or her ability to exercise independent judgment in carrying out his or her responsibilities. In addition, the Board annually evaluates and determines the independence of each our non-employee directors under the NYSE listing standards. As a part of the evaluation process, and as part of the independence determination by the Board, the Board considers, in addition to such other factors as they may deem appropriate, each director's occupation, personal and affiliate transactions with the Company, and other relevant direct and indirect relationships with the Company that may affect independence. Based upon information requested from and provided by each director concerning his or her background, employment, and affiliations, including family relationships, our Board has determined that each of Mr. Albert, Mr. Bland, Mr. D'Agostino, Mr. Hack and Mr. Mady qualify as independent directors, as defined under the listing rules of the NYSE, and that our Board consists of a majority of "independent directors," as defined under the rules of the SEC and NYSE. Our Board has also determined that each of the members of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee satisfy the independence standards for such committee established by applicable SEC rules and the listing standards of the NYSE. In making these determinations, our Board considered the relationships that each non-employee director has with us and all other facts and circumstances our Board deemed relevant in determining independence. Sudhin Shahani is not considered an independent director as a result of his employment by the Company. Tyler Painter and David Anderman are not considered independent directors as a result of their prior employment by the Company.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed to us for the fiscal year ended December 31, 2024 and 2023 by our independent registered public accounting firm, PricewaterhouseCoopers LLP, are as follows:

Fee Category	2024	2023
Audit Fees (1)	2,525	5,278
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees (2)	5	2
Total Fees	2,530	5,280

(1) Audit fees consist of fees for the audit of our consolidated financial statements, the review of the unaudited interim financial statements included in our quarterly reports on Form 10-Q and other professional services provided in connection with regulatory filings or engagements.

(2) All other Fees consist of subscription fees for use of the PricewaterhouseCoopers LLP research tool

The Audit Committee is required to pre-approve the audit and non-audit services performed by our independent registered public accounting firm in order to assure that the provision of such services does not impair the firm's independence. The Audit Committee at least annually reviews and provides general pre-approval for the services that may be provided by the independent registered public accounting firm.

All services performed and related fees billed by PricewaterhouseCoopers LLP during fiscal 2024 and fiscal 2023 were pre-approved by the Audit Committee pursuant to the foregoing pre-approval policy of the Audit Committee.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) List of Documents Filed as part of this Form 10-K:

1. Consolidated Financial Statements

See Index to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules

All schedules have been omitted because they are not required or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits

The following is a list of exhibits filed, furnished or incorporated by reference as a part of this Annual Report on Form 10-K.

Exhibit Index

The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description of Document
2.1+	Acquisition Agreement, dated as of March 17, 2021, by and between Surf Air Mobility Inc., Surf Air Global Limited, Surf Air Inc., SAC Merger Sub Inc. and Southern Airways Corporation *(incorporated by reference to Exhibit 2.1 to the Company's Form S-1 Registration Statement, filed on June 5, 2023).*
2.2	Amendment No. 1 to Acquisition Agreement, dated as of August 22, 2021, by and between Surf Air Mobility Inc., Surf Air Global Limited, Surf Air Inc., SAC Merger Sub Inc. and Southern Airways Corporation *(incorporated by reference to Exhibit 2.2 to the Company's Form S-1 Registration Statement, filed on June 5, 2023).*
2.3	Amendment No. 2 to Acquisition Agreement, dated as of May 17, 2022, by and between Surf Air Mobility Inc., Surf Air Global Limited, Surf Air Inc., SAC Merger Sub Inc. and Southern Airways Corporation *(incorporated by reference to Exhibit 2.3 to the Company's Form S-1 Registration Statement, filed on June 5, 2023).*

2.4	Amendment No. 3 to Acquisition Agreement, dated as of November 11, 2022, by and between Surf Air Mobility Inc., Surf Air Global Limited, Surf Air Inc., SAC Merger Sub Inc. and Southern Airways Corporation *(incorporated by reference to Exhibit 2.4 to the Company's Form S-1 Registration Statement, filed on June 5, 2023)*.
2.5	Amendment No. 4 to Acquisition Agreement, dated as of May 25, 2023, by and between Surf Air Mobility Inc., Surf Air Global Limited, Surf Air Inc., SAC Merger Sub Inc. and Southern Airways Corporation *(incorporated by reference to Exhibit 2.5 to the Company's Form S-1 Registration Statement, filed on June 5, 2023)*.
2.6	Amendment No. 5 to Acquisition Agreement, dated as of June 21, 2023, by and between Surf Air Mobility Inc., Surf Air Global Limited, Surf Air Inc., SAC Merger Sub Inc. and Southern Airways Corporation *(incorporated by reference to Exhibit 2.6 to the Company's Form S-1 Registration Statement, filed on June 5, 2023)*.
2.7	Agreement and Plan of Merger, dated as of June 21, 2023, by and among Surf Air Global Limited, Surf Air Mobility Inc. and SAGL Merger Sub Limited *(incorporated by reference to Exhibit 2.7 to the Company's Form S-1 Registration Statement, filed on June 5, 2023)*.
3.1	Amended and Restated Certificate of Incorporation of SAM *(incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K, filed with the SEC on March 29, 2024)*.
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation *(incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on August 19, 2024)*.
3.3	Amended and Restated Bylaws of SAM *(incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K, filed with the SEC on March 29, 2024)*.
4.1	Description of Securities *(incorporated by reference to Exhibit 4.1 to the Company's Form 10-K, filed with the SEC on March 29, 2024)*
10.1	Form of Grant Agreement for grants of PRSUs to employees and non-employee directors under the 2023 Equity Incentive Plan *(incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q, filed on November 14, 2023)*.
10.2#	Employment Agreement dated December 21, 2023, by and between Surf Air Mobility Inc. and Oliver Reeves *(incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed with the SEC on December 27, 2023)*.
10.3	Binding Term Sheet dated as of December 21, 2023, by and between Surf Air Mobility Inc. and GEM Global Yield LLC SCS *(incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed with the SEC on December 28, 2023)*.
10.4	Security Purchase Agreement, dated March 1, 2024, between Surf Air Mobility, Inc. and GEM Global Yield LLC SCS *(incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed with the SEC on March 6, 2024)*.
10.5	Form of Grant Agreement for grants of RSUs to employees and non-employee directors under the 2023 Equity Incentive Plan *(incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q, filed on November 14, 2023)*.
10.6	Share Purchase Agreement, dated as of June 15, 2023, by and among Surf Air Mobility, Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited *(incorporated by reference to Exhibit 10.4 to the Company's Amendment No. 5 Form S-1 and Form S-4 Registration Statement, filed with the SEC on July 25, 2023)*.
10.7	Form of SAFE Agreement *(incorporated by reference to Exhibit 2.7 to the Company's Form S-1 Registration Statement, filed on June 5, 2023)*.
10.8	Form of Director Indemnification Agreement *(incorporated by reference to Exhibit 10.4 to the Company's Form S-1 Registration Statement, filed on June 5, 2023)*.
10.9+++	Collaboration & Engineering Services Agreement, dated as of September 15, 2022, by and between Textron Aviation Inc. and Surf Air Mobility Inc. *(incorporated by reference to Exhibit 10.5 to the Company's Form S-1 Registration Statement, filed on June 5, 2023)*.
10.10+++	Amended Collaboration & Engineering Services Agreement, dated as of May 24, 2023, by and between Textron Aviation Inc. and Surf Air Mobility Inc. *(incorporated by reference to Exhibit 10.6 to the Company's Form S-1, filed on June 5, 2023)*.

10.11+++	Amended and Restated Sales and Marketing Agreement, dated as of September 27, 2022, by and between Textron Aviation Inc. and Surf Air Mobility Inc. *(incorporated by reference to Exhibit 10.7 to the Company's Form S-1 Registration Statement, filed on June 5, 2023).*
10.12+++	First Amended and Restated Sales and Marketing Agreement, dated as of May 24, 2023, by and between Textron Aviation Inc. and Surf Air Mobility Inc. *(incorporated by reference to Exhibit 10.8 to the Company's Form S-1 Registration Statement, filed on June 5, 2023).*
10.13+++	Data License Agreement, dated as of September 15, 2022, among Textron Aviation Inc., Textron Innovations Inc. and Surf Air Mobility Inc. *(incorporated by reference to Exhibit 10.9 to the Company's Form S-1 Registration Statement, filed on June 5, 2023).*
10.14+++	Amendment to Data License Agreement, dated as of May 24, 2023, among Textron Aviation Inc., Textron Innovations Inc. and Surf Air Mobility Inc. *(incorporated by reference to Exhibit 10.10 to the Company's Form S-1 Registration Statement, filed on June 5, 2023).*
10.15++	Pilot Pathway Agreement, dated as of July 17, 2019, by and between SkyWest Airlines, Inc. and Southern Airways Corporation. *(incorporated by reference to Exhibit 10.11 to the Company's Form S-1 Registration Statement, filed on June 5, 2023).*
10.16	Amendment No. 1 to Pilot Pathway Agreement, dated as of October 1, 2020, by and between SkyWest Airlines, Inc. and Southern Airways Corporation. *(incorporated by reference to Exhibit 10.12 to the Company's Form S-1 Registration Statement, filed on June 5, 2023).*
10.17	Amendment No. 2 to Pilot Pathway Agreement, dated as of March 1, 2022, by and between SkyWest Airlines, Inc. and Southern Airways Corporation *(incorporated by reference to Exhibit 10.13 to the Company's Form S-1 Registration Statement, filed on June 5, 2023).*
10.18++	Amendment No. 3 to Pilot Pathway Agreement, dated as of March 6, 2023, by and between SkyWest Airlines, Inc. and Southern Airways Corporation *(incorporated by reference to Exhibit 10.14 to the Company's Form S-1 Registration Statement, filed on June 5, 2023).*
10.19+++	Master Agreement, dated as of October 10, 2022, by and between Jetstream Aviation Capital, LLC and Surf Air Mobility Inc. *(incorporated by reference to Exhibit 10.15 to the Company's Form S-1 Registration Statement, filed with the SEC on June 5, 2023).*
10.20++	Business Combination Agreement, dated as of May 17, 2022, by and among Tuscan Holdings Corp. II, Surf Air Global Limited, Surf Air Mobility Inc., THCA Merger Sub Inc. and SAGL Merger Sub Limited. *(incorporated by reference to Exhibit 10.16 to the Company's Form S-1 Registration Statement, filed with the SEC on June 5, 2023).*
10.21	Amendment No. 1 to Business Combination Agreement, dated as of September 1, 2022, by and among Tuscan Holdings Corp. II, Surf Air Global Limited, Surf Air Mobility Inc., THCA Merger Sub Inc. and SAGL Merger Sub Limited *(incorporated by reference to Exhibit 10.17 to the Company's Form S-1 Registration Statement, filed with the SEC on June 5, 2023).*
10.22	Mutual Termination and Release Agreement, dated as of November 14, 2022, by and among Tuscan Holdings Corp. II, Surf Air Global Limited, Surf Air Mobility Inc., THCA Merger Sub Inc. and SAGL Merger Sub Limited *(incorporated by reference to Exhibit 10.18 to the Company's Form S-1 Registration Statement, filed with the SEC on June 5, 2023).*
10.23#	Employment Agreement, dated as of May 16, 2022, by and among Surf Air Mobility Inc., Surf Air Global Limited and R. Stanley Little *(incorporated by reference to Exhibit 10.19 to the Company's Form S-1 Registration Statement, filed with the SEC on June 5, 2023).*
10.24#	Amendment to Employee Agreement, dated as of October 23, 2022, by and between Surf Air Mobility Inc. and R. Stanley Little *(incorporated by reference to Exhibit 10.20 to the Company's Form S-1, filed with the SEC on June 5, 2023).*

10.25#	Employment Agreement, dated as of December 19, 2022, by and among Surf Air Mobility Inc., Surf Air Global Limited and Deanna White *(incorporated by reference to Exhibit 10.21 to the Company's Form S-1, filed with the SEC on June 5, 2023)*.
10.26#	Employment Agreement, dated as of August 20, 2021, by and among Surf Air Mobility Inc., Surf Air Global Limited and Sudhin Shahani *(incorporated by reference to Exhibit 10.22 to the Company's to the Company's Form S-1 Registration Statement, filed with the SEC on June 5, 2023)*.
10.27#	Amendment to Employment Agreement, dated as of January 20, 2023, by and between Surf Air Mobility Inc. and Sudhin Shahani *(incorporated by reference to Exhibit 10.23 to the Company's Form S-1 Registration Statement, filed with the SEC on June 5, 2023)*.
10.28#	2016 Equity Incentive Plan as amended *(incorporated by reference to Exhibit 10.24 to the Company's Form S-1 Registration Statement, filed with the SEC on June 5, 2023)*.
10.29#	Surf Air Mobility Inc. Amended and Restated 2023 Equity Incentive Plan *(incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on June 25, 2024)*.
10.30#	Employee Stock Purchase Plan *(incorporated by reference to Exhibit 10.28 to the Company's Amendment No. 1 Form S-1 and Form S-4 Registration Statement, filed with the SEC on June 22, 2023)*.
10.31	Convertible Note Purchase Agreement, dated as of June 15, 2023, between Surf Air Mobility Inc. and Partners for Growth V, L.P., conformed for Consent and Amendment, dated November 14, 2024 among the Company, the subsidiaries of the Company party thereto and Partners for Growth V, L.P. *(incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q filed with the SEC on November 14, 2024)*.
10.32	Second Amendment to Data License Agreement, dated as of June 30, 2023, among Textron Aviation Inc., Textron Innovations Inc. and Surf Air Mobility Inc. *(incorporated by reference to Exhibit 10.30 to the Company's Amendment No. 3 Form S-1 and Form S-4 Registration Statement, filed with the SEC on July 12, 2023)*.
10.33	Third Amendment to Data License Agreement, dated as of September 18, 2023, among Textron Aviation Inc., Textron Innovations Inc. and Surf Air Mobility Inc. *(incorporated by reference to Exhibit 10.31 to the Company's Form S-1 Registration Statement, filed with the SEC on September 19, 2023)*.
10.34#	Southern Incentive Bonus Plan *(incorporated by reference to Exhibit 10.31 to the Company's Form S-1 Registration Statement, filed with the SEC on July 21, 2023)*.
10.35	Amendment No. 2 to the Second Amended and Restated Share Purchase Agreement, dated as of July 21, 2023, among Surf Air Global Limited, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited *(incorporated by reference to Exhibit 10.32 to the Company's Amendment No. 5 Form S-1 and Form S-4 Registration Statement, filed with the SEC on July 21, 2023)*.
10.36	Amendment No. 1 to the Share Purchase Agreement, dated as of July 21, 2023, by and among Surf Air Global Limited, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited *(incorporated by reference to Exhibit 10.33 to the Company's Amendment No. 5 Form S-1 and Form S-4 Registration Statement, filed with the SEC on July 21, 2023)*.
10.37	Amendment No. 3 to the Second Amended and Restated Share Purchase Agreement, dated as of July 24, 2023, among Surf Air Global Limited, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited *(incorporated by reference to Exhibit 10.34 to the Company's Amendment No. 5 Form S-1 and Form S-4 Registration Statement, filed with the SEC on July 25, 2023)*.
10.38	Amendment No. 2 to the Share Purchase Agreement, dated as of July 24, 2023, by and among Surf Air Global Limited, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited *(incorporated by reference to Exhibit 10.35 to the Company's Amendment No. 5 Form S-1 and Form S-4 Registration Statement, filed with the SEC on July 25, 2023)*.
10.39	Amendment No. 4 to the Amended and Restated Share Purchase Agreement, dated as of September 19, 2023, by and among Surf Air Mobility Inc., Surf Air Global Ltd., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited *(incorporated by reference to Exhibit 10.35 to the Company's Amendment No. 5 Form S-1 and Form S-4 Registration Statement, filed with the SEC on September 19, 2023)*.

10.40	Fourth Amendment to Data License Agreement, dated as of December 8, 2023, among Textron Aviation Inc., Textron Innovations Inc. and Surf Air Mobility Inc *(incorporated by reference to Exhibit 10.4 to the Company's Form 10-K, filed with the SEC on March 29, 2024)*.
10.41#	Amendment to Employee Agreement, dated as of May 20, 2024, but effective as of May 15, 2024, by and between Surf Air Mobility Inc. and R. Stanley Little *(incorporated by reference to Exhibit 10.42 to the Company's Registration Statement on Form S-1/A, filed on July 11, 2024)*.
10.42#	Amended and Restated Employment Agreement dated May 17, 2024, but effective as of May 15, 2024, by and between Surf Air Mobility Inc. and Deanna White *(incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on May 20, 2024)*.
10.43#	Amendment to Employment Agreement dated May 20, 2024, by and between Surf Air Mobility Inc. and Oliver Reeves *(incorporated by reference to Exhibit 10.47 to the Company's Registration Statement on Form S-1/A, filed on July 11, 2024)*.
10.44#**	Amendment to Amended and Restated Employment Agreement dated February 4, 2025, but effective as of January 1, 2025, by and between Surf Air Mobility Inc. and Deanna White
10.45#**	Second Amendment to Employment Agreement dated February 4, 2025, but effective as of January 1, 2025, by and between Surf Air Mobility Inc. and Oliver Reeves
10.46	Mandatory Convertible Security, dated August 7, 2024, between Surf Air Mobility, Inc. and GEM Global Yield LLC SCS *(incorporated by reference as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 9 2024)*.
10.47	Joint Venture Agreement, dated August 9, 2024, between Surf Air Mobility Inc. and Palantir Technologies, Inc. *(incorporated by reference to the Company's Current Report on Form 8-K filed on August 13, 2024)*.
10.48	Credit Agreement, dated November 14, 2024, 2024, among the Company as borrower, the lenders party thereto, and CCP Agency, LLC as agent *(incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q, filed with the SEC on November 14, 2024)*.
10.49	Reimbursement Agreement, dated November 14, 2024, among the Company, the subsidiaries of the Company party thereto and Park Lane Investments LLC *(incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q, filed with the SEC on November 14, 2024)*.
10.50	Secured Promissory Note, dated November 14, 2024, among the Company, the subsidiaries of the Company party thereto and LamVen LLC *(incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q, filed with the SEC on November 14, 2024)*.
10.51	Fifth Amendment to Data License Agreement dated September 26, 2024 *(incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q, filed with the SEC on November 14, 2024)*.
10.53#	Advisory Services Agreement, dated as of December 16, 2024, by and between Surf Air Mobility Inc. and Proxima Centauri, LLC *(incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed with the SEC on December 19, 2024)*.
10.54**	Form of Grant Agreement for grants of RSUs to employees for Incentive Bonus Plan settlements under the 2023 Equity Incentive Plan.
10.55**	Form of Grant Agreement for grants of RSUs to non-employee consultants for Incentive Bonus Plan settlements under the 2023 Equity Incentive Plan.
10.56**	Form of Warrant Agreement
14.1	Code of Conduct and Ethics *(incorporated by reference to Exhibit 14.1 to the Company's Form 10-Q, filed November 14, 2023)*.
19.1*	Insider Trading Policy

21.1	List of Subsidiaries *(incorporated by reference to Exhibit 21.1 to the Company's Form S-1 Registration Statement, filed with the SEC on June 5, 2023).*
23.1*	Consent of PricewaterhouseCoopers LLP
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial and Accounting Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial and Accounting Officer Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy *(incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K, filed with the SEC on March 29, 2024).*
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Filed herewith.

**Furnished herewith

++ Schedules to this Exhibit omitted pursuant to Regulation S-K Item 601(a)(5) promulgated under the Exchange Act. The Registrant agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

+++ Specific provisions or terms to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(10)(iv) promulgated under the Exchange Act. The Registrant agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

# Indicates management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Surf Air Mobility Inc.

Date: March 21, 2025

By: /s/ Deanna White

Deanna White

Chief Executive Officer and Chief Operating Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Deanna White **Deanna White**	Chief Executive Officer and Chief Operating Officer (Principal Executive Officer)	March 21, 2025
/s/ Oliver Reeves **Oliver Reeves**	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 21, 2025
/s/ Sudhin Shahani **Sudhin Shahani**	Co-Founder and Director	March 21, 2025
/s/ Carl Albert **Carl Albert**	Director (Chairman)	March 21, 2025
/s/ Tyronne Bland **Tyronne Bland**	Director	March 21, 2025
/s/ John D'Agostino **John D'Agostino**	Director	March 21, 2025
/s/ Bruce Hack **Bruce Hack**	Director	March 21, 2025
/s/ Edward Mady **Edward Mady**	Director	March 21, 2025
/s/ David Anderman **David Anderman**	Director	March 21, 2025
/s/ Tyler Painter **Tyler Painter**	Director	March 21, 2025

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